82- SUBMISSIONS FACING SHEET

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02032394

REGISTRANT'S NAME Deutsche Bank

*CURRENT ADDRESS

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 334 FISCAL YEAR 12-31-01

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DATE : 4/26/02

File No.82-334

Results 2001 Annual Report

Deutsche Bank

Our Identity

Deutsche Bank is dedicated to being the best financial services provider in the world. We endeavor to use our breadth of experience, capabilities and financial strength to create value for our shareholders, customers, employees and society as a whole.
In achieving this mission we operate by these core values:

Customer focus

We place customers at the center of our activities and they drive all that we do.

Teamwork

We benefit from the diversity of our people and our business by working together to achieve success.

Innovation

We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

Performance

We are committed to a result-oriented culture.

Trust

We behave reliably, fairly and honestly.

Content

2001 – Deutsche Bank's Consolidated Financial Statements are converted to U.S. GAAP

The Annual Report for 2001 contains, for the first time, Consolidated Financial Statements prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The comparative amounts for 2000 are also prepared in accordance with U.S. GAAP, so they are different from the amounts published in our 2000 Annual Report. Reporting under U.S. GAAP is a result of listing the Deutsche Bank share on the New York Stock Exchange on October 3, 2001. Prior to that, we had prepared our Consolidated Financial Statements in accordance with International Accounting Standards (IAS) since 1995.

	2001	2000
Share price		
High	€ 105.64	€ 103.27
Low	€ 43.20	€ 68.75
Dividend per share	€ 1.30	€ 1.30
Dividend appropriation Deutsche Bank AG	€ 808 m.	€ 801 m.
Basic earnings per share	€ 0.27	€ 22.00
Adjusted basic earnings per share*	€ 2.21	€ 6.88
Return on average total shareholders' equity	0.4 %	39.2 %
Adjusted return on average active total shareholders' equity*	4.4 %	16.5 %
BIS capital ratio	12.1 %	13.1 %
BIS core capital ratio	8.1 %	7.8 %
	Number	Number
Branches	2,099	2,287
Staff	94,782	98,311
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA	AA
Fitch IBCA, London	AA	AA

* Net income used in this calculation is adjusted for the effect of German tax law changes and for the effect of accounting changes. Regarding our definition of active equity, see footnote 3 on page 203 of this Annual Report.

As indicated above, there are differences between U.S. GAAP and IAS. We expect, however, that after a transitional period the amounts reported in our financial statements under U.S. GAAP will not be substantially different from the amounts that would have been reported under IAS.

Overview of Accounting Differences

One important difference between U.S. GAAP and IAS relates to the line item structure of the Income Statement, and the definition of some of those line items. Under U.S. GAAP, for example, the results of our insurance business are reported on a gross basis: insurance premiums earned and revenues from insurance company investments are reported as revenues, while policyholder benefits and claims and their share of revenues from investments are reported as expenses. Under IAS, the net difference between total insurance revenues and policyholder benefits and claims was reported in a single line in the revenue section of the Income Statement.

The section of the Income Statement entitled the "Balance of other income and expenses from ordinary activities" under IAS does not exist under U.S. GAAP. Instead, under U.S. GAAP the respective revenue items that were included in that section under IAS are included in total revenues, and the expenses are included in total expenses.

The gross recognition of revenues and expenses under U.S. GAAP results in correspondingly higher reported amounts for both revenues and expenses, but does not change the net income result. There is, however, an impact on the cost/income ratio calculated under the different accounting bases, so the ratio calculated under U.S. GAAP may not be comparable to that reported historically under IAS.

A significant difference which is important to understand in reviewing Deutsche Bank's Consolidated Financial Statements concerns how the effect of German tax law changes is reported in those statements. The reported Net Income for both 2000 and 2001 are strongly influenced by the tax reform enacted in 2000. This effect is discussed under the section entitled "Net Income" below and in detail in the Annual Report, Management Discussion and in the Notes.

Income Before Income Taxes

Income before income taxes in 2001 was € 1.8 billion, compared to € 6.9 billion in 2000, a decline of € 5.1 billion. Of the decrease, € 1.2 billion was due to lower revenues from our main business activities – interest, trading and commissions – which were generally stable, compared to the prior year. At € 24.7 billion (excluding insurance premiums and trading revenues from non-trading derivatives, which do not qualify for hedge accounting), revenues from these sources were down less than 5 % from the prior year. This decline is due primarily to lower commission revenues from capital market businesses.

We also recorded € 0.5 billion in higher loan loss provisions in 2001 than in 2000, as a consequence of the strained world economic conditions.

The combined effect of these two items is € 1.7 billion, which represents 25 % of income before taxes for the prior year.

The remainder of the decline can be attributed to three areas:

- Increased write-downs of € 1.4 billion in our investments in private equity and real estate,
- A decrease of € 1.5 billion in pre-tax income from investments (principally the reduction in the gains from the sale of industrial holdings), insurance (net of a reduction of policyholder benefits and claims) and other business activities,
- Higher expenses of € 0.5 billion for restructuring activities, severance payments and goodwill amortization.

As a result of the cost containment measures we introduced during the year, the remaining expenses were generally flat with the prior year totals.

Net Income

The Net Income reported in 2000 (€ 13.5 billion) and 2001 (€ 0.2 billion) are strongly influenced by the treatment under U.S. GAAP of the reduction in the German corporate income tax rates and the elimination of taxes on gains from the sale of shareholdings in corporations.

These tax rate changes resulted in a tax benefit being reflected in our year 2000 U.S. GAAP Income Statement of € 9.3 billion, which increased the U.S. GAAP net income we reported in 2000. Approximately € 6.2 billion of this tax benefit represents the reversal of income taxes previously accrued on the unrealized gains on our industrial shareholdings. U.S. GAAP requires us to record tax expense totalling € 6.2 billion reversed in 2000 (and an additional € 0.7 billion reversed in 1999) in subsequent years when the shareholdings giving rise to those benefits are sold. As a result, Deutsche Bank reported tax expense of almost € 1.0 billion in 2001 on industrial shareholdings sold during the year, even though we incurred no tax liability as a result of those sales.

Net Income for 2001 also reflects a charge of € 0.2 billion representing the cumulative effect for years prior to 2001 of implementing the U.S. GAAP standard on accounting for derivatives that took effect in 2001.

Net Income adjusted for the effect of the tax law change and the prior years' effect of the change in accounting for derivatives is € 1.4 billion in 2001 (or € 2.21 basic earnings per share), and € 4.2 billion in 2000 (or € 6.88 basic earnings per share). The corresponding return on active equity is 4.4 % in 2001 and 16.5 % in 2000.

Conclusion

2001 was a year characterized by important changes for Deutsche Bank. Our stock was listed on the New York Stock Exchange, and we converted our accounting to U.S. GAAP. At the same time, it was not an easy year for Deutsche Bank or its competitors. However, considering the difficult world economic conditions, and the special situations described above, our results demonstrate the strength of our core business.

Leading to results

Ladies and Gentlemen,

2001 was a very difficult year for the world economy. In the course of the twelve months, the recessionary tendencies grew stronger and stronger: for the first time in a long period, business activity weakened again simultaneously in all important economies. And then, on September 11, 2001, the criminal attacks in the U.S.A. struck the world to the quick. To this day, markets and companies worldwide have still not fully recovered from that terrible event.

Deutsche Bank with almost 13,000 employees in the New York conurbation was directly affected by the attack on the World Trade Center. In a notable act of strength and supported by Deutsche Bank's global network, the existing contingency plans were implemented. We were able at all times to provide quotations to our customers and counterparties. The process of relocation from the various recovery sites to our new main U.S. location at 60 Wall Street has now begun.

In that difficult environment we decided to take our then impending U.S. stock exchange listing through to completion. On September 21, our share was registered with the U.S. Securities and Exchange Commission (SEC), the American stock market and securities regulator, and the first trade on the New York Stock Exchange (NYSE) took place on October 3.

The NYSE listing, the additional SEC reporting duties and not least the conversion of our accounting standard to U.S. GAAP are the reasons why this Annual Report has changed in structure and increased in length. The Notes to the Consolidated Financial Statements contain large sections of the so-called "Form 20-F", the SEC's standardized information document which includes detailed analyses of the development of business in the 2001 financial year.

In 1998, we launched a divisionalized Group structure, initially with the aim of building up a global investment bank that would rank with the global leaders in all business lines. We are acknowledged to have achieved this goal.

At the beginning of 2001, we realigned our structure and combined the five Group Divisions at that time to form two new ones: Corporate and Investment Bank (CIB) and Private Clients and Asset Management (PCAM). With the close cooperation between CIB and PCAM we symbolize a new type of universal bank that guarantees connectivity in an ideal format between the interests of all market participants, of issuers and borrowers, on the one hand, and of private and institutional investors, on the other. In this way, we are better able to satisfy the needs of our customers and, through increased participation in future growth trends, increase our profitability and ultimately the market value of our company.

In creating PCAM, we brought together in particular our activities in Personal Banking, Private Banking and Asset Management under one management team. In this division, the focus is on consistent alignment with core business, supported by the selective purchase of activities and by strategic cooperation in the distribution field. In this way, we want to make sure quickly that our Group's second "pillar" creates substantial and lasting value for our shareholders.

In the financial year ended, the profits reported by PCAM were unsatisfactory. The result was burdened by specific loss-making areas (Private Banking in the U.S.A. and Personal Banking in France) and by special projects (for example, the introduction of euro cash). Adjusted for these factors, a satisfactory result was achieved in a difficult market environment. When the causes are eliminated we expect a strongly improved segment result in the current financial year.

With the acquisitions of Scudder and RREEF to be completed in the second quarter of 2002, Asset Management Corporate Division will become the Group's second genuine global player. We also intend to further strengthen worldwide the Private Banking Corporate Division for high-net-worth clients.

For the integration of Scudder and RREEF, we are confident that we can rely on the positive experience we gathered with the successful integration of Bankers Trust. In the past five years, having successfully brought on board a whole series of acquired companies, our bank has created an identity of its own, with whose values all Deutsche Bank employees can identify. This corporate culture will help us achieve our goal of creating tangible added value for our shareholders, staff and our entire community.

All our Group Divisions follow the principle of permanently reviewing their activities. We shall continue to grow core business areas that promise value creation. Businesses with lesser importance for our business strategy, with inadequate profitability or excessive capital requirements are available for divestment. This is the background to our withdrawal from a whole row of business areas in 2001. We intend to continue this process of optimizing our business portfolio in the current year.

At the beginning of 2002, to complete the structural development of our Group, we realigned Deutsche Bank's management structure. The streamlined Group Board was given flanking support in the form of a consultative Group Executive Committee as well as divisional and functional committees with steering functions.

Today, Deutsche Bank is a modern client-focused financial services group dedicated first and foremost to the principle of ongoing value creation for you, our shareholders.

We have used the difficult year 2001 to make our bank even stronger. Besides the organizational overhaul mentioned above, we

- drew up and initiated in disciplined fashion an extensive cost containment program,
- took significant charges to our private equity investment portfolio, and
- announced an important restructuring program and created the necessary balance sheet basis.

We feel well equipped for the current 2002 financial year, which promises to be another difficult one. We are facing the risks in our business with healthy caution, but at the same time we are preparing for the new upswing and the ongoing consolidation of our industry.

Yours sincerely,

Rolf-E. Breuer
Spokesman of the Board of Managing Directors

Frankfurt am Main, March 2002

Group Executive Committee

Rolf-E. Breuer*
born 1937,
Board member since 1985.
Until May 22, 2002, Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee, responsible for Private Clients and Asset Management (PCAM), Corporate Investments (CI), Corporate Development (AfK) as well as Corporate Communications and Economics.

Josef Ackermann*
born 1948,
Board member since 1996.
Responsible for Corporate and Investment Bank (CIB) and Treasury (provisionally). From May 23, 2002, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, responsible for Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Clemens Börsig*
born 1948,
Board member since 2001.
Chief Financial Officer, responsible for Controlling, Taxes and Investor Relations. As Chief Risk Officer provisionally responsible for Risk Management and Corporate Security.













Anshu Jain
born 1963,
Global Head of Global Markets.

Hermann-Josef Lamberti*
born 1956,
Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Kevin Parker
born 1959,
Global Head of Global Equities.

* Member of the Board of Managing Directors of Deutsche Bank AG.

Tessen von Heydebreck*
born 1945,
Board member since 1994.
Chief Administrative Officer,
responsible for Human
Resources, Legal,
Compliance and Audit.

Michael Cohrs
born 1956,
Global Head of Corporate
Finance.



Jürgen Fitschen
born 1948,
Global Head of Transaction
Banking and Relationship
Management Germany.







Michael Philipp
born 1953,
Global Head of Asset
Management and Wealth
Management Services.





Ted Virtue
born 1960,
Global Head of Corporate
Investments (CI).

Herbert Walter
born 1953,
Global Head of Retail and
Private Banking.

Corporate Profile

With the management structure realigned at the beginning of 2002, we are on track for the future and in step with the globalization process.

Deutsche Bank realigned its management structure with effect from January 31, 2002. The streamlined Group Board concentrates on strategic management, resource allocation, risk management and control. Additionally, a Group Executive Committee was formed and divisional and functional committees were created or enlarged.

The Group Executive Committee is made up of the members of the Group Board and the Global Business Heads from Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI), who are thus integrated more closely into the management of the Group.

The Group Executive Committee reviews the course of business, analyzes developments in the various corporate divisions, discusses matters of Group strategy and prepares recommendations to the Group Board for their consideration. The Spokesman of the Group Board is also Chairman of the Group Executive Committee.

The three divisional committees have responsibility for the operational management of the Group Divisions (CIB, PCAM and CI) and are each headed by a member of the Group Executive Committee. By introducing a clearer delineation between functional responsibilities for strategic tasks and the management of day-to-day business we are aligning our management structure even more consistently with the model of a virtual holding company.

The Group Board will in future perform its oversight function primarily through functional committees. Each of them is chaired by a member of the Board of Managing Directors.

Group Divisions

We established the Group's divisional structure in February 2001 by creating the Group Divisions CIB, PCAM and CI.

The Corporate Center supports the Group Board in planning, steering, control, risk management and in the fulfilment of regulatory requirements.

Corporate and Investment Bank

CIB Group Division comprises the Corporate Divisions Corporate Banking & Securities as well as Global Transaction Banking.

CIB covers clients from the public and institutional sectors as well as small and medium-sized enterprises and large corporations. Customers are served by a team of dedicated relationship managers. This facilitates cross-selling and ensures that

Realigned Management Structure

Functional Committees

Finance
Investment
Risk
Alternative Assets
Asset/Liability
IT & Operations
Human Resources
Compliance

Group Executive Committee

Group Board

Global Business Heads

Divisional Committees

Corporate and Investment Bank
Corporate Investments
Private Clients and Asset Management

clients are supplied comprehensively with our products in accordance with their needs.

Private Clients and Asset Management

In PCAM we brought together the Corporate Divisions Personal Banking, Private Banking and Asset Management on a global platform in a first step at the beginning of 2001, thereby creating the basis for further growth.

To intensify its client relationships and put them on a broader business basis, PCAM realigned its structure in a second step in autumn 2001. Production and distribution are now managed, beyond the product level, in a uniform operational process, while previously each Corporate Division had been directly responsible for both functions. For a differentiated product offering in the interest of customers, distribution has been organized along customer lines. Deutsche Bank Private Wealth Management covers ultra-high-net-worth private clients, Deutsche Bank Private Banking serves high-net-worth and mass affluent clients and Deutsche Bank 24 looks after customers primarily seeking prestructured banking and investment products.

Additionally, we shall strengthen our distribution capability in Germany and Austria through a strategic cooperation with Deutsche Vermögensberatung AG (DVAG).

Close to our customers



Directory of Deutsche Bank Offices on the Internet: www.deutsche-bank.com/offices

Corporate Investments

In CI we have combined investments in private equity and real estate as well as our traditional industrial shareholdings and other investments.

Core business: benefit to clients and value creation

Our business model is intended to achieve the greatest possible client orientation and availability of our products. For this purpose we deploy our human and financial resources where our customers want them and where we have comparative advantages in competition. This will ultimately increase the value of the company.

We made good progress in 2001 with this process of concentration on core business. For example, we withdrew from numerous business areas. We sold GEFA and ALD Group, which specialized in leasing and sales finance in Europe, National Discount Brokers Corporation in the U.S.A. and Boullioun Aviation Services. We disposed fully or, through joint venture transactions, partially of subsidiaries in the field of information technology, such as emagine and Deutsche Software India.

We shall broaden the basis for our mortgage banking business in Europe through the planned combination of our subsidiary Eurohypo AG with the mortgage banks of Commerzbank and Dresdner Bank. Our shareholding in the combined business will probably be less than 40 %.

Acquisition of Scudder

We reached agreement with Zurich Financial Services on the purchase of U.S. asset manager Scudder and of asset management companies in Germany and Italy. In return, we are selling our insurance arm Deutscher Herold and our insurance activities in Spain, Italy and Portugal.

Additionally, Deutsche Bank and Zurich Financial Services signed a broad cooperation agreement. This will give us access to the European retail and private client base of Zurich Financial Services. For our own customers in Germany, Deutscher Herold will remain the exclusive provider of insurance products.

These transactions are expected to close in the first half of 2002. They will take PCAM a big step forward in focusing on its core business: our platform for global asset management in the U.S.A., Europe and Asia/Pacific will be substantially strengthened. Furthermore, we shall enhance our position in business with high-net-worth private clients in the U.S.A.

Acting in the interests of our stakeholders

Deutsche Bank accepts its responsibility for its shareholders, customers, staff and society.

Shareholders, customers, staff and society are Deutsche Bank's four equally important stakeholder groups. We want to create a tangible added value for them.

This requires a corporate culture based on values everyone in our company ascribes to. Our values – performance, innovation, teamwork, trust and customer focus – create identity, across all borders. They set a high standard and motivate us not to let up in our endeavor to continually improve and innovate. Moreover, consensus on what fundamentally unites us will help us to achieve our corporate goals.

Shareholders

A company's growth depends on the willingness of its shareholders to provide sufficient capital. They will only do so if they receive an attractive return. Deutsche Bank is competitive in the capital markets and consistently realigns its strategic focus to markets and products. For these reasons the Deutsche Bank share remains an attractive investment for private and institutional investors.

Customers

Customer satisfaction essentially determines a company's earnings. It depends on the degree of success in offering advanced solutions providing advantages to the customer at competitive prices. Our customers and their requirements are at the center of all our activities.

Staff

Business success is achieved by motivated, creative and well-trained staff members. They play a key role in developing and designing innovative concepts and advanced solutions. Therefore, we invest in being an attractive employer. In this context, acting responsibly towards our employees in periods of structural change is important to us.

Society

Corporate success creates a responsibility towards society. Deutsche Bank fulfils this responsibility through its broad commitment to cultural, scientific and social issues. With targeted activities, for example, we try to improve the prospects of young people. Education and training are essential to the development of active people ready to accept responsibility at the national and international levels.

Shareholders An attractive return for our shareholders presupposes successful relationships with our customers.

			2001	2000	1999
Structural Data	**Shareholders by group** in % of share capital	Institutional (including banks)	81 %	81 %	77 %
		Private	19 %	19 %	23 %
	Regional breakdown in % of share capital	Germany	47 %	48 %	51 %
		European Union (excluding Germany)	33 %	33 %	30 %
		Switzerland	9 %	9 %	7 %
		U.S.A.	8 %	9 %	9 %
		Other	3 %	1 %	3 %
Key Figures	Change in total return of Deutsche Bank share		– 9.5 %	+ 7.3 %	+ 75.6 %
	Share of Deutsche Bank equity in stock market turnover in Germany		7.6 %	6.0 %	5.6 %
	Shareholder Satisfaction Index*		62	62	60
Special Projects	U.S. stock exchange listing	Successful listing of the Deutsche Bank share on the New York Stock Exchange			
	Expanded Internet website	First live broadcasting of analyst workshop Chats conducted after announcement of quarterly figures			

* The Index is based on expected share performance and the assessment of general information about Deutsche Bank. It was calculated for the first time in 1999 in a questionnaire-based poll and subsequently in 2000 and 2001 by polls at the Deutsche Bank General Meeting.

Customers Profitability depends on satisfied customers having firm ties with the bank.

			2001	2000	1999
Structural Data	**Number of customers**				
	Corporate and Investment Bank*		108,320	129,200	118,700
	Private Clients and Asset Management	Personal Banking	12,000,000	11,200,000	8,872,000
		Private Banking	530,000	493,000	449,000
		Asset Management			
		– Institutional business	6,900	6,300	5,700
		– Retail funds	4,840,000	4,700,000	4,100,000
Key Figures	Corporate and Investment Bank	Euromoney Poll of Polls	1	1	1
		Euromoney Capital Raising Poll	1	1	1
	Private Clients and Asset Management	Personal Banking (Germany)			
		– Client Satisfaction Index	68	67	–
		– Client Loyalty Index	70	69	–
		Asset Management (DWS)			
		– Position in DM/Standard & Poor's**	1	1	1
Special Projects	Euro changeover	€ 161 million investment for the changeover of our customer accounts (mostly completed by the end of October 2001) and preparation of the introduction of euro cash			
	Relaunch of Internet website	Structural and graphical overhaul of the central Internet website			

* Limited comparability of 2001 with previous-year figures due to changed calculation base.
** In the category "Big Groups".

Staff Strong ties with customers are created by qualified staff who identify with the bank.

			2001	2000	1999
Structural Data*	Staff		94,782	98,311	93,232
	Qualifications	University degree	34.5 %	37.2 %	36.8 %
		Highest school certificates	32.4 %	32.3 %	32.0 %
		Other school certificates	33.1 %	30.5 %	31.2 %
	Divisions	Private Clients and Asset Management	42.4 %	43.0 %	–
		Corporate and Investment Bank	41.3 %	39.1 %	–
		Corporate Investments	2.7 %	2.9 %	–
		DB Services	12.9 %	14.1 %	–
		Corporate Center	0.7 %	0.8 %	–
	Regions	Germany	51.2 %	51.5 %	55.0 %
		Europe (excluding Germany)	24.9 %	24.3 %	20.9 %
		North America	16.2 %	16.2 %	15.7 %
		South America	0.7 %	0.6 %	0.9 %
		Asia/Pacific/Africa	7.0 %	7.4 %	7.5 %
	Age	up to 24 years	10.4 %	11.2 %	12.0 %
		25–34 years	37.4 %	38.3 %	38.0 %
		35–44 years	30.4 %	29.4 %	28.9 %
		45–54 years	17.4 %	16.7 %	16.6 %
		over 54 years	4.4 %	4.4 %	4.5 %
Key Figures	Employee Commitment Index		70	72	66
	Absentee rate		2.6 %	2.3 %	2.4 %
	Employees leaving the bank for a new job		8.0 %	7.8 %	6.8 %
	Training and advanced training (expenses in € million)		257.4	237.2	222.4
	Participants in the staff share program**		–	65 %	65 %
	Participants in the Global Equity Plan***		–	77 %	79 %

Special Projects	Global Study on employer image with 1,200 students at 50 reputed universities	Aim: to increase our attractiveness as employer, identify and establish modern incentive systems such as vocational challenges, career opportunities and a "work-life" balance
	Redesign of the Internet career pages	Long-term management of relations with external talented people and successful filling of vacant positions
	"Total Employment Cost Management"	Integrated management of salaries, non-tariff salaried compensation, bonus and compensation payments as well as hiring and severance costs with the objective of optimizing total staff expenses
	dbnetwork – internal communications and information system for staff members	Group-wide intranet portal with customized, efficient utility features for all staff members; a broad range of information and services that can be called up according to divisional and global/regional criteria

* Number of employees at end of reporting period.
** Suspended in 2001 due to stock market situation.
***Global Equity Plan to be replaced as from 2002 by Deutsche Bank Global Partnership Plan.

Society The bank offers staff a sense of identity through its commitment to the community.

			2001	2000	1999
Structural Data	**Number of countries in which Deutsche Bank operates**		75	73	70
Key Figures	**Spending by foundations and other charitable institutions related to Deutsche Bank Group, as well as project-related spending (in € million)**				
	Social affairs	Deutsche Bank Foundation Alfred Herrhausen "Helping People to Help Themselves"	4.0	5.0	5.3
		Deutsche Bank Americas Foundation	16.0	14.4	13.5
		Deutsche Bank Citizenship UK	6.1	4.2	3.6
		Alex. Brown & Sons Charitable Foundation	3.0	4.2	2.0
		other project-related spending*	0.4	0.5	0.5
	Culture	Cultural Foundation of Deutsche Bank	2.7	3.7	3.5
		other project-related spending*	0.8	0.9	1.7
	Society and the sciences	Deutsche Bank Donation Fund in the Donors' Association for German Science	5.4	5.7	5.3
		Deutsche Bank Institute for Family-Owned Businesses at the University of Witten/Herdecke	1.1	1.1	0.6
		Alfred Herrhausen Society for International Dialogue	1.1	0.7	0.8
	Environment	ISO 14001, UNEP Financial Initiative, Bellagio Forum: Environment and Media	2.3	3.3	2.3

Special Projects	New York donations	As an expression of solidarity with the American people after the terror attacks on September 11, donations totalling $ 9 million were contributed by our Charity Trading Day in New York on September 25, 2001 and more than $ 4 million on the occasion of our New York Stock Exchange listing on October 3
	Deutsche Bank Africa Foundation, Johannesburg	Provided with $ 15 million in foundation capital for the objective of promoting educational projects and understanding between people in southern Africa
	Initiative plus	Global program to support the social commitment of our employees, introduced as part of the "International Year of Volunteers" proclaimed by the UN
	Academy Opera today	For up-and-coming conductors, dramatic advisors and directors for the opera, started in September 2001. Support for 15 scholarships annually

* Only incurred in the Corporate Center.

Performance. For investors performance is key. As market maker for the Deutsche Bank Global Share at the New York Stock Exchange we provide liquidity to create a fair, orderly and efficient market for the bank's shareholders.
Christopher C. Quick, CEO, Fleet Meehan Specialist, Inc., New York


403

Deutsche Bank goes forward with globalization Our share listed on the New York Stock Exchange.

On October 3, 2001, after extensive preparatory work, trading in our share began on the New York Stock Exchange*.

As a global bank we are now represented with a "global share" on the world's leading stock exchange. We have closed our previous program under which our shares could be traded indirectly over-the-counter in the U.S.A. using American Depositary Receipts.

The terrorist attacks in the U.S.A. on September 11 overshadowed the final phase of preparations for our listing in New York. Nevertheless, to signal our solidarity with the U.S.A., we kept to our schedule.

Greater transparency

With the listing of the Deutsche Bank share on the New York Stock Exchange, we again improved financial transparency for our shareholders. As a key prerequisite to this important step, we changed our Group reporting to the U.S. GAAP standard. Moreover, we are now subject to the strict disclosure requirements of the American Securities and Exchange Commission (SEC). Above all, our investors can now compare us more easily and more rapidly with international competitors.

Tough stock market climate in 2001

The year 2001 started with great promise for our share. On January 30 of the reporting year, it reached a record high of € 105.64 in a friendly market.

Our share could not, however, escape the subsequent decline in sentiment on the capital markets. At the end of March, the share price fell to € 75, returning to that level at the end of August after an interim peak.

The attacks of September 11, 2001 struck the very heart of the international capital markets. Worldwide, share prices dropped in many cases on a scale never

Useful information on the Deutsche Bank share

	2001
Change in total return of Deutsche Bank share	(9.5 %)
Share of Deutsche Bank equity in stock market turnover in Germany	7.6 %
Average daily trading volume	11.77 million shares
	as at 31.12.2001
Shares in circulation	621,568,446
Share capital	€ 1,591,215,221.76
Market capitalization	€ 48.8 billion
Share price*	€ 79.30
Weighting in the DAX	6.8 %
Weighting in the Dow Jones STOXX 50	1.6 %

Securities identification codes

Registered shares	514 000	Deutsche Bank share NYSE**	
Reuters	DBKGn.DE	Type of issue	Global Registered Share
Bloomberg	DBK GR	Currency	$
		Symbol	DB
		ISIN	DE0005140008
		CINS	D 18190898

* Frankfurt Stock Exchange

** New York Stock Exchange

* http://nyse.db.com

Distribution of share capital
621.6 million shares


Insurance companies, mutual fund companies 23 %
Employed persons and pensioners 11 %
Other private persons 8 %
Other institutional investors and companies 58 %

Number of shareholders
in thousands


382
499
539
494
523
500
400
300
200
100
0
'97
'98
'99
'00
'01

thought possible. On September 21, Deutsche Bank's share reached the year's low of € 43.20.

The subsequent strengthening of our share price is largely a reaction to the preceding share price decline. Over and above that, stock market sentiment improved strongly again in the fourth quarter, with the main stimulus coming from hopes of a cyclical turnaround in the U.S. economy. At the end of 2001, our share closed at € 79.30, almost 84 % above its annual low.

In the strained market environment of 2001, characterized for long periods by great uncertainty, the Deutsche Bank equity held up well with a price weakening of 9.5 % in the course of 2001. This stood out positively against other big German bank stocks. The decrease was less than half of the decline of the DAX German share index (– 19.8 %) representing the German stock market. Compared with international stock markets, too, our share turned in a much better development. The EURO Stoxx 50 index, for example, which contains European blue chip equities, shed 17.4 % in 2001.

At the end of 2001, Deutsche Bank's market capitalization was € 48.8 billion. At the same time, the Deutsche Bank share had a weighting of 6.8 % (2000: 6.2 %) in the DAX German share index. The volume of trading in Deutsche Bank shares in 2001 was roughly € 237 billion, ranking us in fifth place among the DAX stocks.

Profitable investment in the long term
With an average annual return of 11.8 % since 1980, our share developed much more dynamically than CDAX Banks (+ 8.8 %) and also outperformed the DAX German share index (+ 11.2 %). If an investor had bought Deutsche Bank shares worth the equivalent of € 10,000 at the beginning of 1980, the value of his portfolio would have increased, with no additional capital input, to € 115,769 by the end of 2001. In the long term, therefore, Deutsche Bank was an extremely attractive investment for shareholders.

More shareholders
Over the year, the number of registered shareholders rose to 523,059 as at December 31, 2001 (2000: 494,219). This is especially gratifying as the number of direct shareholders in Germany fell by 8.6 % overall. Non-residents again raised their share of Deutsche Bank: as at the end of 2001, they held roughly 53 % of our share capital. Of the total 621,568,446 shares in circulation, almost 19 % are held by private persons, and 81 % by institutional investors. Deutsche Bank has no major shareholders with a share of more than 5 % to be reported under § 21 German Securities Trading Act. According to its own statements, LaCaixa, the largest Spanish savings bank, holds approximately 4 % of Deutsche Bank's shares.

Stronger presence at General Meeting
Our General Meeting took place on May 17, 2001, in the Frankfurt Festhalle. Roughly 5,300 participants (2000: 5,600) attended and 34.4 % (2000: 31.9 %) of the bank's voting capital was represented. We were thus able to increase shareholder participation again after the low point in 2000.

After brisk discussion between shareholders and Deutsche Bank's Board of Managing Directors, all items on the agenda were approved by large majorities. One resolution concerned the enhancement of our share programs for executives (Deutsche Bank Global Partnership Plan). Another decision will facilitate the exercise of voting rights at our General Meetings beginning in 2002.

Internet gaining importance
In our communication with private investors, institutionals and analysts, we are making greater use of the Internet*. It allows us to broadcast information simultaneously worldwide and facilitates our dialogue with shareholders.

We therefore continued to invest in the expansion of this communication channel to improve user friendliness and increase access frequency. For example, we expanded the information service for shareholders using e-mail and introduced procedures to analyze the price of our share. Furthermore, we publish all dates important to shareholders well in advance. Events are broadcast in the Internet and stored for later replay. Interested persons can also access lectures and presentations by members of the Board of Managing Directors. This adheres to the best corporate communication practices. Higher visit figures and excellent rankings for our Internet site in numerous competitions confirm our belief that we are on the right path.

*** www.deutsche-bank.com/ir**

Dividend proposal for 2001
It is proposed to the General Meeting on May 22, 2002, that an unchanged dividend of € 1.30 per share be paid for the 2001 financial year. This also reflects our confidence for the 2002 financial year.

Long-term value



Deutsche Bank
DAX
CDAX Banks
1,500
1,300
1,100
900
700
500
300
100
'80
'82
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02

Total Return Index, beginning of 1980 = 100
Source: Datastream



Global Reach. Deutsche Bank has undergone a very dramatic and compelling transformation over recent years. While broad global reach is rare, building the accompanying global culture is even more so, and ensures lasting shareholder value.

Robert Albertson, President, Pilot Financial LLC, New York

Corporate and Investment Bank

Client-oriented investment banking with global reach.

The formation of Group Division Corporate and Investment Bank* (CIB) in February 2001 combined Deutsche Bank's global investment banking franchise with its European corporate banking network. The integrated corporate and investment banking platform improves our possibilities of offering a maximum standard of client service from one source.

The turmoil on the international debt and equity markets confronted CIB with great challenges in its first financial year. The already worsening trend in the world economy was heightened by the terrorist attacks in the U.S.A. in September.

Despite the widespread uncertainty, CIB's businesses performed well. This demonstrated our expertise in delivering creative solutions to our customers. Numerous landmark transactions and deal completions showed that the groundwork of recent years has built a formidable and diverse investment banking platform. In many product areas, we increased our market shares in 2001.

CIB is now firmly established among the bulge bracket of investment banks and we are convinced that we have both the structure and strength to sustain this leading position.

This was confirmed by the bank topping the Euromoney Poll of Polls for the third successive year, and within that poll, being placed number one in underwriting and advisory. In 2001, this poll was dominated by firms that are providing clients with the new concept of universal banking.

This reflects the growing belief that the new business paradigm will be led by those banks that integrate the delivery of investment, commercial and transaction banking services in a customer-centric fashion.

The Corporate and Investment Bank Group Division is structured in two segments: Corporate Banking & Securities and Global Transaction Banking. The goals

* www.db.com

Results 2001

At € 17.4 billion, net revenues in CIB almost matched the previous year's level. In a difficult environment, our balanced product portfolio and global reach proved their worth. While revenues from the trading and placement of fixed-income securities increased strongly, the previous year's figures were not matched in equities trading and equities issuing business. Income before income taxes was € 2.7 billion. This includes higher restructuring activities, severance payments and goodwill amortization, as well as increased provision for loan losses due to the deteriorated economic environment.

Corporate and Investment Bank*

in € m.	2001	2000
Net revenues	17,436	17,894
Provision for loan losses	(704)	(153)
Noninterest expenses	(14,029)	(13,612)
including: Goodwill amortization	(451)	(392)
Restructuring activities	(213)	102
Income before income taxes	**2,703**	**4,129**
Average allocated equity	17,034	16,010
Risk-weighted positions (BIS)	211,253	211,104
Segment assets	751,406	734,774

* for notes, see Reporting Segment Information on page 152.

for CIB are: leadership in the respective markets; optimum utilization of capital employed; strong profitability, first-class earnings quality; maximum contribution to shareholder value and exploitation of all potential revenue synergies, especially in cooperation with Group Division Private Clients and Asset Management (PCAM).

Corporate Banking & Securities
The Corporate Banking & Securities Corporate Division brings together the bank's corporate finance activities and its sales and trading businesses. Sales and trading are aligned into the Business Divisions Global Markets and Global Equities.

Global Markets. Global Markets comprises all trading, sales and research in foreign exchange, government, agency and investment grade debt, emerging markets, exchange-traded, OTC and credit derivatives, commodities, structured transactions, money markets, repo and securitization.

Global Markets: credit derivative trading
Notional volumes in € bn.



Credit swaps
Asset swaps
5
11
17
16
25
35
40
55
52
0
10
20
30
40
50
'97
'98
'99
'00
'01

In 2001, Global Markets' performance was driven by our leading position in flow businesses such as foreign exchange, money markets and government bonds, and innovation in high value-added areas such as OTC and credit derivatives. Deutsche Bank also played a critical role in restoring stability to world currency and bond markets following the terrible events of September 11.

In 2001, Deutsche Bank was again the most active European underwriter in the international bond markets. We raised more than € 140 billion for leading names from the telecoms, automotives, technology, engineering, media and financial sectors. Five deals in which we played a key role were named as Deals of the Year in Euroweek's Bond Poll. Also in the magazine's poll, we were highlighted for our support for deals in the secondary market and our ability to provide realistic pricing.

The bank topped industry league tables for all Euromarket issues and euro-denominated bonds in 2001. Furthermore, we were a leading underwriter in key sectors of the bond markets in the U.S., including agency debt and asset-backed securities. Among Global Markets' major achievements in 2001 was a record-breaking $ 40 billion interest rate derivatives transaction structured on behalf of one of the premier retail banks in the United States.

The ability to raise capital for clients was again recognized in industry polls and surveys. For the third year in succession, Deutsche Bank was named best at capital raising by Euromoney magazine, and the leading underwriter of international bonds. Global Markets also made significant market share gains with key clients, through a proactive and globally co-ordinated relationship management initiative. Moreover, the bank was named best risk management house by Euromoney and won coveted awards for Euro House of the Year and European Investment Grade Corporate Bond House of the Year in International Financing Review's (IFR) annual review.

Global Equities. Business Division Global Equities comprises cash equities, research, sales and trading, equity derivatives structuring and trading as well as equity prime services.

In 2001, Global Equities' performance was characterized by substantial outperformance in equity derivatives and equity prime services. Against a background of volatile market conditions, which impacted the cash equities business and resulted in a reduction in equity capital markets activity, we maintained our position as a leading originator of equity-linked and equity capital markets products.

Scale and diversification on both a product and regional basis were achieved. Deutsche Bank retained its dominant position in European equities and was among the leaders in all markets, notably the United Kingdom, Germany, Italy, Switzerland, Spain, Austria and Finland. In the U.S., for the first time, we established ourselves among the top 10 in U.S. equities and executed, for a U.S. institution, the largest ever global program trade.

In Asia we have established ourselves as the number one firm in Japanese equities. Our presence in the region has also been bolstered by the opening in Taiwan of our equity brokerage, Deutsche Securities Asia Limited. The creation of a dedicated emerging markets platform is expected to strengthen operations in Asia, Latin America and Emerging Europe.

Corporate Finance. The realignment of Deutsche Bank's businesses in February 2001 had a positive effect on its corporate finance activities. Business Division Global Corporate Finance, which comprises mergers and acquisitions, equity capital markets, credit products, and relationship management, benefited from the greater connectivity with PCAM. There was also a continued build-up of the bank's corporate finance franchises in Continental Europe, the Americas and Asia. In relationship management the bank successfully integrated its large corporate and middle corporate business around its defined target market in Continental Europe. Lending was leveraged to create strategic alliances with clients and to win new mandates for advisory, securities and transaction banking business. In Germany, client segmentation and the introduction of structured finance centers have enhanced the bank's coverage of mid-cap clients, a segment that remains an important part of Deutsche Bank's business strategy.

The combination of strong industry expertise and product knowledge, which enables us to accommodate specific customer wishes, brought us some impressive mandates. For example, Deutsche Bank played a lead role in the largest capital increase in Continental Europe, a € 5 billion offering for a Dutch telecom company. We also played a leading role in the largest IPOs in Germany and Asia. In addition, a € 2.8 billion equity-linked transaction for one of Switzerland's pre-eminent companies, a £ 1 billion placement of equity certificates in the media sector, and a

Corporate and Investment Bank:
No. 1 for the third time



Rank
1
2
3
4
5
6
7
6
3
1
1
1
'97
'98
'99
'00
'01

Source: Euromoney Magazine/Poll of Polls

Global Corporate Finance:
growing market shares in M&A
in %



2000
2001
38
35
30
25
20
15
10
5
0
12
14
14
12
3
3
4
Global
U.S.A.
Europe
Germany

Announced deal volume
Source: Thomson Financial Securities Data

Asset-backed securities: increasing U.S. market penetration
in %


1.8
8.5
9.9
8
6
4
2
0
'99
'00
'01

Outstanding volume
Source: Thomson Financial Securities Data

$ 1.2 billion convertible for a major U.S. firm all reinforced Deutsche Bank's reputation for innovative financial engineering.

We also saw progress in mergers and acquisitions, despite a slowing in global M&A volumes by almost 50 % to the lowest level since 1997. Deutsche Bank was the only advisor in the top 10 to increase its deal volumes in 2001.

The bank played a pivotal role in three of the top 10 global deals and worked with its clients on a number of groundbreaking cross-border transactions, including a major energy sector acquisition, a first-time advisory mandate from a leading oil company, and a major transatlantic media sector transaction.

In global credit products, we built a market-leading business in 2001 in leveraged finance, real estate and loan portfolio management. In the structured finance market segment, we enhanced our competitive position. IFR named us European Leveraged Loan House of the year and High Yield Bond House of the year 2001. Deutsche Bank was also ranked number one in Commercial Mortgage Backed Securities and Global Loan Syndications.

Global Transaction Banking

The Global Transaction Banking segment comprises securities services, cash management and trade finance. Underlining the success of these businesses, Deutsche Bank was voted Best at Transaction Services Europe in the 2001 Euromoney Awards for Excellence poll.

Global custody, fund services, portfolio management and corporate trust and agency services took significant steps in 2001 towards making Deutsche Bank one of the leading providers of securities services. Corporate trust and agency services, which ranks among the leading providers of debt, equity and structured finance services globally, continued to expand in 2001, opening an office in Tokyo for the Japanese domestic market. Deutsche Bank's custody operation consolidated its position as Europe's leader and is now among the top five custodians worldwide.

In fund services, Deutsche Bank retained its position as one of the largest providers of fund services in key offshore markets, winning a number of significant new mandates with large U.S. and European asset managers. We are also one of the top two agency lenders in terms of securities on loan, and one of the largest providers of money market funds for clients to optimize yields on excess cash.

New products and significant mandates have established Deutsche Bank as a leading provider of cash management services to corporates and financial institutions worldwide. Industry accolades in 2001 included a prestigious Euromoney award for excellence as the world's best at Cash Management & Payments and a top two placing in Euromoney's Cash Management Poll. Our position as the dominant cash management house in Europe was emphasized in Treasury Management International magazine's awards for excellence.

In recognition of the increasing shift in our clients' global purchasing behavior, further investment was made in aligning regional products and infrastructure. We also embarked on a major program of expansion for our corporate business in the United States.

In Global Trade Finance, which combines all of Deutsche Bank's trade and export finance businesses, we have maintained our leading position in Europe and Asia while continuing to expand in the Americas.

Our ability to hedge the risks attached to trade flows was recognized by Asia Risk magazine with a number one ranking in Asia in risk management-related services.

Throughout 2001, Deutsche Bank led a number of syndicated trade transactions, notable mandates included a financing package for an oil company. We also played key roles in deals, for example, in Romania and Brazil. We led a groundbreaking Japanese buyer credit program in the cruise ship sector.

Syndicated Trade Loans
Volume in € m.


2,962
2,500
2,000
1,500
1,000
834
655
500
0
'99
'00
'01

Mandated arrangers
Source: Dealogic Loanware

Trust. We all look for safe values in life. But they are hard to find. That's why I feel so satisfied with my investment in Deutsche Bank. I know I can rely on their professional and visionary management. I am in good hands.

María Isabel Vilalta, Private Shareholder, Barcelona



Private Clients and Asset Management

Foundations laid for global market leadership.

In 2001 we in the Private Clients and Asset Management Group Division (PCAM), consisting of three segments: Personal Banking, Private Banking and Asset Management, laid the foundations for world leadership in scale and global reach, on the one hand, and efficiency of internal structures and costs, on the other. The new business model is consistently aligned with the needs of our customers and with the value chain across our segments. A single investment process for all products gives our program greater transparency and enhances its quality.

To take account of our different customer groups, we have divided our distribution channels into three parts: Deutsche Bank 24, Private Banking and Private Wealth Management. This differentiation enables us to provide a better service to affluent, wealth-accumulating clients across Europe. Worldwide, we offer tailored problem solutions to meet the complex needs of very wealthy clients. A common infrastructure for PCAM creates synergy potential. We made connectivity more tangible for our clients as we systematically focused on strengthening the links with Corporate and Investment Bank (CIB), enabling clients around the world to directly access capital markets and at the same time considerably increasing our distribution and placement capabilities.

2001 also marked a quantum leap forward for Deutsche Bank as a global asset manager: the agreed acquisition of Scudder, the "Deal of the Year" according to the magazine Institutional Investor, will take Deutsche Bank into the "bulge bracket" group of asset managers. We also closed a strategic partnership with Deutsche Vermögensberatung (DVAG), which strengthened our client potential for banking and investment products in Germany and Austria by 3.3 million persons.

Results 2001

In 2001, PCAM generated net revenues of € 11 billion after € 12.5 billion in the preceding year. The decrease was mainly due to lower revenues from investments in our insurance business and our customers' restraint with regard to securities transactions. Noninterest expenses, at € 10.4 billion, were € 0.5 billion below the previous year. While policyholder benefits and claims were lower, the expense for business operations (e.g. due to the introduction of euro cash) increased. Over the year, the cost containment measures took effect increasingly. Income before income taxes came to € 0.4 billion after € 1.4 billion in 2000.

Private Clients and Asset Management*

in € m.	2001	2000
Net revenues	10,993	12,519
Provision for loan losses	(206)	(192)
Noninterest expenses	(10,390)	(10,924)
including: Goodwill amortization	(221)	(213)
Policyholder benefits and claims	(2,948)	(3,912)
Restructuring activities	(81)	14
Income before income taxes	**397**	**1,403**
Average allocated equity	3,392	3,045
Risk-weighted positions (BIS)	56,649	49,037
Segment assets	125,743	113,079

* for notes, see Reporting Segment Information on page 152.

Personal Banking Europe: rising number of clients
in millions



12.0
12
11.5
11.5
11.2
11
10.5
10
12/00
06/01
12/01

Deutsche Bank 24: securities accounts increasing
Number in millions



2.2
2
1.9
1.4
1.5
1
0.5
0
'99
'00
'01

Personal Banking: 12 million customers

Deutsche Bank 24* was again successful in the difficult market environment of 2001. By expanding to the European target markets Italy**, Spain***, Portugal****, Belgium***** and Poland******, we continued to strengthen our position as a leading European bank for the retail and small business client with roughly 12 million customers.

In Germany, we increased the number of our customers by 300,000 in 2001 to 7.8 million as at the end of the year. Despite the weak stock market year, the number of securities portfolios rose by 290,000 to 2.2 million. More than one fifth of them are accessed online. The number of online banking customers rose by more than 700,000 to 1.9 million.

High-quality advisory and a free choice of access channels are the features behind the success of our offering. We fine-tuned our products and services to suit our customers within the scope of a modernization program. Our customers receive a comprehensive and tailored service at the advisory and investment centers. The focus here is on holistic asset and personal finance strategies with long-term alignment to the different phases of life. Daily banking business, on the other hand, can be handled conveniently and quickly at our money shops. Through self-service terminals, call centers and the Internet, our modern banking services are available to our customers around the clock.

We again increased the number of qualified advisors. Since the end of 2001, we have offered certificated pension products eligible for a state subsidy. With our high-performing investment products, we are particularly well equipped to compete with private retirement pension instruments.

Since July 2001, Deutsche Bank 24 customers have been able to make cash withdrawals free of charge at about 30,000 cash dispensers on three continents. We plan to further expand this first international ATM alliance with our partner banks Bank of America, Barclays, Scotiabank, Westpac and BNP Paribas.

In 2002, Deutsche Bank 24 will fully concentrate on growing its financial and wealth planning services and also on increasing its distribution capability. The group of customers to which our service offering is directed comprises more than 60 million people throughout Europe. In this "modern segment", we want to become provider of choice. Attractive products, a standard platform and a highly respected brand in Europe give us excellent prospects for ongoing growth in Europe.

*	**www.deutsche-bank-24.de**
**	**www.deutsche-bank-24.it**
***	**www.deutsche-bank-24.es**
****	**www.deutsche-bank-24.pt**
*****	**www.deutsche-bank-24.be**
******	**www.deutsche-bank-24.pl**

Private Banking: market position strengthened

Private Banking* serves roughly 530,000 clients in 39 countries, 340,000 of them in Germany. At their disposal are 7,600 employees at 350 Private Banking Centers throughout the world. Invested assets amounted to roughly € 240 billion as at the end of 2001.

In the U.S.A., Private Banking and Deutsche Banc Alex. Brown Private Client Services cooperated even more closely in the year under review.

In Asia, the Middle East, Latin America and Central Europe, business developed very well in 2001. The workforce was reinforced with experienced relationship managers and we widened our range of services and products.

In 2001 we improved our services for ultra-high-net-worth clients. Above all, we developed a tailored offering including the underlying IT platform and substantially increased our marketing efforts for this clientele.

Private Banking is also dedicated to the non-financial needs of these demanding customers, such as their philanthropic activities or setting up trusts, etc. In our Private Wealth Management, we have combined resources with specialized know-how to ensure optimal fulfilment of the special requirements of very wealthy persons and families.

In Germany, business developed satisfactorily despite the difficult conditions. Since 2001, a new price model has clearly separated the substantially reduced costs for transactions from the costs for advisory services, creating transparency for customers. The price model, with which we are pioneers in Germany, decouples discretionary portfolio management revenues from capital market developments.

The mission of Private Banking is to provide "Best Advice" for clients. The key element here is staff training (including the Qualified Financial Consultant Program). In addition, all customer advisors have been brought together at Private Banking Centers to permit operation on the market with larger and stronger units. In this way, we offer our clients holistic wealth management from one source. To make access to Private Banking services even easier we optimized our "Customer Service Line" and our online service which was judged number 1 in Germany by three independent studies. We again grew our mandate business (Asset Management and Personal Portfolio Advisory) in a difficult environment.

Progress was made in developing an open product architecture where proprietary products are supplemented by high-quality products from third-party providers. The new, global investment process will help us translate customer needs more effectively into product solutions.

International Private Banking also successful outside Germany*
Invested assets per client
in € thousands


903
900
750
583
600
534
450
406
300
150
0
'98
'99
'00
'01

* Excluding Deutsche Banc Alex. Brown Private Client Services.

*** www.db-privatebanking.com**

maxblue: successful start

maxblue*, Deutsche Bank's online investment center, was launched in April 2001. Right from the beginning, maxblue succeeded in bucking the market trend and achieved high growth rates both in terms of clients and transactions. Apart from Germany and Spain**, maxblue has also been active in Italy*** since December 2001.

maxblue is the platform for all of Deutsche Bank's online securities business. Clients are free to choose whether they wish to use electronic access alone or take advantage of personalized financial advice at Deutsche Bank 24 or at our Private Banking Centers.

At the end of the year, maxblue already had more than 500,000 users for its online brokerage services through the online investment center. With regard to brand awareness, maxblue, just eight months after the launch, had already caught up with the big competitors in Germany.

maxblue gives all users access to the proprietary research expertise of Group Division Corporate and Investment Bank (CIB). This also allows private customers to access the international capital markets.

maxblue is basically open to partnerships. The first cooperation model – with Banco do Brasil – was launched at the end of 2001****.

* **www.maxblue.com**
** **www.maxblue.es**
*** **www.maxblue.it**
**** **www.maxblue.com.br**

DWS:
Market leader in Germany
Total of € 361.6 bn. in 2001


DWS 23.2%

Source: BVI Bundesverband Deutscher Investment- und Vermögensverwaltungs-Gesellschaften

Asset Management

In Asset Management we are one of the world's leading global investment management organizations. This applies equally in terms of size, quality, product range and international reach.

As global provider, we operate in all three regions of the Triad (Europe, America and Asia/Pacific). Distribution is grouped into retail, institutional and alternative investments. Our business profited in 2001 from the growing popularity of alternative investments and innovative products.

Market leader in Europe

In Europe, Deutsche Asset Management is market leader in both the retail and institutional businesses. Despite a year of challenging markets, we improved our market share in the institutional sector with more than 150 new mandates in the U.K. and 50 new mandates in Germany. These new business wins reflect our reputation for equities, fixed income and balanced portfolios. In 2001, business generation activity was also significantly accelerated in other European countries, including Italy, France, Benelux, Spain, Austria, Ireland and Switzerland.

The trend in our European mutual fund business was excellent. In Germany our DWS Group expanded its market share to over 23 %. Contributing to this success was DWS' prolific innovation in the guarantee and money market fund business. Once again our mutual funds won numerous performance awards. In Germany, for instance, DWS* was named

* **www.dws.de**

fund company of the year for the seventh time running in the Standard & Poor's Fund Awards. DWS took similar honors in Austria, Switzerland, France, the U.K. and Belgium. Morningstar, the research company, rates DWS as Europe's top-performing large European fund company.

Italy again played a key role in the profitability of our European mutual fund business. We are the largest foreign fund manager in this market.

As part of the continued development of our European mutual fund operations, we shall offer a standard product range under the brand name "DWS Investments".

Asia/Pacific

Deutsche Asset Management continued to be a market leader in 2001 in the Asia/Pacific region. In terms of funds under management, we remained the largest global fund manager in the region, the largest foreign fund manager in Japan and the fourth largest fund manager in Australia.

New dimension with Scudder

In 2001, the decision was taken to significantly broaden our business base, especially in the U.S.A. On December 4, Deutsche Bank and Zurich Financial Services agreed that Deutsche Bank would acquire Scudder, the asset management company, for $ 2.5 billion.

In bringing these two organizations together, our Asset Management Corporate Division will enter a new dimension. With assets under management then totalling more than € 900 billion (end of 2001), a leading position in this global market is expected. The link with Scudder will open up additional expertise and expand the product range, which will also benefit the customers of Private Banking and Deutsche Bank 24. Furthermore, the broader product range will enable us to make more effective use of our global resources on a uniform platform.

The Americas

In its 80 years of activity, Scudder has earned an outstanding reputation. The brand will therefore be used for our entire mutual funds business in the U.S.A. Institutional business will also be significantly enhanced by this acquisition. We can then provide a full array of integrated products and services on a single platform.

European mutual funds
Deutsche Bank Group
Total of € 122.3 bn. in 2001


Equity funds 37 %
Fixed income funds 25 %
Money market funds 25 %
Balanced and other funds 13 %



Fresh Ideas. We have long admired Deutsche Bank for its determination to creatively lead its industry. As a long-term shareholder, business partner, and friend, we regularly exchange innovative ideas that bridge our respective corporate visions and cultures.

Hideichiro Kobayashi, Managing Director, Nippon Life Insurance Company, Tokyo

Corporate Investments Investments in private equity and real estate brought together with traditional industrial holdings.

Group Division Corporate Investments emerged in February 2001 from the realignment of Deutsche Bank. It was formed through the combination of activities previously dispersed throughout the Group. Corporate Investments primarily consists of investments in private equity (including venture capital, buyouts, mezzanine and fund investments) and real estate, on the one hand, and traditional industrial shareholdings and other investments (DB Investor), on the other. The mission of Corporate Investments is to achieve market leadership in the various segments and to generate the highest possible overall return for third-party investors and for our own funds.

Private equity is one of our global core businesses, generating value for investment banking and asset management business. Conversely, the ability to leverage Deutsche Bank's global network gives us a strong competitive advantage in the private equity market.

The total assets in Corporate Investments at the end of 2001 were € 45.6 billion and were made up as follows: Private Equity: € 7.1 billion, DB Investor: € 26.5 billion, and Other Corporate Investments: € 12.0 billion. The latter consists of Real Estate (€ 3.5 billion), Lending Activities (€ 7.1 billion) and Other (€ 1.4 billion).

Private Equity

DB Capital Partners* is the Deutsche Bank unit responsible for private equity investing. At the beginning of 2001, all of the private equity activities of Deutsche Bank were consolidated under the management of DB Capital Partners. Since then all of our private equity holdings have been part of a unified global platform.

2001 was one of the most difficult private equity markets in recent history due to contracting profits, declining stock

Direct private equity investments by region
Total of € 4.2 bn. in 2001


United States
39 %
Germany
36 %
Europe excluding
Germany
17 %
Rest of world
8 %

Results 2001

Net revenues and income before income taxes in 2001, at € 2.0 billion and € 0.2 billion respectively, were well below the previous year figures. This reflected, above all, the higher write-downs and adjustments to the value of our investments in private equity and real estate due to the difficult capital market conditions. We also generated smaller proceeds from the sale of industrial shareholdings.

Corporate Investments*

in € m.	2001	2000
Net revenues	1,968	3,548
Provision for loan losses	(105)	(132)
Noninterest expenses	(1,623)	(1,382)
including: Goodwill amortization	(156)	(71)
Income before income taxes	**240**	**2,034**
Average allocated equity	6,081	3,471
Risk-weighted positions (BIS)	32,468	25,769
Segment assets	45,594	37,916

* for notes, see Reporting Segment Information on page 152.

*** www.dbcapitalpartners.com**

Direct private equity investments by industry
Total of € 4.2 bn. in 2001


Media 20 %
Communications 17 %
Technology 14 %
Business and financial services 12 %
Industrials 11 %
Consumer products and services 10 %
Leisure and entertainment, healthcare, other 16 %

markets and a sluggish global economy. This market dislocation, however, also created investment opportunities for the Group outside the especially hard-hit telecommunication, media and technology industries.

Our investments in 2001 included Center Parcs, Europe's leading short-break holiday village operator. Other investments were Noveon, a specialty chemicals business; Strayer Education, an education provider; and Prestige Brands, a consumer products company with well-known brands (such as Prell, Chloraseptic and Comet). The broad reach of these investments demonstrates the versatility of DB Capital Partners. Our professionals are able to find and create value potential in portfolio companies and structure innovative financing solutions.

DB Capital Partners is an active partner and provides more than just capital to its portfolio companies. Our team of experienced investment professionals advise management on questions of financial planning, strategy, and operations.

In addition to direct investing, DB Capital Partners also invests in private equity funds, purchases limited-partnership interests on the secondary market, and manages a fund-of-funds business. We maintain business relationships with over 275 private equity and venture capital funds in the U.S.A. and Europe.

Through Deutsche Grundbesitz Management GmbH, Corporate Investments is also a leading provider of real estate products with private equity character. This unit offers investments in the real estate sector to private and institutional clients in Germany and Italy.

DB Investor

In 1998, DB Investor was founded with the mission of managing Deutsche Bank Group's publicly held industrial shareholdings and other non-strategic investments. DB Investor has the task of actively managing this portfolio with a view to increasing its value. In 2001, shares equivalent to 2.7 % of Münchener Rückversicherungs-Gesellschaft AG (Munich Re) were sold from our Group holdings to institutional investors. The sale proceeds came to roughly € 1.5 billion.

The market value of our listed holdings at the end of 2001 totaled roughly € 15.4 billion. This was a decrease of € 3.5 billion compared with the end of 2000. The main reasons for this decline were the stock market weakness and the reduction of our Munich Re investment.

DB Investor's value growth strategy takes into account both current market conditions and the profit and share price appreciation potential at portfolio companies.

DB Services Key services bundled for efficiency.

DB Services was created in February 2001 as part of our structural realignment. The new structure comprises three primary units: Corporate Center Services; IT, Consulting & Transaction Services; and Divisional Functions. Upon formation, DB Services employed approximately 10,800 full-time equivalent staff.

DB Services is managed according to the strict market principle. The aim is to achieve a high level of cost and service transparency, while fostering entrepreneurial attitudes. Our clients are mainly our own Corporate Divisions, but also external firms. Internal services are provided on the basis of negotiated service level agreements. Here, DB Services is open to competition with external providers.

Corporate Center Services

The primary task of this unit is the operational implementation of strategic directives from the Corporate Center. This includes, for example, Audit, Communications, Controlling, Legal, Risk Management and Human Resources. The unit also provides critical services for the bank as a whole, e.g. in purchasing, building and facilities management and DB Research. Roughly 35 % of all DB Services staff work in Corporate Center Services.

IT, Consulting & Transaction Services

This unit accounts for roughly 60 % of all DB Services staff. The range of services provided stretches from IT development and support to management consulting and transaction services. In contrast to Corporate Center Services, IT, Consulting & Transaction Services delivers services to external customers besides our own business units. The unit is organizationally divided into four sub-groups: IT Services, DB Services Global Technology, Consulting and Transaction Services.

Divisional Functions

Divisional Functions employs about 5 % of all DB Services employees. It provides administrative support to DB Services and to our European regional centers, for example in Italy, Spain and Portugal.

Developments in 2001

DB Services has changed significantly since its formation, driven largely by our cost containment program. The unit has been streamlined through a combination of containment measures including divestments/asset disposals. The aim is to sustain individual performance levels and, at the same time, increase our internal efficiency and overall cost awareness.

Several directives were tightened up in the short term (e.g. on hiring, travel, and the contracting of external consultants).

Other measures targeted long-term effects. We carried out a comprehensive reengineering process at our building and facilities management, group purchasing and securities/cash settlement units.

DB Services: staff by divisions
As at 2/2001: 10,800


Corporate Center Services
35 %
Divisional Functions
5 %
IT, Consulting & Transaction Services
60 %

Finally, we reduced holdings not forming part of our core business. Examples include the sale of our subsidiary emagine Germany GmbH to GFT Technologies AG, and the reduction of our stake in Deutsche Software India Ltd. to less than 50 %.

Outlook

At the end of 2001, we initiated a second phase of efficiency and quality enhancement. Our approach is two-fold in nature. The first step is to filter out services which are less critical to our Corporate Divisions or are offered at more favorable terms by external providers. In a second step, we shall align a large percentage of DB Services staff to the Corporate Divisions.

We expect this realignment to bring us a number of benefits:

- Corporate Divisions will have more influence on the scope and quality of their services. Less critical services will be downscaled or withdrawn.
- The integration of staff offers significant cost containment potential.
- Reducing the size of DB Services will simplify the organizational structure. This will increase cost transparency and reduce our cost allocation effort.

In 2002, we shall continue in DB Services to unlock synergy potential, increase cost and service transparency and make our service offering more efficient.

DB Services: decreasing number of staff


10,800
9,110
10,000
8,000
6,000
4,000
2,000
0
02/01
12/01

Corporate Center

The Corporate Center is an instrument for the uniform management of the Group by the Board of Managing Directors.

The Corporate Center supports the Board of Managing Directors in its management and control functions. It forms a binding element for the Group. The close cooperation between the Corporate Center and the Corporate Divisions, supported by regionally integrated Divisional Functions, guarantees uniform management of our company by the Board of Managing Directors.

Risk Management and Controlling
Our risk management organization monitors credit, market and operational risks; it has great strategic importance. Managed and coordinated by a lean unit in the Corporate Center, it is organizationally integrated into the Corporate Divisions: close to global business, but still independent.

This also applies to the similarly aligned Controlling unit in the Corporate Center. The conversion of the Consolidated Financial Statements to the U.S. GAAP reporting standard was particularly work-intensive in 2001. We thereby fulfilled the most important condition for the listing of our shares on the New York Stock Exchange.

In the course of our bank's realignment, information technology (IT) was allocated to the Group Divisions. To facilitate cross-divisional solutions to strategic IT issues, a Corporate IT Office was set up as a neutral steering entity in the Corporate Center. It acts as a liaison unit to coordinate activities and foster communication between the IT organizations of the Group Divisions.

Optimal deployment of resources
The objective of our human resources policy is to improve management quality, enhance the methods of personnel selection and development and integrate other important factors that shape corporate culture. The focus here is on strengthening employees' identification with the bank, their motivation and their capabilities.

The Treasury unit in the Corporate Center is responsible for managing capital, the balance sheet and liquidity risks throughout the Group. It coordinates the allocation of these important financial resources between the Business Divisions. Its regional and divisional structure worked excellently in the critical liquidity phase worldwide in the wake of September 11.

Besides our products as well as our staff, capital and liquidity, the "Deutsche Bank" corporate brand in particular counts among the factors for our success. Its uniform profile is steered by the Brand Equity Management unit. We constantly measure and analyze our positioning with shareholders, customers, staff and the community. Our reputation on the European banking market ranks among the highest with respect to important attributes such as quality, competence and internationality.

Deutsche Bank brand: strong reputation
Deutsche Bank versus European competitor



Deutsche Bank
European competitor
(Index = 100)
203
200
150
150
100
100
100
50
0
EU
Germany

Source: NFO Infratest Financial Research


Performance. Exceptional results can only be achieved with great personal effort. Our customers, Deutsche Bank's shareholders, and we as members of staff all share in the benefit.
Simone Meister, Deutsche Bank 24, Starnberg/Munich

Staff – our most important potential for success

Competent and client-oriented employees create company value.

By the end of 2001, the number of staff employed by the Group had fallen to 94,782 (previous year: 98,311). In addition to restructuring measures, this resulted mainly from the sale of our asset-based financing division (GEFA and ALD Group) and a subsidiary emagine (together 2,276 employees). By contrast, the acquisition of sections of the French Banque Worms saw an additional 684 employees join the Group.

Outside Germany, the number of employees declined by 1,423. At the end of 2001 almost half of all staff were employed outside Germany (48.8 %). The number of people employed in Germany also fell (by 2,106). The percentage of all staff employed by the two globally active Group Divisions is more or less equal: Private Clients and Asset Management 42.4 %, Corporate and Investment Bank 41.3 %. Some 12.9 % of all staff work in DB Services, 2.7 % are in Corporate Investments and 0.7 % are employed in the Corporate Center.

Competitive pressure from the international markets in addition to ongoing organizational development at the bank means personnel adjustments are unavoidable. We will implement the personnel measures already announced, following agreement with the competent bodies, without delay and using all human resources tools available in our "Deutsche Bank mosaic for employment".

Promoting talent, creating opportunities

To be able to provide our clients with the best financial products and services, and to ensure our quality and leadership in the market in the long term, we need the most talented people. In return, we have to be an attractive employer. Our employees are the decisive factor for success. We not only want to find and develop the best, we also want to retain them in our company in the long term. With a view to these objectives, we carried out a survey of graduates from leading universities on Deutsche Bank's image as an employer. We derived a talent management strategy from the results of the survey. We also obtained exact information on the qualities a sought-after employer should have. Consequently, we continued to improve our offers of employment accordingly.

Convincing environment, strong culture

Deutsche Bank is striving for a corporate identity which obliges each individual to share common values and also, above all, to incorporate them into their lives. This is the basis of our personnel policy. Another important topic involves corporate management which can get points of view across and combine inspiration, the provision of meaning as well as active cultural organization and humanity.

Staff

	2001
Employee Commitment Index	70
Absentee rate	2.6 %
Share of employees leaving the bank for a new job	8.0 %
Training and advanced training (expenses in € million)	257.4

Regional distribution of our staff
Total of 94,782 in 2001


Germany 51.2 %
Europe (excl. Germany) 24.9 %
North America 16.2 %
South America 0.7 %
Asia/Pacific/ Africa 7.0 %

We are an attractive employer thanks to our demanding offer: responsibility for challenging tasks is handed over early on. Success is recognized and personally accredited. We offer enjoyable independent work and scope to take decisions in an inspiring environment.

Our diversity concept regards natural human variety as wealth. Opposites are not levelled, but rather highly valued and encouraged. We have undertaken initiatives to secure our employees' indispensable creativity and ability to innovate for the bank. By giving the huge variety of different employee groups in our team the opportunity to develop their potential, we, in turn, can benefit from their varying points of view and range of experiences. Our efforts to train women for management positions have been successful. At the end of 2001, 809 female employees were employed at management level; in 2000, this number stood at 650. We are on the right path – even if there is still a long way to go.

More and more employees wish to arrange their professional and private lives more efficiently. If there is harmony between personal and professional development, the mutual enrichment of professional and private interests will be of benefit to all concerned.

We have accommodated the wish for more sovereignty with regard to time by means of a range of flexible time systems. The "Zeitinvest" service account system introduced in Germany during the reporting period is already being used by many staff members. Employees – including tariff staff since November 2001 – can place parts of the monetary and non-cash components of their compensation (e.g. salary, bonuses, payments for extra work, unutilized vacation entitlement) in "Zeitinvest", have interest paid on them via the capital market and then withdraw them as paid leave in a variety of ways at a later date.

Global career opportunities

Employees often ask what the company can do to ensure their employability and increase or maintain their market value. Under the umbrella of DB University, we have created a central learning platform comprising all ongoing professional development offers. This includes intranet-based training, profile events and virtual learning forms. In so doing, we can strengthen the competence of our staff while also fulfilling the desire for individual, flexible and self-managed learning.

Anyone offering and looking for employment throughout the Group has unlimited access to our global internal job market. This overall transparency promotes the mobility and development of our staff, and supports their employability.

Performance-based compensation

We have continued to develop our remuneration concepts and have also incorporated new programs in line with our requirements. One significant innovation is the "Deutsche Bank Global Partnership Plan", approved at the 2001 General Meeting, the three elements of which, namely shares, options and cash payments, are directly dependent on the share price. With the combination of these components, the staff participation model satisfies the expectations of both participating management staff and shareholders alike.

Talent for the bank of tomorrow
In the past financial year, Deutsche Bank *recruited 1,000 university graduates from* all parts of the world to meet our international requirements. Our comprehensive concept of finding employees extends from our positioning as employer of choice with a professional Internet site* to the coverage process after recruitment. In this way, we are also consolidating Deutsche Bank's reputation in the employment market.

We regard trainees as another important source of junior staff members. Vocational training contracts were concluded with 1,257 young people in 2001. At the end of the year, a total of 3,005 apprentices were being trained at Deutsche Bank Group.

Staff structure by divisions
Total of 94,782 in 2001


Private Clients and
Asset Management
42.4 %
Corporate and
Investment Bank
41.3 %
Corporate
Investments
2.7 %
DB Services
12.9 %
Corporate Center
0.7 %

*** www.deutsche-bank.com/career**



Partnership. Investing in sustainable development means investing in the future. Deutsche Bank, an active member of the World Business Council for Sustainable Development, understands and accepts that this is a challenge facing each member of society.
Bjorn Stigson, President, World Business Council for Sustainable Development, Geneva

Commitment to society Education was the focus of Deutsche Bank's society-related activities in 2001.

Deutsche Bank assumes responsibility for the community with its commitment to society – and not just where it does business. Based on our values – trust, teamwork, performance and innovation – we implement projects relating to social, cultural, scientific and environmental issues. Our projects are aimed at sustainability, pursuing the basic idea of "Helping People to Help Themselves" and promoting the future prospects of young people. We work with local partners and our own foundations and we participate in international forums.

Education in competition

Knowledge is the most important raw material of the future and investments in education are of primary importance for all societies. Many of the bank's society-related activities in 2001 were therefore dedicated to the topic of the year: "Orientation for the Future – Education in Competition". Consequently, we introduced "Initiative plus", which provided support to the voluntary commitment of our staff members in schools in Germany, the United Kingdom, the U.S.A. and Latin America. It was also a contribution to the "International Year of Volunteers" proclaimed by the UN. More than half of the 1,562 school projects submitted received financial support from Deutsche Bank.

Social commitment

Since 1987 we have been demonstrating our commitment to society in Germany through the Deutsche Bank Foundation Alfred Herrhausen "Helping People to Help Themselves"*. Above all, it supports projects seeking creative and innovative solutions to society's problems, in particular, for the development of career perspectives for disadvantaged young people. The Foundation has received widespread acknowledgement from the public for its "Youth-School-Industry" project in which young people gain insight into business life.

In the U.S.A. we committed ourselves to the systematic renewal of underdeveloped city neighborhoods. The investment and bond program for an improved standard of living in urban outskirts initiated by Deutsche Bank Americas Foundation together with the Community Development Group received the award "Outstanding"

Society

Spending by foundations and other charitable institutions related to Deutsche Bank Group, as well as project-related spending (in € m.)	**2001**
Social affairs	
Deutsche Bank Foundation Alfred Herrhausen "Helping People to Help Themselves"	4.0
Deutsche Bank Americas Foundation	16.0
Deutsche Bank Citizenship UK	6.1
Alex. Brown & Sons Charitable Foundation	3.0
other project-related spending	0.4
Culture	
Cultural Foundation of Deutsche Bank	2.7
other project-related spending	0.8
Society and the sciences	
Deutsche Bank Donation Fund in the Donors' Association for German Science	5.4
Deutsche Bank Institute for Family-Owned Businesses at the University of Witten/Herdecke	1.1
Alfred Herrhausen Society for International Dialogue	1.1
Environment	
ISO 14001, UNEP Financial Institute, Bellagio Forum: Environment and Media	2.3

* **www.deutsche-bank-stiftung.de**

Deutsche Guggenheim Berlin
Visitors in thousands


150
100
50
0
85
99
107
147
'98
'99
'00
'01

from the U.S. Federal Reserve. As an expression of solidarity with the American people after September 11, Deutsche Bank donated the entire proceeds from a "Charity Trading Day" (September 25) in our equities trading unit totaling $ 9 million. On the occasion of the listing of our share on the New York Stock Exchange, we provided an additional donation of more than $ 4 million.

In the United Kingdom, the bank is committed to several educational programs. For example, more than 200 bank employees are active volunteers on a regular basis as part of an e-business program at schools, providing realistic insights into the business world. The new Deutsche Bank Africa Foundation, established in Johannesburg in 2001, is intended to support projects fostering education and international understanding in southern Africa.

Art and culture

Deutsche Bank has a long tradition of linking contemporary art and the world of work*. In 1997, these activities were expanded by our cooperation with the Guggenheim Foundation of New York. Since then, both partners have presented high-caliber exhibitions at Deutsche Guggenheim Berlin, the hall specifically intended for that purpose, including commissioned works by outstanding artists. With its new series entitled "Moment", the bank is promoting temporary art projects in the public space. Following the launch in Frankfurt am Main in 2001, exhibitions will also be held in New York, Venice and Singapore.

The Cultural Foundation* is an expression of our global cultural commitment. The Foundation's support includes the reconstruction of Museum Island in Berlin, one of the World Heritage Sites. Furthermore, it contributed financially to exhibitions in Frankfurt am Main, Vienna and Moscow on the composer and painter Arnold Schönberg. Deutsche Bank initiated the formation of Academy Opera Today during the reporting year. This is the first sponsorship program aimed at promoting up-and-coming theater managers, conductors, dramatic advisors and directors for the opera. Deutsche Bank Citizenship UK is continuing its program of support for young innovative artists with its Pyramid Award in which leading British art academies are also participating.

In the U.S.A. we are involved in the Brooklyn Academy of Music's New Wave Festival as the main sponsor of the Frankfurt Ballet. Furthermore, Deutsche Bank supports exhibitions at the Solomon R. Guggenheim Museum in New York and at the National Gallery in Washington.

Social dialogue and the sciences

As Deutsche Bank's social policy forum, the Alfred Herrhausen Society for International Dialogue addressed this year's topic of "Education" worldwide with many events and publications**. The annual colloquium was the highlight with a two-day conference where the participants – high-ranking international experts from the

* **www.sammlung-deutsche-bank.com**

* **www.db-kulturstiftung.de**

** **www.deutsche-bank.de/ahg**

economic, scientific, political and cultural communities – met to discuss the future of education.

The Deutsche Bank Donation Fund in the Donors' Association for German Science contributes to improving conditions for research and teaching and to strengthening international scientific cooperation. In this spirit, during the reporting year, the Donation Fund approved support for, among other things, a guest professorship at the Center for Law and Finance at the University of Frankfurt am Main and provided funds to the Center for German and European Studies at the University of California, Berkeley, for a research project on transatlantic relations.

The Historical Institute of Deutsche Bank researches the history of the bank using scientific methods and drawing on both its own and external sources*. The focal points of research are the Nationalist Socialist period as well as the history of German-American economic and financial relations.

Environment and sustainability

Certification of the Deutsche Bank environmental management system according to the ISO 14001 standard was confirmed in 2001. Additional environmentally-relevant factors were also integrated into the bank's society-related activities. The bank's *sustainability* concept combines economic objectives with ecological and social responsibility and is embedded as a lateral function in all Corporate Divisions**. As an active member of UNEP, in the World Business Council for Sustainable Development and in other important organizations, Deutsche Bank takes new findings in sustainable development and integrates them into its own sustainability concept. One special project is the cooperation with the Peace Parks Foundation in the southern part of Africa, which seeks to protect the environment, foster sustainable economic development and promote understanding between peoples.

Deutsche Bank Microcredit Development Fund

The Deutsche Bank Microcredit Development Fund based in New York again provided a valuable contribution to the promotion of stable economic structures in developing countries. The Fund extends microcredits for business start-ups, which help to develop local infrastructures. National partner organizations and local banks support this work. In 2001, the Fund was able to grant roughly 60,000 microcredits in Africa, Latin America and Asia with a total value of $ 25 million.

* **www.deutsche-bank.com/history**
** **www.deutsche-bank.com/sustainability**

Community Development Group*: loan and investment portfolio
Total volume of € 318 million in 2001


Financing affordable rental housing development 47%
Creating opportunity for homeownership 30%
Supporting non-profits and community facilities 23%

* Deutsche Bank Americas Foundation: financial support for underserved U.S. communities



Trust. A well-managed corporation must be transparent and have clear corporate governance principles, factors which contribute in our view to the creation of long-term shareholder value. Deutsche Bank is a leading proponent of good corporate governance.

Michelle Edkins, Corporate Governance Director, Hermes Investment Management Ltd., London

The British Museum

Corporate Governance – a part of our identity Principles for the responsible management and control of Deutsche Bank.

In March 2001 Deutsche Bank was the first DAX 30 company to implement Corporate Governance Principles after their approval by the Board of Managing Directors and the Supervisory Board. These guidelines specifically tailored to Deutsche Bank regulate the relations with our shareholders, the tasks and duties of the Board of Managing Directors and the Supervisory Board, the structure and disclosure of the performance-based compensation of these two bodies and the demands on reporting and transparency.

With these Principles, Deutsche Bank publicly documents how it wants to ensure the responsible and value-driven management and control of the company. The Corporate Governance Principles are intended to promote and strengthen the trust of present and future shareholders, customers, staff and the public on national and international markets.

The Board of Managing Directors, in consultation with the Chairman of the Supervisory Board, appointed Dr. Clemens Börsig, member of the Board of Managing Directors, as Corporate Governance Officer to monitor compliance with the Principles. The Corporate Governance Officer submitted his report to the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors and the Supervisory Board are convinced that the Corporate Governance Principles were fully observed in 2001. The following measures deserve special mention:

- All disclosure duties relating to shareholders were performed in full. A "One Voice Committee", established in 2001, creates the basis on which capital market participants receive the same information at the same time (fair disclosure).
- The members of the Board of Managing Directors as well as the Group Board Management Committee are committed to acting according to the Corporate Governance Principles to avoid conflicts of interest. Furthermore, the Board of Managing Directors has approved a Code of Conduct for all employees of Deutsche Bank Group. This Code is based on our shared values and establishes general principles of conduct, among other things in order to avoid conflicts of interest.
- The Compliance Officer submitted a report to the Board of Managing Directors on the observance of compliance regulations. This report was also sent to the members of the Supervisory Board. One of the tasks of Compliance is to ensure that the standards of conduct required under capital market law are observed, in particular, that conflicts of interest are avoided in securities transactions. Through his monitoring measures and controls, the Compliance Officer convinced himself that the respective laws and corporate governance regulations were observed.
- More transparency through more information: since March 2001, all transactions by members of the Board of Managing Directors in shares or derivatives of Deutsche Bank have been disclosed without delay on our website. Furthermore, we are publishing for the first time in 2002 the individual numbers

of shares (including current option rights) held by members of the Board of Managing Directors and the total interest of the Supervisory Board in Deutsche Bank AG and its Group companies.

- On the basis of audited Consolidated Financial Statements for the years 2000 and 1999 compiled according to American accounting standards (U.S. GAAP), Deutsche Bank AG registered with the Securities and Exchange Commission. This was a precondition to the listing of our shares on the New York Stock Exchange starting on October 3, 2001. The Consolidated Financial Statements for the 2001 financial year have also been prepared in accordance with U.S. GAAP. For investors, this provides greater transparency and direct comparability with our most important international competitors.
- This Annual Report with the information it contains also documents compliance with the Corporate Governance Principles. In the Management Discussion, we comply with disclosure requirements on the expected development of business. The Risk Report contains information on our risk management system. The Notes provide information on important shareholdings. Information on investor structure can be found in the section on Shareholders.
- To ensure the high quality of our information, we shall voluntarily submit all quarterly reports for a limited review by our auditors.
- We are preparing the preconditions required by the Articles of Association for the introduction of staggered periods of office for representatives of the shareholders on the Supervisory Board (staggered board). The necessary resolution proposals will be submitted to the General Meeting in due time before the election in May 2003.

We understand Corporate Governance as a continuous process. We will regularly check and, if necessary, amend our Principles in light of new experience, statutory regulations and ongoing developments in national and international standards. Here, we will take account of the recommendations and suggestions of the German Corporate Governance Code.

The complete Corporate Governance Report for 2001 can be ordered and is available at www.deutsche-bank.com



Global Reach. The development of a sophisticated Internet architecture is a challenge. Our shareholders, customers, staff and other visitors can access a wealth of information, conveniently, quickly, and around the clock – the latest share prices or this Annual Report, for example.

Peter Lassig, Deutsche Bank AG, DB Services, Frankfurt am Main

Management Discussion, Consolidated Financial Statements and Risk Report

Deutsche Bank Group

Content

Management Discussion Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with the consolidated financial statements and the related notes to them included in this document, on which we have based this discussion and analysis. Our consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, as described in the "Independent Auditors' Report".

Critical Accounting Policies

We have prepared all of the consolidated financial information in this document in accordance with U.S. GAAP. In preparing our consolidated financial statements in accordance with U.S. GAAP, we make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

We have identified the following accounting policies as critical to the understanding of our results of operations, since the application of these policies requires significant management assumptions and estimates that could result in materially different amounts to be reported if conditions or underlying circumstances were to change.

Allowance for Loan Losses. We maintain an allowance for loan losses for exposures in our portfolio that represents our estimate of probable losses in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and estimates including, among others, our ongoing risk assessment of our customers' ability to pay and/or the fair value of underlying collateral. If actual events prove the estimates and assumptions we used in determining the allowance for loan losses to have been incorrect, we may need to make additional provisions for loan losses. For further discussion on our allowance for loan losses, see our Risk Report and Note [1] to the consolidated financial statements.

Impairment of Assets other than Loans. Certain assets, including goodwill and other intangible assets, direct investments (including venture capital companies and nonmarketable securities), securities available for sale, and premises and equipment, are subject to an impairment review. We record asset impairment charges when we believe an asset has experienced an other than temporary decline in value, or its cost may not be recoverable. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset's recoverability or fair value. Assessment of the timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgment.

Deferred Tax Asset Valuation Allowances. We recognize deferred tax assets and liabilities for the estimated future tax effects of temporary differences, net operating loss carryforwards and tax credits. We recognize deferred tax assets subject to management's judgment based on available evidence that realization is more likely than not and they are reduced, if necessary, by a valuation reserve. In the event that we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income tax expense in the period such determination was made.

Fair Value Estimates. Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities, such as non-exchange traded contracts and venture capital companies, are not available. In these cases, the determination of fair value requires us to make estimates and certain assumptions. These may not produce a fair value determination that reflects net realizable value.

Management Reporting

We have prepared the financial information appearing in this document about our group divisions, as well as other information we identify, on the basis of our management reporting systems. Our management reporting systems are not necessarily based on U.S. GAAP, but instead on our internal reporting systems and methodologies for managing our Group Divisions, assessing their results internally and allocating our internal resources. For information on our management reporting systems, and for a discussion of the major differences between our management reporting figures and our consolidated financial statements under U.S. GAAP, see "– Results of Operations by Segment – Reconciliation of our Segmental Results of Operations to Consolidated Results of Operations according to U.S. GAAP".

Effects of German Tax Reform Legislation and Accounting for Income Taxes

You should note in reviewing our results of operations that the financial accounting treatment under U.S. GAAP for income tax rate changes results in a negative impact on our results of operations in 2001, a large positive impact in 2000, and a much smaller positive effect in 1999. These impacts totaled an expense of € 995 million in 2001, a benefit of € 9.3 billion in 2000 and a benefit of € 951 million in 1999. We therefore recommend that you also consider our net income for 2001, 2000 and 1999 excluding the effect of the impact of changes in income tax rates when you compare 2001, 2000 and 1999 to one another and to earlier and future periods.

Two important tax law changes occurred in 1999 and 2000 that affected and will continue to affect our net income. In 1999, the German government reduced the corporate income tax rate on retained profits from 45 % to 40 %. In October 2000, the German government enacted comprehensive tax reform legislation.

The comprehensive tax reform legislation in 2000 contained two major changes relevant to our corporate taxation:

- The corporate income tax rate declined, beginning on January 1, 2001, to 25 % for all corporate profits. Until the end of 2000, the rates were 40 % for retained profits and 30 % for distributed profits.
- The tax rate applicable to capital gains on the sale of equity securities eligible under the legislation will, beginning on January 1, 2002, be reduced to zero. Until that date, the tax rate that applies to capital gains on these sales is the same as the tax rate applicable to ordinary income. For 2000, this tax rate change resulted in a tax benefit of € 9.0 billion.

The following is a description of the accounting treatment for these income tax rate changes and its effects on our results of operations.

U.S. GAAP requires us to record all unrealized gains on available for sale securities, net of the related deferred tax provisions, in other comprehensive income. The deferred tax provisions are based on the excess of the fair value of these securities over our tax basis in them. At the end of each reporting period, we record deferred tax provisions and related deferred taxes payable based on the change in the unrealized gain for that period using the effective income tax rate we expect will apply in the period we expect to realize the gain. Since both the unrealized gains and the related deferred tax provision are recorded in other comprehensive income, neither the unrealized gains nor the deferred tax provision affects net income in that period.

U.S. GAAP also requires that, in a period that includes the date on which new tax rates are enacted, companies must adjust all of the deferred tax assets and liabilities they have recorded. These adjustments to deferred tax assets and liabilities reflect the new effective tax rates that will apply in the periods in which the temporary differences that led to the creation of the deferred items are expected to be reversed. The changes in tax law we describe above required us to make these types of adjustments in 1999 and 2000. Because our available for sale securities include an extensive portfolio of eligible equity securities that have appreciated substantially in value, we had a significant amount of related deferred tax liabilities. These deferred tax liabilities were substantially reduced as a result of this new legislation. The elimination of the German tax on the capital gains on sales of eligible equity securities is responsible for the majority of the income tax benefit we recognized in 2000.

Most of the eligible equity securities are among our industrial holdings. We acquired many of these industrial holdings, most of which we classify as available for sale securities under U.S. GAAP, many years ago, and most of them have appreciated in value considerably over that time. Since we intend to sell these industrial holdings in the most tax-efficient and commercially prudent manner possible, the estimated effective tax rate we applied to these unrealized gains when the new tax rate changes were enacted was essentially zero. As a result, most of the reductions in deferred tax liabilities associated with unrealized gains on our eligible equity securities related to our industrial holdings.

Although we record the deferred tax provisions directly to other comprehensive income for unrealized gains on available for sale securities, U.S. GAAP nevertheless requires that this adjustment to the related deferred tax liabilities for a change in expected effective income tax rates be recorded as an adjustment of income tax expense in the period the tax rate change is enacted.

The adjustment to deferred tax liabilities related to eligible equity securities, however, does not result in an adjustment to the deferred tax provisions that have accumulated in other comprehensive income. These accumulated provisions remain in other comprehensive income until the related securities are sold, and they are then recognized as tax expense in the period of the sale. As such, certain possible effects of our accounting for income tax rate changes related to our eligible equity securities on our results of operations are as follows:

- When we sell each eligible equity security, we will recognize tax expense in the period of its sale equal to that investment security's share of the deferred tax provisions that had accumulated in other comprehensive income on the tax rate change dates. The amount we had accumulated in other comprehensive income related to our eligible equity securities was approximately € 5.9 billion on December 31, 2001 and € 6.9 billion on December 31, 2000.
- This means that, regardless of the size of the realized gains, if any, on future sales of these eligible equity securities, there will be significant income tax expense in the periods of the sales. This expense will offset part or all of that gain or add to any loss when calculating net income.
- Although we have recognized in 2000 a significant deferred tax benefit as a result of the tax rate changes related to eligible equity securities and will record significant deferred tax expense in the years these securities are sold, any realized gains on these securities starting in 2002 will not result in any taxes actually payable in cash in the periods of the sales or any other time, unless the rates are changed again before we sell the securities. In other words, all of the deferred tax benefit and expense amounts are non-cash items. In addition, when we reverse the related deferred tax provisions through the income tax expense line item, there will be no effect on our total shareholders' equity. This is because the deferred tax provisions, which we accumulate in other comprehensive income, and retained earnings, where the non-cash income tax expense will have its effect, are both components of shareholders' equity.

As a consequence, the accounting for income tax rate changes related to eligible equity securities may result in significant impacts on our results of operations in periods in which we sell these securities. This effect is illustrated in 2001 when we sold portions of our eligible equity securities. The gains resulting from most of these sales will not be subject to tax until 2002, when the applicable tax rate will be zero. We reversed the deferred taxes accumulated in other comprehensive income, as of December 31, 2000, in respect of these securities. We recognized this as tax expense of € 995 million in 2001 even though there is no tax actually payable on the gains.

Effects of Derivative Transactions and SFAS 133

The implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") on January 1, 2001 changed the way we account for our derivatives activities. This change in accounting affects the comparability of certain line items in our consolidated financial statements in which we report derivatives activities.

Prior to our implementation of SFAS 133, we marked the derivatives we entered into for trading purposes to market and reported the changes in their fair values in trading revenues. We accounted for derivatives qualifying for hedge accounting under the accounting standards then in effect as off-balance sheet transactions and recorded interest receivable or payable on an accrual basis.

With our implementation of SFAS 133, we mark all derivatives to market on our balance sheet. The income statement classification of the changes in fair value is dependent upon whether the derivative qualifies for hedge accounting, and, if so, the nature of the item being hedged.

See Note [1] to the consolidated financial statements for a further explanation of SFAS 133.

The results of our use of derivative contracts are included in our Consolidated Statement of Income as follows:

- We include changes in the fair value of derivatives traded on behalf of customers and for our own account in trading revenues.
- We recognize changes in the fair value of derivatives used to manage interest rate risk that qualify for fair value hedge accounting in earnings along with and in the same line as the changes in the fair value of the hedged asset or liability.
- We mark changes in the fair value of derivatives used as economic hedges of interest rate, foreign exchange, and investment risk that do not qualify for hedge accounting to market and include the gains and losses in trading revenues.
- When we implemented SFAS 133 in 2001, we recorded an expense of € 207 million after tax as a cumulative effect of accounting change.

Significant Acquisitions and Divestitures

The following recent acquisitions were instrumental in broadening our product and service offerings:

- **Crédit Lyonnais Belgium S.A./N.V.** Acquired in February 1999, we renamed this entity Deutsche Bank S.A./N.V. With this acquisition, we strengthened our retail, private and corporate banking activities in Europe.
- **Bankers Trust Corporation.** Acquired in June 1999, Bankers Trust strengthened our presence in the United States and internationally, especially in corporate and investment banking, asset management and private banking.
- **Prudential U.K. Institutional Asset Management business.** This acquisition in March 2000 strengthened our institutional asset management, especially in the United Kingdom.
- **Deutsche Bank 24 Spolka Akcyjna – formerly: Bank Wspólpracy Regionalnej S.A. (BWR).** The acquisition of a 92.55% stake in BWR in several stages in the first half of 2000 strengthened our personal banking platform in Poland.
- **First Australian Property Group Holdings Pty. Ltd.** This acquisition in July 2000 allowed us to extend our position in the Australian asset management market.
- **National Discount Brokers Group, Inc.** We acquired National Discount Brokers Group (which we call NDB) in 2000 in two phases to strengthen our U.S. market making business. We sold NDB's online brokerage business in September 2001, as we describe below.
- **Banque Worms S.A.** Acquired in April 2001, this company is engaged in personal banking, corporate banking and asset management in France and Switzerland.
- **AXA Australia Property Fund Management Ltd.** This acquisition from AXA Australia Ltd. in June 2001 strengthened our real estate asset management capabilities, especially in Australia.

In December 2001, we signed agreements with Zurich Financial Services (which we call Zurich) to, acquire the greater part of Zurich's asset management businesses (excluding its U.K. operations) and to sell to Zurich the greater part of our insurance business, most of which we hold through Versicherungsholding der Deutschen Bank AG. We expect to close these transactions in the second quarter of 2002, pending satisfaction of certain conditions. This transaction could fail to occur, or could occur on a substantially different basis than we describe here. (At the date of acquisition, we plan to book a restructuring charge related to the consolidation of the two groups. The amount of the restructuring charge is not yet known.)

As part of our policy of active portfolio management, we have also disposed of non-core activities such as Boullioun Aviation Services Inc. This divestiture in February 2001 allowed us to exit the highly capital-intensive aircraft leasing business.

In May 2001, we also sold our European asset finance and leasing business that served mid-size companies and our European fleet management services business.

On September 6, 2001, we sold NDB's online brokerage business to Ameritrade Holding Corp. for approximately U.S. $ 154 million in Ameritrade common stock. NDB had conducted its online trading business through its subsidiary National Discount Brokers Corporation (which we call NDB.com). Following the closing of the sale, we own approximately 13 % of Ameritrade common stock. We have retained NDB's institutional market making business.

Other than our acquisition of Bankers Trust, none of these acquisitions or dispositions had a material effect on our business, although we believe that each of them is important to our strategy and/or growth in our chosen businesses and regions. We believe that the acquisition of Zurich Scudder Investments will significantly strengthen our Asset Management position in the United States.

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Overview

The following table presents our condensed consolidated statement of income for 2001, 2000 and 1999.

in € m.	2001	2000	1999
Net interest revenues	8,620	7,028	7,994
Provision for loan losses	1,024	478	725
Net interest revenues after provision for loan losses	**7,596**	**6,550**	**7,269**
Commissions and fee income	10,727	11,693	7,967
Trading revenues, net	6,031	7,625	2,127
Other noninterest revenues	4,243	8,133	6,944
Total noninterest revenues	**21,001**	**27,451**	**17,038**
Total net revenues	**28,597**	**34,001**	**24,307**
Compensation and benefits	13,360	13,526	9,655
Goodwill amortization	951	771	486
Restructuring activities	294	125	459
Other noninterest expenses	12,189	12,710	11,356
Total noninterest expenses	**26,794**	**27,132**	**21,956**
Income before income tax expense (benefit) and cumulative effect of accounting changes	1,803	6,869	2,351
Income tax expense	434	2,643	1,689
Income tax expense (benefit) from the change in effective tax rate and the reversing effect[1]	995	(9,287)	(951)
Income before cumulative effect of accounting changes, net of tax	**374**	**13,513**	**1,613**
Cumulative effect of accounting changes, net of tax[2]	(207)	–	–
Net income[1][2]	**167**	**13,513**	**1,613**

[1] These figures reflect income tax expense of € 995 million in 2001, € 9.3 billion of income tax benefit in 2000 and € 951 million of income tax benefit in 1999. This income tax expense (benefit) resulted from changes in effective tax rates pursuant to German tax law and the reversing effects. We describe these changes and their effects above in "Effects of German Tax Reform Legislation and Accounting for Income Taxes". The next table presents these figures excluding these effects.

[2] In 2001, this figure reflects the cumulative effect of changes in accounting principle. We describe these changes and their effects on our Consolidated Statement of Income below in "Impact of Changes in Accounting Principles".

The following table shows our net income excluding the effects of the tax rate changes we describe above:

in € m. (except per share amounts)	2001	Per Share (basic)	2000	Per Share (basic)	1999	Per Share (basic)
Net income	167	€ 0.27	13,513	€ 22.00	1,613	€ 2.76
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	995	€ 1.61	(9,287)	€ (15.12)	(951)	€ (1.63)
Net income without the effect of the tax rate changes	1,162	€ 1.88	4,226	€ 6.88	662	€ 1.13

Net income was € 167 million in 2001, which includes tax expense of € 995 million representing the reversal of tax benefits recorded in prior years for the effect of German tax law changes. Net income was further reduced by the € 207 million cumulative effect of accounting changes. Net income in 2000 of € 13.5 billion included a benefit from those German tax law changes of € 9.3 billion. Excluding the effect of tax law changes in both years, net income would have been € 1.2 billion in 2001 and € 4.2 billion in 2000. Further excluding the cumulative effect of accounting changes in 2001 net income would have been € 1.4 billion in 2001 and € 4.2 billion in 2000.

Our net income in 2000 was € 13.5 billion, compared to € 1.6 billion in 1999. The majority of this increase was attributable to the income tax benefit from German tax law changes of € 9.3 billion. This resulted from the reduction of € 9.0 billion of deferred taxes primarily on eligible equity securities in our portfolio of securities available for sale.

If we exclude the effect of tax rate changes, our net income in 2000 would have been € 4.2 billion compared with the € 662 million in net income we would have had in 1999. A significant portion of the change in components of net income was a result of the full-year effect of the Bankers Trust acquisition.

Basic earnings per share were € 0.27 in 2001, as compared to € 22.00 in 2000. Excluding the tax rate change effects and cumulative effects of accounting changes, our basic earnings per share would have been € 2.21 in 2001 and € 6.88 in 2000.

Basic earnings per share increased € 19.24 to € 22.00 in 2000, as compared to € 2.76 in 1999. Excluding the tax rate changes, our basic earnings per share would have been € 6.88 in 2000 and € 1.13 in 1999.

Net Interest Revenues

Our net interest revenues in any period depend primarily on the following:

- the amounts and kinds of assets and liabilities we have, and the kinds of revenues they generate and expenses they incur;
- general levels of and trends in interest rates; and
- to a lesser extent, trends in exchange rates.

The following table sets forth data relating to our net interest revenues:

in € m.	2001	2000	1999
Net interest revenues	8,620	7,028	7,994
Average interest-earning assets[1]	877,727	898,514	739,715
Average interest-bearing liabilities[1]	783,710	815,867	655,038
Gross interest yield[2]	6.11 %	6.14 %	5.43 %
Gross interest rate paid[3]	5.74 %	5.90 %	4.91 %
Net interest spread[4]	0.37 %	0.24 %	0.52 %
Net interest margin[5]	0.98 %	0.78 %	1.08 %

[1] Average balances for each year are calculated based upon month-end balances.
[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.
[3] Gross interest rate paid is the average interest rate we paid on our average interest-bearing liabilities.
[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.
[5] Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

Net interest revenues were € 8.6 billion in 2001, an increase of € 1.6 billion, or 23 %, as compared to 2000. Our net interest revenues were € 7.0 billion in 2000, a decrease of € 966 million, or 12 %, as compared to 1999. Both our net interest spread and our net interest margin increased in 2001, after having declined substantially in 2000.

The increase in net interest revenues in 2001 occurred because, while both our interest revenues and our interest expenses decreased, the decrease in interest expenses was proportionally greater. Interest expenses decreased € 3.1 billion, or 6%, between 2000 and 2001, while interest revenues declined € 1.5 billion, or 3 %. The main reason for this was that our interest revenues on our trading portfolio increased substantially (by € 1.1 billion, or 8 %, in 2001 compared to 2000), even as interest revenues in the other major categories declined. In 2000, by contrast, a year in which both interest revenues and interest expense increased substantially compared to 1999, the € 16.0 billion, or 50 %, increase in our interest expense outstripped the € 15.0 billion, or 37 %, increase in interest revenues.

We believe that the change in our mix of businesses is the single most important factor driving the general development of net interest revenues, net interest margin and net interest spread during recent years. We have experienced a continuing shift in the mix of our business towards investment banking activities, including trading, and asset management. These businesses not only generate noninterest revenues, such as trading revenues and commissions and fee income, but they also generate net interest revenues. Trading assets are the largest category of our assets that behave in this manner. They produce both interest income and trading revenues, and our costs of trading liabilities and other funding of the trading assets include both interest and noninterest expenses. As we have changed our asset and liability structure to emphasize our trading businesses, we have become less focused on earnings from net interest revenues or net trading revenues in isolation. We instead manage our business by reference to the total revenues our trading portfolio generates, including interest and noninterest revenues, and our total costs of carrying them, including interest and noninterest expenses. The proportion of interest and noninterest revenues and expenses our trading portfolio generates in any period is a function of market conditions, the opportunities available to our trading units and the strategies they adopt and instruments they use in response. To give you what we believe is a more comprehensive indication of the performance of our trading businesses, we consider our trading related interest revenues and expenses together with our other trading revenues and expenses below under "Trading revenues".

The development of our net interest spread is also attributable to a significant extent to the accounting treatment of some of our derivative transactions. We enter into derivative transactions as economic hedges of the interest rate risks of our non-trading assets and liabilities. As we discuss above under "Effects of Derivative Transactions and SFAS 133", some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest flows arising from the derivatives appear in interest revenues and expense, where they compensate the interest flows from the assets and liabilities they are intended to hedge. When derivatives do not qualify for hedge accounting treatment, the interest flows that arose from the derivatives during any period all appear in trading revenues for that period. Derivative transactions that did not qualify for hedge accounting treatment produced net interest cash flows, which we included in trading revenues, of € 259 million of revenues in 2001, € 105 million of revenues in 2000 and € 970 million of expenses in 1999. Had these transactions all qualified as hedges, our net interest revenues would have increased € 1.7 billion between 2000 and 2001, rather than increasing € 1.6 billion, as we report; and our net interest revenues would have increased € 109 million between 1999 and 2000, rather than decreasing € 966 million as we report.

Before 2001, many of our derivative transactions did not qualify as hedges for accounting purposes because we did not, at the time we entered into them, document them contemporaneously in the manner U.S. GAAP requires for them to qualify. While we adopted SFAS 133 beginning in 2001 such that some of these kinds of derivative transactions qualify as hedges for accounting purposes, we continue to enter into derivative transactions that, while intended as economic hedges, do not qualify for hedge accounting treatment. We do this when we believe that the economic advantages of adopting non-qualifying hedges, such as hedges on the cash flows from a pool of assets or liabilities, outweigh the potential disadvantages for us of recognizing any gains or losses each period. Gain or loss recognition each period may be disadvantageous for us because recognizing the gains and losses from our nonqualifying derivative transactions in every period over their lifetimes may increase our earnings volatility on a period to period basis. This is true even though the net gain or loss on the transactions themselves over their lifetimes is identical whether we recognize gain or loss each period or only at the end of the transactions when we recognize any gain or loss on the underlying items we are hedging as an economic matter.

The largest single category of our interest-earning assets continues to be our loans, despite their declining share of our total average interest-earning assets in recent years. Loans accounted for 32 % of our average interest-earning assets in 2001, 34 % in 2000 and 35 % in 1999. Our loan portfolio earned an average yield in 2001 of 21 basis points below that of 2000 as interest rates declined rather substantially in our major markets. In 2000, in an environment characterized by generally increasing interest rates, our loan portfolio earned an average yield only 26 basis points above that of 1999. In each year, part of the changes in yield on our loan portfolio also relates to our changing mix of assets.

While we believe that the changing mix of our assets, together with the effects of our accounting for derivatives transactions, account for most of the movements in our net interest revenues, interest rates and exchange rates were also contributors. As noted above, interest rates decreased rather substantially in our major markets in 2001, particularly in the United States and to a lesser extent in Germany and the other euro zone countries. In 2000, by contrast, interest rates in our major markets increased, particularly in the United States, in Germany and in the other euro zone countries. The euro has declined against the U.S. dollar and other major currencies in the first years after its introduction and then remained in a fairly narrow band during 2001. We cannot quantify the impacts of each of these factors, but we believe, based on the volumes of assets affected, that they had considerably less impact than did our changing mix of businesses.

Interest Revenues

The table below sets forth a breakdown of our interest revenues for 2001, 2000 and 1999:

in € m.	2001	2000	1999
Interest on interest-earning deposits in other banks			
In German offices	788	472	542
In non-German offices	2,124	1,831	1,908
Total	**2,912**	**2,303**	**2,450**
Interest on central bank funds sold			
In German offices	0	0	0
In non-German offices	91	137	118
Total	**91**	**137**	**118**
Interest income on securities purchased under resale agreements			
In German offices	628	746	922
In non-German offices	7,507	7,124	6,637
Total	**8,135**	**7,870**	**7,559**
Interest on securities borrowed			
In German offices	179	20	20
In non-German offices	5,148	6,624	3,141
Total	**5,327**	**6,644**	**3,161**
Interest and dividend income on securities available for sale and other investments			
In German offices	2,728	2,175	1,717
In non-German offices	983	1,181	1,265
Total	**3,711**	**3,356**	**2,982**
Interest on loans			
In German offices	9,781	10,742	10,056
In non-German offices	7,838	9,395	5,892
Total	**17,619**	**20,137**	**15,948**
Interest on trading assets			
In German offices	3,035	3,008	2,276
In non-German offices	12,536	11,431	5,535
Total	**15,571**	**14,439**	**7,811**
Other interest revenues	**273**	**245**	**113**
Total interest revenues	**53,639**	**55,131**	**40,142**

Our total interest revenues decreased € 1.5 billion, or 3 %, between 2000 and 2001. The following are the primary categories of interest-earning assets that affected total interest revenues:

- **Interest on loans** decreased € 2.5 billion or 13 % in 2001, as compared to 2000. This resulted primarily from a 10 % decrease in our average balance of loans. Almost 90 % of the decline in the average balance of loans occurred outside Germany. Our average yield on our loans decreased only slightly from 6.50 % in 2000 to 6.29 % in 2001. Much of the decrease in our loan portfolio related to shorter-term credit we extended ancillary to other businesses outside Germany. In our domestic market, average loan volume remained basically unchanged and the interest yield on these loans declined to 6.00 % in 2001, as compared to 6.45 % in 2000, in line with the overall decrease in market rates.
- **Interest on securities borrowed** decreased € 1.3 billion in 2001 as compared to 2000. The decrease was the result of an 18 % decrease in the average balance of these assets, particularly as a result of the general conditions in the equities markets, which led to less business activities. We continue to conduct this business predominantly outside Germany.
- **Interest on trading assets** increased € 1.1 billion, or 8 %, between 2001 and 2000, due to the higher average volume of interest-earning securities we held in our trading portfolio outside Germany.

Our total interest revenues increased € 15.0 billion, or 37 %, between 1999 and 2000. Our increased interest revenue was due to growth across our business and, to a lesser extent, higher interest rates. The following are the primary categories of interest-earning assets that drove the increase:

- **Interest on trading assets** increased € 6.6 billion, or 85 %, between 1999 and 2000, due to increased interest rates and the higher volume of debt securities we held in our trading portfolio. Our average balance of trading assets increased 40 % from 1999 to 2000, and our average yield on them increased substantially, from 4.59 % in 1999 to 6.06 % in 2000. Nearly three-quarters of these assets were located outside Germany in 2000 and nearly 90 % of the increase in interest on trading assets came from outside Germany.
- **Interest on loans** increased € 4.2 billion or 26 % in 2000, as compared to 1999. This resulted primarily from a 21 % increase in our average balance of loans. Most of the growth on the average balance of loans, or 85 %, occurred outside Germany. Our average yield on our loans increased only slightly from 6.24 % in 1999 to 6.50 % in 2000, although interest rates increased in our major markets. This is partly due to our changing mix of assets. Much of the increase in our loan portfolio related to shorter-term credit we extended ancillary to other businesses. The interest we earned on many of these loans did not keep pace with increases in interest rates in 2000.
- **Interest on securities** borrowed more than doubled in 2000 as compared to 1999. The increase was the result of a 72 % increase in the average balance of these assets, particularly in equities and, to a slightly lesser extent, in bonds. This resulted from organic growth in this activity, which resulted from increased market activity and higher asset values. Our average yield on these assets increased from 5.49 % in 1999 to 6.69 % in 2000. We conduct this business almost exclusively outside Germany.

Interest Expense

The table below shows a breakdown of our interest expense for 2001, 2000 and 1999:

in € m.	2001	2000	1999
Interest on deposits			
In German offices	3,169	3,877	3,357
In non-German offices	12,555	13,020	7,885
Total	**15,724**	**16,897**	**11,242**
Interest on trading liabilities			
In German offices	1,033	2,486	1,277
In non-German offices	4,690	3,799	2,237
Total	**5,723**	**6,285**	**3,514**
Interest on securities sold under repurchase agreements			
In German offices	702	776	273
In non-German offices	9,685	9,589	7,104
Total	**10,387**	**10,365**	**7,377**
Interest on securities loaned			
In German offices	144	55	68
In non-German offices	1,758	2,106	1,381
Total	**1,902**	**2,161**	**1,449**
Interest on other short-term borrowings			
In German offices	291	194	307
In non-German offices	1,787	3,128	1,265
Total	**2,078**	**3,322**	**1,572**
Interest on long-term debt, including trust preferred securities			
In German offices	4,366	4,367	3,908
In non-German offices	4,839	4,706	3,086
Total	**9,205**	**9,073**	**6,994**
Total interest expense	**45,019**	**48,103**	**32,148**

Our total interest expense decreased € 3.1 billion, or 6 %, between 2000 and 2001. The major contributors to the variance were the following:

- Interest on other short-term borrowings decreased € 1.2 billion, or 37 %, from 2000 to 2001. The decrease occurred in our non-German offices, with 75 % of this decrease attributable to the lower average rate of 4.14 %, as compared to 6.76 % in 2000, and 25 % from reduced borrowing activities.
- Interest on deposits decreased € 1.2 billion, or 7 %, in 2001 compared to 2000. This decrease arose from a reduction of 94 basis points in the average rate paid on time deposits, while there was a relatively stable average volume compared to 2000. Time deposits outside Germany are still the largest single category of our average interest bearing liabilities, representing 53 % of total average interest bearing deposits and 24 % of average total interest bearing liabilities in 2001.

- Interest on trading liabilities decreased € 562 million, or 9 %, in 2001 as compared to 2000, largely due to decreased short positions in securities. This is interest we pay on securities we have sold, but do not yet own. On average during 2001, we held 81 % of these liabilities in our trading businesses outside Germany and 82 % of the related interest expense was incurred outside Germany.
- Interest on long-term debt, including trust preferred securities increased € 132 million, or 1 %, in 2001 compared to 2000 due to an increased volume of long-term debt issued to replace shorter-term funding, while the average rate paid decreased from 6.04 % in 2000 to 5.66 % in 2001.

Our total interest expense increased € 16.0 billion, or 50 %, between 1999 and 2000. Our increased interest expense has, like our interest revenues, arisen primarily from growth across our businesses, as well as from increased market interest rates in the first half of 2000. The major contributors to the increase were the following:

- Interest on deposits increased 50 % in 2000 compared to 1999. Of this amount, interest on deposits from banks contributed most substantially, amounting to € 9.3 billion in 2000, an increase of € 4.3 billion, or 86 %, as compared to 1999. This increase, mostly arising from interest on time deposits, but also substantially arising from demand deposits, developed as a result of both higher average deposit balances and higher average interest rates. Our average interest rate paid on deposits was 3.60 % in 1999 and 4.56 % in 2000. Volume growth was attributable to the expansion of our former Global Corporates and Institutions Division (now within our Corporate and Investment Bank Group Division). Nearly all of the volume increase, and over 90 % of the increase in interest expense, was outside Germany.
- Interest on securities sold under repurchase agreements increased by 41 % in 2000 compared to 1999. This was due mostly to a large increase in the average rate we paid on them, from 7.50 % in 1999 to 9.32 % in 2000, as well as to our increased use of these as funding sources. Our average balance of securities sold under agreements to repurchase was € 111.3 billion in 2000, an increase of 13 % between 1999 and 2000. We conduct this business almost exclusively outside Germany.
- Interest on trading liabilities increased 79 % in 2000 as compared to 1999, largely due to increased volumes of these liabilities. We hold most of these liabilities in our trading businesses outside Germany, and over half of the increased interest expense was outside Germany. Interest expense we paid on short positions on debt securities in our trading portfolios accounted for the substantial majority of this increase. The increase was concentrated mainly in our former Global Corporates and Institutions Division (now within our Corporate and Investment Bank Group Division) and was a product of the expansion of our business in the fixed income area.
- Interest on long-term debt, including trust preferred securities increased € 2.1 billion, or 30 %, in 2000 as compared to 1999. The increase was more pronounced outside Germany. This increase arose primarily from increased interest expense on long-term debt issued to partially fund our acquisition of Bankers Trust and from the full-year impact of long-term debt we assumed in the Bankers Trust acquisition. Our average interest rate paid on our long-term debt was 6.04 % in 2000 and 5.76 % in 1999.
- Interest on other short-term borrowings increased € 1.8 billion, or 111 %, from 1999 to 2000 due to increased average balances in non-German offices.

Provision for Loan Losses

Our provision for loan losses consists of changes to the allowances we carry for credit losses on loans. The allowance consists of a specific loan loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance standardized loans and an additional inherent loss component to cover losses in our loan portfolio we have not identified on an individual basis.

The provision for loan losses was € 1.0 billion in 2001, an increase of € 546 million, or 114 %, over the € 478 million recorded in 2000. The 2001 provision is composed of net new specific loan loss provisions and other inherent loss provisions, offset in part by net reductions of country risk provisions. Our total new specific loan loss provision amounted to € 951 million in 2001 and € 805 million in 2000. Most of this increase was due to less favorable economic conditions in the last quarter of 2001. In that final quarter we increased our specific loan loss provisions in connection with a single U.S. borrower in the utility sector and various Argentine exposures and on our leveraged structured finance activities.

Our provision for loan losses was € 478 million in 2000, a decrease of € 247 million, or 34 %, as compared to 1999. This amount is composed of net new specific provisions offset by releases of other inherent loss and country risk provisions. Our total new specific loan loss provision amounted to € 805 million in 2000, € 121 million less than in 1999. Most of this decrease was due to a higher than usual provision in 1999 due to a significant exposure to a single German borrower in the real estate industry. In addition, the decrease reflects a general improvement in the quality of our loan portfolio during 2000.

Noninterest Revenues

in € m.	2001	2000	1999
Commissions and fee revenues	10,727	11,693	7,967
Trading revenues, net	6,031	7,625	2,127
Insurance premiums	2,717	2,837	3,011
Net gains on securities available for sale	1,516	3,670	2,150
Other noninterest revenues	10	1,626	1,783
Total	**21,001**	**27,451**	**17,038**

Our noninterest revenues were € 21.0 billion in 2001, a decrease of € 6.5 billion, or 23 %, as compared to the € 27.5 billion reported in 2000.

The primary driver behind the decline in noninterest revenues was the weakness of the financial markets in 2001 which deteriorated further after the terrorist acts of September 11. The weak markets negatively affected these revenues in 2001 as compared with 2000 in several major ways:

- Deteriorating securities prices led to a reduction in realized and unrealized gains on positions we held for trading purposes;
- We made lower revenues in businesses where our commissions or fees are based on the value of the client assets managed or on our performance in managing them;
- We had reduced customer transaction volumes in many of our businesses; and
- We had write-downs and valuation adjustments of our own investments.

Our noninterest revenues were € 27.5 billion in 2000, an increase of € 10.4 billion, or 61 %, as compared to 1999. Increased revenues from trading were by far the most significant source of this increase, reflecting in particular the expansion of our equities trading activities as well as higher transaction volumes at generally higher asset prices than in 1999.

The primary driver behind the growth in non-interest revenues was the strength of the financial markets. The strong markets assisted the growth in our non-interest revenues in 2000 as compared with 1999 in several major ways:

- Increasing prices frequently led to greater gains on our securities portfolio;
- Higher securities prices generally led to higher revenues in businesses where we charged commissions as a percentage of the value of assets or in similar ways; and
- Increasing prices also led to very active markets, with high transaction volumes in many of our businesses.

A secondary driver in the growth in our noninterest revenues in 2000 was our acquisition of Bankers Trust. We generally cannot separate the year to year effect of the Bankers Trust acquisition from our growth for other reasons, including the strong markets. However, we believe that the volumes of assets and transactions the acquisition brought to us played an important role in increasing our overall level of transactions and other activity. Since Bankers Trust was part of our consolidated group for all of 2000 and 2001, we did not experience the comparative increase in our net revenues that the acquisition produced in comparing 2000 to 1999.

Trading revenues, net. We account for our trading activities on a mark-to-market basis. Trading revenues as reported in our consolidated statement of income include both realized and unrealized gains and losses on the positions we hold in our trading portfolio and net interest revenues on derivatives we hold for trading purposes. For a general description of our trading portfolio, see Note [4] to the consolidated financial statements.

Our trading revenues were € 6.0 billion in 2001, a decrease of € 1.6 billion, or 21 %, as compared to 2000. The decrease in trading revenues was partially due to difficult market conditions in 2001, which led to lower transaction volume in equities trading. This was partially offset by the impact of marking to market derivatives we entered into for non-trading purposes but which did not qualify for hedge accounting treatment. Trading revenues were € 7.6 billion in 2000, an increase of € 5.5 billion, or more than double that of 1999. The strong markets that continued until late in 2000 assisted this result, as did the further establishment of our trading businesses.

We believe, however, that you should analyze more than our net trading revenues to assess the performance of our trading operations. Trading revenues do not include the following items that are part of the revenue and expense streams our trading businesses generate:

- Interest income on trading assets, which appears in interest revenues;
- Interest expense on trading liabilities, which appears in interest expense; and
- The cost of funding our net trading positions, which appears in other items across our consolidated statement of income.

As we note above under "net interest revenues", market conditions, changing opportunities and our trading units' responses to them lead to changes in the composition of our trading inventories, which in turn cause changes from period to period in the mix of revenues and expenses our trading activities generate. In 2001, for example, the generally weak equity markets in comparison with early 2000, and the generally strong fixed income markets, led investors, including us, to favor less risky investment strategies. Our trading units accordingly found more value in fixed income related trading positions, which generally produce a mix of revenues and expenses containing a higher proportion of interest than do equity related positions. Accordingly, we do not manage our trading business on the basis of either trading revenues or net interest revenues relating to trading activities in isolation, and we encourage you likewise to take into account both trading revenues and the related interest component. For this reason, we describe in the following discussion a measure we call "trading performance". This measure is not provided for in U.S. GAAP, and, because we may calculate it in a different manner than other companies who may report similarly named measures, we discourage you from comparing it to any measures other companies report without analyzing how they calculate these measures. However, we do believe that trading performance is a useful measure for comparing the results of our trading activities from period to period.

The following tables and narrative indicate how we arrive at trading performance.

First, we calculate a measure we call "net trading related interest". Net trading related interest includes the following elements:

- Interest revenues from our trading assets;
- Interest expenses from our trading liabilities;
- Interest expense and interest revenues representing the funding cost or benefit associated with our trading positions; and
- Adjustment for net interest revenues from non-trading derivatives that do not qualify for hedge accounting treatment.

We calculate the funding cost or benefit on a continuous basis based on identifiable transactions which directly fund the positions, to the extent there are identifiable transactions, and on the basis of the average cost or benefit across our average balances of trading assets and liabilities, and their corresponding market funding rates.

We adjust trading revenues for net interest revenues from non-trading derivatives that do not qualify for hedge accounting treatment. Had these transactions qualified as hedges for accounting purposes, the net interest cash flows associated with them would have been reported as net interest revenues.

The following table shows the components of net trading related interest:

in € m.	2001	2000	1999
Interest revenues on trading assets	15,571	14,439	7,811
Interest expense on trading liabilities	5,723	6,285	3,514
Funding cost	8,204	8,188	3,363
Trading related interest (included in net interest)	1,644	(34)	934
Interest from non-qualifying derivatives (included in trading revenues)	(259)	(105)	970
Net trading related interest	**1,385**	**(139)**	**1,904**

As interest revenues on our trading assets, interest expense on our trading liabilities and the funding cost/benefit are included in net interest revenues, the table indicates the total of these items as "trading related interest" before adjustment for the net interest revenues from non-trading derivatives that do not qualify for hedge accounting treatment (non-qualifying derivatives).

The following table combines trading revenues according to U.S. GAAP with the net trading related interest to arrive at to our measure of trading performance:

in € m.	Trading revenues reported	Net Trading related interest[1]	2001 Trading performance	Trading revenues reported	Net Trading related interest[1]	2000 Trading performance	Trading revenues reported	Net Trading related interest[1]	1999 Trading performance
Interest and credit trading	2,203	1,070	3,273	1,740	958	2,698	820	527	1,347
Equity trading	1,632	471	2,103	3,550	(609)	2,941	1,759	(80)	1,679
Foreign exchange, metal, commodity trading	1,385	(6)	1,379	1,102	(12)	1,090	655	26	681
Other trading[2]	811	(150)	661	1,233	(476)	757	(1,107)	1,431	324
Total	**6,031**	**1,385**	**7,416**	**7,625**	**(139)**	**7,486**	**2,127**	**1,904**	**4,031**

[1] Includes interest income from trading assets and interest expense from trading liabilities, as well as allocations of interest expense and income representing the funding cost or benefit associated with trading positions. These amounts are included in net interest revenue in the Consolidated Statement of Income. Also adjusts net interest revenues on derivatives entered into for non-trading purposes, but failing to qualify for hedge accounting treatment.
[2] Includes gains and losses from non-trading derivatives not qualifying for hedge accounting treatment.

Our trading performance decreased by € 70 million, or 1 %, in 2001. Our performance in equity trading in particular suffered from the adverse market conditions and decreased by € 838 million, or 28 %. On the other hand, however, a number of trading businesses achieved revenue growth despite the difficult environment in 2001, compensating for the decline in equities. Interest and credit related trading performance increased by € 575 million, or 21 %, because of record revenues in trading in debt securities and over-the-counter interest and credit derivatives. Foreign exchange, metals and commodities trading had another successful year, as we were able to benefit from our leading market position in foreign exchange trading with a 27 % increase in trading performance. Other trading performance includes € 686 million gains from derivative transactions entered into for non-trading purposes, but not qualifying for hedge accounting. This represents an increase of € 226 million over the € 460 million recognized in 2000. The fact that significant revenue was recorded in 2001 is largely due to forward contracts on certain of our industrial holdings which fail to qualify for hedge accounting treatment.

In 2000 trading performance increased by € 3.5 billion as compared with 1999. Increased trading performance in equities, both securities and derivatives, provided the primary contribution to the overall increase in trading performance. Our business in this area had become more firmly established by 2000, and the strong markets in early 2000 presented our clients and us with increased opportunities for large transaction volumes in equities. These opportunities diminished by the end of 2000. Increasing asset values and high market liquidity in early 2000 generally also contributed to this result. Trading in over-the-counter derivatives was another significant source of this increase, most notably reflecting the expansion of our global credit derivatives business as this product became increasingly important as a credit risk management tool in the financial markets generally. Foreign exchange trading also contributed substantially, primarily from activity in Europe, but also from activity in North America and the Asia-Pacific region, which was contributed by the full-year effect of the former operations of Bankers Trust.

Commissions and fee revenues. The following table shows the principal components of our commissions and fee revenues in 2001, 2000 and 1999:

in € m.	2001	2000	1999
Commissions and fees from fiduciary activities			
Commissions for administration	643	466	305
Commissions for asset management	2,798	3,222	2,005
Commissions for other securities business	96	220	117
Total	**3,537**	**3,908**	**2,427**
Commissions, broker's fees, markups on securities underwriting and other securities activities			
Underwriting and advisory fees	1,774	2,226	1,165
Brokerage fees	2,819	3,033	2,068
Total	**4,593**	**5,259**	**3,233**
Fees for other customer services	**2,597**	**2,526**	**2,307**
Total commissions and fees	**10,727**	**11,693**	**7,967**

Commissions and fees from fiduciary activities amounted to € 3.5 billion in 2001, a decrease of € 371 million, or 9 %, which was primarily due to lower management and performance fees in asset management, offset in part by increased commissions for administration.

Commissions and fees from fiduciary activities were € 3.9 billion in 2000, an increase of € 1.5 billion, or 61 %, as compared to 1999. This increase arose primarily from a rise in commissions for asset management, which in turn reflected:

- volume growth in our asset management and custody businesses due to the Bankers Trust acquisition;
- growth in fees we base on the number of transactions we execute, fees we base on our performance, and sales loads we charge in our asset management businesses, all of which were positively impacted by the strong market environment of early 2000; and
- growth in fees we charge based on the value of the assets we manage given higher asset prices.

Underwriting and advisory fees decreased by € 452 million, or 20 %, to € 1.8 billion in 2001 from the € 2.2 billion we earned in 2000. The slowdown in capital markets activity that began in the first half of 2000 continued through 2001, and caused lower activities in our issuing and advisory business.

Underwriting and advisory fees amounted to € 2.2 billion in 2000, an increase of € 1.1 billion, or 91 %, as compared to 1999. This increase reflected the full-year effect of the acquisition of Bankers Trust, the positive market conditions and the expansion of our investment banking activities. The buoyant capital markets through early 2000 and the strong pace of new issues and mergers and acquisition activity, together with generally increasing asset prices, led to growth in revenues in 2000 in most of our underwriting and advisory businesses, although activity slowed markedly late in the year.

Brokerage fees were € 2.8 billion in 2001, a decrease of € 214 million, or 7 % as compared to 2000, as weak financial market conditions caused significant customer restraint and brokerage transaction volume declined.

Brokerage fees amounted to € 3.0 billion in 2000, an increase of 47 %, as compared to 1999. This increase reflected the positive market conditions, which led to increased value-related transaction fees and higher transaction volume, and the expansion of our brokerage activities, especially in the first half of the year.

Insurance premiums. Insurance premiums were € 2.7 billion in 2001, a decrease of € 120 million or 4 % compared to 2000. In December 2001, we signed agreements with Zurich Financial Services (which we call Zurich) to acquire the greater part of Zurich's asset management businesses (excluding its U.K. operations) and to sell to Zurich the greater part of our insurance business, including our subsidiaries in Germany, Spain, Italy and Portugal. We expect the transaction to close in mid-2002, pending regulatory approval and other actions. Following the sale, we will continue to exclusively distribute insurance products from our former subsidiaries to our private and retail clients in the respective countries.

Insurance premiums were € 2.8 billion in 2000, a decrease of € 174 million, or 6 %, as compared to 1999. This represented a decline in gross premiums written, particularly in our Deutsche Herold life insurance business, reflecting a very successful year in 1999. In 1999, we observed substantial public interest in insurance products because of reports that Germany would increase taxes on yields earned from insurance policies, which caused a rush to purchase products before effectiveness of any new tax law. No such law was enacted. The decline also reflects the increasing trend in Germany towards unit-linked life insurance. Amounts paid in for these instruments, in which a large portion of the policyholders' premiums is invested in investment funds, are to this extent booked directly on the balance sheet as insurance policy claims and reserves and do not appear in our revenues. For further information on insurance assets and liabilities, see Note [21] to the consolidated financial statements.

Net gains on securities available for sale. Gains on securities available for sale were € 1.5 billion in 2001, a decrease of € 2.2 billion, or 59 %, compared to 2000. In 2001, we disposed of approximately 25 % of our holding in Munich Re which accounted for approximately 90 % of our net gains on sales. We held 7.2 % of Munich Re's shares at December 31, 2001.

Gains on securities available for sale were € 3.7 billion in 2000, an increase of € 1.5 billion, or 71 %, as compared to 1999. The major drivers in both years were our sales of shares of Allianz AG, which accounted for approximately 60 % of the net gain in each year. In 1999, we disposed of 25 % of our holdings in Allianz, and in 2000 we disposed of 42 % of our remaining holdings in Allianz. We held 4.2 % of Allianz's shares at December 31, 2000 and 4.0 % of Allianz's shares at December 31, 2001.

As our strategy with respect to our industrial holdings is to significantly reduce the size of, and maximize value from, our industrial holdings, we expect that we will continue to sell portions of these holdings.

Excluding these transactions, a substantial portion of the decrease between 2000 and 2001 was due to write-downs of available for sale securities for other than temporary impairement. A substantial portion of the increase between 1999 and 2000 was due to sales of equity securities by our insurance business, which decided to sell positions and reinvest the proceeds in order to permit policyholders to participate in the gains from its activities in equity securities in the strong stock markets.

The 2000 amount of gains on securities available for sale included a € 337 million gain we recognized when we transferred some mutual funds from securities available for sale to our trading portfolio. We transferred these mutual funds when we determined that our management of the market risk in these securities would be enhanced by moving responsibility for them to the risk managers of our trading portfolio.

Other noninterest revenues. Other noninterest revenues were negatively affected by the deteriorated capital market conditions, which deteriorated further after the terrorist acts of September 11. In 2001, we recorded € 1.4 billion of net write-downs and valuation adjustments on our own investments within other noninterest revenues as compared to approximately € 200 million in such charges in 2000.

Other noninterest revenues were € 1.6 billion in 2000, a decrease of € 157 million, or 8.8 %, as compared to € 1.8 billion in 1999. The decrease in other noninterest revenue was due in part to the inclusion in 1999 of a € 576 million gain on the currency swap we put in place on the U.S. dollar purchase of Bankers Trust.

Noninterest Expenses

in € m.	2001	2000	1999
Compensation and benefits	13,360	13,526	9,655
Other noninterest expenses	9,187	8,707	7,500
Policyholder benefits and claims	3,002	4,003	3,856
Goodwill amortization	951	771	486
Restructuring activities	294	125	459
Total	**26,794**	**27,132**	**21,956**

Compensation and benefits were € 13.4 billion in 2001, a decrease of 1 % from 2000. This was our largest category of noninterest expenses. The impact of inflationary salary increases and continued selective expansion in some of our businesses as well as an increase in severance payments and the buy-out of the remaining Global Equity Plans was offset by a decrease in bonus and other special payments as well as reductions of workforce in other areas. Although a comparison of year end total full-time staff shows a decline from 2000 to 2001, the average number of full-time staff increased slightly compared to 2000, primarily as a result of the acquisition of National Discount Brokers Group, Inc. in November 2000. Approximately 40 % of our compensation and benefits in 2001 were due to special payments, including performance driven and target based bonus payments, largely based on pretax profitability. Given the poorer results in 2001, performance driven and target based bonus payments declined in 2001 compared to 2000. Although bonus payments are based on targets or performance, retention considerations precluded a proportionate decline in special payments.

Compensation and benefits were € 13.5 billion in 2000, an increase of € 3.9 billion, or 40 %, from 1999. The most significant effect was in our Corporate and Investment Bank Group Division. The Asset Management Corporate Division also contributed substantially to the increase. The average number of full-time staff increased by 10,196, or 13 %, in 2000 as compared to 1999, primarily as a result of the Bankers Trust acquisition, which contributed approximately 5,000 new staff members to the increase. In addition, high asset prices and our performance gave rise to higher bonuses. Approximately half of our salaries and employee benefits in 2000 were due to special payments, including performance-driven and target-based bonus payments that were largely based on pretax profitability.

Other noninterest expenses. Net occupancy expense was € 1.3 billion in 2001, an increase of € 244 million, or 22 %, from 2000. This increase reflects new leases, buy-outs of redundant leases no longer required and refurbishments of properties.

Net occupancy expense was € 1.1 billion in 2000, an increase of € 68 million, or 7 %, from 1999, primarily reflecting increased rental expenses from operating leases as a result of the full-year inclusion of Bankers Trust.

Furniture and equipment expenses were € 2.9 billion in 2001, a decrease of € 102 million, or 3 %, as compared to 2000. The greatest component of furniture and equipment expenses was attributable to our IT environment. Information Technology consulting fees and programming costs primarily related to development of our information technology were reclassified to this category from agency and other professional service fees as well as from communication expenses where they were reported in prior years. Prior period amounts have been reclassified accordingly.

Furniture and equipment expenses were € 3.1 billion in 2000 after reclassification of IT-related costs, an increase of € 689 million, or 29 %, as compared to 1999, primarily reflecting increased information technology costs arising from e-commerce activities, as well as general increases attributable to the inclusion of Bankers Trust for a full year. In both cases, the most significant effect was seen in our Corporate and Investment Bank Group Division.

Agency and other professional service fees were € 1.1 billion in 2001, a decrease of € 71 million, or 6 %, from 2000. This decrease arose primarily from a decline in demand for consultants. Communication and data services increased by € 76 million, or 13 % to € 642 million in 2001 from 2000 mainly due to higher rent, maintenance costs for software and data communications equipment and higher telephone and line charges compared to 2000.

Agency and other professional service fees were € 1.2 billion in 2000 after reclassification of IT-related costs, an increase of € 332 million, or 41 %, from 1999. This increase arose primarily from consulting fees. Mainly because of our acquisition of Bankers Trust, communication and data services increased € 163 million, or 40 %, to € 566 million in 2000 from € 403 million in 1999.

Other expenses in 2000 included a provision of € 50 million in 2000 to a foundation called "Foundation for Remembrance, Responsibility and the Future". We had already provided for nearly all of the remainder of our € 153 million contribution to this foundation in 1998. This foundation, which German companies, including ourselves, and the German government agreed to establish, is providing financial payments to victims of forced labor and other injustices under the National Socialist regime. The DM 10 billion foundation is being funded in equal amounts by German companies and the German government.

Policyholder benefits and claims. Policyholder benefits and claims include claims payments, allocations to our loss reserves from property/casualty and assumed reinsurance business, payments to policyholders and additions to reserves and liabilities in favor of policyholders. Policyholder benefits and claims, which arise from our insurance activities, were € 3.0 billion in 2001, a 25 % reduction compared to 2000. This reduction reflects lower allocation for the benefit of policyholders from the annual surplus of our insurance affiliates in line with decreased net gains on securities available for sale and reduced insurance revenues.

These expenses were € 4.0 billion in 2000, an increase of € 147 million, or 4 %, as compared to 1999, reflecting the growth of our business in this area.

Goodwill amortization. Goodwill amortization was € 951 million in 2001, an increase of € 180 million, or 23 %, as compared to 2000. In 2001, the amortization of the Bankers Trust goodwill was € 514 million, compared to € 501 million in 2000. The amortization of the Morgan Grenfell goodwill was € 62 million. For National Discount Brokers Group, Inc. we amortized € 43 million of goodwill in 2001 compared to € 4.8 million in 2000.

Goodwill amortization was € 771 million in 2000, an increase of € 285 million, or 59 %, as compared to 1999, resulting primarily from the inclusion for a full year of Bankers Trust. The amortization on the Bankers Trust goodwill was € 501 million in 2000 as compared to € 256 million in 1999.

Restructuring activities. We recorded € 294 million of expenses in restructuring activities in 2001, € 125 million in 2000 and € 459 million in 1999. The expenses related to the following restructuring plans:

in € m.	2001	2000	1999
Group Restructuring	294	–	–
Bankers Trust	–	(20)	392
Personal Banking	–	136	–
Other	–	9	67
Total	**294**	**125**	**459**

The Group recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting both of our main group divisions: the Corporate and Investment Bank Group Division (CIB) and the Private Clients and Asset Management Group Division (PCAM). Of the total € 294 million, € 213 million related to the restructuring measures in CIB and € 81 million related to PCAM. A total of approximately 2,400 staff, across all levels of the Group, are impacted by the restructuring plan.

The restructuring in CIB covers steps to be taken as a result of changing market conditions in the year 2001 and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacts CIB's customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions.

The plan also includes the further streamlining of the senior management structure in PCAM as a consequence of the re-organization of this group division's operations, including real estate support.

When we acquired Bankers Trust in June 1999, we began a restructuring program designed to assist our integration of the Bankers Trust businesses with our own, reduce overlaps and reorient several business areas. We recorded restructuring liabilities totaling € 866 million in connection with two separate restructuring plans. Of the restructuring liabilities, we recorded € 596 million in June 1999 reflecting severance and other termination-related costs. A significant amount (€ 474 million) of these costs related to severance and other termination-related costs paid to employees of Bankers Trust. We recognized these costs as a liability when we acquired Bankers Trust. Since this liability reduced the value of the net assets we acquired, we recognized € 474 million in June 1999 directly to goodwill. The remaining costs, totaling € 122 million, were attributable to employees and properties of our existing organization. We therefore expensed these costs as restructuring activities.

During the fourth quarter of 1999, we recorded additional expenses in restructuring activities of € 270 million in severance and other termination-related costs in connection with our continuing efforts to streamline support functions and realign some business activities.

As a result of these restructuring plans, we planned for a reduction of approximately 3,300 positions. This reduction affected multiple levels of employees throughout the Group.

During 2000, we completed all of the significant restructuring initiatives, eliminating approximately 2,700 positions and utilizing € 834 million of our restructuring liabilities. We therefore released the € 32 million of the restructuring liability that remained after we had completed the restructuring program.

We also recorded restructuring activities in 2000 totaling € 136 million in connection with a plan for Deutsche Bank 24 to consolidate its branch offices and its related back-office functions. Of this amount, approximately € 100 million was for severance and other termination-related costs attributable to approximately 1,000 positions, and € 36 million was for other costs primarily related to lease terminations. All actions contemplated in the plan were completed during 2001.

As of December 31, 2000, € 85 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 900 positions and € 36 million related to lease terminations.

In addition to the above plans, we also recorded restructuring liabilities of € 67 million in 1999 and € 37 million in 2000 for other restructuring plans. These other restructuring plans included primarily the streamlining of our transaction processing product delivery and providing for business realignments and consolidation activities. The plans we recorded in 1999, contemplated staff reductions of 600 positions. However, due to a higher than expected level of employee attrition, we did not terminate 400 positions as originally planned. Primarily as a result of this change in severance plans, we released a total of € 28 million of the liabilities we recorded in 1999. Under the restructuring plans we recorded in 2000, we planned to eliminate a total of 400 employee positions. We eliminated 300 of these positions in 2000 and eliminated 100 of these positions in 2001.

For further information on our restructuring activities, see Note [23] to the consolidated financial statements.

During 2002, we intend to record restructuring charges related to the completion of our Group restructuring efforts as well as in connection with our acquisition of the greater part of Zurich's asset management business (excluding its U.K. operations). These restructuring plans will relate primarily to the involuntary termination of employees, including severance and other termination-related costs, and are expected to be recorded during the first half of 2002.

Income Tax Expense (Benefit)

Income tax expense in 2001 was € 1.4 billion, as compared to income tax benefit of € 6.6 billion in 2000 and income tax expense of € 738 million in 1999. The above differences are primarily attributable to the accounting for effects of German income tax rate changes that were enacted in 1999 and 2000. The tax benefit attributable to these changes was € 951 million in 1999 and € 9.3 billion in 2000. In 2001 there was tax expense of € 995 million as a result of the reversal of the deferred taxes accumulated in other comprehensive income at December 31, 2000, due to actual sales of equity securities. We expect further reversal of tax expense in future years as additional equity securities are disposed of. Excluding the effects of changes in German tax rates our effective tax rates were 24 % in 2001, 38 % in 2000 and 72 % in 1999.

The major reason for the decrease in adjusted 2001 tax rate as compared to 2000 was the impact of capital gains that are tax exempt. The adjusted tax rate in 1999 was high primarily due to losses in some of our legal entities outside Germany for which we determined that we could not record tax benefits for use in future periods.

Cumulative Effect of Accounting Changes

Effective January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets or liabilities measured at fair value. The change in a derivative's fair value is generally recognized in current period earnings or equity. Upon adoption of SFAS 133, we recorded a net transition expense of € 207 million, after tax, as a cumulative effect of a change in accounting principle in the consolidated statement of income. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately.

Results of Operations by Segment

We revised our management reporting systems in 2001 to reflect the following changes:

- We reflected our new organizational structure;
- We changed the format of our statement of income for management accounting purposes, to present the same line items as in our consolidated financial statement under U.S. GAAP; and
- We allocated the cost of the Corporate Center across our divisions.

New Organizational Structure. On February 1, 2001, we adopted our new organizational structure, realigning the structure of our activities from five business divisions into three group divisions. In addition, we have a service function called DB Services, that provides corporate services, information technology, consulting and transaction services to our entire organization. Finally, we have a Corporate Center to house those functions that support our cross-divisional management.

The Corporate and Investment Bank Group Division serves all of our corporate and institutional clients, ranging from small- and medium-sized enterprises to multinational corporations. By combining within one group division our Corporate Banking & Securities activities with our Global Transaction Banking activities, we have integrated services we previously provided in the Corporates and Real Estate Division, the Global Corporates and Institutions Division and the Global Institutional Services business area of the Global Technology and Services Division.

The Private Clients and Asset Management Group Division integrates, on a global basis, all of our activities for private clients, as well as our active and passive asset management activities for both private and institutional clients. Within this group division, we manage these activities in three global corporate divisions: Personal Banking, Private Banking, and Asset Management.

Within the Corporate Investments Group Division, we combine our principal investment activities. This unit manages our principal investments in private equity and venture capital and our real estate holding companies, as well as our industrial investments. Our principal investments held by DB Investor, which were previously reported in the reconciliation of the results of the business segments to the consolidated financial statements, are now included in this group division. In addition, Corporate Investments covers strategic investments as well as activities which do not belong to the Group's core business.

The figures reported for the years 2000 and 1999 have been restated to make them comparable to 2001.

Format of our Statement of Income. Beginning in 2001, our management reporting systems follow the same format as our Consolidated Statement of Income. As a result we no longer have reclassifications among the line items between our management reporting systems and our consolidated financial statements under U.S. GAAP. We have described the most significant changes below:

- Components previously reported as balance of other expenses (income) within our management reporting systems are now reflected either as revenues or as noninterest expenses.
- Revenues of our insurance business were previously reported net of policyholder benefits and claims as revenues within our management reporting systems. We now report these components gross as revenues and noninterest expenses.
- Restructuring expenses (benefit) were previously reported as a separate line item in our management reporting systems. We now include them as noninterest expenses.
- Credit losses on lending-related commitments were previously reported under provisions for losses on loans and advances in our management reporting systems. We now include them as noninterest expenses.

The figures reported for the years 2000 and 1999 have been restated to make them comparable to 2001.

Allocation of Corporate Center costs. We previously reported our Corporate Center as a separate unit in our management reporting systems. Beginning in 2001, we fully allocate the costs of our Corporate Center within the noninterest expense line. As a consequence, the Corporate Center contains no material result components and is no longer reported separately.

The figures reported for the years 2000 and 1999 have been restated to make them comparable to 2001.

General information on our management reporting systems. As discussed above, our management reporting systems are not necessarily based on U.S. GAAP, but instead on our internal reporting systems and methodologies for managing our divisions, assessing their results internally and allocating our internal resources. These systems and methodologies may be different than those other financial institutions use, and you should consider this in making any comparisons with other financial institutions.

The process we use in our management reporting systems allocates revenues and expenses among our business segments. Because our business activities are diverse in nature and our operations are integrated, we make estimates and judgments where appropriate to apportion our revenue and expense items among our business segments. Our management reporting systems follow the "matched transfer pricing concept", in which we allocate our external net interest revenues among our business segments based on the assumption that we fund or invest all of our assets and liabilities in the money and capital markets. To create comparability with competitors who have legally independent units that have their own equity funding, we allocate the notional interest we receive on our consolidated capital proportionally among our business segments as part of their net interest revenues.

Reconciliation of our Segmental Results of our Operations to Consolidated Results of Operations According to U.S. GAAP

The following table and discussion provide a reconciliation of the total results of operations and total assets of our business segments under our management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2001, 2000 and 1999.

in € m.	Total Management Reporting	Adjustments	2001 Total consolidated (U.S. GAAP)	Total Management Reporting	Adjustments	2000 Total consolidated (U.S. GAAP)	Total Management Reporting	Adjustments	1999 Total consolidated (U.S. GAAP)
Net revenues[1]	30,397	(776)	29,621	33,961	518	34,479	25,919	(887)	25,032
Provision for loan Losses	1,015	9	1,024	477	1	478	699	26	725
Noninterest expenses	26,042	752	26,794	25,918	1,214	27,132	20,955	1,001	21,956
Income before income taxes[2]	**3,340**	**(1,537)**	**1,803**	**7,566**	**(697)**	**6,869**	**4,265**	**(1,914)**	**2,351**
Total assets	**896,800**	**21,422**	**918,222**	**885,796**	**43,198**	**928,994**	**794,142**	**81,647**	**875,789**

[1] Net interest revenues and noninterest revenues.
[2] In 2001, before cumulative effect of accounting changes.

There are two primary categories of adjustments which we record to reconcile the total results according to management reporting to the consolidated U.S. GAAP financial statements. These adjustments include differences in accounting methods used for management reporting versus U.S. GAAP and adjustments relating to activities outside the management responsibility of the business segments.

Net revenues. We made negative adjustments to net revenues amounting to € 0.8 billion in 2001. Significant negative adjustments due to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.2 billion for equity method investments, approximately € 0.2 billion for tax credits on dividends and approximately € 0.2 billion for the elimination of income earned on own bonds. They were partly offset by positive adjustments of approximately € 0.2 billion for entities which were not consolidated for management reporting purposes. The remaining negative adjustments were mainly due to a loss of approximately € 0.3 billion from internally hedging stock compensation plans.

We made adjustments to net revenues amounting to € 0.5 billion in 2000. Significant adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.2 billion for equity method investments and approximately € 0.6 billion for entities which were not consolidated for management reporting purposes. The remaining negative adjustments of € 0.3 billion were due to other accounting differences and to corporate items outside the management responsibility of the business segments.

We made negative adjustments to net revenues amounting to € 0.9 billion in 1999. Significant negative adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.1 billion for equity method investments, approximately € 0.2 billion for the elimination of income earned on own bonds and approximately € 0.4 billion for entities which were not consolidated for management reporting purposes. The remaining negative adjustments of € 0.2 billion were due to other accounting differences and to corporate items outside the management responsibility of the business segments.

Any item relating to different accounting methods used for management reporting versus U.S. GAAP not appearing in each of the years 2001, 2000 and 1999 was included in other accounting differences as the amounts were not significant.

Provision for loan losses. The adjustments primarily reflected provisions for loan losses, none of which was individually material, which are not under the management responsibility of the business segments.

Noninterest expenses. We made adjustments to noninterest expenses amounting to € 0.8 billion in 2001. Significant adjustments due to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.4 billion for share compensation expense (including the buy-out costs for the Global Equity Plan), approximately € 0.2 billion for entities not consolidated for management reporting purposes, approximately € 0.1 billion for timing differences in the recognition and presentation of restructuring activities, approximately € 0.1 billion expenses for minority interests and approximately € 0.1 billion for goodwill amortization expense. The remaining positive adjustment of € 0.1 billion was connected with internally hedging stock compensation plans.

We made adjustments to noninterest expenses amounting to € 1.2 billion in 2000. Significant adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.4 billion for share compensation expense, approximately € 0.4 billion for timing differences in the recognition and presentation of restructuring activities, approximately 0.2 billion for entities not consolidated for management reporting purposes, approximately € 0.1 billion expenses for minority interests and approximately € 0.1 billion for goodwill amortization expense.

We made adjustments to noninterest expenses amounting to € 1.0 billion in 1999. Significant adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.2 billion for share compensation expense, approximately € 0.2 billion for timing differences in the recognition and presentation of restructuring activities, approximately € 0.1 billion for entities not consolidated for management reporting purposes and approximately € 0.1 billion for expenses for minority interests. The remaining adjustments of € 0.4 billion were due to other accounting differences and to corporate items outside the management responsibility of the business segments.

Any item relating to different accounting methods used for management reporting versus U.S. GAAP not appearing in each of the years 2001, 2000 and 1999 was included in other accounting differences as the amounts were not significant.

Assets. The adjustments primarily consist of assets that are not allocated to the business segments, including deferred tax assets and premises and equipment.

Segmental Results of Operations

The following tables show information regarding our business segments for the years ended December 31, 2001, 2000 and 1999. The criterion for segmentation into divisions is our organizational structure as it existed as at December 31, 2001.

Reporting Segment Information by Group Division

in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting
2001				
Net revenues	17,436	10,993	1,968	30,397
Provision for loan losses	704	206	105	1,015
Noninterest expenses	14,029	10,390	1,623	26,042
Income before income taxes[1]	**2,703**	**397**	**240**	**3,340**
Average allocated equity[2]	17,034	3,392	6,081	26,507
RoE in % (excluding goodwill amortization and before income taxes)[3]	19 %	18 %	7 %	16 %
Assets[4]	751,406	125,743	45,594	896,800
Expenditures for additions to long-lived assets	659	160	141	960
Risk-weighted positions (BIS risk positions)	211,253	56,649	32,468	300,370
Cost-Income-Ratio in %[5]	77 %	92 %	75 %	82 %
2000				
Net revenues	17,894	12,519	3,548	33,961
Provision for loan losses	153	192	132	477
Noninterest expenses	13,612	10,924	1,382	25,918
Income before income taxes	**4,129**	**1,403**	**2,034**	**7,566**
Average allocated equity[2]	16,010	3,045	3,471	22,526
RoE in % (excluding goodwill amortization and before income taxes)[3]	28 %	53 %	61 %	37 %
Assets[4]	734,774	113,079	37,916	885,796
Expenditures for additions to long-lived assets	518	183	38	739
Risk-weighted positions (BIS risk positions)	211,104	49,037	25,769	285,910
Cost-Income-Ratio in %[5]	75 %	86 %	37 %	75 %
1999				
Net revenues	12,741	10,530	2,648	25,919
Provision for loan losses	531	105	63	699
Noninterest expenses	10,397	9,930	628	20,955
Income before income taxes	**1,813**	**495**	**1,957**	**4,265**
Average allocated equity[2]	13,691	2,604	2,968	19,263
RoE in % (excluding goodwill amortization and before income taxes)[3]	15 %	26 %	68 %	25 %
Assets[4]	670,774	93,798	29,570	794,142
Expenditures for additions to long-lived assets	426	150	41	617
Risk-weighted positions (BIS risk positions)	211,233	48,906	25,005	285,144
Cost-Income-Ratio in %[5]	76 %	90 %	21 %	76 %

[1] Before cumulative effect of accounting changes.
[2] We allocate our book equity to our divisions for management reporting purpose in proportion to the economic capital we calculate for them.
[3] Income before income taxes excluding goodwill amortization divided by average allocated equity.
[4] At the group division level, CIB, PCAM, CI and Total Management Accounting, we include consolidation items between the group divisions/corporate divisions.
[5] Excluding goodwill amortization, provision for loan losses and restructuring activities.

Reporting Segment Information by Corporate Division

in € m.	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Private Clients and Asset Management: Personal Banking	Private Clients and Asset Management: Private Banking	Private Clients and Asset Management: Asset Management
2001					
Net revenues	14,415	3,021	6,958	2,123	1,912
Provision for loan losses	723	(19)	183	11	12
Noninterest expenses	11,525	2,504	6,619	2,164	1,607
Income before income taxes[1]	**2,167**	**536**	**156**	**(52)**	**293**
Average allocated equity[2]	14,529	2,505	1,459	479	1,454
RoE in % (excluding goodwill amortization and before income taxes)[3]	18%	24%	13%	3%	28%
Assets	739,682	22,562	92,450	15,307	18,634
Expenditures for additions to long-lived assets	560	99	67	62	31
Risk-weighted positions (BIS risk positions)	189,482	21,771	41,866	10,416	4,367
Cost-Income-Ratio in %[4]	76%	80 %	95 %	97%	76%
2000					
Net revenues	14,951	2,943	7,986	2,434	2,099
Provision for loan losses	153	0	182	10	0
Noninterest expenses	11,367	2,245	7,499	2,016	1,409
Income before income taxes	**3,431**	**698**	**305**	**408**	**690**
Average allocated equity[2]	13,485	2,525	1,371	481	1,193
RoE in % (excluding goodwill amortization and before income taxes)[3]	28%	30%	25%	99%	67%
Assets	724,930	27,771	81,229	13,955	17,897
Expenditures for additions to long-lived assets	440	78	113	46	24
Risk-weighted positions (BIS risk positions)	196,829	14,275	37,929	6,104	5,004
Cost-Income-Ratio in %[4]	74%	76%	94%	81%	62%
1999					
Net revenues	10,686	2,055	7,337	1,635	1,558
Provision for loan losses	621	(90)	110	(5)	0
Noninterest expenses	8,786	1,611	7,503	1,419	1,008
Income before income taxes	**1,279**	**534**	**(276)**	**221**	**550**
Average allocated equity[2]	11,542	2,149	1,172	411	1,021
RoE in % (excluding goodwill amortization and before income taxes)[3]	13%	26%	(20)%	63%	63%
Assets	673,377	20,742	74,830	10,358	8,611
Expenditures for additions to long-lived assets	374	52	109	30	11
Risk-weighted positions (BIS risk positions)	196,996	14,237	37,827	6,088	4,991
Cost-Income-Ratio in %[4]	77%	74%	98%	83%	56%

[1] Before cumulative effect of accounting changes.
[2] We allocate our book equity to our divisions for management reporting purpose in proportion to the economic capital we calculate for them.
[3] Income before income taxes excluding goodwill amortization divided by average allocated equity.
[4] Excluding goodwill amortization, provision for loan losses and restructuring activities.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2001, 2000 and 1999:

in € m.	Corporate and Investment Bank 2001	2000	1999
Sales & Trading (debt and other products)	5,856	4,462	3,627
Sales & Trading (equity)	3,656	4,523	2,364
Sales & Trading	**9,512**	**8,985**	**5,991**
Loan products	3,365	4,021	3,164
Transaction services	3,021	2,943	2,055
Origination (debt)	429	286	197
Origination (equity)	492	937	443
Origination	**921**	**1,223**	**640**
Advisory	568	879	585
Other	49	(157)	306
Total	**17,436**	**17,894**	**12,741**

in € m.	Private Clients and Asset Management 2001	2000	1999
Insurance business	3,485	4,458	4,268
Portfolio/fund management	2,191	2,658	1,930
Loan/deposit products	2,393	2,286	2,077
Advisory	1,554	2,035	1,283
Transaction fees	633	615	623
Other	737	467	349
Total	**10,993**	**12,519**	**10,530**

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	4,946	3,366	4,496
Other net revenues	12,490	14,528	8,245
Total net revenues	17,436	17,894	12,741
Provision for loan losses	704	153	531
Noninterest expenses			
Goodwill amortization	451	392	238
Restructuring activities	213	(102)	429
Other noninterest expenses	13,365	13,322	9,730
Total noninterest expenses	14,029	13,612	10,397
Income before income taxes	**2,703**	**4,129**	**1,813**
Total assets (in € bn.)	**751**	**735**	**671**

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	3,852	2,240	3,579
Other net revenues	10,563	12,711	7,107
Total net revenues	14,415	14,951	10,686
Provision for loan losses	723	153	621
Noninterest expenses			
Goodwill amortization	391	332	208
Restructuring activities	176	(62)	371
Other noninterest expenses	10,958	11,097	8,207
Total noninterest expenses	11,525	11,367	8,786
Income before income taxes	**2,167**	**3,431**	**1,279**
Total assets (in € bn.)	**740**	**725**	**673**

Income before income taxes. Income before income taxes was € 2.2 billion in 2001, a decrease of 37 %, or € 1.3 billion as compared to 2000. In-creases in the provision for loan losses and reductions in other net revenues accounted for most of this deterioration.

Between 1999 and 2000 income before income taxes increased by € 2.2 billion to € 3.4 billion. This increase was mainly attributable to increases in other net revenues.

We do not see significant short term changes in market conditions that would lead to improvements in income before income taxes in this corporate division, and they might decline further. Most of our businesses depend substantially on market conditions, such as transactional volume and the number and size of corporate restructurings. We continue to regularly review our cost containment measures. However, it is possible that the results of our cost saving initiatives will be poorer than we anticipated or that, via selective expansion of our businesses, noninterest expenses may actually increase, thus reducing our income before income taxes.

Net Revenues

in € m.	2001	2000	1999
Net revenues			
Sales & Trading (debt and other products)	5,856	4,462	3,627
Sales & Trading (equity)	3,656	4,523	2,364
Loan products	3,365	4,021	3,164
Origination (debt)	429	286	197
Origination (equity)	492	937	443
Advisory	568	879	585
Other	49	(157)	306
Total net revenues	**14,415**	**14,951**	**10,686**

Net revenues decreased 4 %, from € 15.0 billion in 2000 to € 14.4 billion in 2001. The € 536 million reduction in net revenues is attributable to a reduction in other net revenues of € 2.1 billion, offset by an increase in net interest revenue of € 1.6 billion. The market deterioration in economic conditions in the second half of 2000 continued throughout 2001. While generally weak markets and the reduction in transaction volumes adversely affected our equities related sales and trading, origination and advisory businesses, our fixed income business improved. This reflected, in part, the favorable conditions in the fixed income markets, together with our clients' emphasis to lower-risk products after September 11.

Net revenues were € 15.0 billion in 2000, an increase of € 4.3 billion, or 40 %, as compared to 1999. The € 4.3 billion increase in net revenues is attributable to an increase in other net revenues of € 5.6 billion, offset by a decrease in net interest revenue of € 1.3 billion. The net revenue increase was materially affected by the full-year contribution of the results of Bankers Trust in 2000. Another contributing factor was the strong growth in volumes in our sales and trading businesses, particularly the expansion of our equity trading business.

Total sales and trading revenues, which affect both interest and other net revenues, continued the strong growth of 2000, although not to the same degree, reaching € 9.5 billion in 2001 from € 9.0 billion in 2000. However, there were two opposing trends. Net revenues from sales and trading (equity) fell 19 % to € 3.7 billion in 2001 from € 4.5 billion in 2000. Net revenues from sales and trading (debt and other products) increased over the same period by 31 % to € 5.9 billion from € 4.5 billion.

Total origination revenues, which mainly affect commission income within other net revenues, decreased from € 1.2 billion in 2000 to € 921 million in 2001. Origination (equity) net revenues declined largely due to significant reductions in transaction volume as the year progressed, falling from € 937 million in 2000 to € 492 million in 2001. This was still ahead of the € 443 million in 1999. Origination (debt) net revenues, on the other hand, increased 50 % from € 286 million in 2000 to € 429 million in 2001, as a result of improved fixed income markets.

Advisory revenues, primarily affecting other net revenues, declined from € 879 million in 2000 to € 568 million in 2001, reflecting reduced transaction activity.

Loan products net revenues affect both net interest revenues and other net revenues. Net revenues from loan products fell by 16 % to € 3.4 billion from € 4.0 billion.

This reduction is attributable to a number of factors; lower average balances of loans due to increased securitizations, declining interest rates in the major markets where we do business and the sale of our European financial services business in May 2001.

Other net revenues include goodwill funding costs of € 206 million in 2001, € 241 million in 2000 and € 134 million in 1999. In total, other net revenues changed from an expense of € 157 million in 2000 to revenue of € 49 million in 2001. Other net revenues in 2001 included a gain from the sale of our financial services business in Europe, amounting to € 180 million.

Total sales and trading net revenues increased by 50 %, or € 3.0 billion, to € 9.0 billion in 2000 from € 6.0 billion in 1999. This increase, across both equity and debt and other products, affected both interest and other net revenues. The strong transaction flow in the first half of 2000, itself largely a result of the robust capital markets, led to growth in our origination and advisory businesses. Origination net revenues increased by € 583 million to € 1.2 billion in 2000, while advisory revenues also increased by over 50 %, or € 294 million, to € 879 million. The market conditions that led to this growth reversed in the second half of 2000. Income from several large transactions we effected on behalf of clients also contributed to this positive result. Loan product revenues, impacting both interest and other net revenues, increased from € 3.2 billion to € 4.0 billion. Over the period average loan balances increased, primarily through the acquisition of Bankers Trust assets.

Provision for Loan Losses. The provision for loan losses was € 723 million in 2001 compared to € 153 million in 2000 and € 621 million in 1999.

The increase in 2001 arose primarily from new specific provision for loan losses in our leveraged lending, high-yield debt, telecommunications and loan exposure management across most regions. Another contributing factor was provision for loan losses with regard to Argentina.

The decrease in 2000 as compared to 1999, was due to the higher than usual provision in 1999 due to a significant exposure to a single German borrower in the real estate industry.

Noninterest expenses. Noninterest expenses in 2001, were € 11.5 billion, substantially unchanged from 2000, with the exception of a € 176 million charge for restructuring taken in 2001 (details of which we discussed above under "Operating Results – Noninterest Expenses"). Due to the economic climate, compensation and benefits were € 187 million, or 3 %, lower than in 2000. Reduced bonus payments were partly offset by additional severance costs and increased salaries we incurred as part of our expansion of selected businesses. This reduction was offset by increased goodwill amortization expense, amounting to € 391 million in 2001 and the € 332 million in 2000, following our acquisition of National Discount Brokers Group, Inc. in 2000 and additional expenditure on IT and settlement systems throughout the business. With the adoption of SFAS 141/142 beginning January 1, 2002, goodwill will be periodically reviewed for impairment but no longer amortized.

Noninterest expenses were € 11.4 billion in 2000, an increase of € 2.6 billion as compared to 1999. Our additional noninterest expenses arose predominantly from higher compensation and benefits. This, in turn, was primarily attributable the additional employees that we incorporated following the Bankers Trust acquisition, together with higher bonuses in the robust market environment of the beginning of the year. Also contributing to the increase in noninterest expenses was an increase in information technology costs, both directly incurred within each business and via service relationships with support areas housed within the Corporate and Investment Bank Group Division, together with expenditure on e-commerce activities throughout the corporate division.

Total Assets. Total assets were essentially flat in the years presented.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	1,094	1,126	917
Other net revenues	1,927	1,817	1,138
Total net revenues	3,021	2,943	2,055
Provision for loan losses	(19)	0	(90)
Noninterest expenses			
Goodwill amortization	60	60	30
Restructuring activities	37	(40)	58
Other noninterest expenses	2,407	2,225	1,523
Total noninterest expenses	2,504	2,245	1,611
Income before income taxes	**536**	**698**	**534**
Total assets (in € bn.)	**23**	**28**	**21**

Income before income taxes. Income before income taxes was € 536 million in 2001, a decrease of 23 %, or € 162 million, from 2000. Increases in noninterest expense were the main cause of this reduction. Income before income taxes in 2000 was € 164 million, or 31 %, higher than 1999. The increase in net revenues was the primary driver behind this change.

Net Revenues. Net revenues increased by almost 3 % in 2001 to € 3.0 billion from € 2.9 billion in 2000, with a small decrease in net interest revenues more than offset by an increase in other net revenues. Increases in revenues from cash management were due in part to the acquisition of Banque Worms in 2001. Increased revenues from securities lending resulted from the declining rate environment in 2001 and a higher level of dividend transactions. These increases were partially offset by reductions in net revenues from our custody activities due to lower market valuations and lower transaction volumes.

Increases of € 888 million in net revenues between 1999 and 2000, from € 2.1 billion in 1999 to € 2.9 billion in 2000, were almost totally due to the acquisition of Bankers Trust in 1999, and the transaction volumes that flowed from the expanded customer base in the United States.

Noninterest expenses. The transactional nature of this corporate division leads to processing and settlement costs that are high as a percentage of revenue. As transaction volumes fell in 2001, these costs offset an increased portion of our net revenues. Cost containment initiatives helped keep the staff cost element of noninterest expense essentially constant at € 600 million in both of 2001 and 2000. However, our investment in information technology and operations caused total noninterest expenses to increase by 12 %, from € 2.2 billion in 2000 to € 2.5 billion in 2001.

Noninterest expenses increased by € 634 million, or 39 %, in 2000 to € 2.2 billion from € 1.6 billion in 1999. Most of this arose from the acquisition of Bankers Trust and the expansion of our cash management activities.

Private Clients and Asset Management Group Division
The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	3,430	3,384	3,082
Other net revenues	7,563	9,135	7,448
Total net revenues	10,993	12,519	10,530
Provision for loan losses	206	192	105
Noninterest expenses			
Policyholder benefits and claims	2,948	3,912	3,790
Goodwill amortization	221	213	170
Restructuring activities	81	(14)	320
Other noninterest expenses	7,140	6,813	5,650
Total noninterest expenses	10,390	10,924	9,930
Income before income taxes	**397**	**1,403**	**495**
Total assets (in € bn.)	**126**	**113**	**94**
Invested assets (in € bn.)	**969**	**1,000**	**947**

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Personal Banking Corporate Division

The following table sets forth the results of our Personal Banking Corporate Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	3,184	3,044	2,813
Other net revenues	3,774	4,942	4,524
Total net revenues	6,958	7,986	7,337
Provision for loan losses	183	182	110
Noninterest expenses			
Policyholder benefits and claims	2,948	3,912	3,790
Goodwill amortization	35	36	41
Restructuring activities	11	(1)	258
Other noninterest expenses	3,625	3,552	3,414
Total noninterest expenses	6,619	7,499	7,503
Income before income taxes	**156**	**305**	**(276)**
Total assets (in € bn.)	**92**	**81**	**75**
Invested assets (in € bn.)	**113**	**110**	**104**

Income before income taxes. Income before income taxes of our Personal Banking Corporate Division was € 156 million for the year ended December 31, 2001, a decrease of € 149 million, or 49 %, as compared to 2000. Decreased net revenues accounted for most of the reduction, driven by the weakness on the international capital markets which led to a decrease in the value of invested assets and to substantial restraint among our customers regarding securities transactions. Noninterest expenses decreased to a lesser degree than revenues.

Income before income taxes was € 305 million in 2000, an increase of € 581 million as compared to 1999. This increase was due to higher net revenues attributable to the strong market conditions, especially in the first half of 2000. Total noninterest expenses were essentially unchanged.

Our expected sale of the greater part of our insurance business to Zurich Financial Services by mid-2002, pending regulatory approval and other actions, will lead to a significant decrease in revenues but has to be seen in connection with a corresponding decrease in policyholders benefits. Following the sale, we plan to continue to offer our private and retail clients the insurance products from our former subsidiaries.

Net Revenues. Net revenues were € 7.0 billion in 2001, a decrease of € 1.0 billion, or 13 %, as compared to 2000.

The decrease in net revenues is predominantly related to our Insurance Business Division, in which our net revenues declined by € 1.0 billion from € 4.4 billion to € 3.4 billion. This decline was primarily due to lower gains from the sale of securities available for sale, write-downs of securities available for sale for other than temporary impairment and slightly lower commissions. This € 1.0 billion decline was substantially offset by reduced policyholder benefits and claims, reflecting lower allocation for the benefit of policyholders from the annual surplus of our insurance affiliates. The net effect from the Insurance Business Division was a decrease of € 88 million, or 17 %, in 2001 compared to 2000. Net revenues excluding our insurance business, were negatively affected by decreased revenues from our advisory business as a result of weak securities markets.

Our net interest revenues were € 3.2 billion in 2001, an increase of € 140 million, or 5 %, as compared to 2000 due to increased volumes in customer deposits, consumer loans and mortgage business.

Our maxblue Business Division, which started online brokerage services in Germany and Spain in April 2001, increased its client base by 238,000 clients, or 90 %, but has not contributed materially to our net revenues to date.

Net revenues increased in 2000 by € 649 million, or 9 %, to € 8.0 billion compared to 1999. The placement of new products as well as our distributions of initial public offerings and other securities products, particularly in the positive market environment of the first half of 2000, led to this increase. In addition, increased net interest revenues resulted from volume growth in deposits and loans in our retail business.

Gross revenues from the Insurance Business Division were higher in 2000 than in 1999, as lower premiums were offset by the result from securities available for sale. The latter was due to our decision to sell positions and reinvest the proceeds in order to permit policyholders to participate in the gains from its activities in equity securities in the strong stock markets. Our net revenues from the Insurance Business Division increased by € 64 million in 2000 compared to 1999.

Provision for Loan Losses. In 2001, our provision for loan losses was € 183 million, an increase of € 1 million as compared to 2000.

Provision for loan losses was € 182 million in 2000, an increase of € 72 million, or 65 %, as compared to 1999. The increase in 2000 arose primarily from additional provision for loan loss at Deutsche Bank 24, reflecting a deteriorating credit environment in eastern Germany particularly on real estate loans. Contributing as well to the additional provisions was the first time inclusion of BWR (Krakow), which we acquired in 2000, accompanied by a reassessment of its loan portfolio in connection with that acquisition.

Noninterest expenses. Total noninterest expenses were € 6.6 billion in 2001, a decrease of € 880 million, or 12 %, as compared to 2000. This decrease reflected predominantly a reduction of
€ 964 million, or 25 %, in policyholder benefits and claims in connection with the decrease of net revenues in our Insurance Business Division.

Net of policyholder benefits and claims, noninterest expenses were € 3.7 billion in 2001, an increase of € 84 million, or 2 %, compared to 2000. The increase is mainly attributable to expenses for specific projects such as the introduction of the euro and Personal Banking's share of the project costs of the New York Stock Exchange listing. Also contributing to this increase were € 11 million expenses for restructuring activities in connection with the Group Restructuring activities we plan to complete in 2002. Excluding these items, noninterest expenses were substantially unchanged reflecting cost containment activities we implemented.

Total noninterest expenses were € 7.5 billion in 2000, a decrease of € 4.0 million, as compared to 1999. Net of policyholder benefits and claims, noninterest expenses were € 3.6 billion in 2000, a decrease of € 126 million. After adjusting 1999's noninterest expenses by € 258 million for restructuring activities, noninterest expenses in 2000 increased by € 133 million on 1999. This was mainly attributable to higher expenses for information technology support.

Invested Assets. Invested assets in 2001 were slightly higher compared to 2000. Reductions of € 6.0 billion due to performance effects were more than offset by € 9.0 billion in new business. Deposits increased only slightly. The increase in invested assets in 2000 compared to 1999 related to increases in both deposits and securities.

Private Banking Corporate Division

The following table sets forth the results of our Private Banking Corporate Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	281	334	237
Other net revenues	1,842	2,100	1,398
Total net revenues	2,123	2,434	1,635
Provision for loan losses	11	10	(5)
Noninterest expenses			
Goodwill amortization	67	66	39
Restructuring activities	35	(12)	23
Other noninterest expenses	2,062	1,962	1,357
Total noninterest expenses	2,164	2,016	1,419
Income before income taxes	**(52)**	**408**	**221**
Total assets (in € bn.)	**15**	**14**	**10**
Invested assets (in € bn.)	**239**	**261**	**254**

Income (loss) before income taxes. Income (loss) before income taxes of our Private Banking Corporate Division was a loss of € 52 million for the year ended December 31, 2001. The primary contributors to our loss in 2001 were the brokerage business in the United States, which suffered declining revenues and increasing expenses, and a decline in net revenues from our advisory business.

Income before income taxes in 2000 increased by € 187 million, or 85 %, compared to 1999. The increase was primarily attributable to higher commission revenues from the distribution of initial public offerings and other securities products.

Net Revenues. Net revenues amounted to € 2.1 billion in 2001, a decline of € 311 million, or 13 %, compared to 2000. Net interest revenues accounted for € 53 million of this decline. The two primary reasons for this decline were lower spreads we earned on customer deposits as interest rates declined during the year and reduced volume in the margin loan portfolio of our U.S. brokerage business as brokerage activity declined. Other net revenues were € 1.8 billion in 2001, a decrease of € 258 million, or 12 %, compared to 2000. Our advisory revenues were € 368 million, or 26 %, below those of 2000 mainly due to lower brokerage fees. The weak market environment in 2001 led to substantial restraint among our customers and a decline in securities-related commissions. Brokerage activity dropped significantly, especially in the United States, and our ability to market new products was constrained.

Net revenues in 2000 were € 2.4 billion, an increase of € 799 million, or 49 %, compared to 1999. This was mainly due to the full-year effect of revenues contributed by the Bankers Trust acquisition. In addition, the favorable securities market conditions in the first half of 2000 led to significantly higher securities transaction volume and higher revenues in the brokerage business. We took advantage of this positive environment by launching several new products as well as placing initial public offerings. In addition, increased assets in client portfolios led to higher volume-based fees.

Noninterest expenses. Total noninterest expenses were € 2.2 billion in 2001, an increase of € 148 million, or 7 % compared to 2000.

The largest single item contributing to the increase was restructuring activities. Additional contributors were severance payments, software and premises write-offs and Private Banking's share of the project costs of our New York Stock Exchange listing. Some of the restructuring and severance payments related to our U.S. brokerage business.

The 42 % increase in noninterest expenses in 2000 resulted primarily from the full-year effect of costs related to the Bankers Trust acquisition.

Invested Assets. Our invested assets declined by € 22 billion, or 8 %, to € 239 billion at December 31, 2001. Decreases in invested assets in our U.S. business and declines due to the overall stock market conditions more than offset new asset investments elsewhere.

Asset Management Corporate Division

The following table sets forth the results of our Asset Management Corporate Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	(35)	6	32
Other net revenues	1,947	2,093	1,526
Total net revenues	1,912	2,099	1,558
Provision for loan losses	12	0	0
Noninterest expenses			
Goodwill amortization	119	111	90
Restructuring activities	35	(1)	39
Other noninterest expenses	1,453	1,299	879
Total noninterest expenses	1,607	1,409	1,008
Income before income taxes	**293**	**690**	**550**
Total assets (in € bn.)	**19**	**18**	**9**
Invested assets (in € bn.)	**617**	**629**	**589**

Income before income taxes. Income before income taxes of our Asset Management Corporate Division was € 293 million in 2001, a decrease of € 397 million, or 58 %, as compared to 2000. Decreased revenues of € 187 million due to unfavorable market conditions and increased noninterest expenses of € 198 million accounted for the decrease in income before income taxes.

In 2000, income before income taxes of the Asset Management Corporate Division was € 690 million, an increase of € 140 million, or 25 %, as compared to 1999. This increase, as is the case for each of the increases in the items discussed below, reflects, in addition to organic increases, a one-time effect created by the fact that the results of operations of Bankers Trust are reflected for all of 2000, but only for seven months of 1999.

Net Revenues. Net revenues were € 1.9 billion in 2001, a decrease of € 187 million, or 9 %, as compared to 2000. This decrease arose principally from weaker market conditions in 2001, which led to a decrease of funds performance fees and funds management fees arising from lower underlying funds under management. This was partly offset by net new business in all our regions in both institutional and retail funds.

In 2000 net revenues were € 2.1 billion, an increase of € 541 million, or 35 %, as compared to 1999. This increase arose principally from the full-year effect of Bankers Trust, primarily in the Americas and Japan, and from organic growth in performance fees, in both Europe and our other regions of operation. This growth was due in part to appreciation in underlying funds under management. This combined with significant net new business in continental Europe, the United Kingdom and the Asia-Pacific region in both institutional and retail funds. These effects were offset slightly by losses in our index fund and other passive business in the United States arising from overlap between the business of Bankers Trust and pre-acquisition Deutsche Bank.

Noninterest expenses. Noninterest expenses were € 1.6 billion in 2001, an increase of € 198 million, or 14 %, as compared to 2000. Our increased noninterest expenses arose mostly from increased compensation and benefits, which reflected organic growth in compensation levels as well as the full year effect of hiring in the second half of 2000. Expenses for restructuring activities of € 35 million and expenses for the reorganization of our activities in France also contributed to this increase.

In 2000, noninterest expenses were € 1.4 billion, an increase of € 401 million, or 40 %, as compared to 1999. Our increased noninterest expenses arose mostly from increased salaries and employee benefits. This increase was attributable largely to the full-year effect of the increased headcount arising from our acquisition of Bankers Trust. It also reflects organic growth in compensation levels, including both higher salaries and higher bonuses, the latter driven largely by a profitable year.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2001, 2000 and 1999, in accordance with our management reporting systems:

in € m.	2001	2000	1999
Net revenues			
Net interest revenues	(141)	(95)	483
Other net revenues	2,109	3,643	2,165
Total net revenues	1,968	3,548	2,648
Provision for loan losses	105	132	63
Noninterest expenses			
Goodwill amortization	156	71	60
Restructuring activities	0	0	9
Other noninterest expenses	1,467	1,311	559
Total noninterest expenses	1,623	1,382	628
Income before income taxes	**240**	**2,034**	**1,957**
Total assets (in € bn.)	**46**	**38**	**30**

Income before income taxes. Income before income taxes of our Corporate Investments Group Division was € 240 million for the year ended December 31, 2001, a decrease of € 1.8 billion, or 88 %, as compared to the year ended December 31, 2000. Write-downs and valuation adjustments of some of our alternative assets accounted for most for of the decrease.

Income before income taxes in 2000 was € 2.0 billion, an increase of € 77 million, or 4 %, as compared to the year ended December 31, 1999. Higher net revenues were largely offset by higher noninterest expenses.

Net Revenues. Net revenues were € 2.0 billion in 2001, a decrease of € 1.6 billion, or 45 %, as compared to 2000.

Net revenues were materially impacted by adverse market conditions in 2001, which resulted in write-downs and valuation adjustments, net of minor gains from disposals, on alternative assets of € 1.4 billion in 2001 as compared to approximately € 200 million for such charges in 2000. Most of the write-downs were related to investments in the technology, telecommunication and real estate sectors. At year end 2001, the alternative assets portfolio in Corporate Investments had a carrying value of € 8.4 billion, of which 51 % were private equity direct investments, 24 % were real estate investments and 25 % were private equity indirect and other investments. Investments in the technology and telecommunication sectors represented 31 % of the carrying value of our private equity direct portfolio at year end 2001. We continue to monitor the portfolio on a quarterly basis for any potential impairments. If the public equity and high-yield financing markets continue to deteriorate, we may determine that further write-downs and valuation adjustments are necessary.

The largest sale by DB Investor in 2001 was the reduction of its stake in Munich Re. This sale resulted in a gain of € 1.4 billion. The largest transaction in 2000 was a block sale of Allianz shares which resulted in a gain of € 2.3 billion. Net revenues in 2001 also included a gain of approximately € 800 million for non-trading derivatives related to our Industrial Holdings portfolio.

Net revenues were € 3.6 billion in 2000, an increase of € 900 million, or 34 %, as compared to 1999. The most significant event in 2000 was the block sale of Allianz shares by DB Investor. The gain was partially offset by write-downs and valuation adjustments on alternative assets of approximately € 200 million.

Provision for Loan Losses. Provision for loan losses was € 105 million in 2001, a decrease of € 27 million, or 20 %, as compared to 2000. This decrease was primarily related to lower provision in connection with our industrial holdings portfolio.

Provision for loan losses was € 132 million in 2000, an increase of € 69 million, or 110 %, as compared to 1999 mainly relating to provisions in connection with our industrial holdings portfolio and our North American financial services business.

Noninterest expenses. Noninterest expenses were € 1.6 billion in 2001, an increase of € 241 million, or 17 %, as compared to 2000. This increase was largely attributable to valuation adjustments of our real estate portfolio (approximately € 200 million) and increased expenses for e-commerce activities (approximately € 100 million). In addition, the North American financial services business was valued at the lower of carrying value or fair value less cost to sell.

Noninterest expenses were € 1.4 billion in 2000, an increase of € 754 million, or 120 %, as compared to 1999. This increase arose predominantly from expenses in strategic e-commerce activities and other strategic initiatives.

Total Assets. Total assets were € 46 billion as of December 31, 2001. This was an increase of € 8 billion, or 21 %, as compared to 2000 which was primarily attributable to a change in management reporting accounting rules towards fair-value accounting for our industrial holdings portfolio. This adjustment had no effect on the income before income taxes.

Total assets were € 38 billion as of December 31, 2000. This was an increase of € 8 billion, or 27 %, as compared to 1999. The increase is a result of significant growth in the private equity business of approximately € 2.8 billion in 2000. Additionally, the real estate and North American financial services portfolios increased by € 1.4 billion and € 1.3 billion, respectively.

Outlook

Despite the overall difficult economic situation, which deteriorated further after the terrorist acts of September 11 in the United States, signs of an upturn in the United States are now becoming more visible. We believe this development will also take hold in Europe and Germany. For the second half of 2002, we expect growth in the economy, which we anticipate should accelerate further in the upcoming years. The financial markets, we believe, will positively react to this development, allowing us to increase our revenues. However, our forecasts for Eastern Europe and the emerging markets in Asia and South America are somewhat more cautious. Japan, too, will probably recover only slowly from its recession.

We expect the recovery of the markets in the second half of 2002 to have positive effects on the revenues of our three Group Divisions: Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

In CIB, we want to continue to expand our advising of companies in mergers and acquisitions and further build up our market position in this area. Through consistent implementation of our ongoing and planned cost containment measures, we want to further reduce our expenses.

In PCAM, we intend to sharpen our focus on our core fields of business. We aim to increasingly withdraw from business lines that we view as unprofitable or capital-intensive, and to focus on areas that we believe promise greater profitability. With our proposed acquisition of the asset manager Scudder, we want to supplement our favorable position in asset gathering in Europe by a solid presence on the U.S. market.

By actively managing our shareholding portfolios in CI, our target is to further increase the risk-adjusted return on these investments. Over the course of 2002, we expect an improvement of the presently volatile market conditions affecting and restricting our current sale opportunities for these shareholdings.

As to the credit risk situation, we do not yet see a recovery. We must continue to carefully and attentively manage and assess our credit exposures, and to continuously collect information on this portfolio. Our risk management function will have to continue to face the demands of the difficult market environment.

We are continuing our cost containment program. We are now in the second phase of the program, and we are confident we can successfully implement our restructuring programs, to the benefit of our Business Divisions.

One of our most important tasks continues to be furthering the implementation of our comprehensive realignment of our management structure. A decisive step in this connection was the implementation of the new management structure at the beginning of the financial year 2002. The streamlined Group Board concentrates on strategic management, resource allocation, risk management and control. Additionally, a Group Executive Committee was formed and divisional and functional committees were created or enlarged. This, we believe, will in turn help us achieve cost synergies and above all help us to better align our Group Divisions to meet the needs of our customers.

All this enables us to look forward into the year 2002 with confidence.

Introductory Note

The accompanying consolidated financial statements were prepared for the first time in accordance with United States generally accepted accounting principles (U.S. GAAP).

In order to comply with Section 292a of the HGB (German Commercial Code), the consolidated financial statements were supplemented with a consolidated business review report, a list of mandates, a list of shareholdings, and additional explanations. Therefore, the consolidated financial statements, which have to be filed with the Commercial Register and published in the Federal Gazette, comply with the Accounting and Banking Directives of the European Community (Directive 83/349/EWG, Directive 84/253/EWG, Directive 86/635/EWG). For the interpretation of these directives we relied on the statement by the German Accounting Standards Committee.

The consolidated financial statements and the consolidated business review report as of December 31, 2001 prepared in accordance with Section 292a of the HGB (German Commercial Code) is filed with the Commercial Register in Frankfurt under the number HRB 30000. It will be as well as the list of mandates and the list of shareholdings provided to shareholders on request.

Board of Managing Directors in the reporting year

Board of Managing Directors in the reporting year

Josef Ackermann

Carl L. von Boehm-Bezing
(until 17.5.2001)

Clemens Börsig

Rolf-E. Breuer
(Spokesman)

Thomas R. Fischer

Jürgen Fitschen
(since 28.3.2001)

Tessen von Heydebreck

Hermann-Josef Lamberti

Michael Philipp

Independent Auditors' Report

The Board of Managing Directors of
Deutsche Bank Aktiengesellschaft

We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Deutsche Bank Aktiengesellschaft and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Frankfurt am Main, March 12, 2002
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Nonnenmacher
Wirtschaftsprüfer

Findeisen
Wirtschaftsprüfer

Income Statement Deutsche Bank Group

Income Statement

in € m.	[Notes]	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Interest revenues	[1], [19], [28]	53,639	55,131	40,142
Interest expense	[1], [19], [28]	45,019	48,103	32,148
Net interest revenues		**8,620**	**7,028**	**7,994**
Provision for loan losses	[1], [7], [8]	1,024	478	725
Net interest revenues after provision for loan losses		**7,596**	**6,550**	**7,269**
Commissions and fees from fiduciary activities		3,537	3,908	2,427
Commissions, broker's fees, markups on securities underwriting and other securities activities		4,593	5,259	3,233
Fees for other customer services		2,597	2,526	2,307
Insurance premiums	[1]	2,717	2,837	3,011
Trading revenues, net	[1], [20], [28]	6,031	7,625	2,127
Net gains on securities available for sale	[1], [5]	1,516	3,670	2,150
Net income (loss) from equity investments	[1], [6]	(375)	312	79
Other revenues	[1]	385	1,314	1,704
Total noninterest revenues		**21,001**	**27,451**	**17,038**
Compensation and benefits	[1], [16], [22], [28]	13,360	13,526	9,655
Net occupancy expense of premises	[1], [11]	1,334	1,090	1,022
Furniture and equipment	[1], [11]	2,949	3,051	2,362
Agency and other professional service fees		1,080	1,151	819
Communication and data services	[11]	642	566	403
Policyholder benefits and claims	[1]	3,002	4,003	3,856
Other expenses	[1]	3,182	2,849	2,894
Goodwill amortization	[1], [3]	951	771	486
Restructuring activities	[23]	294	125	459
Total noninterest expenses		**26,794**	**27,132**	**21,956**
Income before income tax expense (benefit) and cumulative effect of accounting changes		**1,803**	**6,869**	**2,351**
Income tax expense	[1], [24]	434	2,643	1,689
Income tax expense (benefit) from the change in effective tax rate and the reversing effect		995	(9,287)	(951)
Income before cumulative effect of accounting changes, net of tax		**374**	**13,513**	**1,613**
Cumulative effect of accounting changes, net of tax	[2]	(207)	–	–
Net income		**167**	**13,513**	**1,613**

Earnings per share figures

in €	[16], [25]	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Earnings per common share				
Basic				
Income before cumulative effect of accounting changes, net of tax		0.60	22.00	2.76
Cumulative effect of accounting changes, net of tax		(0.33)	–	–
Net income		**0.27**	**22.00**	**2.76**
Diluted				
Income before cumulative effect of accounting changes, net of tax		0.60	21.72	2.74
Cumulative effect of accounting changes, net of tax		(0.33)	–	–
Net income		**0.27**	**21.72**	**2.74**
Cash dividends declared per common share		**1.30**	**1.15**	**1.12**

 The accompanying notes are an integral part of the Consolidated Financial Statements.

Statement of Comprehensive Income Deutsche Bank Group

Statement of Comprehensive Income

in € m.	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Net income	**167**	**13,513**	**1,613**
Unrealized gains (losses) on securities available for sale			
Net unrealized gains (losses) arising during the year, net of tax and other[a]	(2,496)	(1,185)	967
Net reclassification adjustment for realized net gains, net of tax and other[b]	(428)	(1,516)	(865)
Net unrealized derivative gains (losses), net of tax[c]	(1)	–	–
Net unrealized foreign currency translation gains arising during the year, net of tax[d]	85	432	386
Other comprehensive income (loss)	**(2,840)**	**(2,269)**	**488**
Comprehensive income (loss)	**(2,673)**	**11,244**	**2,101**

[a] Amounts are net of an income tax (benefit) expense of € (105) million, € (820) million and € 677 million for the years ended December 31, 2001, 2000 and 1999, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (610) million, € 5 million and € 323 million for the years ended December 31, 2001, 2000 and 1999, respectively.

[b] Amounts are net of income tax expense of € 1,139 million (€ 995 million of this amount relates to the reversing effect of a tax benefit realized in 2000 due to a law change enacted in 2000), € 1,702 million and € 1,022 million for the years ended December 31, 2001, 2000 and 1999, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (44) million, € 429 million and € 250 million for the years ended December 31, 2001, 2000 and 1999, respectively.

[c] The amount is net of an income tax benefit for the year ended December 31, 2001.

[d] Amounts are net of an income tax (benefit) expense of € (41) million, € (35) million and € 70 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Balance Sheet Deutsche Bank Group

Assets

in € m.	[Notes]	31.12.2001	31.12.2000
Cash and due from banks	[1], [17], [30]	10,388	8,502
Interest-earning deposits with banks	[10], [30]	37,986	46,733
Central bank funds sold	[30]	4	240
Securities purchased under resale agreements	[1], [30]	103,681	55,486
Securities borrowed	[1], [30]	40,318	73,455
Trading assets[a]	[1], [4], [10], [30]	293,653	284,871
Securities available for sale[b]	[1], [5], [10], [30]	71,666	92,250
Other investments	[6], [30]	11,997	12,759
Loans, net	[1], [7], [8], [9], [10], [29], [30]	259,838	274,660
Premises and equipment, net	[1], [10], [11]	9,806	10,384
Intangible assets, net	[1], [12]	8,947	9,479
Other assets related to insurance business	[21]	13,875	11,453
Due from customers on acceptances		553	1,076
Accrued interest receivable		5,907	9,146
Other assets		49,603	38,500
Total Assets		**918,222**	**928,994**

[a] of which € 16 billion and € 48 billion were pledged to creditors and can be sold or repledged at December 31, 2001 and 2000, respectively
[b] of which € 524 million and € 222 million were pledged to creditors and can be sold or repledged at December 31, 2001 and 2000, respectively

Liabilities and Shareholders' Equity

in € m.	[Notes]	31.12.2001	31.12.2000
Noninterest-bearing deposits	[30]		
Domestic offices		22,244	20,540
Foreign offices		7,487	8,075
Interest-bearing deposits	[30]		
Domestic offices		96,659	99,161
Foreign offices		247,699	222,776
Total deposits		374,089	350,552
Trading liabilities	[1], [4], [30]	121,329	123,951
Securities sold under repurchase agreements	[1], [30]	73,299	46,648
Securities loaned	[1], [30]	7,620	35,916
Other short-term borrowings	[13], [30]	28,548	60,871
Acceptances outstanding		553	1,076
Insurance policy claims and reserves	[21]	35,241	32,481
Accrued interest payable		7,423	10,502
Other liabilities	[22], [23]	58,943	64,917
Long-term debt	[14], [30]	166,908	154,484
Trust preferred securities	[15], [30]	4,076	3,913
Total Liabilities		**878,029**	**885,311**
Common shares, no par value, nominal value of € 2.56[a]		1,591	1,578
Additional paid-in capital		11,253	10,876
Share awards		899	867
Retained earnings		22,619	23,331
Common shares in treasury, at cost[b]		(479)	(119)
Accumulated other comprehensive income	[1]		
Net unrealized gains on securities available for sale, net of tax and other		3,419	6,343
Net unrealized losses on derivatives hedging variability of cash flows, net of tax		(1)	–
Foreign currency translation, net of tax		892	807
Total Shareholders' Equity	[16], [18]	**40,193**	**43,683**
Total Liabilities and Shareholders' Equity		**918,222**	**928,994**

Commitments and contingent liabilities (Notes 11, 28 and 32)
[a] Issued: 2001: 621,568,446 shares; 2000: 616,514,046 shares
[b] Common shares in treasury, at cost: 2001: 7,092,821 shares; 2000: 1,913,281 shares

 The accompanying notes are an integral part of the Consolidated Financial Statements.

Statement of Changes in Shareholders' Equity Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Common shares			
Balance, beginning of year	1,578	1,573	1,363
Common shares distributed under employee benefit plans	13	5	5
Issuance of common shares	0	0	205
Balance, end of year	1,591	1,578	1,573
Additional paid-in capital			
Balance, beginning of year	10,876	10,556	7,265
Common shares distributed under employee benefit plans	462	188	120
Issuance of common shares	0	0	3,053
Net gains (losses) on treasury shares sold	(85)	132	118
Balance, end of year	11,253	10,876	10,556
Retained earnings			
Balance, beginning of year	23,331	10,581	9,592
Net income	167	13,513	1,613
Cash dividends declared and paid	(801)	(706)	(600)
Other	(78)	(57)	(24)
Balance, end of year	22,619	23,331	10,581
Common shares in treasury, at cost			
Balance, beginning of year	(119)	(61)	(52)
Purchases of shares	(37,032)	(35,731)	(22,065)
Sale of shares	36,090	35,366	21,907
Treasury shares distributed under employee benefit plans	582	307	149
Balance, end of year	(479)	(119)	(61)
Share awards – common shares issuable			
Balance, beginning of year	1,883	821	270
Deferred share awards granted, net	487	1,356	689
Deferred shares distributed	(704)	(294)	(138)
Balance, end of year	1,666	1,883	821
Share awards – deferred compensation			
Balance, beginning of year	(1,016)	(538)	(154)
Deferred share awards granted, net	(487)	(1,356)	(689)
Amortization of deferred compensation, net	736	878	305
Balance, end of year	(767)	(1,016)	(538)
Accumulated other comprehensive income			
Balance, beginning of year	7,150	9,419	8,931
Unrealized net gains (losses) on securities available for sale, net of tax and other	(2,924)	(2,701)	102
Unrealized net losses on derivatives hedging variability of cash flows, net of tax	(1)	–	–
Foreign currency translation, net of tax	85	432	386
Balance, end of year	4,310	7,150	9,419
Total Shareholders' Equity, end of year	**40,193**	**43,683**	**32,351**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Cash Flow Statement Deutsche Bank Group

Cash Flow Statement

in € m.	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Net income	**167**	**13,513**	**1,613**
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Provision for loan losses	1,024	478	725
Restructuring activities	294	125	459
Gain on sale of securities available for sale, other investments, loans and other	(2,806)	(4,161)	(658)
Deferred income taxes, net	(159)	(8,332)	(501)
Impairment, depreciation and other amortization and accretion	4,886	3,320	2,155
Cumulative effect of accounting changes, net of tax	207	–	–
Share of net loss (income) from investments held at equity	278	(338)	(38)
Income adjusted for noncash charges, credits and other items	**3,891**	**4,605**	**3,755**
Net change in			
Trading assets	(1,263)	(35,599)	(18,806)
Other assets	(9,670)	11,258	6,425
Trading liabilities	(3,022)	(16,411)	(5,177)
Other liabilities	(4,559)	(264)	(328)
Other, net	1,412	3,075	6,039
Net cash used in operating activities	**(13,211)**	**(33,336)**	**(8,092)**
Net change in			
Interest-earning deposits with banks	9,232	(11,238)	1,025
Central bank funds sold	236	2,445	2,903
Securities purchased under resale agreements	(48,195)	33,740	7,050
Securities borrowed	33,138	(7,272)	(12,464)
Loans	5,802	(28,064)	(16,454)
Proceeds from			
Sale of securities available for sale	41,128	43,058	61,129
Maturities of securities available for sale	2,746	17,369	5,762
Sale of other investments	7,096	4,405	1,309
Sale of loans	16,185	16,496	10,342
Sale of premises and equipment	1,015	344	803
Purchase of			
Securities available for sale	(34,289)	(55,463)	(79,135)
Other investments	(7,976)	(7,702)	(3,968)
Loans	(8,903)	(7,586)	(5,529)
Premises and equipment	(3,689)	(2,164)	(3,331)
Net cash received (paid) for business combinations/divestitures	924	(1,096)	(4,547)
Other, net	958	252	(149)
Net cash provided by (used in) investing activities	**15,408**	**(2,476)**	**(35,254)**
Net change in			
Deposits	22,548	13,623	15,261
Securities loaned and securities sold under repurchase agreements	(1,645)	(29,998)	14,155
Other short-term borrowings	(29,602)	26,940	(8,925)
Issuances of long-term debt and trust preferred securities	32,958	61,233	55,588
Repayments and extinguishments of long-term debt and trust preferred securities	(22,884)	(40,371)	(35,629)
Issuances of common shares	320	193	3,383
Purchases of treasury shares	(37,032)	(35,731)	(22,065)
Sale of treasury shares	36,024	35,514	22,134
Cash dividends paid	(801)	(706)	(600)
Other, net	(522)	(664)	(706)
Net cash (used in) provided by financing activities	**(636)**	**30,033**	**42,596**
Net effect of exchange rate changes on cash and due from banks	325	2,710	908
Net increase (decrease) in cash and due from banks	1,886	(3,069)	158
Cash and due from banks, beginning of the year	8,502	11,571	11,413
Cash and due from banks, end of the year	10,388	8,502	11,571
Interest paid	48,099	46,250	28,462
Income taxes paid, net	1,251	1,819	1,467
Noncash investing activities			
Transfer from available for sale securities to trading assets	22,101	507	–
Transfer from trading assets to available for sale securities	14,938	–	–

 The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to the Consolidated Financial Statements

[1] Significant Accounting Policies and Recent Accounting Developments

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all majority-owned subsidiaries (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note 26.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's estimates.

Certain prior period amounts have been reclassified to conform to the current presentation.

The consolidated financial statements are stated in euros.

The following is a description of the significant accounting policies of the Group.

Principles of Consolidation and Other Investments

The consolidated financial statements include Deutsche Bank together with all majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated.

Investments in enterprises over which the Group has the ability to significantly influence operating and financial policies of the investee are accounted for using the equity method. Generally, this is where the Group has an investment between 20 % and 50 % of the voting stock of a corporation or 3 % or more of a limited partnership. Other factors that are considered in determining significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions. These investments are reported in other investments and the pro-rata share of their income or loss, on a U.S. GAAP basis, as well as disposition gains and losses, are included in net income from equity investments. Equity method losses in excess of the Group's carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. The difference between the Group's cost and its proportional underlying equity in net assets of the investee at the date of investment is amortized on a straight-line basis against net income from equity investments over a period not exceeding fifteen years.

Special Purposes Entities ("SPEs") are legal entities created for a particular purpose and are used in structuring a wide range of capital markets products. Unless the SPE meets the criteria for a Qualifying Special Purpose Entity ("QSPE") as defined in SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140") (see Asset Securitizations below), the Group consolidates SPEs when it is deemed to control and/or retain the majority of the risks and rewards of the SPE.

Designated investment companies which are subsidiaries of the Parent are consolidated. The underlying holdings of such designated investment companies are included in other investments, as they primarily represent non-marketable equity securities, and are carried at fair value. Changes in fair value of the underlying holdings are included in other revenues.

Direct investments, including venture capital companies and non-marketable securities, over which the Group does not have significant influence are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

Foreign Currency Translation

With the introduction of the euro on January 1, 1999, the Group adopted the euro as its reporting currency.

Revenues and expenses are translated at the weighted-average rate during the year. Assets and liabilities denominated in currencies other than an entity's functional currency are translated into its functional currency using the period end exchange rates and the resulting transaction gains and losses, as well as any gains and losses from related hedges, are reported in the Consolidated Statement of Income. Assets and liabilities of entities whose functional currency is not the euro are translated into the euro using the period end exchange rates and the translation gains and losses, net of any hedge and tax effects, are reported in accumulated other comprehensive income within shareholders' equity.

Reverse Repurchase and Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. Generally, the party disbursing the cash takes possession of the securities serving as collateral for the financing. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet in accordance with SFAS 140.

The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty which meet the applicable netting criteria in FASB Interpretation No. 41, "Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements" ("FIN 41"). Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash advanced and cash received, respectively, and are collateralized primarily by equity and fixed income securities. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. If the securities received may be sold or repledged, they are accounted for as trading assets. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet in accordance with SFAS 140.

Trading Securities and Securities Available for Sale

The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition.

Trading assets, as well as short trading positions which are classified as trading liabilities, are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

Securities available for sale are carried at fair value with the changes in fair value, net of applicable deferred income taxes and, where applicable, adjustments to insurance policyholder liabilities and deferred acquisition costs, reported in accumulated other comprehensive income within shareholders' equity. Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary are reflected in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in interest revenues, and realized gains and losses are recorded in net gains on securities available for sale. Generally, the weighted-average cost method is used to determine the cost of securities sold.

Fair value is generally based on quoted market prices, price quotes from brokers or dealers or discounted expected cash flows.

Derivatives

All freestanding derivatives, whether held for trading or non-trading purposes, are carried at fair value in the balance sheet. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. Fair values for derivatives are based on quoted market prices or pricing models which take into account current market and contractual prices of the underlying instruments as well as time value and yield curve or volatility factors underlying the positions. Fair values also take into account expected market risks, modeling risks, administrative costs and credit considerations. Assets and liabilities arising from contracts covered by qualifying master netting agreements are reported on a net basis, in accordance with FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FIN 39").

The Group enters into swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, and equity and commodity prices, for trading purposes. Such positions are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues.

Derivative features embedded in other non-trading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Unless designated as a hedge, changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

Certain derivatives entered into for non-trading purposes, not qualifying for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with changes in fair value recorded in the same noninterest revenues and expenses captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

Beginning January 1, 2001, the Group has applied hedge accounting in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). There are three possible types of hedges under this standard, each of which is accounted for differently: (1) fair value hedges, (2) cash flow hedges, and (3) hedges of net investments in foreign operations.

For fair value hedges, changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest income or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues or other expenses. When hedging the foreign exchange risk in an available for sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues or other expenses. Hedge ineffectiveness for a fair value hedge is measured as the net amount of the unrealized gain and loss for the period from these fair value adjustments to the derivative and hedged item recorded in other revenues or other expenses.

If a fair value hedge is canceled because the derivative is terminated or de-designated, any remaining fair value adjustment made to the currency-denominated carrying amount of a hedged debt instrument is amortized to interest over the remaining life of the original hedge. For other types of fair value hedges or anytime the hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For cash flow hedges, there is no special accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available for sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness for cash flow hedges is recorded in other revenues or other expenses and is generally measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When cash flow hedges related to debt instruments are canceled, amounts remaining in other comprehensive income are amortized to interest revenues or expense over the original life of the hedge, except for amounts offsetting translation effects of securities available for sale. For cancellations of other types of cash flow hedges, amounts accumulated in other comprehensive income are recognized into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues or other expenses when it is no longer probable that the forecasted transaction will occur.

For hedges of net investments in foreign operations, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income, the remainder is recorded as other revenues or other expenses.

Any derivative de-designated as a hedge is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative's carrying amount and the cash paid or received is recognized as other revenues or other expenses.

Prior to 2001, most of the derivatives entered into for non-trading purposes, although considered effective as economic hedges, did not qualify for hedge accounting mainly due to contemporaneous documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Consequently, these derivatives have been accounted for as trading derivatives, that is, they are marked to market and the changes in fair value are reported in trading revenues.

In addition, for periods prior to January 1, 2001, hedge accounting was different for the limited cases where it was applied for certain interest rate and foreign currency hedges. Interest rate swaps were accounted for as off-balance sheet transactions with interest payable or receivable recorded on an accrual basis. For cross currency interest rate swaps, interest was accrued and the foreign currency notional amount of the swaps was translated at spot rates with the resulting gain or loss reported in earnings. No special accounting was applied to the hedged items.

Loans

Loans generally are carried at their outstanding unpaid principal balances net of charge-offs, net of any deferred fees and costs on originated loans, and net of any unamortized premiums or discounts on loans. Interest revenues are accrued on the unpaid principal balance. Net deferred fees and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the lives of the related loans.

Loans are placed on a non-accrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgement of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. Prior to 2001, entities regulated outside the U.S. placed loans on non-acccrual status when management determined that the payment of principal or interest was doubtful of collection; adopting the 90 day practice did not have a material effect on interest income recognized in 2001. Management's judgment is applied based on its credit assessment of the borrower in determining when a loan should be placed on non-accrual status. When a loan is placed on a non-accrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on non-accrual loans are recorded as either interest revenues or a reduction of principal according to management's judgment as to the collectibility of principal.

Leasing Transactions

Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

Allowances for Credit Losses

The allowances for credit losses represent management's estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for credit losses on lending-related commitments is reported in other liabilities.

To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component.

The specific loss component is the allowance for impaired loans as calculated under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures" (collectively "SFAS 114"). Impaired loans represent loans for which, based on current information and events, it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The measurement of specific loss is determined by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan. No specific loss is provided for impaired loans for which either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceeds the recorded investment. Impaired loans are generally placed on a non-accrual status. The inherent loss component is for all other loans not individually considered impaired but that, on a portfolio basis, are believed to have some inherent loss, in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). The inherent loss component consists of an allowance for country risk, an allowance for smaller-balance standardized homogeneous exposures and an other inherent loss component. The country risk component is for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile, that is, for transfer and currency convertibility risks. The allowance for smaller-balance standardized homogeneous exposures, which includes automobile loans, residential and smaller commercial mortgages, overdrafts, small business working capital loans and loans to private banking customers and retail customers, is established by dividing the portfolio into two segments: an allowance for those loans that are current and performing is established using the other inherent loss methodology described below, and an allowance for those that are delinquent is established by individual loan evaluation using techniques based upon the collateral available, past due status and other characteristics. These allowances are then aggregated and maintained at a portfolio level. The other inherent loss component represents an estimate of inherent losses resulting from the imprecisions and uncertainties in determining credit losses. Loans subject to this component of the allowance exclude those that have been determined to be impaired under SFAS 114. This component is calculated by applying loss factors, which are derived for each legal entity, to the corresponding period end loan categories. Loss factors for each legal entity are derived as a ratio of historical average loan losses (net of recoveries) to an historical average of its loan exposures and adjusted for relevant environmental factors.

Amounts determined to be uncollectible are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.

Asset Securitizations

When the Group transfers financial assets to securitization trusts in securitizations of mortgage or other loan portfolios, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. Gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue. To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests are recognized using the effective yield method. Securitization trusts that meet the criteria for QSPEs, as defined in SFAS 140, are not consolidated.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of premises is 25 to 50 years and for furniture and equipment is 3 to 10 years. Leasehold improvements are depreciated on a straight-line basis over the term of the lease or the estimated useful life of the improvement, whichever is shorter, generally 3 to 15 years. Depreciation and amortization of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other noninterest revenues.

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software is ready for use, are expensed as incurred.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets, which includes servicing rights related to asset securitizations, are amortized over their estimated useful lives. Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition and is amortized on a straight-line basis over a period not exceeding fifteen years. Other intangible assets are amortized over a period of 3 to 15 years.

Impairment

Securities available for sale, equity method and direct investments (including venture capital companies and non-marketable securities) are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

Goodwill, other intangible assets, and property, plant, and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held for use are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset held for disposal, an impairment charge is recorded based on the lower of the asset's carrying value or net realizable value.

Income Taxes

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements, using the provisions of the appropriate jurisdictions' tax laws. Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences, net operating loss carryforwards and tax credits. The amount of deferred tax assets is reduced by a valuation reserve, if necessary, to the amount that based on available evidence will more likely than not be realized.

Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

Share-Based Compensation

The Group has elected to account for its share awards under the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value-based method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amcunt an employee must pay, if any, to acquire the shares. Compensation expense is recorded over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited.

The Group records its obligations under outstanding deferred share awards in shareholders' equity as share awards – common shares issuable. The related deferred compensation is also included in shareholders' equity. These classifications are based upon the Group's intent to settle these awards with its common shares. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.

The Group discloses pro forma net income and earnings per share under the fair value method prescribed by SFAS 123.

Comprehensive Income

Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses on foreign currency translation and on securities available for sale, net of applicable deferred income taxes and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. It also includes, where applicable, adjustments to insurance policyholder liabilities and deferred acquisition costs. Comprehensive income does not include changes in the fair value of non-marketable securities, traditional credit products and other assets generally carried at cost.

Cash Flow Statement

For purposes of the Consolidated Cash Flow Statement, the Group's cash and cash equivalents are cash and due from banks.

Insurance Activities

Insurance Premiums and Policyholder Benefits and Claims. Insurance premiums from long duration life and health contracts are earned when due. Premiums from short duration contracts, primarily property and casualty, are earned over the period of the contract in proportion to the amount of insurance protection provided. The Group does not have significant reinsurance activities. Policyholder benefits and claims are associated with premiums by means of the insurance policy and claim reserves and other insurance activity related expenses.

Deferred Acquisition Costs. Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts, principally commissions, certain underwriting and agency expenses and the costs of issuing policies are deferred to the extent that they are recoverable from future earnings. Deferred acquisition costs for non-life business are amortized over the premium-paying period of the related policies. Deferred acquisition costs of life business are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits or estimated gross margins expected to be realized.

Insurance liabilities. Benefit reserves for life business, annuities and health policies have been computed based upon mortality, morbidity, persistency and the interest rate assumptions applicable to these coverages, including provisions for adverse deviation. Participating life contracts include provisions for terminal dividends. These assumptions consider Group experience and industry standards that may be revised if it is determined that future experience will differ substantially from those previously assumed.

The provision for premium refunds includes amounts allocated to policyholder accounts under relevant local statutory or contractual requirements as well as amounts that result from differences between these financial statements and statutory financial statements and that will reverse and enter into future deferred profit sharing calculations. Unrealized gains and losses in connection with the valuation of investments are also recognized in the provision for premium refunds to the extent that the policyholder will participate in such gains and losses on the basis of statutory or contractual regulations when they are realized.

Included in other insurance provisions and liabilities are property and casualty loss reserves which include estimates for both reported and unreported claims incurred and related claims adjustment expenses. Loss reserves for property and casualty insurance represent the estimated ultimate unpaid cost of all incurred claims and are adjusted regularly based on experience. Unearned premiums for property and casualty insurance included in other insurance provisions represent the unexpired portion of policy premiums.

Liabilities under unit-linked business where the investment risk is borne by the contract holders represent funds for contracts in which investment income and investment gains and losses accrue directly to the contract holders, as well as reserves for mortality risks and expenses related to those contracts. The assets related to these accounts are legally segregated and are not subject to claims that arise out of any other business of the Group. The assets are carried at fair value. Deposits received under unit-linked business have been reduced for amounts assessed for management services and risk premiums.

Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues and related liability increases are excluded from policyholder benefits and claims.

In determining insurance reserves, the Group performs a continuing review of its overall position, its reserving techniques and its reinsurance. Since the reserves are based on estimates, the ultimate liability may be more or less than carried reserves. The effects of changes in such estimated reserves are included in the Consolidated Statement of Income in the period in which the estimates are changed.

Recent Accounting Developments

SFAS 141 and 142. In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed on an ongoing basis. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. The annual amortization of this goodwill was estimated at € 815 million for 2002. The Group continues to evaluate the additional effects, if any, that the adoption of SFAS 141 and SFAS 142 will have on the Group's consolidated financial statements.

SFAS 144 . In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), for the disposal of a segment of a business. This Statement also amends ARB No. 51, "Consolidated Financial Statements" ("ARB 51"), to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS 144 is effective for fiscal years beginning after December 15, 2001. Upon adoption all long-lived assets to be disposed of and discontinued operations shall be measured at the lower of carrying amount or fair value less cost to sell. This Statement also broadens the existing definition of discontinued operations to include a component of an entity (rather than a segment of a business). The adoption of SFAS 144 will not have a material impact on the Group's consolidated financial statements.

[2] Impact of Changes in Accounting Principles

SFAS 133

Effective January 1, 2001, the Group adopted SFAS 133. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives on the balance sheet as assets or liabilities measured at fair value. The change in a derivative's fair value is generally recognized in current period earnings or equity. Upon adoption of SFAS 133, the Group recorded a net transition expense of € 207 million, net of an income tax benefit of € 118 million, as a cumulative effect of a change in accounting principle in the Consolidated Statement of Income. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately. As permitted by SFAS 133, upon adoption the Group transferred debt securities with a fair value of € 22,101 million from securities available for sale to trading assets and recognized the related unrealized gains of € 150 million in earnings for the year ended December 31, 2001.

SFAS 140

Effective April 1, 2001, the Group adopted SFAS 140, a replacement of FASB Statement No. 125. SFAS 140 carries forward most of the provisions of SFAS 125. It requires additional disclosures for collateral and securitization transactions, which were effective for fiscal years ending after December 15, 2000. Effective for the quarter commencing April 1, 2001, it also includes revised criteria, to be applied prospectively, for the transfer of assets and QSPEs. The adoption of SFAS 140 did not have a material impact on the Group's consolidated financial statements.

EITF 99-20

Effective April 1, 2001, the Group adopted EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 provides new guidance regarding income recognition and determination of impairment on certain asset-backed securities held as investments, with particular impact on those investments held outside of trading accounts. The adoption of EITF 99-20 did not have a material impact on the Group's consolidated financial statements.

[3] Acquisitions and Dispositions

On June 4, 1999, the Group acquired all of the outstanding common shares of Bankers Trust Corporation ("Bankers Trust"), a registered bank holding company located in the United States, for a purchase price in cash of approximately U.S.$ 9.2 billion. Deutsche Bank accounted for this acquisition as a purchase. A portion of the purchase price has been allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition while the remaining balance of U.S.$ 6.9 billion was recorded as goodwill. In the period from the acquisition to December 31, 2001, the goodwill arising from this transaction was amortized on a straight-line basis based upon an estimated useful life of 15 years. The results of operations of Bankers Trust are included in the consolidated financial statements of the Group beginning June 5, 1999.

The Group acquired National Discount Brokers Group, Inc. ("NDB") in two steps with control being achieved in November 2000. The total purchase price was approximately U.S.$ 1.0 billion. The acquisition was accounted for as a purchase, which resulted in the recording of goodwill of U.S.$ 616 million. In the period from the acquisition to December 31, 2001, goodwill was amortized on a straight-line basis based upon an estimated useful life of 15 years. In September 2001, Deutsche Bank sold NDB's on-line brokerage business to Ameritrade Holding Corp., which reduced goodwill related to the NDB acquisition by U.S.$ 146 million. As a result of this transaction, the Group owns approximately 13 % of Ameritrade Holding Corp.

During 2001, Deutsche Bank decided that its commercial finance operation in North America was no longer a core business and committed to a plan to dispose of it. The business was transferred to the Corporate Investments Group Division and valued at the lower of carrying value or fair value less cost to sell.

While management's estimate of fair value is based on an analysis of the business and valuations M&A activity in the U.S. commercial finance industry remained weak when preparing such valuations. Consequently, the price ultimately realized for the business could differ materially from the current estimate of fair value.

[4] Trading Assets and Trading Liabilities

The components of these accounts, which are carried at fair value, are as follows:

in € m.	31.12.2001	31.12.2000
Bonds and other fixed-income securities	150,698	148,005
Equity shares and other variable-yield securities	77,683	77,859
Positive market values from derivative financial instruments[a]	60,622	56,466
Other trading assets	4,650	2,541
Trading assets	**293,653**	**284,871**
Bonds and other fixed-income securities	48,784	40,430
Equity shares and other variable-yield securities	18,346	25,957
Negative market values from derivative financial instruments[a]	54,199	57,564
Trading liabilities	**121,329**	**123,951**

[a] Derivatives under master netting agreements are shown net.

[5] Securities Available for Sale

The fair value, amortized cost and gross unrealized holding gains and losses for the Group's securities available for sale follow:

in € m.	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	31.12.2001 Amortized Cost
Debt securities				
German government	4,339	66	(9)	4,282
U.S. Treasury and U.S. government agencies	192	0	0	192
U.S. local (municipal) governments	50	0	0	50
Other foreign governments	14,676	229	(210)	14,657
Corporates	22,116	643	(193)	21,666
Other asset-backed securities	3,189	12	(2)	3,179
Mortgage-backed securities, principally obligations of U.S. Federal agencies	1,083	21	(1)	1,063
Other debt securities	1,857	55	(1)	1,803
Equity securities				
Equity shares	22,600	10,022	(750)	13,328
Investment certificates and mutual funds	1,507	48	(13)	1,472
Other	57	36	0	21
Total securities available for sale	**71,666**	**11,132**	**(1,179)**	**61,713**

in € m.	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	31.12.2000 Amortized Cost
Debt securities				
German government	634	11	(5)	628
U.S. Treasury and U.S. government agencies	172	0	(1)	173
U.S. local (municipal) governments	17	0	0	17
Other foreign governments	16,902	277	(227)	16,852
Corporates	37,200	1,360	(797)	36,637
Other asset-backed securities	4,252	35	(53)	4,270
Mortgage-backed securities, principally obligations of U.S. Federal agencies	3,803	21	(51)	3,833
Other debt securities	200	17	0	183
Equity securities				
Equity shares	27,136	14,493	(607)	13,250
Investment certificates and mutual funds	1,769	128	(15)	1,656
Other	165	45	(6)	126
Total securities available for sale	**92,250**	**16,387**	**(1,762)**	**77,625**

in € m.	Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	31.12.1999 Amortized Cost
Debt securities				
German government	3,453	13	(15)	3,455
U.S. Treasury and U.S. government agencies	721	0	(10)	731
U.S. local (municipal) governments	16	0	0	16
Other foreign governments	20,768	485	(250)	20,533
Corporates	31,499	1,463	(705)	30,741
Other asset-backed securities	1,157	10	(59)	1,206
Mortgage-backed securities, principally obligations of U.S. Federal agencies	5,968	52	(60)	5,976
Other debt securities	86	3	(5)	88
Equity securities				
Equity shares	31,460	19,037	(196)	12,619
Investment certificates and mutual funds	1,500	482	(6)	1,024
Other	193	42	(9)	160
Total securities available for sale	**96,821**	**21,587**	**(1,315)**	**76,549**

At December 31, 2001, securities issued by DaimlerChrysler AG with a fair value of € 5.9 billion were the only securities of an individual issuer that exceeded 10 % of the Group's total shareholders' equity.

The components of gains (losses) on securities available for sale as reported in the Consolidated Statement of Income follow:

in € m.	2001	2000	1999
Debt securities – gross realized gains	405	268	374
Debt securities – gross realized losses[a]	(256)	(363)	(257)
Equity securities – gross realized gains	2,376	4,288	2,284
Equity securities – gross realized losses[b]	(1,009)	(523)	(251)
Total net gains on securities available for sale	**1,516**	**3,670**	**2,150**

[a] Includes € 27 million of write-downs for other than temporary impairment for the year ended December 31, 2001.
[b] Includes € 401 million of write-downs for other than temporary impairment for the year ended December 31, 2001.

On January 1, 2001, the Group transferred debt securities with a fair value of € 14.9 billion from trading assets to securities available for sale. There was no impact on earnings from this transfer which primarily involved securities issued by German and other foreign governments. Prior to 2001, these securities were risk managed together with derivatives which were classified as trading mainly due to contemporaneous hedge documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Beginning 2001, these securities are hedged in accordance with the Group's management practices with derivatives that qualify for hedge accounting and were reclassified accordingly.

In 2000, the Group transferred certain portfolios, consisting of mutual funds with an aggregate cost of € 170 million, from securities available for sale to trading assets.

These available for sale securities were not subject to active risk management or included in market risk reporting. Management concluded that the market risk management on these securities would be enhanced by moving responsibility for them to the risk managers of the Group's trading portfolio. The resulting gross gain on the transfer of € 337 million was recognized in net gains on securities available for sale for the year ended December 31, 2000.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group's securities available for sale at December 31, 2001:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total	
in € m.	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**
German government	493	5.50 %	1,025	6.11 %	2,188	5.49 %	633	5.74 %	4,339	5.67 %
U.S. Treasury and U.S. government agencies	144	2.63 %	14	4.50 %	9	7.61 %	25	8.68 %	192	3.78 %
U.S. local (municipal) governments	9	3.52 %	0	–	38	4.06 %	3	5.33 %	50	4.02 %
Other foreign governments	2,760	4.91 %	4,408	5.70 %	3,121	5.37 %	4,387	5.63 %	14,676	5.46 %
Corporates	1,970	5.25 %	8,382	5.32 %	9,780	5.58 %	1,984	6.72 %	22,116	5.56 %
Other asset-backed securities	0	–	1	2.71 %	273	5.52 %	2,915	5.75 %	3,189	5.73 %
Mortgage-backed securities, principally obligations of U.S. federal agencies	0	–	34	7.60 %	129	5.58 %	920	6.91 %	1,083	6.78 %
Other debt securities	1,833	2.58 %	7	4.04 %	17	4.37 %	0	–	1,857	2.61 %
Total fair value	**7,209**		**13,871**		**15,555**		**10,867**		**47,502**	
Total amortized cost	**7,132**		**13,581**		**15,246**		**10,933**		**46,892**	

[6] Other Investments

The following table summarizes the composition of other investments:

in € m.	**31.12.2001**	**31.12.2000**
Equity method investments	5,344	4,581
Investments held by designated investment companies	274	537
Other equity interests	6,379	7,641
Total	**11,997**	**12,759**

Equity Method Investments

Investments for which the Group has significant influence, generally evidenced by a 20 % to 50 % ownership of the voting stock of a corporation or 3 % or more of a limited partnership, are accounted for under the equity method of accounting. These investments totaled € 5.3 billion and € 4.6 billion at December 31, 2001 and 2000, respectively. The aggregate market value of the investments for which a quoted market price was available amounted to € 592 million at December 31, 2001. These investments had an aggregated carrying value of € 546 million. The Group's pro-rata share of the investees' income or loss determined on a U.S. GAAP basis was a loss of € 278 million and income of € 338 million for the years ended December 31, 2001 and 2000, respectively. In addition, amortization of goodwill of € 31 million and € 26 million for the years ended December 31, 2001 and 2000, respectively, and write-offs for other than temporary impairments of € 113 million for the year ended December 31, 2001 were included in net income (loss) from equity investments.

Related party loans to equity method investees amounted to € 1,348 million and € 685 million at December 31, 2001 and 2000, respectively. All loans to three equity method investees amounting to € 181 million were on non-accrual status as of December 31, 2001. At December 31, 2000 loans totaling € 85 million to two equity method investees were on non-accrual status.

At December 31, 2001, the following investees represented 75 % of the carrying value of equity method investments:

Investment	Ownership in %
AIH Agrar-Industrie-Holding GmbH, Mannheim	25.00 %
Arrow Property Investments Limited, London	46.18 %
Banca di Cividale S.p.A., Udine	30.00 %
Banque de Luxembourg S.A., Luxembourg	28.95 %
Cassa di Risparmio di Asti S.p.A., Asti	20.00 %
CONSORTIA Versicherungs-Beteiligungs-gesellschaft mbH, Frankfurt am Main	30.00 %
DBG Osteuropa-Holding GmbH, Frankfurt am Main	50.00 %
Deutsche European Partners IV, London	24.46 %
Deutsche EuroShop AG, Eschborn/Ts.	44.91 %
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.64 %
DIVAFON Beteiligungsgesellschaft mbH, Frankfurt am Main	48.00 %
Gerling-Konzern Versicherungs-Beteiligungs-AG, Köln	30.00 %
Grands Magasins B S.A., Paris[a]	21.49 %
IMLY B.V., Rotterdam	39.99 %
K & N Kenanga Holdings Bhd, Kuala Lumpur	16.59 %
MEFIS Beteiligungsgesellschaft mbH, Eschborn/Ts.	43.00 %
Morgan Grenfell Equity Partners, London	25.71 %
NÜRNBERGER Beteiligungs-AG, Nürnberg[b]	15.13 %
Orbis S.A., Warsaw	10.37 %
Philipp Holzmann Aktiengesellschaft, Frankfurt am Main	19.55 %
RHEIN-NECKAR BANKBETEILIGUNG GMBH, Stuttgart	49.07 %
SEBA Beteiligungsgesellschaft mbH, Frankfurt am Main	50.00 %
The Kinetics Group, Inc., Santa Clara	33.60 %
United Biscuits (Equity) Ltd., Hayes	20.50 %
Westfälische Hypothekenbank AG, Dortmund	25.00 %

[a] 42.39 % direct and indirect holdings
[b] 26.4 % direct and indirect holdings; 79 % of the total holdings were sold in January 2002.

The overall loss of € 278 million for the year ended December 31, 2001 is comprised of the Group's pro-rata share of investees' net income of € 172 million and net losses of € 450 million. Seven equity method investments with a carrying value of € 1,250 million, representing 23 % of the total carrying value of equity method investments, contributed 75 % of the aggregated net losses of € 450 million. Aggregated total assets of these investees were € 47.5 billion at December 31, 2001. Nineteen investments with a carrying value of € 768 million, representing 14 % of the total carrying value of equity method investees, contributed 51 % of the aggregated net income of € 172 million. Aggregated total assets of these investees were € 79.9 billion at December 31, 2001.

For the year ended December 31, 2000 the Group's pro-rata share of investees' net income of € 338 million was comprised of income of € 534 million and losses of € 196 million.

Investments held by Designated Investment Companies

The underlying investment holdings of the Group's designated investment companies are carried at fair value, and totaled € 274 million and € 537 million at December 31, 2001 and 2000, respectively. The decrease of € 263 million during the year ended December 31, 2001 was primarily due to a significant decline in the fair value of the investments. The Group's designated investment companies, all of which are 100 % owned, consist of Small Business Investment Companies ("SBICs"), and one non-SBIC subsidiary in Germany.

Other Equity Interests

Other equity interests totaling € 6.4 billion and € 7.6 billion at December 31, 2001 and 2000, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and non-marketable securities. These investments are generally accounted for at historical cost, net of write-offs for other than temporary impairments. The write-offs for other than temporary impairments of these investments amounted to € 968 million and € 128 million for the years ended December 31, 2001, and 2000, respectively.

[7] Loans

The following table summarizes the composition of loans:

in € m.	31.12.2001	31.12.2000
German		
Banks and insurance	7,444	11,068
Manufacturing	12,612	13,507
Households (excluding mortgages)	13,509	13,920
Households – mortgages	35,283	34,593
Public sector	20,752	22,531
Wholesale and retail trade	6,559	8,865
Commercial real estate activities	28,311	24,695
Lease financing	436	3,107
Other	22,878	27,907
Total German	**147,784**	**160,193**
Non-German		
Banks and insurance	18,954	25,919
Manufacturing	19,462	21,253
Households (excluding mortgages)	7,873	8,832
Households – mortgages	3,718	1,112
Public sector	2,817	3,144
Wholesale and retail trade	9,139	12,680
Commercial real estate activities	9,946	7,864
Lease financing	3,263	4,500
Other	43,131	37,133
Total Non-German	**118,303**	**122,437**
Gross loans	**266,087**	**282,630**
Less: Unearned income	664	1,225
Less: Allowance for loan losses	5,585	6,745
Total loans, net	**259,838**	**274,660**

The "other" category included no single industry group with aggregate borrowings from the Group in excess of 10 % of the total loan portfolio at December 31, 2001.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. There were € 1.6 billion and € 1.8 billion of related party loans (excluding loans to equity method investees) outstanding at December 31, 2001 and December 31, 2000, respectively.

Impaired Loans

This table sets forth information about the Group's impaired loans:

in € m.	31.12.2001	31.12.2000	31.12.1999
Total impaired loans[(a)]	10,797	10,296	10,913
Allowance for impaired loans under SFAS 114[(b)]	3,720	4,577	4,609
Average balance of impaired loans during the year	10,363	7,399	8,647
Interest income recognized on impaired loans during the year	248	376	242

[(a)] Included in these amounts are € 8.2 billion, € 8.5 billion and € 8.3 billion as of December 31, 2001, 2000 and 1999, respectively that require an allowance. The remaining impaired loans do not require a specific allowance because either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceed the recorded investment.

[(b)] The allowance for impaired loans under SFAS 114 is included in the Group's allowance for loan losses.

[8] Allowances for Credit Losses

The allowances for credit losses consist of an allowance for loan losses and an allowance for credit losses on lending-related commitments.

The following table shows the activity in the Group's allowance for loan losses:

in € m.	2001	2000	1999
Balance, beginning of year	**6,745**	**7,281**	**6,516**
Provision for loan losses	1,024	478	725
Net charge-offs	**(1,988)**	**(1,221)**	**(789)**
Charge-offs	(2,055)	(1,296)	(839)
Recoveries	67	75	50
Allowance related to acquisitions/divestitures	(156)	44	594
Foreign currency translation	(40)	163	235
Balance, end of year	**5,585**	**6,745**	**7,281**

The following table shows the activity in the Group's allowance for credit losses on lending-related commitments:

in € m.	2001	2000	1999
Balance, beginning of year	**453**	**569**	**642**
Releases of provision for credit losses	(30)	(33)	(88)
Net charge-offs	(22)	(34)	(3)
Allowance related to acquisitions/divestitures	(2)	5	28
Foreign currency translation	97	(54)	(10)
Balance, end of year	**496**	**453**	**569**

[9] Asset Securitizations

In the normal course of business, the Group accounts for transfers of financial assets in securitization transactions as sales when certain criteria are met, otherwise they are accounted for as secured borrowings. These financial assets are then sold by the securitization trusts to third parties as debt instruments. The third party investors and the securitization trusts have no recourse to the Group's other assets for failure of debtors to perform under the original terms of the underlying financial assets. The Group may retain interests in the assets created in the securitization trusts.

For the years ended December 31, 2001 and 2000, the Group recognized € 168 million and € 48 million, respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.

The following table summarizes certain cash flows received from and paid to securitization trusts during 2001 and 2000:

in € m.	Commercial Corporate Loans		Marine and Recreational Vehicle Loans		Residential and Commercial Mortgage Loans		Revolving Commercial Finance Loans	
	2001	2000	2001	2000	2001	2000	2001	2000
Proceeds from new securitizations	0	0	977	0	6,573	6,200	938	4,299
Proceeds from collections reinvested in new trust receivables	0	0	0	0	0	0	18,520	18,201
Servicing fees received	4	6	7	8	15	11	81	74
Cash flows received on retained interests	49	65	13	21	56	21	128	80
Other cash flows received from (paid to) securitization trusts	0	0	16	2	0	0	(16)	(102)

At December 31, 2001, the key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on the carrying amount/fair value are as follows:

in € m.	Commercial Corporate Loans	Marine and Recreational Vehicle Loans	Residential and Commercial Mortgage Loans[a]	Revolving Commercial Finance Loans[b]
Carrying amount/fair value of retained interests	**126**	**112**	**179**	**1,102**
Prepayment speed (current assumed)	**3.00 %**	**19.34 %**	**12.50 %**	**28.95 %**
Impact on fair value of 10 % adverse change	0	(5)	(6)	(7)
Impact on fair value of 20 % adverse change	0	(9)	(12)	(13)
Default rate (current assumed)	**0.37 %**	**0.15 %**	**2.67 %**	**0.34 %**
Impact on fair value of 10 % adverse change	(1)	(2)	(7)	(4)
Impact on fair value of 20 % adverse change	(2)	(4)	(14)	(8)
Discount factor (current assumed)	**11.38 %**	**9.26 %**	**14.37 %**	**10.79 %**
Impact on fair value of 10 % adverse change	0	(3)	(6)	(2)
Impact on fair value of 20 % adverse change	0	(5)	(12)	(4)

[a] Excluded from the retained interest amounts for Residential and Commercial Mortgage Loans are Commercial Mortgage Interest Only Bonds in the amount of € 146 million. These are short duration assets priced within the base case using conservative prepayment speeds which assume all underlying loans within the securitized pool are paid off at the earliest possible point in time after the expiration of contractual limitations.

[b] Included in the retained interest amounts for Revolving Commercial Finance Loans are seller's certificates in the amount of € 912 million, which represent a pro-rata share of undivided interests in a pool of loans sold into a Master Trust and outstanding at December 31, 2001 and which do not provide direct credit enhancement to the certificates sold to investors.

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might counteract the sensitivities.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2001 were not significantly different from the current assumptions in the above table.

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2001 and 2000:

	Commercial Corporate Loans		Marine and Recreational Vehicle Loans		Residential and Commercial Mortgage Loans		Revolving Commercial Finance Loans	
in € m.	2001	2000	2001	2000	2001	2000	2001	2000
Total principal amount of loans	1,819	2,995	1,684	1,400	15,278	12,383	5,664	4,758
Principal amount of loans 90 days or more past due	31	14	2	2	82	14	8	3
Net credit losses	1	1	12	11	21	14	24	19

The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

[10] Assets Pledged and Received as Collateral

The carrying value of the Group's assets pledged (primarily for borrowings, deposits, and securities sold under repurchase agreements) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group's assets are as follows:

in € m.	31.12.2001	31.12.2000
Interest-earning deposits with banks	2,027	567
Trading assets	42,244	4,258
Securities available for sale	1,675	27,377
Loans	12,557	15,043
Premises and equipment	347	383
Total	**58,850**	**47,628**

At December 31, 2001, the Group has received collateral with a fair value of € 217.7 billion arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. € 201.8 billion relates to collateral that the Group has received and repledged used primarily to cover short sales and for securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting in accordance with FIN 41.

[11] Premises and Equipment, net

An analysis of premises and equipment, including assets under capital leases, follows:

in € m.	31.12.2001	31.12.2000
Land	1,655	1,218
Buildings	6,293	5,149
Leasehold improvements	1,513	1,306
Furniture and equipment	3,772	6,386
Purchased software	737	704
Self-developed software	998	754
Construction-in-progress	237	378
Total	**15,205**	**15,895**
Less: Accumulated depreciation and amortization	5,399	5,511
Premises and equipment, net[a]	**9,806**	**10,384**

[a] Amounts at December 31, 2001 and 2000 include € 2.5 billion and € 3.0 billion, respectively, of net book value of premises and equipment held for investment purposes.

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs required under the Group's capital leases at December 31, 2001, were as follows:

in € m.	31.12.2001
2002	164
2003	163
2004	160
2005	153
2006	152
2007 and later	1,646
Total future minimum lease payments	**2,438**
Less: Amount representing interest	1,446
Present value of minimum lease payments	**992**

At December 31, 2001, the total minimum sublease rentals to be received in the future under subleases are € 1.1 billion. Contingent rental expense incurred during the year ended December 31, 2001, was € 3 million.

The future minimum lease payments, excluding executory costs required under the Group's operating leases at December 31, 2001, were as follows:

in € m.	31.12.2001
2002	596
2003	489
2004	429
2005	349
2006	284
2007 and later	1,571
Total future minimum lease payments	**3,718**
Less: Minimum sublease rentals	242
Net minimum lease payments	**3,476**

The following shows the net rental expense for all operating leases:

in € m.	2001	2000	1999
Gross rental expense	970	905	872
Less: Sublease rental income	79	121	145
Net rental expense	**891**	**784**	**727**

[12] Intangible Assets, net

An analysis of goodwill and other intangible assets follows:

in € m.	31.12.2001	31.12.2000
Goodwill	12,241	11,912
Accumulated amortization	(3,500)	(2,535)
Goodwill, net	**8,741**	**9,377**
Other intangible assets	238	129
Accumulated amortization	(32)	(27)
Other intangible assets, net	**206**	**102**
Total intangible assets, net	**8,947**	**9,479**

[13] Other Short-term Borrowings

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Central bank funds purchased and commercial paper generally mature within 90 days. Components of other short-term borrowings include:

in € m.	31.12.2001	31.12.2000
Central bank funds purchased	8,076	25,863
Commercial paper	14,251	17,107
Other	6,221	17,901
Total	**28,548**	**60,871**

For the year ended December 31, 2001, goodwill increased by € 329 million. This was due to an increase of € 466 million resulting from the impact of the foreign currency translation of the goodwill, which is primarily denominated in U.S. dollars, offset by a net decrease of € 137 million from acquisitions and dispositions of subsidiaries.

Effective January 1, 2002, as required by SFAS 142, goodwill will no longer be amortized but will be subject to annual tests for impairment.

[14] Long-term Debt

Deutsche Bank issues fixed and floating rate long-term debt denominated in various currencies, although predominately in euros.

Fixed rate debt outstanding at December 31, 2001 matures at various dates through 2050 and carries contractual interest rates ranging from 0.01 % to 18.00 %. The consolidated weighted-average interest rates on fixed rate debt at December 31, 2001 and 2000 were 5.12 % and 5.44 %, respectively. Floating rate debt outstanding, with contractually determined interest rates ranging from 0.08 % to 11.64 % at December 31, 2001, matures at various dates through 2050. The consolidated weighted-average contractual interest rates on floating rate debt at December 31, 2001 and 2000 were 3.84 % and 5.43 %, respectively.

The following table is a summary of the Group's long-term debt:

By remaining maturities in € m.	Due in 2002	Due in 2003	Due in 2004	Due in 2005	Due in 2006	Due after 2006	Total 31.12.2001	Total 31.12.2000
Senior debt								
Mortgage bonds[a]								
Fixed rate	5,926	5,008	9,043	5,000	6,500	17,024	48,501	45,910
Floating rate	2,916	1,300	602	952	502	1,943	8,215	7,644
Other bonds and notes								
Fixed rate	6,169	10,514	7,053	8,054	2,206	25,777	59,773	45,889
Floating rate	1,887	5,866	6,520	6,116	3,993	14,785	39,167	43,545
Subordinated debt								
Bonds and notes[b]								
Fixed rate	2,038	2,147	98	300	1,509	2,793	8,885	9,318
Floating rate	91	233	311	102	0	1,630	2,367	2,178
Total	**19,027**	**25,068**	**23,627**	**20,524**	**14,710**	**63,952**	**166,908**	**154,484**

[a] Includes bonds known as "Pfandbriefe", which are issued by German mortgage banks.

[b] Includes DM 1.2 billion and DM 1.4 billion in nominal amounts of bearer participatory certificates which mature on December 31, 2002 and 2003, respectively. These certificates carry an annual dividend rate of 9 % and 8.75 %, respectively, and will be redeemed, subject to the stipulations on loss participation, on June 30, 2003 and June 30, 2004, respectively. These dividends have priority over the rights of shareholders to share in the Group profits. During 2001, DM 75 million was extinguished from the second tranche.

Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified:

	31.12.2001[a]	31.12.2000[a]
Senior debt		
Mortgage bonds		
Fixed rate	0.01 % – 8.45 %	0.01 % – 8.45 %
Floating rate[b]	3.03 % – 5.89 %	3.41 % – 9.65 %
Other bonds and notes		
Fixed rate	0.02 % – 16.00 %	0.98 % – 14.25 %
Floating rate	0.08 % – 11.64 %	0.94 % – 14.38 %
Subordinated debt		
Bonds and notes		
Fixed rate	0.88 % – 18.00 %	3.05 % – 9.40 %
Floating rate	0.70 % – 8.00 %	3.72 % – 10.50 %

[a] The Group issues senior and subordinated long-term debt denominated in various currencies. Interest rates on Japanese Yen denominated debt represent the lower end of the range while interest rates on South African Rand denominated debt represent the higher end of the range.
[b] Excludes approximately € 1.4 billion and € 285 million in 2001 and 2000, respectively, which relates to unusually-priced structured transactions with floating interest rates ranging from 1.79 % to 11.23 %.

The weighted-average effective interest rates for total long-term debt were 4.73 % and 5.45 % at December 31, 2001 and December 31, 2000, respectively.

The interest rates for the floating rate debt issues are generally based on LIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

The Group enters into various transactions related to the debt it issues. This debt may be traded or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains during 2001 and 2000 were insignificant.

[15] Trust Preferred Securities

The Group has formed fourteen statutory business trusts, of which the Group owns all of the common securities and which it consolidates into the Group's financial statements. These trusts have no independent assets or operations, and exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures or noncumulative preferred securities, respectively, within the Group.

The Group's trust preferred securities at December 31, 2001 and 2000 totaled € 4.1 billion and € 3.9 billion, respectively, comprised of € 1.5 billion and € 1.4 billion cumulative trust preferred securities (net of deferred issuance costs and unamortized discount), respectively, and € 2.6 billion and € 2.5 billion noncumulative trust preferred securities, respectively.

Cumulative Trust Preferred Securities

The junior subordinated debentures, which are the sole assets of the trusts, are unsecured obligations of the Group, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of the Group. The principal amount of subordinated debentures held by each trust equals the aggregate liquidation amount of its trust securities and its common securities. The subordinated debentures bear interest at the same rate, and will mature on the same date, as the corresponding trust securities. The debentures are redeemable prior to the stated maturity at the option of the Group during the redemption periods described below.

The cumulative trust preferred securities are eligible for inclusion in the Group's supplementary capital.

A summary of the cumulative trust preferred securities issued and outstanding follows:

	Aggregate Liquidation Amount of Trust Preferred Securities at 31.12.2001	Aggregate Liquidation Amount of Trust Preferred Securities at 31.12.2000	Per Annum Interest Rate of Debentures and Trust Preferred Securities	Interest Payment Dates	Stated Maturity of Debentures and Trust Preferred Securities	Earlier Maturity Date[a]	Redemption Period of Debentures on or after
BT Institutional Capital Trust A	€ 312 m.	€ 296 m.	8.09%	1.6., 1.12.	1.12.2026	–	1.12.2006
BT Institutional Capital Trust B	€ 180 m.	€ 171 m.	7.75%	1.6., 1.12.	1.12.2026	–	1.12.2006
BT Capital Trust B	€ 233 m.	€ 220 m.	7.90%	15.1., 15.7.	15.1.2027	15.1.2017	15.1.2007
BT Preferred Capital Trust I[b]	€ 283 m.	€ 269 m.	8.13%	31.3., 30.6. 30.9., 31.12.	1.2.2037	1.2.2002	1.2.2002
BT Preferred Capital Trust II	€ 230 m.	€ 218 m.	7.88%	25.2., 25.8.	25.2.2027	25.2.2012	25.2.2007
BTC Capital Trust I[c]	€ 236 m.	€ 238 m.	3 month LIBOR plus 0.75%	30.3., 30.6. 30.9., 30.12.	30.12.2026	–	30.12.2006
Total[d]	**€ 1,474 m.**	**€ 1,412 m.**					

[a] The maturity dates may be shortened under certain circumstances.
[b] Outstanding shares were redeemed at par on February 28, 2002.
[c] During 2001, the Group repurchased approximately € 15 million BTC Capital Trust I securities.
[d] Excludes deferred issuance costs and unamortized discount of € 13 million and € 6 million at December 31, 2001 and 2000, respectively.

Noncumulative Trust Preferred Securities

The noncumulative preferred securities, which are the sole assets of the trusts, evidence preferred ownership interest in limited liability companies which are wholly-owned subsidiaries of the Group. The limited liability companies invest the proceeds from the noncumulative preferred securities in subordinated notes issued by the Group. Interest on the subordinated notes will be paid to the limited liability companies on the dates described in the table below. Amounts available to the trusts for distribution to the holders of the noncumulative trust preferred securities will be limited to distributions received by the trusts from the limited liability companies with respect to the noncumulative preferred securities. The terms of the noncumulative trust preferred securities are substantially identical to the terms of the noncumulative preferred securities and do not have any scheduled maturity date. Capital payments on the trust preferred securities are discretionary and noncumulative and are expected to be paid out of capital payments received by the trusts. Upon redemption of the noncumulative preferred securities, the trust must redeem a corresponding number of the trust preferred securities. The noncumulative preferred securities are redeemable at the option of the Group after expiry of individual periods between 5 and 30 years.

The noncumulative trust preferred securities are eligible for inclusion in the Group's core capital.

A summary of the noncumulative trust preferred securities issued and outstandings follows:

	Aggregate Liquidation Amount of Trust Preferred Securities at 31.12.2001	Aggregate Liquidation Amount of Trust Preferred Securities at 31.12.2000	Per Annum Interest Rate of Notes	Interest Payment Dates
Deutsche Bank Capital Funding Trust I[(a)]	€ 760 m.	€ 699 m.	7.87 %	30.6., 30.12.
Deutsche Bank Capital Funding Trust II	€ 249 m.	€ 236 m.	7.75 %	30.3., 30.6., 30.9., 30.12.
Deutsche Bank Capital Funding Trust III	€ 500 m.	€ 500 m.	6.60 %	30.3., 30.6., 30.9., 30.12.
Deutsche Bank Capital Trust I	€ 361 m.	€ 342 m.	3 month LIBOR + 1.70 %	30.3., 30.6., 30.9., 30.12.
Deutsche Bank Capital Trust II	€ 172 m.	€ 187 m.	5.20 %	30.6., 30.12.
Deutsche Bank Capital Trust III	€ 134 m.	€ 127 m.	3 month LIBOR + 1.90 %	30.3., 30.6., 30.9., 30.12.
Deutsche Bank Capital Trust IV	€ 184 m.	€ 174 m.	3 month LIBOR + 1.80 %	30.3., 30.6., 30.9., 30.12.
Deutsche Bank Capital Trust V	€ 255 m.	€ 242 m.	3 month LIBOR + 1.80 %	30.3., 30.6., 30.9., 30.12.
Total	**€ 2,615 m.**	**€ 2,507 m.**		

(a) Includes basis adjustments on qualified hedges of € 22.1 million.

The junior subordinated debentures, noncumulative preferred securities, subordinated notes and related income effects are eliminated in the consolidated financial statements.

[16] Common Shares and Share-Based Compensation Plans

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, no par value shares are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares.

Our shares have a nominal value of € 2.56. Common share activity was as follows:

Number of shares	2001	2000	1999
Common shares outstanding, beginning of year	**614,600,765**	**613,058,750**	**531,818,711**
Shares issued under employee benefit plans	5,054,400	2,171,526	1,900,074
Common shares issued	–	–	79,457,232
Shares purchased for treasury	(447,045,982)	(436,326,857)	(394,034,631)
Shares sold or distributed from treasury	441,866,442	435,697,346	393,917,364
Common shares outstanding, end of year	**614,475,625**	**614,600,765**	**613,058,750**

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. All such transactions were recorded in shareholders' equity and no revenue was recorded in connection with these activities.

Authorized and Conditional Capital

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for non-cash consideration. At December 31, 2001, Deutsche Bank had authorized but unissued capital of € 689,468,911 which may be issued at various dates through April 30, 2006 as follows:

Authorized Capital	Authorized Capital excluding Shareholders' Pre-Emptive Rights	Expiration Date
€ 103,645,941	–	30.4.2002
€ 127,822,970[a]	–	30.4.2003
€ 300,000,000	–	30.4.2004
–	€ 30,000,000	31.5.2005
€ 128,000,000[a]	–	30.4.2006

[a] Capital increase may be effected for non-cash contributions with the intent of acquiring a company or holdings in companies.

Deutsche Bank also has conditional capital of € 358,798,848. Conditional capital includes various instruments which may potentially be converted into common shares. At December 31, 2001, € 153,600,000 and € 80,000,000 of conditional capital is available for participatory certificates with warrants and/or convertible participatory certificates, bonds with warrants, and convertible bonds which may be issued in one or more issuances on or before April 30, 2002 and April 30, 2004, respectively.

In addition, Deutsche Bank has conditional capital totaling € 125,198,848 of which € 51,200,000 is related to option rights issued until May 10, 2003 under the DB Global Partnership Plan and € 40,000,000 is related to the option rights issued under the DB Global Share Plan and the db Share Plan. € 33,998,848 are available for the Global Equity Plan. These plans are described below.

The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly traded corporations whose investments reach certain thresholds to notify both the corporation and the German Securities Trading Supervisory Authority. On April 23, 1999, Allianz AG informed the Group that it held 4.93 % (corresponding to approximately 30.4 million shares) of the Group's share capital on such date. However, its annual report for 1999 indicated that as of December 31, 1999, Allianz AG held 5.6 % (corresponding to approximately 34.5 million) of the Group's shares. The Group assumes that this 5.6 % included trading positions. Allianz's consolidated financial statements included in its annual report for 2000 indicated that as of December 31, 2000, the Allianz group held 4.6 % (corresponding to approximately 28.3 million) of the Group's shares.

Share-Based Compensation

The Group recognized compensation expense related to its significant share-based compensation plans, described below, as follows:

in € m.	2001	2000	1999
DB Global Partnership	19	0	0
Global Equity Plan	302	236	110
DB Global Share Plan	4	0	0
db Share Plan	53	126	60
DB Share Scheme	726	890	521
Share Appreciation Rights Plans	93	54	44
Total	**1,197**	**1,306**	**735**

DB Global Partnership

Under the DB Global Partnership Plan ("DB Global Partnership"), the Group may grant various employees deferred share awards, performance options, and share appreciation rights.

DB Equity Units ("DB Equity Units") are deferred share awards, each of which entitles the holder to one of the Group's shares four years from the date of the grant, subject to certain exceptions. DB Equity Units are forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Approximately 339,000 DB Equity Units were granted in February 2002 related to the 2001 performance year.

Compensation expense for the DB Equity Units is recognized in the performance year as they relate to annual bonuses earned as part of compensation. During the year ended December 31, 2001, the Group recognized compensation expense of € 19 million. Compensation expense recorded in 2001 is based on the fair value of the award at the date of grant.

We grant an exceptional award to a selected group of employees as a retention incentive which is forfeited if the participant terminates employment for any reason prior to the end of a four year vesting period. Compensation expense for the exceptional award is recognized over the vesting period. Approximately 85,000 DB Equity Units were granted in February 2002, with an effective grant date of December 31, 2001.

Performance options ("Performance Options") are rights to purchase the Group's shares. The reference price is set at the higher of the fair market value of the Group's shares on the date of grant or an average of the fair market value of the Group's shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant. Performance Options are granted with an exercise price equal to 120 % of the reference price.

Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options will become exercisable at each of the second, third and fourth anniversaries of the grant date. However if the Group's shares trade at more than 130 % of the reference price for 35 consecutive trading days, the Performance Options will become exercisable on the later of the end of the 35-day trading period or the end of the two-year vesting period. In general, if a participant terminates employment prior to the end of the two-year vesting period, the participant will forfeit the Performance Options. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

Performance Options to acquire approximately 12 million of the Group's shares, with a strike price of € 89.96, were granted in February 2002 related to the 2001 performance year. No compensation expense was recognized for the year ended December 31, 2001 because the exercise price of the Performance Options exceeds the market price of the underlying shares on the date of grant.

Partnership Appreciation Rights ("PARs") are rights to receive a fixed cash bonus in an amount equal to 20 % of the reference price described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

Approximately 12 million PARs were granted in February 2002 related to the 2001 performance year. No compensation expense was recognized for the year ended December 31, 2001 as the PARs represent a cash bonus which are only exercisable in conjunction with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the fair market value of the Group's share market price on grant date.

Global Equity Plan

During 1998, 1999, and 2000, certain key employees of the Group participated in the Global Equity Plan ("GEP") and were eligible to purchase convertible bonds in 1,000 DM denominations at par. These bonds are convertible into 200 shares of Deutsche Bank AG common shares ("common shares") on the conversion date if specific performance criteria for the three-year period prior to the conversion date had been met. The conversion price was based on the average quoted price of a common share on the Frankfurt Stock Exchange (XETRA) on the five trading days before the conversion period started. A discount was applied to the exercise price at an amount that depended on the Group's performance criteria. The maximum discount the participant was eligible to receive was 66.67 %.

On October 16, 2001, the Board of Managing Directors gave approval to buy out the remaining participants in the Global Equity Plan at a fixed discount per underlying share. For purposes of the buy-out, the Group set the reference price at € 73.72 which was the average Frankfurt Stock Exchange (XETRA) price from November 19, 2001 to November 30, 2001 inclusive of those dates. Employees could accept the offer in a period from November 19, 2001 through December 7, 2001 (acceptance period).

As of December 31, 2001, 2,775 participants holding DM 55,429,000 (€ 28,340,398) bonds convertible into 11,085,800 shares accepted the offer and received cash payments totaling € 490,347,106. Participants holding DM 3,034,000 (€ 1,551,260) bonds convertible into 606,800 shares elected not to participate in the buy-out and remained in the Global Equity Plan.

As of December 31, 2001, convertible bonds outstanding for the remaining participants may be converted into 606,800 common shares at maturity if the specific performance criteria are met. Bonds not converted will be redeemed at maturity at their nominal value.

Compensation expense is recorded using variable plan accounting over the vesting period for remaining participants in the GEP based upon an estimated discount for the applicable three-year performance period and the current price of the Group's common shares. Compensation expense relating to terminated participants who retain their award is fully accrued in the year of termination and remeasured at the end of each reporting period until the conversion date. Compensation expense accrued for participants whose rights are forfeited is reversed upon termination. Compensation expense relating to participants who accepted the buy-out offer was fully accrued in 2001. For the years ended December 31, 2001, 2000 and 1999, the Group recognized compensation expense of € 302 million, € 236 million and € 110 million, respectively.

Information concerning convertible bonds issued pursuant to the GEP is summarized as follows:

in € thousands	2001	2000
Beginning balance outstanding	*44,472*	*28,062*
Convertible bonds issued	0	17,814
Convertible bonds converted	(12,921)	0
Convertible bonds redeemed pursuant to buy-out provisions	(28,340)	0
Convertible bonds forfeited	(1,660)	(1,404)
Ending balance outstanding[a]	**1,551**	**44,472**

[a] Convertible bonds are included in long-term debt on the Consolidated Balance Sheet.

The weighted-average contractual life of convertible bonds outstanding at December 31, 2001, was approximately one year.

DB Global Share Plan

Certain employees who have worked for at least one year with the Group are eligible to purchase up to 60 shares of the Group's common shares at a discount. Retirees in certain geographic regions are eligible to participate in the plan and are eligible to purchase up to 25 shares of the Group's common shares at a discount. The discount is linked to the Group's previous year's earnings and ranges from 20 % to 40 % of the quoted price of the common shares on the date of grant. The participant is fully vested and receives all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at the grant date and the price paid by the participant.

In addition, employee participants receive an option to purchase one share for each share purchased. Options issued in connection with the purchase of shares vest two years after the date of grant and expire after six years. Following the vesting period, options may be exercised at a strike price of 120 % of the DB share price at date of grant.

Generally, a participant must have been working for the Group for at least one year and have an active employment contract in order to participate. Rights are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to fulfillment of the vesting period may still exercise their rights during the exercise period if they have worked at least one year from the grant date.

There is no compensation expense recorded for the option grants under the DB Global Share Plan because the exercise price exceeds the market price of the underlying shares on the date of grant.

The Group issued 237,098 common shares for the year ended December 31, 2001 and 176,237 options at a strike of € 87.66 for the year ended December 31, 2001 in connection with the DB Global Share Plan. During that period, compensation expense recognized for shares purchased was € 4 million.

The following is a summary of the DB Global Share Plan option transactions that occurred during 2001 (number of options in thousands):

	2001
Beginning balance outstanding	**0**
Options granted	176
Options forfeited	(1)
Ending balance outstanding	**175**

There were no options exercisable at December 31, 2001. The weighted-average contractual life of options outstanding at December 31, 2001 was six years.

db Share Plan

Prior to the adoption of the DB Global Share Plan, certain employees were eligible to purchase up to 60 shares of the Group's common shares at a discount under the db Share Plan. Retirees in certain geographic regions were eligible to participate in the plan and were eligible to purchase up to 25 shares of the Group's common shares at a discount. The discount was linked to the Group's previous year's earnings and ranged from 20 % to 40 % of the quoted price of the common shares on the date of grant. The participant is fully vested and receives all dividend rights for the shares purchased. At the date of purchase, the Group recognized as compensation expense the difference between the quoted market price of a common share at the grant date and the price paid by the participant.

In addition, employee participants received options to purchase up to 60 shares, depending on the number of shares purchased. Options issued in connection with the purchase of shares vest over a period of approximately three years beginning on the date of grant. Following the vesting period, options may be exercised if specific performance criteria are met. If the performance criteria are met, the options are exercisable during a fifteen-day exercise period beginning on the sixth trading day following the respective annual shareholders' meeting. The exercise price is based on the average quoted price of a common share on the Frankfurt Stock Exchange (XETRA) on the five trading days before the exercise period starts. A discount is applied to the exercise price at an amount that depends on the Group's performance criteria. The maximum discount the participant is eligible to receive is 66.67 %.

Rights are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to fulfillment of the vesting period may still exercise their rights during the exercise period if they have worked at least one year from the grant date.

Compensation expense for the db Share Plan is recorded using variable plan accounting over the vesting period based upon an estimated exercise price for the applicable three-year period and the current market price of the Group's common shares. Compensation expense relating to terminated participants who retain their award is fully accrued in the year of termination and remeasured at the end of each reporting period until the exercise date. Compensation expense accrued for participants whose rights are forfeited is reversed upon termination.

No common shares or options were issued for the year ended December 31, 2001. The Group issued 2,171,526 and 1,900,074 common shares for the years ended December 31, 2000 and 1999, respectively, and 1,889,237 and 1,636,782 options for the years ended December 2000 and 1999, respectively in connection with the db Share Plan. Compensation expense recognized for shares purchased and unpriced options was € 126 million and € 60 million during 2000 and 1999, respectively. During 2001, the Group recognized compensation expense of € 53 million related to the unpriced stock options granted in 2000 and 1999.

The following is a summary of the db Share Plan option transactions that occurred during 2001, 2000 and 1999 (number of options in thousands):

	2001	2000	1999
Beginning balance outstanding	**3,488**	**1,633**	**0**
Options granted	0	1,889	1,637
Options forfeited	(12)	(34)	(4)
Ending balance outstanding	**3,476**	**3,488**	**1,633**

There were no options exercisable at December 31, 2001, 2000 and 1999. The options outstanding as of December 31, 2001 will expire in two tranches after the shareholder meetings in 2002 and 2003.

DB Share Scheme

Under the DB Share Scheme ("DB Share Scheme"), the Group may grant various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. The expense related to a portion of the shares awarded under the plan is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while the remainder of the shares awarded are expensed over the vesting period, which is generally three years.

Compensation expense is recorded in the period that the employees perform services and is based on the quoted market price of a common share at the grant date of the awards. Compensation expense recognized for deferred share awards was € 726 million, € 890 million and € 521 million for the years ended December 31, 2001, 2000 and 1999, respectively. The weighted-average grant-date fair value per share of deferred share awards granted during 2001, 2000 and 1999 was € 80.06, € 82.64 and € 51.76, respectively.

The following table sets forth information about deferred shares under this plan (number of shares in thousands):

	2001	2000	1999
Beginning balance outstanding	**10,312**	**4,867**	**2,642**
Deferred shares granted	16,102	10,162	4,874
Deferred shares issued	(6,914)	(4,243)	(2,350)
Deferred shares forfeited	(473)	(474)	(299)
Ending balance outstanding	**19,027**	**10,312**	**4,867**

Share Appreciation Rights Plans

The Group has share appreciation rights plans ("SARs") which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group's shares over an established strike price. During 2001, the Group granted 10,615,144 SARs at various strike prices. The share appreciation rights granted can be exercised approximately three years from the date of grant. Participants can exercise the share appreciation rights through January 2007. In October 2001, 16,223,276 SARs with a strike price of € 98.00 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67.00. During the year ended December 31, 2001, approximately 195,000 SARs were forfeited. At December 31, 2001, approximately 17 million SARs were outstanding.

Compensation expense on SARs, calculated as the excess of the current market price of the Group's common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards are expensed over the vesting periods. For the years ended December 31, 2001, 2000 and 1999, the Group recognized compensation expense of € 93 million, € 54 million and € 44 million, respectively. For the year ended December 31, 2001, net losses of € 27 million from non-trading equity derivatives, used to offset fluctuations in employee share based compensation expense, were included in compensation and benefits expense.

Other

The Group has other local share-based compensation plans, none of which, individually or in the aggregate are material to the consolidated financial statements.

SFAS 123 Pro Forma Information

Pro forma information regarding net income and earnings per share is required by SFAS 123, and was determined for the years ended December 31, 2001, 2000 and 1999, as if the Group had accounted for its employee share options under the fair value method of SFAS 123.

The expense for the deferred share awards is the same under APB 25 and SFAS 123. For purposes of pro forma disclosure, the estimated fair value of the options is amortized to expense over the options' vesting period.

	2001	2000	1999
Net Income			
As reported	€ 167 m.	€ 13,513 m.	€ 1,613 m.
Pro forma	€ 135 m.	€ 13,575 m.	€ 1,649 m.
Basic earnings per share			
As reported	€ 0.27	€ 22.00	€ 2.76
Pro forma	€ 0.22	€ 22.10	€ 2.82
Diluted earnings per share			
As reported	€ 0.27	€ 21.72	€ 2.74
Pro forma	€ 0.22	€ 21.82	€ 2.80

The fair value of share options granted in 2000 and 1999 was estimated on the date of grant using a forward valuation model. In 2001, the fair value of share options was estimated on the date of grant using a full binomial option pricing model. The weighted-average fair value per option and related assumptions were:

	31.12.2001	31.12.2000	31.12.1999
Weighted-average fair value per option	€ 22.76	€ 63.06	€ 41.37
Estimated discount	[a]	66.67 %	66.67 %
Risk free interest rate	4.70 %	4.99 %	3.62 %
Expected lives (in years)	6	2.78	2.81
Dividend yield	1.59 %	1.59 %	2.10 %
Volatility	36.00 %	–	–

[a] Not applicable. Exercise price for options granted in 2001 was 120 % of grant date price. Options granted in 2000 and 1999 were based on a discount.

[17] Asset and Dividend Restrictions

Since January 1, 1999, when stage three of the European Economic and Monetary Union was implemented, the European Central Bank has had responsibility for monetary policy and control in all the member countries of the European Monetary Union, including Germany.

The European Central Bank sets minimum reserve requirements to the European Central Bank for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain deposits, and the issuance of bonds and money market instruments. Liabilities to European Monetary Union national central banks and to other European Monetary Union Banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2 %. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0 %. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves are comprised primarily of deposits outstanding and were € 454 million and € 605 million at December 31, 2001 and 2000, respectively.

Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[18] Regulatory Capital

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Bank for International Settlements ("BIS") and by European Council directives, as implemented by the German Banking Supervisory Authority ("BAK"). Effective December 31, 2001 the BAK permitted the Group to calculate its BIS capital adequacy ratios using U.S. GAAP amounts. Prior to December 31, 2001 the Group used International Accounting Standards ("IAS") for disclosure to the Group's regulators. The figures for December 31, 2000 have been presented according to U.S. GAAP for comparison purposes.

The BIS capital ratio is the principal measure of capital adequacy for international banks. This ratio compares a bank's regulatory capital with its counterparty risks and market risks (which the Group refers to collectively as the "risk position"). Counterparty risk is measured by asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which may be calculated for regulatory purposes based on the Group's internal models. These models were approved by the BAK for use in determining the Group's market risk equivalent component of its risk position. A bank's regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital, additional paid-in capital and retained earnings less certain intangibles (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of participatory capital, long-term subordinated debt and unrealized gains on listed securities. Tier III capital consists mainly of certain short-term subordinated liabilities. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8 % of the risk position, and the minimum BIS core (Tier I) capital ratio is 4 % of the risk position. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50 % of Tier I capital. Total Tier II capital is limited to 100 % of Tier I capital.

The effect of the German Tax Reform Legislation on available for sale securities is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on available for sale securities are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 5.9 billion as of December 31, 2001. For the purpose of calculating the regulatory capital, gross unrealized gains on available for sale securities are to be excluded from Tier I capital. The adjustment relates to accumulated other comprehensive income (€ 3.4 billion) and the release of deferred tax provisions (€ 5.9 billion) included in retained earnings.

Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the BAK and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.

The following table sets forth the Group's total capital and capital adequacy ratios (as a percentage of the risk position) based on BIS guidelines:

in € m.	31.12.2001	31.12.2000[a]
BIS total capital	37,058	39,343
BIS core capital	24,803	23,504
BIS risk position[b]	305,079	299,879
BIS capital ratio (Tier I + II + III)	12.1%	13.1%
BIS core capital ratio (Tier I)	8.1%	7.8%

[a] Unaudited
[b] Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 8.0 billion as of December 31, 2001, and € 7.9 billion as of December 31, 2000.

Capital According to BIS

Capital in accordance with BIS is shown in the table below. With a capital ratio of 12.1 % at December 31, 2001, Deutsche Bank is well above the minimum ratio of 8 % required by BIS.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2001:

in € m. Core capital	31.12.2001
Common shares	1,591
Additional paid-in capital	11,253
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, share awards	23,931
Minority interests	958
Noncumulative trust preferred securities	2,593
Other (equity contributed by silent partners)	811
Items deducted (principally goodwill and tax effect of available for sale securities)	(16,334)
Total Core Capital	**24,803**

Supplementary capital	31.12.2001
Unrealized gains on listed securities (45% eligible)	4,170
General allowances for loan losses	479
Cumulative preferred securities, participatory capital	2,190
Subordinated liabilities, if eligible according to BIS	5,416
Total Supplementary Capital	**12,255**

The group of companies consolidated for regulatory purposes includes all credit, financial services and financing companies, as well as companies providing auxiliary banking services in the Group. It does not include insurance companies, fund management companies inside the European Union or companies outside the finance sector.

[19] Interest Revenues and Interest Expense

The following are the components of interest revenues and interest expense:

in € m.	2001	2000	1999
Interest-earning deposits with banks	2,912	2,303	2,450
Central bank funds sold	91	137	118
Securities purchased under resale agreements	8,135	7,870	7,559
Securities borrowed	5,327	6,644	3,161
Interest income on securities available for sale and other investments	2,682	2,594	2,284
Dividend income on securities available for sale and other investments	1,029	762	698
Loans	17,619	20,137	15,948
Trading assets	15,571	14,439	7,811
Other	273	245	113
Interest revenues	**53,639**	**55,131**	**40,142**
Interest-bearing deposits			
Domestic	3,169	3,877	3,357
Foreign	12,555	13,020	7,885
Trading liabilities	5,723	6,285	3,514
Securities sold under repurchase agreements	10,387	10,365	7,377
Securities loaned	1,902	2,161	1,449
Other short-term borrowings	2,078	3,322	1,572
Long-term debt	8,918	8,767	6,788
Trust preferred securities	287	306	206
Interest expense	**45,019**	**48,103**	**32,148**
Net interest revenues	**8,620**	**7,028**	**7,994**

[20] Trading Revenues, net

The following are the components of trading revenues:

in € m.	2001	2000	1999
Interest and credit trading	2,203	1,740	820
Equity trading	1,632	3,550	1,759
Foreign exchange, metal, commodity trading	1,385	1,102	655
Other trading[a]	811	1,233	(1,107)
Total	6,031	7,625	2,127

[a] *Includes gains and losses from derivatives not qualifying for hedge accounting treatment.*

[21] Insurance Business

The following are the components of other assets related to insurance business:

in € m.	31.12.2001	31.12.2000
Investment under unit-linked business	11,467	9,413
Deferred acquisition costs	1,729	1,524
Other	679	516
Total other assets related to insurance business	**13,875**	**11,453**

All other assets of the Group's insurance business, primarily securities available for sale, are included in the respective line item on the Consolidated Balance Sheet.

The following are the components of insurance policy claims and reserves:

in € m.	31.12.2001	31.12.2000
Benefit reserves	18,922	17,686
Reserve for unit-linked business	11,932	9,706
Provision for premium refund	1,303	2,219
Other insurance provisions and liabilities	3,084	2,870
Total insurance policy claims and reserves	**35,241**	**32,481**

Included in other insurance provisions and liabilities are property and casualty loss reserves of € 584 million and € 498 million at December 31, 2001 and 2000, respectively.

[22] Pension and Other Employee Benefit Plans

Employee retirement arrangements, covering the majority of the Group's subsidiaries and employees, are provided in the principal countries in which the Group operates. The value of a participant's accrued benefit is based primarily on each employee's salary and length of service.

The Group's most significant retirement arrangements are provided for employees working in the United States, Germany, Spain, Italy, Belgium, France, Netherlands and the United Kingdom. The majority of beneficiaries of the retirement arrangements are principally located in Germany. All plans are valued using the projected unit credit method. Plans in the United States, United Kingdom, Belgium, Netherlands and Asia are generally funded, while the German, French, Spanish and Italian plans are unfunded.

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group's subsidiaries offer unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are principally located in the United States. These plans pay stated percentages of necessary medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

The following tables provide a reconciliation of the changes in the Group's plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2001 and a statement of the funded status as of December 31 for each year:

in € m.	Pension Benefits 2001	Pension Benefits 2000	Postretirement Benefits 2001	Postretirement Benefits 2000
Change in benefit obligation				
Benefit obligation at beginning of year	6,416	5,890	121	145
Service cost	309	314	4	2
Interest cost	367	339	10	7
Plan amendments	0	0	0	(5)
Acquisitions/divestitures	(25)	0	0	0
Actuarial loss (gain)	(83)	280	25	(21)
Benefits paid	(266)	(291)	(10)	(7)
Curtailment/settlement	0	(177)	(5)	(8)
Foreign currency exchange rate changes	54	61	6	8
Benefit obligation at end of year	**6,772**	**6,416**	**151**	**121**
Change in plan assets				
Fair value of plan assets at beginning of year	2,634	2,504	1	4
Actual return on plan assets	(350)	60	0	0
Employer contributions	97	80	10	13
Benefits paid	(100)	(107)	(10)	(6)
Curtailment/settlement	0	0	(1)	(10)
Foreign currency exchange rate changes	88	97	0	0
Fair value of plan assets at end of year	**2,369**	**2,634**	**0**	**1**
Funded status	(4,403)	(3,782)	(151)	(120)
Unrecognized net actuarial loss (gain)	690	248	(21)	(38)
Unrecognized prior service cost (benefit)	26	4	(8)	(8)
Unrecognized transition assets	(5)	(16)	0	0
Accrued benefit cost at end of year[a]	**(3,692)**	**(3,546)**	**(180)**	**(166)**

[a] Prepaid pension costs totaled € 665 million and € 620 million at December 31, 2001 and 2000, respectively. No prepaid postretirement costs were recognized at these dates.

The aggregate projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for those pension plans with accumulated benefit obligations in excess of plan assets were € 4,654 million, € 4,185 million and € 297 million, respectively, as of December 31, 2001 and € 4,421 million, € 3,802 million and € 136 million, respectively, as of December 31, 2000.

Benefits expense for the years ended December 31, 2001, 2000 and 1999, included the following components:

in € m.	Pension Benefits 2001	2000	1999	Postretirement Benefits 2001	2000	1999
Service cost	309	314	239	4	2	2
Interest cost	367	339	297	10	7	2
Expected return on plan assets	(197)	(200)	(134)	0	0	0
Actuarial loss recognized	1	15	8	(1)	0	0
Settlement/curtailment	4	24	0	0	0	0
Amortization of unrecognized transition asset	(10)	(13)	(10)	0	0	0
Amortization of unrecognized prior service cost	0	0	3	0	0	0
Total defined benefit plans	**474**	**479**	**403**	**13**	**9**	**4**
Defined contribution plans	175	196	149	0	0	0
Other plans	0	9	4	0	0	0
Net periodic benefit expense	**649**	**684**	**556**	**13**	**9**	**4**

The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country's respective defined benefit and postretirement benefit plans:

	Pension Benefits 2001	2000	1999	Postretirement Benefits[a] 2001	2000	1999
Discount rate in determining expense	6.4%	5.7%	5.7%	7.2%	7.7%	7.6%
Discount rate in determining benefit obligations at year-end	6.1%	6.2%	6.0%	7.2%	7.6%	7.6%
Rate of increase in future compensation levels for determining expense	3.4%	3.0%	2.8%	5.0%	5.0%	5.0%
Rate of increase in future compensation levels for determining benefit obligations at year-end	2.5%	3.5%	3.2%	5.0%	5.0%	5.0%
Expected long-term rate of return on assets	8.1%	8.2%	9.0%	9.0%	9.0%	9.0%

[a] The weighted-average actuarial assumptions for the postretirement plans primarily reflect the assumptions used in the United States as this is where the Group's significant postretirement plans are located.

In determining postretirement benefits expense, an annual rate of increase of 9.9 % in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0 % by 2007 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's retiree health care plans:

in € m.	One-Percentage Point Increase 2001	One-Percentage Point Increase 2000	One-Percentage Point Decrease 2001	One-Percentage Point Decrease 2000
Effect on total of service and interest cost components	2	2	(2)	(2)
Effect on accumulated postretirement benefit obligation	16	15	(14)	(13)

[23] Restructuring Activities

Restructuring charges are recorded in conjunction with acquisitions as well as business realignments.

The following table presents the activity in the Group's restructuring programs for the years ended December 31, 2001, 2000, and 1999:

	Group Restructuring		Bankers Trust Restructuring		Personal Banking Restructuring		Other Restructuring Programs		Total
			Plan 1	Plan 2					
in € m.	Severance	Other	Severance	Severance	Severance	Other	Severance	Other	
Additions	0	0	596	270	0	0	44	23	933[a]
Utilization	0	0	458	162	0	0	2	9	631
As at 31.12.1999	**0**	**0**	**138**	**108**	**0**	**0**	**42**	**14**	**302**
Additions	0	0	0	0	100	36	30	7	173
Utilization	0	0	129	103	15	0	47	14	308
Releases	0	0	19	13	0	0	22	6	60[b]
Effects from exchange rate fluctuations	0	0	10	8	0	0	3	0	21
As at 31.12.2000	**0**	**0**	**0**	**0**	**85**	**36**	**6**	**1**	**128**
Additions	234	60	0	0	0	0	0	0	294
Utilization	22	0	0	0	85	36	6	1	150
Releases	0	0	0	0	0	0	0	0	0
Effects from exchange rate fluctuations	0	0	0	0	0	0	0	0	0
As at 31.12.2001	**212**	**60**	**0**	**0**	**0**	**0**	**0**	**0**	**272**

[a] Includes € 474 million recorded as goodwill; net expense is € 459 million.
[b] Includes € 12 million recorded as goodwill; net expense, after additions, is € 125 million.

Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

At December 31, 2001, € 212 million of the remaining restructuring liabilities related to severance and other termination-related costs for further staff reductions of approximately 2,200 positions. These severance actions, as well as the actions related to other exit activities are expected to be completed during 2002.

During the year ended December 31, 2001, 1,200 employees were terminated, resulting in a payment of € 113 million against restructuring liabilities.

The following is a description of the Group's restructuring plans for the years ended December 31, 2001, 2000 and 1999.

Group Restructuring

The Group recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting two of Deutsche Bank's group divisions: Corporate and Investment Bank (CIB) and Private Clients and Asset Management (PCAM). Of the total € 294 million, € 213 million are related to the restructuring measures in CIB and € 81 million to PCAM. A total of approximately 2,400 staff, across all levels of the Group, are impacted by the restructuring plan.

The restructuring in CIB covers steps to be taken as a result of changing market conditions in the year 2001, and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacts CIB's customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions.

The plan also includes the further streamlining of the senior management structure in PCAM as a consequence of the re-organization of that group division's business model and operations, including real estate support.

As of December 31, 2001, approximately 200 positions were eliminated and € 22 million of the reserve was utilized. As of December 31, 2001, € 212 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of approximately 2,200 positions and € 60 million to lease terminations, net losses on subleases and other related costs. All actions contemplated in the plan are expected to be completed during 2002.

Bankers Trust Restructuring

During 1999, the Group recorded a restructuring liability totaling € 866 million in connection with the acquisition of Bankers Trust. The Group recorded € 596 million in the second quarter of 1999 in conjunction with the acquisition ("Plan 1"), which reflected severance and other termination-related costs. Costs totaling € 474 million of severance and other termination-related costs attributable to employees of Bankers Trust were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. The remaining costs, totaling € 122 million, were attributable to employees of the existing Group and, therefore, were expensed as restructuring activities. During the fourth quarter of 1999, the Group recorded additional charges related to severance and other termination-related costs of € 270 million in connection with its continuing efforts to streamline support functions and realign certain business activities ("Plan 2").

As a result of these restructuring plans, the Group planned for a reduction of approximately 3,300 positions. This reduction affected multiple levels of employees throughout the Group. The Group eliminated 2,700 positions and during the year ended December 31, 2000 the remaining reserves totaling € 32 million were released.

Personal Banking Restructuring

During 2000, the Group recorded charges for restructuring activities totaling € 136 million in connection with a plan for Personal Banking (Deutsche Bank 24) to consolidate branch offices and the related back office functions. Of this amount, approximately € 100 million was for severance and other termination-related costs attributable to approximately 1,000 positions, and € 36 million for other costs primarily related to lease terminations. As of December 31, 2000, € 85 million of the remaining reserve balance related to severance and other termination-related costs for further staff reductions of 900 positions and € 36 million to lease terminations. All actions contemplated in the plan were completed during 2001.

Other Restructuring Programs

Other restructuring programs include plans to streamline transaction processing product delivery and to provide for certain business realignments and consolidation of activities. The plans recorded in 1999 contemplated staff reductions of 600 positions. Due to a higher than anticipated level of employee attrition, 400 employee positions were not terminated and € 28 million, primarily related to severance, was released in the year ended December 31, 2000. Plans recorded in 2000 included the additional elimination of 400 positions. All actions were completed during 2001.

[24] Income Taxes

The components of income taxes (benefits) follow:

in € m.	2001	2000	1999
Domestic	486	337	54
Foreign	1,102	1,351	1,185
Current taxes	**1,588**	**1,688**	**1,239**
Domestic	100	(8,356)	143
Foreign	(259)	24	(644)
Deferred taxes	**(159)**	**(8,332)**	**(501)**
Total	**1,429**	**(6,644)**	**738**

The following is an analysis of the difference between the German statutory income tax expense (benefit) and the Group's effective tax (benefit) expense on income before income taxes:

in € m.	2001	2000	1999
Computed expected tax expense at German corporate tax rate of 39.2 % (52.4 % for 2000 and 1999)	**707**	**3,599**	**1,232**
Effect of changes in German tax law and the reversing effect	995	(9,287)	(951)
Domestic rate differential on dividend distributions	0	(172)	(204)
Tax-exempt income	(1,077)	(101)	(320)
Foreign tax-rate differential	(146)	(903)	114
Valuation allowance	286	(108)	570
Nondeductible expenses	354	98	42
Amortization of goodwill	363	404	255
Tax credit related to domestic dividend received	(109)	(144)	(139)
Other	56	(30)	139
Actual income tax expense (benefit)	**1,429**	**(6,644)**	**738**

During 2000, a new tax law was enacted in Germany which reduced the corporate tax rates and exempted from tax certain gains from the sale of German stock investments. The corporate tax rate was reduced from 40 % on retained earnings and 30 % on distributed earnings to a single 25 % rate effective January 1, 2001. The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2000 was 39.3 % which at that time was the expected statutory rate for 2001. The tax law change also exempted certain gains on the sale of stock investments effective January 1, 2002. The effect of the above changes was a net income tax benefit of € 9.3 billion for the year ended December 31, 2000. Approximately € 6.2 billion of the tax benefit from the change in tax rates in 2000 is related to the reduction of deferred tax liabilities previously recorded on unrealized gains on securities available for sale – even though these deferred taxes were originally established through a charge to other comprehensive income, not through a charge to earnings.

For the year 2001, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 995 million. This adjustment does not result in actual tax payments and has no net effect on shareholders' equity.

During 1999, the corporate tax rate on retained earnings was reduced from 45 % to 40 % effective January 1, 1999. The combined tax rate including corporate tax, solidarity surcharge and trade tax rate was reduced from 56.7 % in 1998 to 52.4 % in 1999 and 2000. The effect of the tax rate change was a net benefit of € 951 million for the year ended December 31, 1999, of which approximately € 700 million relates to the reduction of deferred tax liabilities previously recorded on unrealized gains on securities available for sale.

The accumulated deferred tax amounts recorded within other comprehensive income will, however, be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2001 and 2000, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 5.9 billion and € 6.9 billion, respectively.

The sources and tax effects of temporary differences and net operating loss carryforwards that give rise to significant deferred income tax assets and liabilities are the following:

in € m.	31.12.2001	31.12.2000
Trading activities	17,424	16,407
Net operating loss carryforwards and tax credits	2,222	1,555
Property and equipment, net	322	1,121
Other assets	2,913	2,979
Allowance for loan losses	315	333
Other provisions	883	1,606
Deferred income tax assets	**24,079**	**24,001**
Valuation allowance	(965)	(679)
Deferred tax assets *after valuation allowance*	**23,114**	**23,322**
Trading activities	19,468	21,988
Securities valuation	236	582
Other liabilities	974	121
Deferred income tax liabilities	**20,678**	**22,691**
Net deferred income tax assets	**2,436**	**631**

Included in other assets and other liabilities at December 31, 2001 and 2000 are deferred tax assets of € 3.8 billion and € 3.0 billion and deferred tax liabilities of € 1.4 billion and € 2.4 billion, respectively.

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carryforwards and tax credits available to reduce future tax expense. The net operating loss carryforwards at December 31, 2001 were € 5.3 billion of which € 4.4 billion has no expiration date and € 833 million expire at various dates extending to 2021. Net operating loss carryforwards at December 31, 2000 were € 2.6 billion. Tax credits were € 470 million (€ 567 million in 2000) of which € 347 million will expire in 2004 and € 63 million will expire in 2005 and € 60 million have other expiration dates. The Group has established a valuation allowance where realization of those losses and credits is not likely.

The Group did not provide income taxes or foreign withholding taxes on € 5.8 billion, € 4.9 billion and € 3.1 billion for the years ended December 31, 2001, 2000 and 1999, respectively, of cumulative earnings of foreign subsidiaries because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.

[25] Earnings per Common Share

Basic earnings per common share amounts were computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is the sum of the average number of common shares outstanding and undistributed vested shares awarded under deferred share plans.

Diluted earnings per share amounts were calculated by adding back to net income the interest expense on the convertible bonds and dividing this amount by the average number of common shares and dilutive potential common shares outstanding during the year.

Diluted earnings per share assumes the conversion into common shares of outstanding share options, unvested deferred share awards and convertible bonds, as computed under the treasury stock method, if dilutive. Under the treasury share method, the number of incremental shares is determined by assuming the issuance of the outstanding share options, deferred share awards, and shares from convertible bonds, reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the Group's average market share price for the year.

The following table sets forth the computation of basic and diluted earnings per share:

	2001	2000	1999
Income before cumulative effect of accounting changes, net of tax	€ 374 m.	€ 13,513 m.	€ 1,613 m.
Cumulative effect of accounting changes, net of tax	€ (207) m.	–	–
Numerator for basic earnings per share – net income	€ 167 m.	€ 13,513 m.	€ 1,613 m.
Effect of dilutive securities			
Convertible bonds	–	€ 1 m.	–
Numerator for diluted earnings per share – net income applicable to common shareholders after assumed conversions	**€ 167 m.**	**€ 13,514 m.**	**€ 1,613 m.**
Denominator for basic earnings per share – weighted-average shares outstanding	619,809,559	614,303,797	584,982,951
Effect of dilutive securities			
Options	800,535	842,839	316,846
Convertible bonds	174,003	4,296,519	1,553,848
Deferred shares	2,003,504	2,748,708	1,615,849
Dilutive potential common shares	2,978,042	7,888,066	3,486,543
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**622,787,601**	**622,191,863**	**588,469,494**
Basic earnings per share			
Income before cumulative effect of accounting changes, net of tax	€ 0.60	€ 22.00	€ 2.76
Cumulative effect of accounting changes, net of tax	€ (0.33)	–	–
Net Income	**€ 0.27**	**€ 22.00**	**€ 2.76**
Diluted earnings per share			
Income before cumulative effect of accounting changes, net of tax	€ 0.60	€ 21.72	€ 2.74
Cumulative effect of accounting changes, net of tax	€ (0.33)	–	–
Net Income	**€ 0.27**	**€ 21.72**	**€ 2.74**

[26] Business Segments and Related Information

The Group revised its management reporting systems in 2001 to reflect the following changes:

- A new organizational structure;
- The format of the statement of income for management accounting purposes, to present the same line items as in the consolidated financial statements under U.S. GAAP; and
- The allocation of Corporate Center costs across divisions.

New Organizational Structure

On February 1, 2001, the Group adopted its new organizational structure, realigning the structure of its activities from five business divisions into three group divisions. The Group also has a service function called DB Services, that provides corporate services, information technology, consulting and transaction services to the entire organization. The Corporate Center includes those functions that support cross-divisional management.

The Corporate and Investment Bank Group Division serves all of the Group's corporate and institutional clients, ranging from small- and medium-sized enterprises to multinational corporations. By combining within one group division the Corporate Banking & Securities activities with the Global Transaction Banking activities, the Group has integrated services previously provided in the Corporates and Real Estate Division, the Global Corporates and Institutions Division and the Global Institutional Services business area of the Global Technology and Services Division.

The Private Clients and Asset Management Group Division integrates, on a global basis, all of the Group's activities for private clients, as well as active and passive asset management activities for both private and institutional clients. Within this group division, the Group manages these activities in three global corporate divisions: Personal Banking, Private Banking, and Asset Management.

Within the Corporate Investments Group Division, the Group combines its principal investment activities. This unit manages principal investments in private equity and venture capital, real estate holding companies, as well as industrial investments. Principal investments, which were previously reported in the reconciliation of the results of the business segments to the consolidated financial statements, are now included in this group division. In addition, Corporate Investments covers strategic investments as well as activities which do not belong to the Group's core business.

The figures reported for the years 2000 and 1999 have been restated to make them comparable to 2001.

Format of the Statement of Income

Beginning in 2001, the Group's management reporting systems follow the same format as the Consolidated Statement of Income. As a result, there are no longer reclassifications among the line items between the management reporting systems and the consolidated financial statements under U.S. GAAP. The most significant changes are described below:

- Components previously reported as **balance of other expenses (income)** within the management reporting systems are now reflected either as revenues or as noninterest expenses.
- Revenues of the Group's **insurance business** were previously reported net of policyholder benefits and claims as revenues within our management reporting systems. These components are now reported gross as revenues and noninterest expenses.

- **Restructuring expenses (benefit)** were previously reported as a separate line item in the management reporting systems. They are now included as noninterest expenses.
- **Credit losses on lending-related commitments** were previously reported under provisions for losses on loans and advances in the management reporting systems. They are now included as noninterest expenses.

The classifications reported for the years 2000 and 1999 have been restated to conform to the 2001 presentation.

Allocation of Corporate Center costs
Corporate Center was previously reported as a separate unit in the management reporting systems. Beginning in 2001, costs of the Corporate Center are fully allocated within the noninterest expense line. As a consequence, the Corporate Center contains no material result components and is no longer reported separately.

The figures reported for the years 2000 and 1999 have been restated to make them comparable to 2001.

General information on the Group's management reporting systems
Business segment results are determined based on the Group's internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group's U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore, should be considered in making any comparisons with those institutions. Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting system follows the "matched transfer pricing concept" in which the Group's external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. To create comparability with legally independent units with their own equity funds, the notional interest received on the Group's consolidated capital is allocated proportionately to the business segments as part of their net interest revenues.

Revenues from intersegment transactions are allocated to the business segments on a mutually agreed basis. In addition, cost centers are internal service providers operating on a non-profit basis and allocate their costs to the service recipient. The allocation criteria are generally contractually agreed and are either determined based upon "price per unit" (for areas with countable services) or "fixed price" or "agreed percentages" (for all areas without countable services).

Segmental Results of Operations
The following tables present the results of the business segments for the years ended December 31, 2001, 2000 and 1999. The criterion for Segmentation into divisions is our organizational structure as it existed as at December 31, 2001.

Reporting Segment Information by Group Division

in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting
2001				
Net revenues[a]	17,436	10,993	1,968	30,397
Provision for loan losses	704	206	105	1,015
Noninterest expenses[b]	14,029	10,390	1,623	26,042
Income before income taxes[c]	**2,703**	**397**	**240**	**3,340**
Average allocated equity	17,034	3,392	6,081	26,507
RoE in % (excluding goodwill amortization and before income taxes)[d]	19%	18%	7%	16%
Assets[e]	751,406	125,743	45,594	896,800
Expenditures for additions to long-lived assets	659	160	141	960
Risk-weighted positions (BIS risk positions)	211,253	56,649	32,468	300,370
Cost-Income-Ratio in %[f]	77%	92%	75%	82%
[a] Includes: Net interest revenues	4,946	3,430	(141)	8,235
Net revenues from external customers	17,533	10,896	1,845	30,274
Net intersegment revenues	(97)	97	123	123
[b] Includes: Depreciation, depletion and amortization	451	328	117	896
Goodwill amortization	451	221	156	828
Policyholder benefits and claims	0	2,948	0	2,948
Severance payments	297	76	14	387
Restructuring activities	213	81	0	294
[c] Before cumulative effect of accounting changes.				
2000				
Net revenues[a]	17,894	12,519	3,548	33,961
Provision for loan losses	153	192	132	477
Noninterest expenses[b]	13,612	10,924	1,382	25,918
Income before income taxes	**4,129**	**1,403**	**2,034**	**7,566**
Average allocated equity	16,010	3,045	3,471	22,526
RoE in % (excluding goodwill amortization and before income taxes)[d]	28%	53%	61%	37%
Assets[e]	734,774	113,079	37,916	885,796
Expenditures for additions to long-lived assets	518	183	38	739
Risk-weighted positions (BIS risk positions)	211,104	49,037	25,769	285,910
Cost-Income-Ratio in %[f]	75%	86%	37%	75%
[a] Includes: Net interest revenues	3,366	3,384	(95)	6,655
Net revenues from external customers	17,967	12,460	3,467	33,894
Net intersegment revenues	(73)	59	81	67
[b] Includes: Depreciation, depletion and amortization	539	280	88	907
Goodwill amortization	392	213	71	676
Policyholder benefits and claims	0	3,912	0	3,912
Severance payments	170	18	3	191
Restructuring activities	(102)	(14)	0	(116)
1999				
Net revenues[a]	12,741	10,530	2,648	25,919
Provision for loan losses	531	105	63	699
Noninterest expenses[b]	10,397	9,930	628	20,955
Income before income taxes	**1,813**	**495**	**1,957**	**4,265**
Average allocated equity	13,691	2,604	2,968	19,263
RoE in % (excluding goodwill amortization and before income taxes)[d]	15%	26%	68%	25%
Assets[e]	670,774	93,798	29,570	794,142
Expenditures for additions to long-lived assets	426	150	41	617
Risk-weighted positions (BIS risk positions)	211,233	48,906	25,005	285,144
Cost-Income-Ratio in %[f]	76%	90%	21%	76%
[a] Includes: Net interest revenues	4,496	3,082	483	8,061
Net revenues from external customers	12,719	10,552	2,495	25,766
Net intersegment revenues	22	(22)	153	153
[b] Includes: Depreciation, depletion and amortization	170	111	75	356
Goodwill amortization	238	170	60	468
Policyholder benefits and claims	0	3,790	0	3,790
Severance payments	26	3	2	31
Restructuring activities	429	320	9	758

[d] Income before income taxes excluding goodwill amortization divided by average allocated equity.
[e] At the group division level, CIB, PCAM, CI and Total Management Accounting, consolidation items between group divisions/corporate divisions are included.
[f] Excluding goodwill amortization, provision for loan losses and restructuring activities.

Reporting Segment Information by Corporate Division

in € m.	Corporate and Investment Bank: Corporate Banking & Securities	Corporate and Investment Bank: Global Transaction Banking	Private Clients and Asset Management: Personal Banking	Private Clients and Asset Management: Private Banking	Private Clients and Asset Management: Asset Management
2001					
Net revenues[a]	14,415	3,021	6,958	2,123	1,912
Provision for loan losses	723	(19)	183	11	12
Noninterest expenses[b]	11,525	2,504	6,619	2,164	1,607
Income before income taxes[c]	**2,167**	**536**	**156**	**(52)**	**293**
Average allocated equity	14,529	2,505	1,459	479	1,454
RoE in % (excluding goodwill amortization and before income taxes)[d]	18%	24%	13%	3%	28%
Assets	739,682	22,562	92,450	15,307	18,634
Expenditures for additions to long-lived assets	560	99	67	62	31
Risk-weighted positions (BIS risk positions)	189,482	21,771	41,866	10,416	4,367
Cost-Income-Ratio in %[e]	76%	80%	95%	97%	76%
[a] Includes: Net interest revenues	3,852	1,094	3,184	281	(35)
Net revenues from external customers	14,450	3,083	6,761	1,946	2,189
Net intersegment revenues	(35)	(62)	197	177	(277)
[b] Includes: Depreciation, depletion and amortization	353	98	256	51	21
Goodwill amortization	391	60	35	67	119
Policyholder benefits and claims	0	0	2,948	0	0
Severance payments	256	41	50	12	14
Restructuring activities	176	37	11	35	35
[c] Before cumulative effect of accounting changes.					
2000					
Net revenues[a]	14,951	2,943	7,986	2,434	2,099
Provision for loan losses	153	0	182	10	0
Noninterest expenses[b]	11,367	2,245	7,499	2,016	1,409
Income before income taxes	**3,431**	**698**	**305**	**408**	**690**
Average allocated equity	13,485	2,525	1,371	481	1,193
RoE in % (excluding goodwill amortization and before income taxes)[d]	28%	30%	25%	99%	67%
Assets	724,930	27,771	81,229	13,955	17,897
Expenditures for additions to long-lived assets	440	78	113	46	24
Risk-weighted positions (BIS risk positions)	196,829	14,275	37,929	6,104	5,004
Cost-Income-Ratio in %[e]	74%	76%	94%	81%	62%
[a] Includes: Net interest revenues	2,240	1,126	3,044	334	6
Net revenues from external customers	15,008	2,959	7,790	2,254	2,416
Net intersegment revenues	(57)	(16)	196	180	(317)
[b] Includes: Depreciation, depletion and amortization	446	93	226	33	21
Goodwill amortization	332	60	36	66	111
Policyholder benefits and claims	0	0	3,912	0	0
Severance payments	110	60	12	2	4
Restructuring activities	(62)	(40)	(1)	(12)	(1)
1999					
Net revenues[a]	10,686	2,055	7,337	1,635	1,558
Provision for loan losses	621	(90)	110	(5)	0
Noninterest expenses[b]	8,786	1,611	7,503	1,419	1,008
Income before income taxes	**1,279**	**534**	**(276)**	**221**	**550**
Average allocated equity	11,542	2,149	1,172	411	1,021
RoE in % (excluding goodwill amortization and before income taxes)[d]	13%	26%	(20)%	63%	63%
Assets	673,377	20,742	74,830	10,358	8,611
Expenditures for additions to long-lived assets	374	52	109	30	11
Risk-weighted positions (BIS risk positions)	196,996	14,237	37,827	6,088	4,991
Cost-Income-Ratio in %[e]	77%	74%	98%	83%	56%
[a] Includes: Net interest revenues	3,579	917	2,813	237	32
Net revenues from external customers	10,648	2,071	7,134	1,623	1,795
Net intersegment revenues	38	(16)	203	12	(237)
[b] Includes: Depreciation, depletion and amortization	139	31	95	7	9
Goodwill amortization	208	30	41	39	90
Policyholder benefits and claims	0	0	3,790	0	0
Severance payments	22	4	3	0	0
Restructuring activities	371	58	258	23	39

[d] Income before income taxes excluding goodwill amortization divided by average allocated equity.
[e] Excluding goodwill amortization, provision for loan losses and restructuring activities.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Mangement Group Division for the years ended December 31, 2001, 2000 and 1999:

	Corporate and Investment Bank		
in € m.	2001	2000	1999
Sales & Trading (debt and other products)	5,856	4,462	3,627
Sales & Trading (equity)	3,656	4,523	2,364
Sales & Trading	**9,512**	**8,985**	**5,991**
Loan products	3,365	4,021	3,164
Transaction services	3,021	2,943	2,055
Origination (debt)	429	286	197
Origination (equity)	492	937	443
Origination	**921**	**1,223**	**640**
Advisory	568	879	585
Other	49	(157)	306
Total	**17,436**	**17,894**	**12,741**

	Private Clients and Asset Management		
in € m.	2001	2000	1999
Insurance business	3,485	4,458	4,268
Portfolio/fund management	2,191	2,658	1,930
Loan/deposit products	2,393	2,286	2,077
Advisory	1,554	2,035	1,283
Transaction fees	633	615	623
Other	737	467	349
Total	**10,993**	**12,519**	**10,530**

Reconciliation of the results of the business segments to the consolidated financial statements. The following table and discussion provide a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting to the consolidated financial statements prepared in accordance with U.S. GAAP.

in € m.	Total Management Reporting	Adjustments	2001 Total consolidated (U.S.GAAP)	Total Management Reporting	Adjustments	2000 Total consolidated (U.S.GAAP)	Total Management Reporting	Adjustments	1999 Total consolidated (U.S.GAAP)
Net revenues[a]	30,397	(776)	29,621	33,961	518	34,479	25,919	(887)	25,032
Provision for loan Losses	1,015	9	1,024	477	1	478	699	26	725
Noninterest expenses	26,042	752	26,794	25,918	1,214	27,132	20,955	1,001	21,956
Income before income taxes[b]	**3,340**	**(1,537)**	**1,803**	**7,566**	**(697)**	**6,869**	**4,265**	**(1,914)**	**2,351**
Total assets	**896,800**	**21,422**	**918,222**	**885,796**	**43,198**	**928,994**	**794,142**	**81,647**	**875,789**

[a] Net interest revenues and noninterest revenues.
[b] In 2001, before cumulative effect of accounting changes.

There are two primary categories of adjustments which we record to reconcile the total results according to management reporting to the consolidated U.S. GAAP financial statements. These adjustments include differences in accounting methods used for management reporting versus U.S. GAAP and adjustments relating to activities outside the management responsibility of the business segments.

Net revenues. Negative adjustments to net revenues totaled € 0.8 billion in 2001. Significant negative adjustments due to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.2 billion for equity method investments, approximately € 0.2 billion for tax credits on dividends and approximately € 0.2 billion for the elimination of income earned on own bonds. They were partly offset by positive adjustments of approximately € 0.2 billion for entities which were not consolidated for management reporting purposes. The remaining negative adjustments were mainly due to a loss of approximately € 0.3 billion from internally hedging stock compensation plans.

Adjustments to net revenues totaled € 0.5 billion in 2000. Significant adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.2 billion for equity method investments and approximately € 0.6 billion for entities which were not consolidated for management reporting purposes. The remaining negative adjustments of € 0.3 billion were due to other accounting differences and to corporate items outside the management responsibility of the business segments.

Negative adjustments to net revenues totaled € 0.9 billion in 1999. Significant negative adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.1 billion for equity method investments, approximately € 0.2 billion for the elimination of income earned on own bonds and approximately € 0.4 billion for entities which were not consolidated for management reporting purposes. The remaining negative adjustments of € 0.2 billion were due to other accounting differences and to corporate items outside the management responsibility of the business segments.

Any item relating to different accounting methods used for management reporting versus U.S. GAAP not appearing in each of the years 2001, 2000 and 1999 was included in other accounting differences as the amounts were not significant.

Provision for loan losses. The adjustments primarily reflected provisions for loan losses, none of which was individually material, which are not under the management responsibility of the business segments.

Noninterest expenses. Adjustments to noninterest expenses totaled € 0.8 billion in 2001. Significant adjustments due to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.4 billion for share compensation expense (including the buy-out costs for the Global Equity Plan), approximately € 0.2 billion for entities not consolidated for management reporting purposes, approximately € 0.1 billion for timing differences in the recognition and presentation of restructuring activities, approximately € 0.1 billion expenses for minority interests and approximately € 0.1 billion for goodwill amortization expense. The remaining positive adjustment of € 0.1 billion was connected with internally hedging stock compensation plans.

Adjustments to noninterest expenses totaled € 1.2 billion in 2000. Significant adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.4 billion for share compensation expense, approximately € 0.4 billion for timing differences in the recognition and presentation of restructuring activities, approximately € 0.2 billion for entities not consolidated for management reporting purposes, approximately € 0.1 billion expenses for minority interests and approximately € 0.1 billion for goodwill amortization expense.

Adjustments to noninterest expenses totaled € 1.0 billion in 1999. Significant adjustments related to different accounting methods used for management reporting versus U.S. GAAP included approximately € 0.2 billion for share compensation expense, approximately € 0.2 billion for timing differences in the recognition and presentation of restructuring activities, approximately € 0.1 billion for entities not consolidated for management reporting purposes and approximately € 0.1 billion for expenses for minority interests. The remaining adjustments of € 0.4 billion were due to other accounting differences and to corporate items outside the management responsibility of the business segments.

Any item relating to different accounting methods used for management reporting versus U.S. GAAP not appearing in each of the years 2001, 2000 and 1999 was included in other accounting differences as the amounts were not significant.

Assets. The adjustments primarily consist of assets that are not allocated to the business segments, including deferred tax assets and premises and equipment.

Net revenues (including provision for loan losses) by geographical location

The following table presents net revenues (including provision for loan losses) by geographical location prepared according to U.S. GAAP:

in € m.	2001	2000	1999
Germany	12,788	14,295	12,885
Europe (excluding Germany)	7,429	9,739	5,023
North America (primarily U.S.)	6,186	7,585	4,711
South America	211	181	235
Asia-Pacific[a]	1,983	2,201	1,453
Consolidated net revenues[b]	**28,597**	**34,001**	**24,307**

[a] Includes revenues from Africa, which were not material in 2001, 2000 and 1999.
[b] Consolidated net revenues include net interest revenues after provision for loan losses and noninterest revenues. Revenues are attributed to countries based on the location in which entities are located.

[27] International Operations

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items between regions.

2001 in € m.	Total assets	Total revenues[a]	Total expenses[a]	Income/(loss) before taxes[c]	Net income/ (loss)
Europe (excluding Germany)	311,711	23,919	22,918	1,001	522
North America (primarily U.S.)	237,456	21,874	22,429	(555)	(811)
South America	2,433	816	708	108	41
Asia-Pacific[b]	58,487	4,875	4,723	152	7
International operations	**610,087**	**51,484**	**50,778**	**706**	**(241)**
Domestic operations (Germany)	**308,135**	**23,156**	**22,059**	**1,097**	**408**
Total	**918,222**	**74,640**	**72,837**	**1,803**	**167**
International as a percentage of total above	66 %	69 %	70 %	39 %	N/M

[a] Total revenues include interest revenues and noninterest revenues. Total expenses include interest expenses, noninterest expenses and provision for loan losses.
[b] Includes balance sheet and income statement data from Africa, which were not material in 2001.
[c] Before cumulative effect of accounting changes.
N/M – Not meaningful

2000 in € m.	Total assets	Total revenues[a]	Total expenses[a]	Income before taxes	Net income
Europe (excluding Germany)	319,664	25,723	23,099	2,624	1,854
North America (primarily U.S.)	256,260	25,402	23,912	1,490	1,030
South America	1,475	759	701	58	52
Asia-Pacific[b]	69,865	5,470	5,128	342	203
International operations	**647,264**	**57,354**	**52,840**	**4,514**	**3,139**
Domestic operations (Germany)	**281,730**	**25,228**	**22,873**	**2,355**	**10,374**
Total	**928,994**	**82,582**	**75,713**	**6,869**	**13,513**
International as a percentage of total above	70 %	69 %	70 %	66 %	23 %

[a] Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expenses and provision for loan losses.
[b] Includes balance sheet and income statement data from Africa, which were not material in 2000.

1999 in € m.	Total assets	Total revenues[a]	Total expenses[a]	Income (loss) before taxes	Net income (loss)
Europe (excluding Germany)	253,310	15,665	16,222	(557)	(591)
North America (primarily U.S.)	241,433	15,207	15,121	86	(404)
South America	1,818	830	717	113	104
Asia-Pacific[b]	86,440	4,009	4,040	(31)	(39)
International operations	**583,001**	**35,711**	**36,100**	**(389)**	**(930)**
Domestic operations (Germany)	**292,788**	**21,469**	**18,729**	**2,740**	**2,543**
Total	**875,789**	**57,180**	**54,829**	**2,351**	**1,613**
International as a percentage of total above	67 %	62 %	66 %	N/M	N/M

[a] Total revenues include interest revenues and noninterest revenues. Total expenses include interest expense, noninterest expenses and provision for loan losses.
[b] Includes balance sheet and income statement data from Africa, which were not material in 1999.
N/M – Not meaningful

[28] Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and non-trading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and non-trading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates and the prices of equities and commodities (or related indices).

Derivatives held or issued for trading purposes

The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts. Trading derivative products include swaps, options, forwards and futures and a variety of structured derivatives which are based on interest rates, equities, credit, foreign exchange and commodities.

Derivatives held or issued for non-trading purposes

Derivatives held or issued for non-trading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its non-trading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.

The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.

For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed, otherwise fair value hedge accounting is applied.

For the year ended December 31, 2001, net hedge ineffectiveness from fair value hedges was a € 67 million gain. As of December 31, 2001, the longest term cash flow hedge outstanding matures in 2019.

Derivatives entered into for non-trading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting. Also included are negotiated transactions related to the Group's industrial holdings classified as available for sale, which the Group has entered into for strategic and economic purposes despite the fact that hedge accounting is precluded.

For the year ended December 31, 2001, net losses of € 27 million from non-trading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits.

Prior to January 1, 2001, most of the derivatives entered into for non-trading purposes, although considered effective as economic hedges, did not qualify for hedge accounting mainly due to contemporaneous documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Consequently, these derivatives have been accounted for as trading derivatives, that is, they are marked to market and the changes in fair value are reported in trading revenues.

Financial Instruments with Off-Balance Sheet Credit Risk

The Group utilizes various lending-related financial instruments in order to meet the financing needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit and guarantees. The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations.

Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments to extend credit, guarantees, standby and other letters of credit and similar arrangements.

in € m.	31.12.2001	31.12.2000
Commitments to extend credit		
Fixed rates	23,197	21,641
Variable rates	97,532	87,101
Guarantees, standby letters of credit and similar arrangements[a]	42,402	39,399
Commitments to purchase loans	1,265	352
Commitments to sell loans	2,999	351

[a] Includes commitments to extend guarantees and letters of credit of € 3.2 billion and € 4.7 billion at December 31, 2001 and 2000, respectively.

This table does not include securities lending indemnifications issued to customers, which totaled € 42.2 billion and € 47.1 billion at December 31, 2001 and 2000, respectively. These balances represent the fair value of customers' securities loaned to third parties. The Group indemnifies customers to the extent of the replacement cost and/or the market value of the securities in the event of a failure by a third party to return the securities loaned. The market value of collateral, primarily cash, received for customers' securities loaned is generally in excess of the contract amounts and totaled approximately € 44.0 billion and € 49.0 billion at December 31, 2001 and 2000, respectively.

As of December 31, 2001, commitments to enter into reverse repurchase and repurchase agreements amounted to € 3.9 billion and € 7.1 billion, respectively.

For certain closed-end real estate investment fund units placed by the Group, the investors hold rights to sell those units to the Group at discreet dates from 2005 through 2024. The total commitment from these rights was € 341 million and € 443 million at December 31, 2001 and 2000, respectively.

[29] Concentrations of Credit Risk

The Group places all of its credit exposures in the following categories: loans, tradable assets, over-the-counter ("OTC") derivatives and contingent liabilities.

Loans exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest.

Tradable assets include bonds, other fixed-income products and beginning in 2001, trading claims/receivables.

OTC derivatives are the Group's credit exposures arising from OTC derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligations. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. The Group calculates its credit exposure under OTC derivatives transactions at any time as the replacement costs of the transactions based on marking them to market at that time. In 2001, all OTC derivatives for trading and non-trading purposes are included. In 2000, the Group excluded OTC derivatives which did not qualify for hedge accounting treatment under U.S. GAAP. These derivatives were entered into with banks located in OECD countries that pose limited risk.

Contingent liabilities include credit guarantees and other guarantees. They exclude letters of credit, irrevocable loan commitments for book claims and bills of exchange and for guarantees and letters of credit as well as unutilized underwriting commitments. The Group excludes these because the exposure is only to the portion drawn down at any given time. Credit commitments are predominantly to non-financial institutions and are not significantly concentrated in any industrial sector.

We also exclude other quantifiable indemnities and commitments which almost entirely relate to securities lending on behalf of customers.

The following tables represent an overview of the Group's overall credit exposure (other than repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable credit commitments) by credit product broken down according to the industrial sector, the creditworthiness categories and the geographical region of the Group's counterparties. Credit exposure for these purposes consists of all transactions where losses might occur due to the fact that counterparties will not fulfill their contractual payment obligations. The gross amount of the exposure has been calculated without taking any collateral into account.

Industry Sector

in € m.	Loans 31.12. 2001	Loans 31.12. 2000	Tradable Assets 31.12. 2001	Tradable Assets 31.12. 2000	OTC Derivatives 31.12. 2001	OTC Derivatives 31.12. 2000	Contingent Liabilities 31.12. 2001	Contingent Liabilities 31.12. 2000	Total 31.12. 2001	Total 31.12. 2000
Banks and insurance	26,398	36,987	62,512	55,456	44,377	39,824	8,091	7,040	141,378	139,307
Manufacturing	32,074	34,760	13,917	1,971	4,903	1,711	12,705	12,363	63,599	50,805
Households	60,382	58,457	0	0	318	73	477	1,267	61,177	59,797
Public sector	23,569	25,675	91,578	91,687	1,576	1,970	240	256	116,963	119,588
Wholesale and retail trade	15,699	21,545	2,503	929	671	3,410	2,906	3,151	21,779	29,035
Commercial real estate activities	38,257	32,559	3,138	451	230	3,632	983	1,213	42,608	37,855
Other	69,044[a]	71,422[a]	28,524	26,100	4,888	557	11,254	9,454	113,710	107,533
Total	**265,423**	**281,405**	**202,172**	**176,594**	**56,963**	**51,177**	**36,656**	**34,744**	**561,214**	**543,920**

[a] Other includes lease financing and a deduction for unearned income.

Creditworthiness Category

in € m.	Loans 31.12. 2001	Loans 31.12. 2000	Tradable Assets 31.12. 2001	Tradable Assets 31.12. 2000	OTC Derivatives 31.12. 2001	OTC Derivatives 31.12. 2000	Contingent Liabilities 31.12. 2001	Contingent Liabilities 31.12. 2000	Total 31.12. 2001	Total 31.12. 2000
AAA—AA	44,994	49,846	114,286	125,583	24,811	18,424	6,124	3,022	190,215	196,875
A	22,093	25,796	42,761	36,031	15,590	20,539	3,249	3,912	83,693	86,278
BBB	78,382	74,777	23,278	7,539	12,102	8,721	13,386	14,179	127,148	105,216
BB	95,730	106,221	12,497	4,618	3,913	2,676	11,270	10,977	123,410	124,492
B	21,576	22,790	5,924	2,766	459	650	2,445	2,523	30,404	28,729
CCC and below	2,648	1,975	3,426	57	88	167	182	131	6,344	2,330
Total	**265,423**	**281,405**	**202,172**	**176,594**	**56,963**	**51,177**	**36,656**	**34,744**	**561,214**	**543,920**

In the following table, exposures have been allocated to regions based on the domicile of the Group's counterparties, irrespective of any affiliations the couterparties may have with corporate groups domiciled elsewhere.

Credit Risk Profile by Region

in € m.	Loans 31.12. 2001	Loans 31.12. 2000	Tradable Assets 31.12. 2001	Tradable Assets 31.12. 2000	OTC Derivatives 31.12. 2001	OTC Derivatives 31.12. 2000	Contingent Liabilities 31.12. 2001	Contingent Liabilities 31.12. 2000	Total 31.12. 2001	Total 31.12. 2000
Eastern Europe	2,334	3,460	1,659	1,291	762	279	573	691	5,328	5,721
Western Europe	205,981	221,112	93,233	97,066	30,956	26,332	26,065	24,995	356,235	369,505
Africa	324	300	993	597	669	463	266	384	2,252	1,744
Asia/Pacific	13,035	13,481	29,315	18,426	6,143	7,475	3,077	3,210	51,570	42,592
North America	39,817	38,921	70,967	50,495	17,236	13,152	6,150	4,562	134,170	107,130
Central and South America	3,884	4,101	4,177	2,593	1,080	3,088	516	902	9,657	10,684
Other[a]	48	30	1,828	6,126	117	388	9	0	2,002	6,544
Total	**265,423**	**281,405**	**202,172**	**176,594**	**56,963**	**51,177**	**36,656**	**34,744**	**561,214**	**543,920**

[a] Includes supra-national organizations and other exposures that have not been allocated to a single region.

[30] Fair Value of Financial Instruments

SFAS 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

The following are the estimated fair values of the Group's financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

in € m.	Carrying Amount 31.12.2001	31.12.2000	Fair Value 31.12.2001	31.12.2000
Financial Assets				
Cash and due from banks/Central bank funds sold	10,392	8,742	10,392	8,742
Interest-earning deposits with banks	37,986	46,733	38,086	46,761
Securities purchased under resale agreements and securities borrowed	143,999	128,941	144,003	128,941
Trading assets	293,653	284,871	293,653	284,871
Securities available for sale	71,666	92,250	71,666	92,250
Other investments	6,221	7,604	6,225	7,605
Loans (excluding leases), net	256,194	267,046	259,235	268,861
Other financial assets	62,275	52,379	62,275	52,379
Financial Liabilities				
Noninterest-bearing deposits	29,731	28,615	29,731	28,615
Interest-bearing deposits	344,358	321,937	344,357	321,966
Trading liabilities	121,329	123,951	121,329	123,951
Securities sold under repurchase agreements and securities loaned	80,919	82,564	80,912	82,564
Other short-term borrowings	28,548	60,871	28,499	60,999
Other financial liabilities	68,950	76,794	68,950	76,794
Long-term debt[a]	170,984	158,397	172,138	158,715
Other positions				
Contingent liabilities[b]	42,402	39,399	42,402	39,407
Commitments to extend credit	120,729	108,742	120,694	108,800

[a] Includes trust preferred securities.
[b] Includes commitments to extend guarantees and letters of credit.

Methods and Assumptions

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term:

Assets

Cash and due from banks
Central bank funds sold
Interest-earning deposits with banks
Securities purchased under resale agreements and securities borrowed
Other financial assets

Liabilities

Interest-bearing deposits
Securities sold under repurchase agreements and securities loaned
Other short-term borrowings
Other financial liabilities

For those components of the above listed financial instruments with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

Trading assets/liabilities (including derivatives) and securities available for sale are carried at their fair values.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, specific loss component, including recoverable amounts of collateral, were considered in the fair value determination of loans. The fair value estimate of commitments to extend credit, standby and other letters of credit and guarantees represented the unrealized gains and losses on those off-balance sheet positions and was generally determined in the same manner as loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

Other financial assets consisted primarily of accounts receivable, accrued interest receivable, cash and cash margins with brokers and due from customers on acceptance.

Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

Other financial liabilities consisted primarily of accounts payable, accrued interest payable, accrued expenses and acceptances outstanding.

The fair value of long-term debt and trust preferred securities was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

[31] Litigation

Due to the nature of its business, the Group is involved in litigation and arbitration proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal and regulatory proceedings, the Group does not believe that the outcome of these proceedings, including the litigation described below relating to the acquisition of Bankers Trust, will have a material adverse effect on the Group's financial condition or results of operations.

On April 12, 1999, Deutsche Bank AG and Dr. Rolf-E. Breuer, Spokesman of the Group's Board of Managing Directors, were sued in the U.S. District Court for the Southern District of New York in a securities class action complaint on behalf of all persons who sold Bankers Trust common stock or call options or who purchased put options on the open market during the period from October 26, 1998 through November 20, 1998. The complaint alleges that Deutsche Bank and Dr. Breuer violated the United States securities laws by making untrue statements of material fact and omitting to state material facts about negotiations to acquire Bankers Trust. The plaintiffs claim damages of approximately U.S.$ 128 million. On March 6, 2000, the court denied the defendants' motion to dismiss. Discovery is close to completion. On February 1, 2002, the court denied the motions of both parties for summary judgment and ordered trial to start on June 24, 2002.

[32] Terrorist Attacks in the United States

As a result of the terrorist attacks in the United States on September 11, 2001, the Group's office buildings located at 130 Liberty Street and 4 Albany Street in New York were damaged. The Group's employees located at these office buildings, in addition to employees located in leased properties at 4 World Trade Center and 14–16 Wall Street were relocated to contingency premises. The global financial and certain other industries were immediately adversely impacted which in turn had an adverse impact on the results of operations of the Group.

The Group is currently evaluating the future plans for the building located at 130 Liberty Street, which was severely damaged due to the destruction of the World Trade Center. The Group's building at 4 Albany Street, which was less severely damaged, is being renovated, although no timetable for reoccupation has been established. Employees based at 14–16 Wall Street have returned to their offices. The Group accelerated its occupation of a 47-story building at 60 Wall Street, which the Group acquired in November 2001. The leased property and all leasehold improvements at 4 World Trade Center were destroyed.

The Group continues to evaluate the costs that it will incur and the adverse impact of the terrorist attacks on its results of operations. Such costs will include, but are not limited to, write-offs of fixed assets, costs to repair the buildings, expenses incurred to replace fixed assets that were damaged, relocation expenses, and the abatement of the contamination of its buildings adjacent to the World Trade Center site. The Group expects to make a claim for these costs, including those related to business interruption, through its insurance policies, which have coverage limits of U.S.$ 1.7 billion in total damages and a U.S.$ 750 million sublimit for business interruption, service interruption and extra expense. The Group believes that it will recover substantially all of these costs under its insurance policies, but there can be no assurance that all of the costs incurred, losses from business interruption, losses from service interruption or extra expenses will be paid by the insurance carriers, as they may dispute portions of the Group's claims. At December 31, 2001, no losses have been recorded by the Group.

Risk Report

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

Risk Management Principles

The following key principles underpin our approach to risk management:

- Our Group Board provides overall risk management oversight for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.
- Our Group Risk Committee has responsibility for managing our risks.
- We manage credit, market, liquidity, operational and business risks in a coordinated manner at all levels within our organization.
- The structure of our global risk management department is closely aligned with the structure of our Group Divisions.
- The risk management function is independent of our Group Divisions.

Risk Management Organization

Our Group Chief Risk Officer, who is a member of our Group Board, is responsible for all risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee. Each of our Group Divisions has a divisional Chief Risk Officer, who sits on the Group Risk Committee and reports directly to the Group Chief Risk Officer. The Group Risk Committee has the mandate to:

- define our risk appetite in a manner that is consistent with our overall business strategies;
- approve risk policies, procedures and methodologies that are consistent with our risk appetite;
- manage the portfolio of risks throughout our organization;
- allocate our economic capital (which we describe below) among our businesses in a rational manner that is consistent with the amount of risk we assume; and
- approve the organizational structure of our risk management department and appoint its key management personnel.

Each of our Group Divisions then has a divisional risk unit, which reports to the divisional Chief Risk Officer. Each divisional risk unit has the mandate to:

- ensure that the business conducted within its division is consistent with the risk appetite the Group Risk Committee has set;
- formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within its division;
- approve credit risk, market risk and operational risk limits;
- conduct periodic portfolio reviews to ensure that the portfolio of credit risks is within acceptable parameters; and
- develop and implement risk management infrastructures and systems that are appropriate for its division.

Our controlling, audit and legal departments support our risk management function. They operate independently both of the divisions and of the risk management department. Controlling's role is to quantify the risk we have assumed and ensure the quality and integrity of our risk-related data. Audit reviews the compliance of our internal control procedures with internal and regulatory standards. Legal provides legal advice and support on topics ranging from collateral arrangements to netting.

We realigned our risk management responsibilities in February 2001 to match the divisional realignment we announced at that time. The essential risk management functions and responsibilities have not changed.

Categories of Risk

The most important risks we assume are specific banking risks and risks arising from the general business environment. We also assume risks in our insurance companies.

Specific Banking Risks. Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

- **Credit risk** arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:
  - Default risk is the risk that counterparties fail to meet contractual payment obligations.
  - Country risk is the risk that counterparties are unable to fulfil their payment obligations as a result of government measures (such as currency transfer restrictions) or country-specific economic factors (such as currency devaluations).
  - Settlement risk is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.
- **Market risk** arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.
- **Liquidity risk** is the risk to our earnings and capital arising from our potential inability to meet obligations when they are due without incurring unacceptable losses.
- **Operational risk** is the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately defined or failed processes or control/system failure.

General Business Risk. General business risk describes the risks that changes in general business conditions, such as our market environment, client behavior and technological progress, can cause. These can affect our earnings if we are unable to quickly adjust to changing conditions.

Insurance-Specific Risks. Insurance-specific risks arise in the context of our insurance business. They consist of accidental risk and change risk.

- **Accidental risk** arises from the risk that we may, due to the random occurrence of insured events, have to pay out more claims than expected.
- **Change risk** is the risk that, as overall conditions or the behavior of insured persons change, we do not recognize these changes promptly and allow for them by adjusting our insurance premiums or the terms on which we write insurance policies.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. These quantitative tools and metrics generate the following kinds of information:

- information that quantifies the susceptibility of the market value of single positions or portfolios to changes in market parameters (commonly referred to as sensitivity analysis);
- information that measures aggregate risk using statistical techniques, taking into account the interdependencies and correlations between individual risks; and
- information that quantifies exposures to losses that could arise from extreme movements in market prices or rates, using scenario analysis to simulate crisis situations.
- We also calculate risk data for regulatory purposes.

As a matter of policy, we continuously assess the appropriateness and the reliability of our quantitative tools and metrics in the light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

Economic Capital. We rely on our book capital, meaning the amount of equity capital that appears in our balance sheet, to absorb any losses that result from the risks we assume in our businesses. We use economic capital as our primary tool to allocate our book capital among our businesses. We also use it to assess their profitability and their relative abilities to employ capital efficiently. Economic capital is a measure designed to state with a high degree of certainty the amount of equity capital we need at any given date to absorb unexpected losses arising from our exposures on that date. We use it to show an aggregated view of our risk position from individual business lines up to our consolidated Group level.

We calculate economic capital for the default risk, country transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk. We have not calculated economic capital for liquidity risk, the risk at our insurance companies nor the industrial holdings of DB Investor, each of which we cover using other risk management tools.

Value-at-Risk. We use value-at-risk analysis to measure and manage market risks in both our trading and our non-trading portfolios. Our value-at-risk (or VAR) figures play a role in both internal and external (regulatory) reporting. The value-at-risk approach is used to derive a quantitative measure specifically for market risks under normal market conditions. For a given portfolio, value-at-risk measures the possible future loss (in terms of market value) which, under normal market conditions, will not be exceeded with a defined probability in a certain period. The value-at-risk for a total portfolio represents a measure of our aggregated market risk in that portfolio.

Stress Testing. We supplement our analysis of market risk with stress testing. Stress tests help us determine the effects of potentially extreme market developments on the market values of our assets. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.

Expected Loss. We use expected loss as a measure of the default and country transfer risk parts of our credit risk. Expected loss quantifies the loss we expect from credit defaults within a one-year period based on historical data we have gathered from our credit-related business.

Regulatory Risk Reporting. German banking regulations assess our capacity to assume risk in several ways:

- **Risk position.** The total risk we have assumed, which we calculate according to regulations by risk-weighting our assets for credit risks and market risks. The German Banking Supervisory Authority permits us to use our proprietary value-at-risk approach to calculate the market risk component. Our risk position must be backed by capital such that we maintain the required regulatory capital ratios.
- **Regulatory capital and reserves.** The regulatory capital we must maintain to back our risk position.

Credit Risk

Credit risk makes up the largest part of our risk exposures. Our credit risk management follows these principles:

- Every extension of credit to any counterparty requires approval at the appropriate (pre-established) seniority level.
- All of our Group Divisions must apply consistent standards in arriving at their credit decisions.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision must also be justified on a risk-versus-return basis.
- Every material change to a credit facility (such as of its tenor, collateral structure or major covenants) requires approval at the appropriate (pre-established) level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global, consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers or counterparties that:
  - are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control or other indication of group affiliation;
  - are jointly and severally liable for all or significant portions of the credit we have extended; and/or
  - whose commercial and economic interests are interdependent.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. The resulting risk rating not only affects the outcome of the credit decision, but also influences the level of decision-making authority we require to extend the credit, the terms and conditions of the transaction and the monitoring procedures we apply to the ongoing exposure.

Whenever possible, we review the external risk ratings that recognized risk rating agencies assign to our counterparties. However, we also have our own in-house assessment methodologies and rating scales for evaluating our client groupings. When we assign our internal risk ratings, we compare them for consistency with risk ratings used by the major international rating agencies.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors.

Exposure Measurement for Approval Purposes

In making credit decisions, we measure and consolidate globally all exposures and facilities to the same obligor that carry credit risk. This includes loans, repurchase agreements, reverse repurchase agreements, letters of credit, guarantees and derivative transactions. We exclude exposures that we feel do not expose us to any significant default risk, or that we handle under our policies relating to other categories of risk such as settlement or market risk. For approval purposes, we do not distinguish between committed and uncommitted or advised and unadvised facilities. We treat any prolongation of an existing credit exposure as a new credit decision requiring the appropriate procedures and approvals.

A written credit report forms the basis of every credit decision we make. This report presents and assesses the material information for a decision regarding a credit exposure. A key component of the report is a risk assessment of the credit exposure, which we describe in greater detail above.

We generally update our credit reports annually. We require credit reports for all initial credit approvals and for subsequent internal reviews. They contain at a minimum an overview of our relevant limits and exposures, a summary of our internal rating history of the counterparty, an overview of the particular facilities, key financial data, a short description of the reason for the report's submission and a summary credit risk assessment.

Our Overall Credit Exposures

Tables which break down our total credit exposure (other than repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable credit commitments) according to the industrial sectors, the creditworthiness categories of our counterparties and geographical region are shown in Note [29] to the consolidated financial statements.

The following table represents the gross fair values and notional amounts of OTC and exchange-traded derivative contracts we held for trading and non-trading purposes as of December 31, 2001.

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association (ISDA) contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts the agreement covers, resulting in one single net claim against the counterparty (called "close-out netting"). In addition, we also enter into "payment netting" agreements under which we net non-simultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business. For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Similarly, we enter into collateral support agreements only when we believe that the risk situation justifies doing so. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral is enforceable we reflect this in our exposure measurement. In the second quarter of 2001, netting arrangements related to several counterparties were internally approved which increased significantly the number of transactions subject to netting.

31.12.2001

in € m.	Within One Year
Interest-rate-related transactions	
OTC products	
FRAs	852,774
Interest rate swaps (single currency)	2,577,291
Purchased interest rate options	154,642
Written interest rate options	154,965
Other interest rate trades	0
Exchange-traded products	
Interest rate futures	641,346
Purchased interest rate options	85,628
Written interest rate options	320,404
Sub-total	4,787,050
Currency-related transactions	
OTC products	
Forward exchange trades	1,118,557
Cross currency swaps	861,174
Purchased foreign currency options	117,994
Written foreign currency options	108,057
Exchange-traded products	
Foreign currency futures	8,419
Purchased foreign currency options	210
Written foreign currency options	18
Sub-total	2,214,429
Equity/index-related transactions	
OTC products	
Equity/index swaps	44,327
Purchased equity/index options	35,682
Written equity/index options	35,700
Other equity/index trades	0
Exchange-traded products	
Equity/index futures	575
Equity/index purchased options	44,383
Equity/index written options	45,326
Sub-total	205,993
Other transactions	
OTC products	
Precious metal trades	18,180
Non-precious metal trades	7,608
Exchange-traded products	
Futures	112
Purchased options	2,502
Written options	2,041
Sub-total	30,443
Total OTC business	**6,086,951**
Total exchange-traded business	**1,150,964**
Total	**7,237,915**
Positive market values after netting agreements	

	Notional Amount Distribution		Positive	Negative	Net
After One Year But Within Five Years	After Five Years	Total	Market Value	Market Value	Market Value
57,124	23	909,921	336	(450)	(114)
2,372,353	1,938,660	6,888,304	111,469	(109,752)	1,717
396,240	276,128	827,010	16,320	0	16,320
356,620	303,712	815,297	0	(16,015)	(16,015)
0	0	0	0	0	0
93	0	641,439	78	(399)	(321)
0	0	85,628	11	0	11
0	0	320,404	0	(25)	(25)
3,182,430	2,518,523	10,488,003	128,214	(126,641)	1,573
34,022	1,268	1,153,847	20,692	(17,978)	2,714
134,361	98,538	1,094,073	26,174	(25,121)	1,053
17,392	619	136,005	6,883	0	6,883
16,830	702	125,589	0	(6,028)	(6,028)
1,068	13	9,500	0	0	0
0	0	210	0	0	0
0	0	18	0	0	0
203,673	101,140	2,519,242	53,749	(49,127)	4,622
111,574	37,594	193,495	8,044	(10,436)	(2,392)
49,789	8,254	93,725	13,188	0	13,188
61,183	4,802	101,685	0	(11,128)	(11,128)
0	0	0	0	0	0
0	0	575	8	(352)	(344)
9,567	0	53,950	3,958	0	3,958
9,950	16	55,292	0	(3,737)	(3,737)
242,063	50,666	498,722	25,198	(25,653)	(455)
19,810	3,593	41,583	1,446	(1,337)	109
4,068	212	11,888	1,515	(718)	797
15	0	127	0	0	0
36	0	2,538	8	0	8
52	0	2,093	0	(5)	(5)
23,981	3,805	58,229	2,969	(2,060)	909
3,631,366	**2,674,105**	**12,392,422**	**206,067**	**(198,963)**	**7,104**
20,781	**29**	**1,171,774**	**4,063**	**(4,518)**	**(455)**
3,652,147	**2,674,134**	**13,564,196**	**210,130**	**(203,481)**	**6,649**
			60,999		

Because the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods.

Trading activities in credit derivatives led to positive market values of € 1.1 billion after netting as at December 31, 2001. Credit derivatives are included in the table above; they are assigned to interest-rate related or equity/index-related transactions in accordance with German banking regulations. Outside the trading activities, derivative transactions are also used to manage credit risks in the banking book. In particular, we entered into a number of credit protection transactions. As at December 31, 2001 the loan volume covered by these transactions amounted to € 26.4 billion.

Country Risk

We manage the country risk portion of credit risk by focusing on the following three major measures of risk:

- **Cross Border Transfer Risk.** Cross border transfer risk arises from exposures to counterparties in countries other than the country where our unit that assumes the exposure is located. We define transfer risk as arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to non-residents. Events such as payment moratoria and exchange controls may cause this risk to materialize. For internal risk management purposes cross border transfer risk includes credit we have extended to our own international branches and subsidiaries, although for this disclosure we have not included these transactions.
- **Total Country Credit Exposure.** This is risk arising from exposures to counterparties we view as being at risk of events that occur in a particular country. We include credit that our local operations extend to counterparties in the local operations' jurisdictions (even if the exposure is denominated in local currency). It also includes credit we extend to offshore subsidiaries of those local clients. Events such as currency devaluations (government- or market-driven) may cause this risk to materialize.
- **Highly-Stressed Event Risk Scenarios.** We use stress testing to measure potential market risk on our trading positions. We view these as market risks and discuss them under Market Risk below.

Country Risk Ratings. A key component of our country risk management process is a detailed risk assessment of each country to which we have exposure. The internal country research departments at our DB Research unit, which is independent of our Credit Department, carry out this assessment. They base it on an analysis of economic and political risk indicators relating to each country and its region. The assessment produces risk ratings, the most important of which are a Country Risk Rating, a Country Transfer Risk Rating and a Country Event Risk Rating.

We regularly compare our internal risk ratings with the ratings the major international rating agencies publish to identify possible areas for further consideration. We review the Country Risk Ratings for all countries at least annually in connection with our annual review of our country risk limits. We generally review the Country Risk Ratings of the major emerging market countries in which we conduct business on a quarterly basis. Countries which we view as particularly volatile are subject to continuous review in connection with our country event risk process.

Our Country Transfer Risk Ratings are based on the Country Risk Rating, but reflect the fact that not all cases of economic disruption automatically lead to the imposition of controls over the transfer of money or other assets to non-residents. Country Transfer Risk Ratings are established, approved and monitored in the same process as the Country Risk Ratings upon which they are based.

We describe our Country Event Risk Ratings under Market Risk below.

Country Risk Limits. We base our limits for our cross border transfer risk exposures on a "money-at-risk" methodology. Money-at-risk is an estimate of the impact that an actual or potential payment moratorium could have on our results of operations.

For each country in which we extend credit, either our Group Board or our Group Credit Policy Committee (pursuant to delegated authority) sets our money-at-risk limits. We also calibrate our money-at-risk limits along our exposure maturity profile, setting lower limits for longer term exposure.

We manage our exposure to country risk in our trading book using event risk scenario limits. Event risk scenario limits are a form of stress-tested market risk limit. For further information on event risk scenario limits, see Market Risk.

Cross Border Transfer Risk. As at December 31, 2001, our exposures to cross border transfer risk totaled € 86.4 billion. This exposure includes unutilized committed lines. As stated above this amount does not include our funding of our local units in emerging markets (which include all countries in Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa), which totaled € 0.8 billion on December 31, 2001. Our international portfolio amounted to € 106.9 billion in cross border transfer risk terms as of December 31, 2000.

The significant majority of our cross border exposures are to counterparties in other OECD countries with high credit ratings (including other countries within the euro zone). We face limited cross border transfer risk with respect to these claims. Of our cross border transfer risk exposures with emerging markets of € 9.5 billion, only € 7.6 billion represents utilized exposures, down from € 8.9 billion on December 31, 2000 and € 11.1 billion on December 31, 1999.

The following chart shows our utilized cross border transfer risk on December 31, 2001, 2000 and 1999 to counterparties in emerging market countries by region:

Emerging Markets Cross Border Transfer Risk Exposure by Region
in € bn.



2001
2000
1999
4
3
2
1
0
Asia (excl. Japan)
Latin America
Eastern Europe
Middle East
Africa

Total Country Credit Exposure. Our business activities in emerging markets are focused on delivering a broad range of our global products and services to our multinational clients and to selected local counterparties. We manage the credit risk inherent in our activities in emerging market countries by not only managing our credit exposure in cross border transfer risk terms but also by managing our total credit exposure to local counterparties.

Similar to our cross border transfer risk we have also reduced our total country credit exposure to emerging markets, down from € 23.1 billion on December 31, 2000 to € 15.8 billion on December 31, 2001 (with reduced utilizations down from € 21.6 billion to € 14.0 billion).

Measuring our Default and Country Risk Exposures

We measure our exposure to default and country transfer risk using expected loss, and we maintain economic capital with respect to the exposures. We base our expected loss and economic capital calculations on that part of our total credit exposure that we feel is exposed to default and country transfer risk. We exclude exposures that we treat as subject to risks other than default and country transfer risk, such as tradable assets. The following table shows our default and country transfer risk exposure, and expected loss and economic capital, by Group Division, as we calculate it for expected loss and economic capital purposes:

31.12.2001 in € m.	**Corporate and Investment Bank**	**Private Clients and Asset Management**	**Others***	**Total Group**
Loans	187,976	70,599	6,848	265,423
OTC derivatives	56,902	49	13	56,964
Contingent liabilities	35,186	1,467	3	36,656
Irrevocable credit commitments	120,859	4,463	769	126,091
Repurchase agreements and securities lending business	12,283	0	0	12,283
Interest-earning deposits with banks	35,199	443	2,344	37,986
Total Credit Risk	**448,405**	**77,021**	**9,977**	**535,403**
Expected Loss	649	218	10	877
Economic capital for default and country transfer risk	7,657	1,037	83	8,777

* Primarily the Corporate Investments Group Division.

Expected Loss. Expected loss is a measurement of the default loss we can expect over a one-year period on our credit exposure, based on our historical loss experience. We have collected empirical loss data for periods ranging from ten years for some of our traditional lending products in Germany down to considerably shorter periods for our newest credit products and regions of operation. In calculating expected loss, we take collateralization, maturities and statistical averaging procedures into account to reflect the risk characteristics of our different types of exposures and facilities.

We use expected loss as a tool of our risk management process and as part of our management reporting systems. While expected loss provides us with a useful measure for planning purposes of the losses we can expect on our credit exposures, it does not affect the credit performance information contained in our financial statements in any way. You should distinguish between expected loss, on the one hand, and the credit provisions and allowances that appear in our financial statements, on the other. Our provisions are, as we describe below, based on actual experience with and expectations concerning each of our specific exposures, on country transfer risk determinations and on the other inherent loss calculation we describe below.

Economic Capital. We define credit exposures the same way for calculating economic capital on default and country transfer risks as we do for calculating expected loss. We calculate the economic capital requirement for our credit exposures as the amount we would need to protect ourselves against very severe losses caused by defaults. "Very severe" means a 0.02 % probability that losses within one year will exceed our economic capital for that year.

We take diversification effects across our exposures into account when calculating divisional economic capital, and across our Group Divisions when calculating our Group economic capital. In this context, "diversification effects" refer to the relatively low probability that severe losses will occur simultaneously across our exposures and Group Divisions.

Monitoring Our Default and Country Risk Exposures

Monitoring Default Risk. We monitor all of our credit exposures on a continuing basis using the credit risk monitoring tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be a risk of loss. Accountability for recognition of problem credits rests with the relationship manager in conjunction with the appropriate credit officer. We believe that problem customers must be identified well in advance to effectively manage the credit exposure. The objective of an early warning system is to address potential problems while adequate alternatives for action are still available. This early detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such an exposure. In instances where we have identified potential problem customers, we transfer the related exposures to a special loan management team. The function of this group is to effectively manage problem exposures by taking prompt corrective action so that asset values are preserved and our losses minimized. The special loan management team performs this function either through consultation with the credit unit or direct management of an exposure.

Monitoring Country Risk. We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. In addition, the regional units within Credit Risk Management (the credit risk function within our risk management department) monitors our cross border transfer risk (expressed in money-at-risk terms) based on information our controlling department provides. Our Group Credit Policy Committee also regularly reviews data on cross border transfer risk. In addition, in connection with our emerging markets exposure reduction strategy, Credit Risk Management closely monitors our total credit exposure to emerging markets countries and regularly provides reports to our Group Credit Policy Committee.

Group Market Risk Management (the market risk function within our risk management department) monitors country event risk regularly with data our risk controlling department produces. Our Event Risk Committee, a subcommittee of our Group Credit Policy Committee, meets every two weeks and monitors country event risk limits and our usage of the limits. The Risk and Resources Committee within our Corporate and Investment Bank Group Division also oversees key country event risk concentrations.

Credit Loss Experience and Allowance for Loan Losses

We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The components of this allowance are:

- **Specific loss component:** Provisions we take to cover the default risk of specific exposures.
- **Inherent loss component:**
  - Country risk allowance: Provisions we take to cover credit losses inherent in our pool of cross border loans to borrowers located in certain countries solely as a result of transfer and currency convertibility risks.
  - Smaller-balance standardized homogenous loan loss allowance: Provisions we maintain at a portfolio level for these types of loans.
  - Other inherent loss allowance: Provisions we take as an estimate of credit losses we have not identified on an individual or portfolio basis.

Specific Loss Component. We establish allowances for those exposures that are considered impaired, that is, where we determine that it is probable that we will be unable to collect all interest and principal due under the loan agreement. We determine the amount, if any, of the specific provision we should make, taking into account the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan.

Inherent Loss Component. The inherent loss component is for all other loans we do not individually provision for, but which we believe to have some inherent loss on a portfolio basis.

Country Risk Allowance. We establish country risk provisions for loan exposures in countries where we have serious doubts about the ability of our counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective countries of domicile, that is, for transfer and currency convertibility risks.

Smaller-Balance Standardized Homogenous Loan Loss Allowance. Our smaller-balance standardized homogenous portfolio includes automobile loans, residential and smaller commercial mortgages, overdrafts, small business working capital loans and loans to private banking customers and retail customers. In order to determine the amount of the allowance we provide for these loans, we divide the portfolio into two segments. The first segment consists of current and performing loans, for which we provide through our other inherent loss provision. The second segment consists of loans that are delinquent and for which we establish specific allowances. These are considered our non-performing homogenous loans. We individually evaluate these loans and establish allowances using techniques based upon the collateral available, past due status and other characteristics. We then aggregate the allowances we establish and maintain them at a portfolio level.

Other Inherent Loss Allowance. This component of the allowance (which constituted approximately 10 % of our total allowance as at December 31, 2001 and 2000) represents an estimate of our inherent losses resulting from the imprecisions and uncertainties in determining credit losses. This estimate of inherent losses excludes those exposures we have already included in the specific loan loss provisioning. We calculate this component by applying loss factors derived for each legal entity to the corresponding period end loan categories. We derive the loss factors for each entity as a ratio of historical average loan losses (net of recoveries) to an historical average of its loan exposures, the result of which is adjusted for relevant current environmental factors. We believe that this component of the allowance is necessary to establish an allowance at a level sufficient to absorb probable losses not otherwise provided for.

Chargeoff Policy. We take chargeoffs when we determine that the loans underlying the allowances are uncollectable. Determining when a loan is uncollectable is a question of judgment.

We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower's financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan.

Prior to 2001, our entities regulated outside the United States, which accounted for approximately 87 % of our net chargeoffs in 2000, consistently charged off loans when all legal means of recovery had been exhausted. This practice resulted in chargeoffs occurring at a later date than for our entities regulated in the United States.

As we have previously disclosed in connection with our New York Stock Exchange listing on October 3, 2001 and the conversion to U.S. GAAP, we began to develop a methodology in 2001 to bring our worldwide chargeoff practices more into line with industry practices in the United States and had anticipated that the timing of our chargeoffs would accelerate. In 2001, entities regulated outside the United States began to implement this change, which resulted in a higher level of chargeoffs relative to that which would have occurred under the prior practice. Our percentage of total net chargeoffs to average loans for the year 2001 was 0.71 % compared to 0.39 % for 2000 and 0.31 % for 1999. The full implementation of this change may continue to affect the timing of chargeoffs in future years.

Problem Loans. Our problem loans are comprised of non-accrual loans, loans ninety days past due and still accruing, troubled debt restructurings and potential problem loans. As we have previously disclosed in connection with our New York Stock Exchange listing on October 3, 2001 and the conversion to U.S. GAAP, we began in 2001 to apply the non-accrual practice of our entities regulated in the United States (whose aggregate non-accrual loans comprised approximately 15 % of our total non-accrual loans as at December 31, 2000) to our entities regulated outside the United States as well. This did not increase the overall level of problem loans but did increase non-accrual loans with a similar decrease in potential problem loans and loans ninety days past due and still accruing. Our discussed change in non-accrual practice did not significantly impact interest revenues as we continue to recognize interest payments received currently on a cash basis.

The change in our total problem loans in 2001 includes € 2.5 billion of net new problem loans offset by € 2.0 billion of net chargeoffs.

The following table presents the components of our 2001 and 2000 problem loans:

in € bn.	Impaired Loans*	Non-Performing Homogenous Loans	31.12.2001 Total	Impaired Loans*	Non-Performing Homogenous Loans	31.12.2000 Total
Non-accrual loans	10.0	1.5	11.5	5.1	1.5	6.6
90 days past due and still accruing	0.5	0.4	0.9	1.0	0.4	1.4
Troubled debt restructurings	0.3	0.0	0.3	0.1	0.0	0.1
Potential problem loans**	0.0	0.0	0.0	4.1	0.0	4.1
Total problem loans	**10.8**	**1.9**	**12.7**	**10.3**	**1.9**	**12.2**

* Loans for which we determine that it is probable that we will be unable to collect all interest and principal due under the loan agreement.

** Impaired loans that were not previously classified as non-accrual, 90 days past due and still accruing or as troubled debt restructurings. In 2001, such loans are classified as non-accrual.

Non-Accrual Loans. Beginning in 2001, we place a loan on non-accrual status if either

- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that we will be unable to collect all contractual payments of interest and principal.

We apply management judgment based on our credit assessment of the borrower in determining when a loan should be placed on non-accrual status. When a loan is placed on a non-accrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on non-accrual loans are recorded as either interest revenue or a reduction of principal according to management's judgment as to collectibility of principal.

As at December 31, 2001, our non-accrual loans totaled € 11.5 billion, a net increase of € 4.9 billion, or 74 %, from 2000. We estimate that the impact of the change in our non-accrual practice, as discussed above, was approximately € 3.4 billion. € 2.0 billion was due to additional non-accruals in our U.S. entities, a further € 745 million was due to our medium-sized corporate portfolio and real estate businesses in Germany and € 290 million was due to a deterioration in our smaller-balance homogenous portfolio in Italy. These increases were partially offset by movements in other portfolios and net chargeoffs.

Ninety Days Past Due and Still Accruing. These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to recognize interest revenue. Due to the change in our non-accrual practice of continuing to accrue interest on loans that are 90 days past due only if they are well secured and in the process of collection, the amount of these loans declined as at December 31, 2001.

In 2001, our 90 days past due and still accruing interest loans decreased by € 651 million, or 44 %, to € 847 million, primarily reflecting the movement of our real estate portfolios in Germany (€ 410 million) and the smaller-balance homogenous portfolio in Italy (€ 255 million) to non-accrual status.

Troubled Debt Restructurings. Troubled debt restructurings are loans which we have restructured due to deterioration in the borrower's financial position. We may restructure these loans by one or more of the following:

- reducing the stated interest rate for the remaining portion of the original life of the debt;
- extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile;
- reducing the face amount or maturity amount of the debt; and
- reducing the accrued interest on the debt.

If a loan is restructured by means of a modification of its terms and at the time of the restructuring the new interest rate was greater than or equal to the market rate for similar credit risks, then, once the borrower performs satisfactorily for one year under the terms of the restructured loan, we no longer consider that borrower's loan to be a troubled debt restructuring.

Our troubled debt restructurings totaled € 279 million as at December 31, 2001, an 80 % increase from 2000. This increase is primarily attributable to restructured credits in Western Europe and Asia.

The following table shows the approximate effect on interest revenue of non-accrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2001 if those loans had been current in accordance with their original terms and had been outstanding throughout 2001 or since their origination, if we only held them for part of 2001. It also shows the amount of interest income on those loans that was included in net income for 2001.

in € m.	31.12.2001
German loans	
Gross amount of interest that would have been recorded at original rate	288
Less interest, net of reversals, recognized in interest revenue	93
Reduction of interest revenue	195
Non-German loans	
Gross amount of interest that would have been recorded at original rate	349
Less interest, net of reversals, recognized in interest revenue	154
Reduction of interest revenue	195
Total reduction of interest revenue	**390**

Our previously discussed change in non-accrual practice did not significantly impact interest revenues as we continue to recognize interest payments received currently on a cash basis.

Country Risk Allowance by Geographical Region. The following graph shows the breakdown of our country risk allowance by geographical region on December 31, 2001:

Country Risk Allowance by Region



Asia (excl. Japan) 12 %
Africa 6 %
Middle East 3 %
Eastern Europe 60 %
Latin America 19 %

The countries in which we make loans that have a relatively high country risk allowance include Argentina, Indonesia, Nigeria and Russia. These four countries accounted for 93 % of our country risk allowance in 2001. In 2000 Brazil, Indonesia, Russia and Turkey made up for 84 % of our country risk allowance.

Movements in the Allowance for Loan Losses. We record increases to our allowance for loan losses as an expense on our consolidated income statement. If we determine that we no longer need provisions we have taken previously, we decrease our allowance and record the amount as a reduction of the provision on our consolidated income statement. Chargeoffs reduce our allowance while recoveries increase the allowance without affecting the consolidated income statement.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified:

in € m.	31.12.2001	31.12.2000
Allowance at beginning of year	6,745	7,281
Total chargeoffs	(2,055)	(1,296)
Total recoveries	67	75
Net chargeoffs	(1,988)	(1,221)
Provision for loan losses	1,024	478
Other changes*	(196)	207
Allowance at end of year	**5,585**	**6,745**

* currency translation and allowance related to acquisitions/divestitures

Our allowance for loan losses as at December 31, 2001 was € 5.6 billion, 17% lower than the € 6.7 billion at the end of 2000. This decrease in our allowance balance was principally due to increases in our chargeoffs, offset by increases in provisions due to weakened economic conditions in 2001.

Our chargeoffs grew to € 2.1 billion in 2001, an increase of € 759 million, or 59 %, over 2000 chargeoff. This was principally due to a change in practice in our entities regulated outside the United States. Out of the total chargeoffs for 2001 € 1.4 billion or two-thirds were in our German portfolio, of which € 957 million applied to clients in the medium-sized corporate portfolio and € 407 million related to smaller-balance standardized homogenous exposures. The remaining € 700 million were chargeoffs in our non-German portfolio, of which € 402 million or 58 % related to chargeoffs in North America, principally in our high yield business.

Our total provision for loan losses in 2001 was € 1.0 billion, an increase of 114 % from the prior year. This amount is composed of both new specific and inherent loan loss provisions, reflecting the downturn in the global economy.

Our specific loan loss allowance was € 3.7 billion at December 31, 2001, a 19 % decrease from 2000. The change in the allowance includes a specific loan loss provision of € 951 million, 70 % of which was for non-German clients. The provision was 18 % higher than the prior year and included increased provisions related to a single American borrower in the utilities industry, various Argentine exposures and our high yield business. The increased provision was offset in part by € 1.6 billion in net chargeoffs.

Our inherent loss allowance totaled € 1.9 billion as at December 31, 2001, a decrease of € 303 million, or 14 %, from the level at the end of 2000. A major driver of the net reduction was € 383 million of chargeoffs in our Private and Personal Banking business in Germany, partially offset by a provision for smaller-balance standardized homogenous exposures of € 127 million. Furthermore, our country risk allowance shows a net decrease of 16 % reflecting the sell down of assets which previously attracted country risk allowance in Turkey and throughout Asia excluding Japan, and an increase in collateral held against cross border assets.

Our allowance for loans as at December 31, 2000 was € 6.7 billion, 7 % lower than the € 7.3 billion at the end of 1999. This decrease in our allowance balance was principally due to increases in our chargeoffs, lower specific provisions and a net release of our inherent loss provisions.

Our chargeoffs increased to € 1.3 billion in 2000, a € 457 million, or 54 %, increase over 1999 chargeoffs. Of this increase, € 423 million is exclusively attributable to our non-German customers. Approximately 70 %, or € 296 million, of this increase is due to chargeoffs related to Russia and Iraq. We also had € 34 million of chargeoffs for our German clients in the medium-sized corporate portfolio. Approximately 60 % of the chargeoffs captured in the German-Other category related to a single medium-sized German corporate customer in the construction industry.

Our total provision for loan losses in 2000 was € 478 million, a decline of 34 % from the prior year. This balance is composed of net new specific loan loss provisions and a release of our inherent loss provisions. Our total net new specific loan loss provision amounted to € 805 million, which was almost equally split between German and non-German clients. Our specific loan loss provisions declined between 1999 and 2000, reflecting the improvement of the quality of our loan portfolio. Specific provisions were approximately 13 % less in 2000 than the prior year due in large part to provisions we took in 1999 with respect to a significant exposure to a single German borrower in the real estate industry.

Our inherent loss allowance totaled € 2.2 billion as at December 31, 2000, a 19 % drop from the level at the end of 1999. This decline reflects the effect of the € 296 million of chargeoffs described above and country provision releases totaling € 154 million. Of the € 154 million country provision releases, € 88 million is due to reduced exposure (mainly in Brazil and Turkey), € 34 million is due to a net reduction in provisioning rates applied to individual countries, and the remaining amount relates to other changes, primarily foreign exchange. In addition to a small increase in our allowances on the homogenous loan portfolio, we released a net € 98 million from our other inherent loss allowance in 2000 due to two legal entities: Eurohypo and Bankers Trust. Each of these entities had a decrease in its loss factors in 2000 because of a decline in its historical average chargeoffs and an increase in its average loan exposures.

Treatment of Default Situations under Derivatives. Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our over-the-counter derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we frequently are able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a non-derivative claim and manage it through our regular workout process. As a consequence, we do not show any non-performing derivatives.

Settlement Risk

Our extensive trading activities may give rise to risk at the time of settlement of those trades.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, as is commonly the case with foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners. We call this "free settlement". In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks.

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

- interest rate risk (including specific risk as well as general risk, as described below);
- equity price risk (including specific risk as well as general risk);
- foreign exchange risk;
- commodity price risk.

We assume market risk in both our trading and our non-trading activities. Trading risks arise either from customer-driven business or from our proprietary positions. We assume risk by making markets in interest rate, foreign exchange, equity and commodity derivatives, as well as in foreign exchange, debt, equity, other securities and commodities.

Our market risk disclosures are based on German banking regulations which permit banks to calculate market risk using their own internal models. Our internal proprietary value-at-risk model has been duly approved by the German Banking Supervisory Authority and is used to calculate the market risk component of our regulatory risk position for interest rate and equity price risks in assets held for trading purposes and for foreign exchange and commodity price risks.

Limits. We manage our market risk through risk limits. We establish limits using a variety of risk measurement tools, including position sensitivity, value-at-risk and stress test methodologies. Our members of the Group Board and Group Risk Committee, supported by Group Market Risk Management which is part of our internally independent risk management function, set a Group-wide hierarchy of value-at-risk limits. Starting with a Group limit, these limits also include a maximum value-at-risk for our Corporate and Investment Bank Group Division, which includes all of our trading units as well as a portion of our non-trading banking book, and further global limits. We allocate these limits among our Group Divisions and the Group Divisions further allocate these limits to specific business lines and trading portfolio groups and to geographical regions.

The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 73 million both throughout the year 2001 and on December 31, 2001 (with a 99 % probability level and a one-day holding period). This includes both our trading activities and the part of our non-trading banking book that we allocate to our Corporate and Investment Bank Group Division. The value-at-risk limit for our consolidated Group was € 77 million both throughout the year 2001 and on December 31, 2001.

Value-at-Risk Analysis. We use the value-at-risk approach to derive quantitative measures specifically for market risks under normal market conditions. We include all material instruments and exposures to material market risks in the value-at-risk figures we calculate, with the exception of:

- equity investments and
- foreign exchange risk arising from currency positions that German regulation permits us to exclude from currency risk reporting. These are both currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting and shares in affiliated companies we record in foreign currency and value at historical cost (structural currency position).

For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a defined period and with a defined probability. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. This facilitates comparisons of our market risk estimates both over time and against our actual daily trading results.

Since January 1, 1999, we have calculated value-at-risk for both internal and external reporting using a 99 % probability level, in accordance with BIS rules. For internal reporting purposes, we use a holding period of one day. For regulatory reporting purposes, the holding period is ten days.

We believe that our value-at-risk model takes into account all material risk factors, assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their volatilities. The model incorporates both linear and non-linear effects of the risk factors on the portfolio value. In our model, the non-linear effects capture risks specific to derivatives. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to one calendar year of trading days) with equal weighting being given to each observation.

The value-at-risk for interest rate and equity price risks is made up in each case of two components. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes. We assume when aggregating general and specific risk that there is no correlation between them.

It is our strategy to calculate value-at-risk using Monte Carlo simulations. However, we still use a variance-covariance approach for some portfolios. In particular, we use a variance-covariance method to calculate specific interest rate risk for some portfolios. In 2001 we moved the calculation of specific interest rate risk for major businesses from the variance-covariance approach to the Monte Carlo simulation method.

Back-testing. We use back-testing to verify the predictive power of the value-at-risk procedure. In back-testing, we compare the daily profits and losses we actually generate with the estimates we had forecast using the value-at-risk procedure.

A back-testing committee meets on a quarterly basis to discuss back-testing results on the Group and lower levels. The committee consists of risk managers, risk controllers and business area controllers. They analyze performance fluctuations and assess the predictive power of our value-at-risk models. Using the results of statistical analyses of the back-testing results, the committee contributes to our initiatives to improve the risk estimation process.

Stress testing. While value-at-risk, calculated on a daily basis, supplies forecasts for maximum losses under normal market conditions, we simulate extreme market movements using stress tests, in which we value our trading portfolios under extreme market scenarios not covered by value-at-risk.

We calculate country-specific event risk scenarios for all of the major emerging markets where we take material risk. We assess these event risk results twice weekly and daily for selected countries and a committee reviews the ratings and the limits bi-weekly (although Group Market Risk Management can alter these limits, like any other market risk limits, at any time). In addition to the country-specific event risk scenarios for emerging markets, we also run periodic global market stress scenarios on the positions of every major business line.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital we need to cover the market risk in all of our positions. Underlying risk factors (market parameters) applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We take the resulting predicted losses from applying the worst of these scenarios to the various portfolios as the economic capital for those businesses. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets. Our scenarios cover:

- emerging market risks, including equity price declines, strong interest rate movements and currency devaluations;
- credit spread risk for bonds and traded loans from industrialized and emerging markets countries;
- price and volatility risk for interest rate, equity price, foreign exchange and commodity prices for industrialized countries. This covers both securities and derivatives portfolios;
- underwriting risk in debt capital markets and asset securitization business, as well as provisions for hedge fund exposures in our equity business.

We aggregate the economic capital by aggregating losses from those scenarios using correlations that reflect stressed market conditions.

On December 31, 2001, our economic capital for market risk (excluding that relating to our alternative assets businesses) totaled € 1.2 billion.

Limitations of our Proprietary Risk Models. Although we believe that our proprietary market risk models are of a high standard, we are committed to their further development.

You should view our value-at-risk analyses in the context of the limitations of the methodology we use. Our value-at-risk results should not, therefore, be viewed as maximum amounts that we can lose on our market risk positions.

Although we believe that the aggregate value-at-risk estimates for our consolidated Group as a whole stand up well against our back-testing procedures, we acknowledge the limitations in the value-at-risk methodology by augmenting the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Aggregated Value-at-Risk of the Group. Our consolidated Group value-at-risk calculation includes the value-at-risk of the trading units that were in our Corporate and Investment Bank Group Division and the interest rate and foreign exchange risks of our non-trading units. A comparison of the consolidated Group's and trading units' value-at-risk numbers shown below indicates that the non-trading units' market risk is relatively small.

The following table shows the value-at-risk calculation for our consolidated Group. The minimum and maximum value-at-risk amounts show the bands within which the values fluctuated during the periods specified. We calculate the value-at-risk with a holding period of one day and a probability level of 99 %. 'Diversification effect' refers to the effect that the total value-at-risk on a given day is lower than the sum of the value-at-risk figures relating to the individual risk factors. We exclude our structural currency position pursuant to German banking regulation.

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Average	43.11	43.63	23.44	24.32	37.36	38.26	19.89	18.67	6.08	7.49	3.21	3.53
Maximum	54.21	65.51	31.04	36.49	48.54	62.56	35.04	42.15	16.27	11.81	7.60	6.77
Minimum	29.36	30.86	16.73	17.65	24.15	25.84	11.67	10.79	3.02	3.53	1.78	1.33
Year-end	41.58	37.75	21.64	17.65	36.07	35.22	20.09	12.30	3.55	5.00	3.52	2.89

Value-at-risk of our Corporate and Investment Bank Group Division Trading Units. The following table shows the value-at-risk of our trading units in 2001 and 2000:

	Total		Diversification effect		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Average	41.02	40.79	23.19	23.84	34.91	35.05	19.90	18.67	6.19	7.39	3.22	3.53
Maximum	55.38	60.79	30.60	34.33	51.69	49.20	35.04	42.15	16.61	11.96	7.60	6.77
Minimum	27.89	29.41	16.68	17.42	22.35	25.36	11.67	10.79	2.87	3.64	1.78	1.33
Year-end	40.53	34.87	21.11	17.42	34.88	32.11	20.09	12.30	3.15	4.99	3.52	2.89

Within our Corporate and Investment Bank Group Division, our interest rate exposures are dominated (in terms of net directional exposures) by instruments denominated in euro, U.S. dollar, pound sterling and Japanese yen. Foreign exchange risk is mainly driven by U.S. dollar, pound sterling, Japanese yen and Swiss franc exposures as measured against our base currency of euro.

The graph on the following page shows the daily aggregate value-at-risk of our trading units in 2001 including diversification effects. As the value-at-risk of our trading units is the major contributor to our consolidated Group value-at-risk, the shapes of the value-at-risk curves of our consolidated Group are similar to those of our trading units.

Daily Value-at-Risk of Trading Units in 2001
in € m.


55
50
45
40
35
30
25
1/01
2/01
3/01
4/01
5/01
6/01
7/01
8/01
9/01
10/01
11/01
12/01

Our trading value-at-risk largely fluctuated between € 35 million and € 45 million in 2001, with the peaks above € 45 million almost all due to above-average interest rate risk positions that were taken in anticipation of rate cuts in the world's largest industrialized countries. The third quarter drop in value-at-risk below € 35 million coincided with quiet northern hemisphere summer markets and reduced risk positions generally.

The value-at-risk and actual income of the trading units throughout the year are shown in the following graph. We used this data as a basis for back-testing.

Income of Trading Units and Value-at-Risk in 2001
in € m.


Income of Trading Units
Value-at-Risk
100
70
30
0
– 30
– 70
1/01
2/01
3/01
4/01
5/01
6/01
7/01
8/01
9/01
10/01
11/01
12/01

The following bar chart shows the distribution of actual daily income of our trading units in 2001. The chart also indicates the number of trading days on which we reached each of the levels of trading units' income shown on the horizontal axis in millions of euro. The trading units achieved a positive income for over 99 % of the trading days and on no trading day did they incur a loss which exceeded the value-at-risk for that day.

Daily Income of Trading Units in 2001
in € m.


Daily average 41.8
Days
35.4*
41.0**
40
30
20
10
0
−10 −5 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 >100

* 99 % quantile of daily income distribution
** average value-at-risk (confidence level 99 %)

The distribution of our trading units' income enables us to compare the reasonableness of our value-at-risk estimate with the volatility of our actual daily income. The bar chart shows that the actual distribution of our trading units' income implies a 99 % downside risk level of € 35.4 million below the average daily income level of € 41.8 million. This is less than the average value-at-risk estimate of € 41.0 million.

Market Risk Management in our Other Non-Trading Portfolios. We manage the market risks arising from our non-trading portfolios on behalf of our entire consolidated Group. Apart from the Corporate and Investment Bank Group Division (which includes Eurohypo, our mortgage bank subsidiary in Germany), Deutsche Bank 24, Deutsche Bank Lübeck, Deutsche Financial Services and Deutsche Bank Saar incur market risk. The market risk our other subsidiaries incur is immaterial.

Alternative Assets

Consolidation and Management of our Alternative Assets Investment Portfolio. As part of our corporate reorganization in February 2001, we consolidated all of our alternative assets investments (except industrial holdings; see below) under a new management structure irrespective of the originating business division. The alternative assets investment portfolio aggregates our private equity and venture capital assets with the alternative assets and other non-trading equity investments that we previously managed in our different business divisions.

Alternative Assets Investment Activities. All of our three Group Divisions engage in alternative assets investment activities. The Corporate Investments and the Private Clients and Asset Management Group Divisions conduct investment activities in alternative assets as principals, fiduciaries and on behalf of third parties as fund managers. We define alternative assets as direct investments in private equity, venture capital, mezzanine debt, real estate principal investments, investments in leveraged buy-out funds, venture capital funds and hedge funds. We manage our investments in hedge funds as principal in the Private Clients and Asset Management Group Division and on a smaller scale, in the Corporate and Investment Bank Group Division.

Alternative Assets Governance Committee. To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Alternative Assets Governance Committee supervises all of our alternative asset investment activities.

This Committee defines investment strategies, determines risk adjusted return requirements, sets limits for investment asset classes, allocates economic capital among the various alternative assets units and approves policies, procedures and methodologies for managing alternative assets risk. The Committee receives monthly portfolio reports showing performance, estimated market values, economic capital usage and risk profiles of the investments. The Committee also oversees the portfolio of industrial holdings and other strategic investments in financial services entities held in our Corporate Investments Group Division.

The Committee has established dedicated investment commitment committees for each alternative asset category, including private equity and venture capital, real estate and hedge funds. The investment commitment committees review and approve transactions that exceed the delegated approval authority of investment managers. Investments that exceed delegated authority levels of an investment commitment committee must be approved by the Group Board.

We carry private equity, venture capital and real estate investments on our balance sheet at their costs of acquisition (less write-downs, if applicable) or fair value. In certain circumstances, depending on our ownership percentage or management rights, we apply the equity method to our investments. In some situations, we consolidate investments made by the private equity business. We account for our investments in leveraged buy-out funds using the equity method and carry hedge fund investments at current market value.

At the end of 2001 the book value of our alternative assets investment portfolio amounted to € 11.9 billion. It consisted mainly of our private equity investments of € 7.1 billion, € 3.9 billion of real estate investments and € 0.9 billion of hedge funds. This includes real estate investments of € 3.1 billion and hedge fund investments of € 0.9 billion which we added in 2001 when we realigned our businesses and created the unified alternative assets investment portfolio.

The portfolio is dominated by the private equity and real estate investments which amounted to € 11.0 billion at December 31, 2001. They were invested in North America (50 %) and Western Europe (40 %), with only small percentages in Central and South America and the Asia-Pacific region. In terms of industrial sectors we believe the majority of the private equity portfolio is well diversified. Of the above € 7.1 billion, a € 2.0 billion portion is held in funds for which we do not have data to support disclosure of their profile by industry.

At the end of 2000, the book value of our private equity and real estate investments was € 7.9 billion. The increase in the value is solely the result of the inclusion of additional real estate and hedge fund exposures that we managed elsewhere and not due to growth of the business. On a comparable basis, the book value of the portfolio has, in fact, declined due to the significant write-downs and value adjustments of private equity and real estate investments in 2001, which totaled € 1.6 billion.

Predominantly all the risk in our alternative assets portfolio is equity price risk. We assess the risk of these businesses through the use of stress testing procedures that are particular to each risk class, taking into account the liquidity of each class. This assessment forms the basis of economic capital needed for the portfolio. On December 31, 2001, our economic capital for alternative assets under the aegis of the Alternative Assets Governance Committee totaled € 6.1 billion. This increased from € 2.8 billion in 2000 due to new positions being taken on and a downgrade in ratings on some of the portfolio.

Management of our Industrial Holdings. DB Investor is responsible for administering and restructuring our industrial portfolio. However, Deutsche Bank AG holds some industrial holdings directly. DB Investor currently plans to sell most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

Our Mutual Fund Investments. Our mutual fund investments (held in the Private Clients and Asset Management and Corporate and Investment Bank Group Divisions) amounted to € 5.5 billion at December 31, 2001 and had not changed significantly in value since the end of 2000. They were invested predominatly in securities and shares of Western European (mainly German) issuers and across a broad mix of industries (including governments).

Liquidity Risk

As our balance sheet has grown significantly in the recent years, our liquidity management function has become more important. With our finalizing of the funding matrix and the stress testing capabilities we describe below, we have concluded the last steps to establish a fully integrated liquidity risk management framework.

Funding Matrix

We have created what we call our "Funding Matrix", on which we have mapped all of our funding relevant assets and liabilities in time buckets corresponding to their maturities. Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquids (assigned to the time bucket one year and under) and illiquids (assigned to time buckets up to five years based on modeling of their liquidation profile). We have modeled assets and liabilities that show a behavior of being renewed or prolonged regardless of capital market conditions (such as some retail products) and assigned them to time buckets accordingly. The Funding Matrix shows the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. We have also developed a cumulative mismatch vector, which enables us to predict whether any excess or shortfall will grow, decline or switch over time. The Funding Matrix forms the basis for our annual securities issuance plan which upon approval of our Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument. On the basis of this model we have not identified any material funding mismatches.

Short-term Liquidity

We have established a system to track net cash outflows over an eight-week horizon. This system allows management to assess our short-term liquidity position in any location, region and globally on a by-currency and by-product basis. The system captures all of our cash flows, thereby including liquidity risks resulting from off-balance sheet transactions as well as from transactions on our balance sheet. We model transactions which have no specific contractual maturities using statistical analysis to capture the actual behavior of these transactions. Our Group Board, upon the recommendations of our Group Asset and Liability Committee, has set global and regional limits for the liquidity exposures which we monitor on a daily basis.

Unsecured Funding

Unsecured wholesale funding is a finite resource. Over the course of 2001, we have reduced our unsecured wholesale (as opposed to retail) funding by approximately € 25 billion (see table on next page). Our Group Asset and Liability Committee has set limits to restrict utilization of unsecured wholesale funding.

Funding Diversification and Asset Liquidity

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important part of our liquidity policy. Our core funding resources, such as retail and fiduciary deposits and long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets.

Total External Unsecured Liabilities by Product
in € bn.
December 31, 2000: total € 378 billion
December 31, 2001: total € 366 billion



108
93
100
74 74
75
61
59
55 55
47
48
50
19 20
17
14
25
0
Retail deposits
Fiduciary deposits
Capital markets
Small/ mid cap*
CP-CD**
Bank deposits
Other non-bank deposits

December 2001 data – Bank deposits are split between Bank deposits € 36 billion/ Central bank € 12 billion.

* Small/mid cap: refers to deposits by small and medium-sized European corporates.
** CP-CD: refers to Commercial Paper-Certificates of Deposit.

The above chart shows the composition of our unsecured liabilities as at December 31, 2001 in euro. Our total unsecured liabilities amounted to approximately € 366 billion on that date. The liability diversification report is a management information tool we use to actively manage our liability composition. It contains all relevant unsecured liabilities and can selectively be reconciled against balance sheet items.

We track the volume and location within our consolidated inventory of unencumbered, highly liquid assets which we can use immediately to raise funds either in the repurchase agreement markets or by selling the assets. The securities inventory consists of a wide variety of liquid securities, which we can convert into cash even in times of market stress.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. By holding these liquid assets, we also protect ourselves against unexpected liquidity squeezes resulting from customers drawing large amounts under committed credit facilities. In addition, we maintained, on average, a € 26 billion portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies.

Stress Testing and Scenario Analysis

In 2001, we completed the development of stress testing and scenario analysis to evaluate the impact of sudden, unforeseen events with an unfavorable impact on the bank's liquidity. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attack of September 11, 2001) or modeled using hypothetical events. They include internal scenarios (such as operational risk, merger or acquisition, credit rating downgrade by 2 and 4 notches) as well as external scenarios (such as market risk, emerging markets, systemic shock and prolonged global recession). Under each of these scenarios we assume that all maturing assets will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired. We then model the steps we would take to counterbalance the resulting net shortfall in funding needs such as selling assets and adjusting the price we would pay for liabilities. This analysis is fully integrated within the existing liquidity framework. We take our contractual cash flows as a starting point, which enables us to track the cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset saleability as described in the paragraph above complements the analysis. Our stress testing analysis provides guidance as to our ability to survive critical scenarios and would, if deficiencies were detected, cause us to make changes to our asset and liability structure. The analysis is performed monthly. The following report is illustrative of our stress testing results as at December 31, 2001. For each scenario, the table shows what our maximum funding gap would be over an eight week horizon after occurrence of the triggering event, whether the risk to our liquidity would be immediate and whether it would improve or worsen over time and how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding Gap* in € m.	Liquidity Impact	Gap Closure** in € m.
Market Risk	6,060	Gradually increasing	64,750
Emerging Markets	12,939	Gradually increasing	77,537
Prolonged Global Recession	17,795	Gradually increasing	71,297
Systemic Shock	30,934	Immediate, duration 2 weeks	64,750
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	13,958	Gradually increasing	64,750
Operational Risk	20,921	Immediate, duration 2 weeks	64,750
Merger & Acquisition	36,101	Gradually increasing, pay-out in week 6	64,750
DB downgrade to A2/P2 (short term) and A3/A- (long term)	55,450	Gradually increasing	70,578

* Funding gap after assumed partially impaired rollover of liabilities. All assets are renewed.
** Additional liquidity generated through counterbalancing activity.

With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to our financial stability by regularly addressing central banks, supervisors and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and will strive to assist in creating an industry standard that is appropriate to evaluate and manage liquidity risk.

Off-balance Sheet Arrangements with Unconsolidated Special Purpose Entities

Special purpose entities (SPEs) are legal entities created for a particular purpose and are used in structuring a wide range of capital markets products. We take into consideration our commitments arising from off-balance sheet arrangements with unconsolidated SPEs when we assess our liquidity and related risks. We consolidate the majority of the SPEs we are involved with. Those we do not consolidate relate primarily to asset securitizations and commercial paper programs.

In an asset securitization, we sell financial assets to a securitization trust which funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization trust after the sale and we and our creditors have no claim on the assets we have sold. Similarly, the investors and the securitization trust have no recourse to our other assets if the loans go into default. For these reasons, we are not permitted to consolidate these trusts. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

The securitization trusts we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the trust's assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization trust we have credit risk which is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the volume of our asset securitization activities.

Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an SPE. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the SPE. The SPE then issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

Unlike securitization trusts, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer's assets are longer term. We take on this risk as well as the credit risk of the assets of the issuer whenever we provide a liquidity support facility to the issuer. We had € 24.6 billion of such facilities outstanding as at December 31, 2001. These facilities are included in our overall assessments of credit and liquidity risks.

Besides these two main types of activities, we also engage in activities with SPEs which do not pose any off-balance sheet risk. For example, we may act as investor, servicer or administrator or we may be sought out to provide a financial product. The effects of these transactions are fully reflected in our consolidated financial statements.

Contractual Financial Obligations and Commercial Commitments

The following table shows the maturity breakdown of the indicated contractual financial obligations outstanding as at December 31, 2001:

in € m.	2002	2003	2004	2005	Due in 2006	Due after 2006	Total
Long-term debt*	19,027	25,068	23,627	20,524	14,710	63,952	166,908
Capital lease obligations	164	163	160	153	152	1,646	2,438
Operating lease obligations	596	489	429	349	284	1,571	3,718
Total	**19,787**	**25,720**	**24,216**	**21,026**	**15,146**	**67,169**	**173,064**

* Excludes € 4.1 billion of trust preferred securities.

The following table shows the maturity breakdown of the indicated commercial commitments outstanding as at December 31, 2001:

in € m.	2002	2003	2004	2005	Due in 2006	Due after 2006	Total
Irrevocable credit commitments	84,455	8,480	4,968	6,915	9,844	6,067	120,729
Guarantees, standby letters of credit and similar arrangements*	31,098	6,231	1,577	1,417	857	1,222	42,402
Securities lending indemnifications	42,173	–	–	–	–	–	42,173
Other commercial commitments	–	–	–	15	–	326	341
Total	**157,726**	**14,711**	**6,545**	**8,347**	**10,701**	**7,615**	**205,645**

* Consists almost entirely of contingent liabilities (€ 36.7 billion), commitments to extend guarantees and letters of credit (€ 3.2 billion) and issued letters of credit (€ 2.1 billion).

The significant obligations in the above tables of contractual financial obligations and commercial commitments are included in our overall assessment of liquidity risk.

Operational Risk

The banking industry, in ongoing dialogue with the Basel Committee on Banking Supervision achieved important milestones in 2001 in developing the new Regulatory Operational Risk Framework, although the discussions with the regulators concerning the capital guidelines have not yet ended. On the basis of the regulatory discussion we define operational risks as the potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately defined or failed processes or control/system failure. This definition includes, among others, legal and regulatory risk.

We expect that developing guidelines, standards, tools and methodologies to measure and protect against operational risk will be a major challenge to the banking sector in the coming years. This is especially true in view of the new capital adequacy regulations currently under discussion, which will come into force in 2005 and which will impose a capital charge for operational risks. We expect that the new regulatory framework will contain qualitative demands regarding a bank's organization and risk management as well as quantitative directives for risk recognition and risk measurement. We are already working towards fulfilling what we expect are likely to be the new requirements.

Managing our Operational Risk

We have begun to implement a framework for monitoring our operational risks on a global basis. A Group Operational Risk Guideline defines roles and responsibilities for managing and reporting operational risk. Divisional Guidelines supplemented this Group Guideline. Responsibility for operational risk management essentially lies with our Corporate Divisions. They decide in what form and on what scale they accept, control or reduce risk. The Corporate Divisions also decide what form of risk prevention measures are necessary. We have integrated operational risk – parallel to the existing functions for credit and market risks – into our risk management function, which is independent of the Corporate Divisions. We are implementing three different systems for the management of operational risks:

- We perform operational risk "self-assessments" using our db-RiskMap tool. This results in a specific operational risk profile for business lines, service functions and the Corporate Center.
- We collect losses arising from operational risk events in our db-Incident Reporting System database.

- We capture and monitor qualitative and quantitative risk indicators in our tool db-Score.

These systems help to give an overview of our current operational risk profiles and to define risk management measures and priorities. We monitor the status of implementation in a tracking tool, which forms the basis for quarterly review by the Operational Risk Committee.

Our Group Chief Risk Officer has appointed a Chief Risk Officer Operational Risk with Group-wide responsibility. He is represented on the Group Risk Committee and is Chairman of the Operational Risk Committee. This committee, whose members include the divisional Operational Risk Officers and representatives of Service Functions and Corporate Center such as Audit, Controlling, Human Resources, Legal, Tax and Compliance, develops and implements our internal guidelines for managing operational risk. In 2001 we have created an independent Operational Risk function within each of our Group Divisions Corporate and Investment Bank and Private Clients and Asset Management, headed by the divisional Operational Risk Officers. The Operational Risk Officers established divisional Operational Risk Committees which meet on a monthly basis.

We seek to minimize operational risk associated with our communication, information and settlement systems through the development of back-up systems and emergency plans. We engage in regular employee training, operating instructions and inspections to help limit operational defects or mistakes. Where appropriate, we purchase insurance against operational risks.

The introduction of the euro has posed special operational risks. In 2001, we prepared for the final phase of the euro's introduction, including distribution of euro notes and coins. In addition, the project comprised final conversion of accounts and adaptation of our information technology systems. We incurred costs of € 161 million in 2001 in connection with this last phase of the euro conversion.

Insurance-Specific Risks

We have put in place instruments to monitor and manage the risks specific to our insurance business, which is focused on life insurance products. The risks specific to life insurance are:

- the "accidental risk" that we will have to pay higher benefits for policyholders than we expected, and
- the risk that we will not recognize changes in basic conditions or in the behavior of policyholders promptly enough to adjust our premiums or the terms on which we write insurance policies or for which we are otherwise unable to adjust premiums or terms.

Insurance companies like ours are also subject to general underwriting and pricing risks. Our insurance businesses have developed underwriting guidelines for the assumption of risks appropriate to the local markets in which they operate. We continuously monitor compliance with the underwriting guidelines.

Our insurance businesses are exposed to a risk that the price they charge for an insurance product may be inadequate to cover the expenses we incur to cover future obligations arising from that product. When we calculate our premiums, we take into consideration assumptions as to future investment returns, expenses, persistency, mortality, morbidity and taxes, where appropriate.

We take into account the long-term nature of most of the liabilities from our life insurance business by matching assets and liabilities and suitable cash flows from our investment portfolio to limit the liquidity risk we face.

In the normal course of business, we, like other insurance companies, seek to limit losses, minimize exposure to large risks, provide additional capacity for future growth and effect business sharing arrangements by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. When our insurance businesses enter reinsurance arrangements they are not discharged from legal responsibility as the primary insurer. We estimate amounts recoverable from reinsurers in a manner consistent with the liability associated with the reinsured policies.

Regulatory Risk Reporting

The following table shows the development of our risk position, capital and reserves and capital adequacy ratios for the companies we consolidate for the purposes of our regulatory risk reporting. We calculate these figures in compliance with BIS guidelines and the related guidance of the German Banking Supervisory Authority.

in € m.	31.12.2001	31.12.2000**
Risk-weighted positions	297,063	291,951
Market risk equivalent*	8,016	7,928
Risk position	305,079	299,879
Core capital (Tier I)	24,803	23,504
Supplementary capital (Tier II)	12,255	15,839
Available Tier III capital	0	0
Total capital	37,058	39,343
Core capital ratio (Tier I)	8.1 %	7.8 %
Capital ratio (Tier I + II + III)	12.1 %	13.1 %

* A multiple of our value-at-risk, calculated with a probability level of 99 % and a ten-day holding period.
** Restated according to U.S. GAAP and unaudited.

Overall Risk Position

On December 31, 2001, our economic capital totaled € 20.9 billion, compared to € 15.7 billion as at December 31, 2000, taking into account cross-divisional diversification effects of the credit portfolio. This does not include liquidity risk and the risk at our insurance companies or the industrial holdings of DB Investor. The following table allocates our economic capital as at December 31, 2001 among these risks. The overall increase is largely driven by the inclusion of additional positions in the alternative assets' risk calculation (part of market risk) and the general worsening of the market environment for this risk class. Moreover, the methodology for operational risk and business risk has been refined leading to an increase in business risk and a slight decrease in operational risk.

Economic Capital

in € m.	31.12.2001
Credit risks	9,064
Market risks	7,257
Operational risks	2,538
Business risks	2,026
Total	**20,885**

Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with the U.S. Generally Accepted Accounting Principles and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with United States Generally Accepted Auditing Standards and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 5, 2002
Deutsche Bank AG

Josef Ackermann   Clemens Börsig   Rolf-E. Breuer

Tessen von Heydebreck   Hermann-Josef Lamberti

Report of the Supervisory Board



Hilmar Kopper
Chairman of the Supervisory Board

The Supervisory Board held extensive discussions at its four meetings last year on the bank's business situation and strategy and the development of its Group Divisions as well as on current events and fundamental policy issues.

Alongside the Annual Financial Statements for 2000 and planning for the financial year 2001, discussions concentrated on the formation and tasks of the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM), and Corporate Investments (CI).

The Supervisory Board also discussed changes in the bank's portfolio of holdings. The relevant proposals of the Board of Managing Directors were closely examined and approved, where required by German law or the Articles of Association.

The general economic situation was also the subject of regular and thorough discussion, particularly with regard to its effects on the bank. Talks centered on the global interest rate and currency situation, the change of the stock and bond markets, as well as the development of important economies in the Triad and in selected emerging markets. The work of the Supervisory Board Committees was regularly presented at each subsequent meeting of the entire Supervisory Board.

The Supervisory Board and its Committees were informed regularly by the Board of Managing Directors without delay and comprehensively on all of the important issues of business development, strategy, earnings and risk situation, risk management and risk controlling as well as staff development and principles of human resources policies – also with regard to senior executives (Group Board Management Committee). Furthermore, individual topics of current interest were also dealt with in regular discussions between the Spokesman of the Board of Managing Directors and the Chairman of the Supervisory Board.

In the course of its six meetings, the Credit and Market Risk Committee discussed in due time all commitments subject to mandatory approval under German law and the Articles of Association, and all major loans and loans entailing high risks. Where necessary, the Committee gave its approval. Apart from credit, market, country and liquidity risks, the Committee also reviewed operational risks. Global industry portfolios were presented and discussed at length. In particular, the Committee investigated the influence of the events of September 11 on the bank's various risk categories. The Committee also obtained information on the Group Division Corporate Investments, including an overview of its portfolio, organizational structure and internal authorization procedures.

The Chairman's Committee met four times and the Audit Committee met twice in the period under review. The Mediation Committee, established pursuant to the regulations of the Co-Determination Act, was not convened in 2001.

At its meeting on January 31, 2001, the Supervisory Board discussed the development of the bank's business in 2000 as well as the business plans for 2001. The Board of Managing Directors reported on the new organizational structure providing for an alignment of the bank into the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI). Furthermore, the Supervisory Board resolved to extend the appointments to the Board of Managing Directors of Dr. Josef Ackermann and Carl L. von Boehm-Bezing.

At its meeting on March 28, the Annual Financial Statements of Deutsche Bank AG for 2000 were approved and thus established. The Consolidated Financial Statements and Management Report were also approved. The same applied to the Report of the Supervisory Board. The agenda for the General Meeting in 2001 was approved. Furthermore, the Supervisory Board gave its approval to the Corporate Governance Principles of the bank. The Group's risk situation was presented. The Supervisory Board resolved to comply with Carl L. von Boehm-Bezing's wish to allow his appointment to expire early with effect from the General Meeting in 2001. Jürgen-Hinrich Fitschen was appointed full member of the Board of Managing Directors of the bank with immediate effect for a period of five years until March 27, 2006.

On July 31, the Supervisory Board was informed of the development of business in the first half of 2001 and of the structure and work in Controlling. A resolution was taken to rename the "Bilanzausschuss" as "Prüfungsausschuss" (Audit Committee).

At its last meeting of the year on October 31, reports were given on the development of the Group's business in the first nine months of the year and on the planned activities in the Group Division PCAM. Furthermore, the merger of Eurohypo AG with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG were discussed extensively, along with the acquisition of Scudder Investments and the sale of Deutscher Herold Group and Deutsche Bank Offshore Group. The corresponding resolutions of the Supervisory Board were subsequently taken in writing. A new version of the Terms of Reference for the Supervisory Board was resolved. Approval was given to issue option rights to shares of the bank to active staff of Deutsche Bank Group (Global Share 2001).

All of the members of the Supervisory Board participated in more than half of the Supervisory Board meetings taking place during the period of their membership for the year 2001.

Representatives of the bank's auditor attended the Financial Statements Meetings of the Supervisory Board, the Audit Committee and the Credit and Market Risk Committee and commented on questions raised. The Audit Committee convinced itself of the independence of the auditor.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements for 2001 and the Management Report as well as the Consolidated Financial Statements and the Notes, and issued an unqualified opinion. The relevant reports of the auditor were given to the Supervisory Board for inspection. The Supervisory Board agrees with the results of this audit.

The Annual Financial Statements, prepared by the Board of Managing Directors, have been approved by the Supervisory Board today and are thus established. The Supervisory Board agrees with the proposed appropriation of profits.

All of the members of the Supervisory Board have undertaken to voluntarily comply with the Corporate Governance Principles of the bank issued during the preceding year to avoid conflicts of interest. The members of the Supervisory Board took note of the Report on Corporate Governance submitted by the Board of Managing Directors.

With effect from June 30, 2001, Dr. Klaus Liesen and Dr. Hermann Scholl resigned from the Supervisory Board to avoid possible conflicts of interest due to their concurrent mandates on the Supervisory Board of Allianz AG following its takeover of Dresdner Bank AG. The court appointed Tilman Todenhöfer, Deputy Chairman of the Board of Management of Robert Bosch GmbH, with effect from July 16, 2001, and Sir Peter Job, former Chief Executive Officer of Reuters Group, with effect from October 2, 2001, as successors. Gerhard Renner resigned from the Supervisory Board with effect from the General Meeting in 2001. The District Court of Frankfurt am Main appointed Gerald Herrmann, Federal Executive Secretary of Unified Services Union, as his successor with effect from June 8, 2001. Heinz Brülls resigned his mandate with effect from December 31, 2001. As his successor, Peter Kazmierczak, his substitute member, was appointed to the Supervisory Board with effect from January 1, 2002.

The Supervisory Board is indebted to Dr. Liesen, Dr. Scholl, Mr. Renner and Mr. Brülls for their loyal support and commitment.

The Supervisory Board would like to thank the Board of Managing Directors and the bank's employees for their great personal dedication.

Frankfurt am Main, March 22, 2002
The Supervisory Board



Hilmar Kopper, Chairman

Supervisory Board

Supervisory Board

Hilmar Kopper
Chairman,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson
Deutsche Bank 24 AG, Berlin

Dr. rer. oec. Karl-Hermann Baumann
Chairman of the Supervisory Board
of Siemens Aktiengesellschaft, Munich

Heinz Brülls*
Deutsche Bank AG, Aachen,
until December 31, 2001

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank 24 AG,
Frankfurt am Main

Gerald Herrmann*
Federal Executive Secretary
of Unified Services Union, Berlin,
from June 8, 2001

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Sir Peter Job
London, from October 2, 2001

Prof. Dr. Henning Kagermann
Co-Chairman and CEO
of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG, Essen,
from January 1, 2002

Adolf Kracht
Consultant, Munich

Professor Dr.-Ing. E. h.
Berthold Leibinger
Chairman of the Board of Management
of TRUMPF GmbH + Co. KG, Ditzingen

Dr. Klaus Liesen
Chairman of the Supervisory Board
of Ruhrgas AG, Essen, until June 30, 2001

Margret Mönig-Raane*
Vice President of
Unified Services Union, Berlin

Dr. Michael Otto
Chairman of the Board of Management
of Otto-Versand (GmbH & Co.), Hamburg

Gerhard Renner*
Member of the Board of DAW AG,
Managing Director of the Asset
Management of DAG GmbH, Hamburg,
until May 17, 2001

Dr. Hermann Scholl
Chairman of the Board of Management
of Robert Bosch GmbH, Stuttgart,
until June 30, 2001

Klaus Schwedler*
GTG Gesellschaft für Technisches
Gebäudemanagement mbH, Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board of
Management of Robert Bosch GmbH,
Stuttgart, from July 16, 2001

Michael Freiherr Truchseß
von Wetzhausen*
Deutsche Bank AG, Frankfurt am Main

Lothar Wacker*
Deutsche Bank AG, Cologne

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory Board
and the Shareholders' Committee
of Henkel KGaA, Düsseldorf

Committees

Chairman's Committee
Hilmar Kopper
– *Chairman*
Heidrun Förster*
– Deputy Chairperson
Dr. Ulrich Cartellieri
Lothar Wacker*

Mediation Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. Ulrich Cartellieri
Ulrich Kaufmann*, from July 31, 2001
Gerhard Renner*, until May 17, 2001

Audit Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. rer. oec. Karl-Hermann Baumann
Heinz Brülls*, until December 31, 2001
Dr. Ulrich Cartellieri
Sabine Horn*, from January 30, 2002
Michael Freiherr Truchseß
von Wetzhausen*

Credit and Market
Risk Committee
Hilmar Kopper
– Chairman
Dr. rer. oec. Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Dr. Klaus Liesen, until June 30, 2001
Sir Peter Job, from January 30, 2002
– Substitute Member
Adolf Kracht
– Substitute Member

* elected by the staff

Advisory Board

Advisory Board

Dr. Mark Wössner
Chairman
Munich

Dipl.-Volkswirt Dr. h. c. Tyll Necker
Deputy Chairman
President of Hako-Werke GmbH & Co.,
Bad Oldesloe
† March 28, 2001

Ulrich Hartmann
Deputy Chairman
from November 1, 2001,
Chairman of the Board of
Managing Directors
of E.ON AG, Düsseldorf

Carl L. von Boehm-Bezing
Frankfurt am Main, from May 28, 2001

Sir John Craven
London
until March 12, 2002

Dr. jur. Walter Deuss
KarstadtQuelle AG, Essen

Michael Dobson
Frankfurt am Main

Dr. Karl-Gerhard Eick
Member of the Executive Board
of Deutsche Telekom AG, Bonn

Dr. Michael Endres
Frankfurt am Main

Dr. Karl-Ludwig Kley
Member of the Executive Board
of Deutsche Lufthansa AG, Cologne

Max Dietrich Kley
Member of the Board
of Executive Directors
of BASF Aktiengesellschaft,
Ludwigshafen

Dr. Jürgen Krumnow
Frankfurt am Main

Georg Krupp
Frankfurt am Main

Francis Mer
Président Directeur Général
UNISOR, Paris

Heinz-Joachim Neubürger
Member of the Management Board
of Siemens Aktiengesellschaft,
Munich, until May 11, 2001

August Oetker
General Partner
of Dr. August Oetker, Bielefeld

Eckhard Pfeiffer
Houston

Dr. techn. h. c. Dipl.-Ing. ETH
Ferdinand Piëch
Chairman of the Board of Management
of Volkswagen AG, Wolfsburg

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board
of J. M. Voith AG, Heidenheim
from June 1, 2001

Dr. rer. pol. Dipl.-Kfm.
Gerhard Rüschen
Bad Soden am Taunus

Dr. Ronaldo H. Schmitz
Frankfurt am Main

Jürgen E. Schrempp
Chairman of the Board of Management
of DaimlerChrysler AG, Stuttgart

Dipl.-Ing. Hans Peter Stihl
Chairman of the Board and
Chief Executive Officer
of Andreas Stihl, Waiblingen

Dr. Frank Trömel
Deputy Chairman of the
Supervisory Board
of DELTON Aktiengesellschaft
für Beteiligungen,
Bad Homburg vor der Höhe

Marcus Wallenberg
Executive Vice President
INVESTOR AB, Stockholm

Dr. Ulrich Weiss
Frankfurt am Main

Werner Wenning
Member of the Board of Management
of Bayer AG, Leverkusen

Dr. Jürgen Zech
Gerling Group, Cologne

Board of Managing Directors

Board of Managing Directors

Josef Ackermann

Carl L. von Boehm-Bezing
(until May 17, 2001)

Clemens Börsig

Rolf-E. Breuer
(Spokesman)

Thomas R. Fischer
(until January 30, 2002)

Jürgen Fitschen
(from March 28, 2001 until January 30, 2002)

Tessen von Heydebreck

Hermann-Josef Lamberti

Michael Philipp
(until January 30, 2002)

Group Five-Year Record Figures according to U.S. GAAP

in € m.

Balance Sheet	2001	2000	1999	1998[1]	1997[1]
Total Assets	918,222	928,994	875,789	652,269	543,448
Loans, net	259,838	274,660	254,173	218,160	199,019
Deposits	374,089	350,552	331,872	260,460	227,816
Long-term debt	166,908	154,484	131,964	92,785	80,859
Common shares	1,591	1,578	1,573	1,363	1,359
Total shareholders' equity	40,193	43,683	32,351	27,215	22,701
BIS core capital[2]	24,803	23,504	17,338	15,979	12,177
BIS total capital[2]	37,058	39,343	35,172	29,343	24,692
Income Statement	**2001**	**2000**	**1999**	**1998[1]**	**1997[1]**
Net interest revenues	8,620	7,028	7,994	6,235	6,440
Provision for loan losses	1,024	478	725	908	856
Commissions and fee income	10,727	11,693	7,967	5,514	4,807
Trading revenues, net	6,031	7,625	2,127	262	1,438
Other noninterest revenues	4,243	8,133	6,944	5,192	5,159
Total net revenues	**28,597**	**34,001**	**24,307**	**16,295**	**16,988**
Compensation and benefits	13,360	13,526	9,655	6,557	9,648
Goodwill amortization	951	771	486	189	191
Restructuring activities	294	125	459	289	–
Other noninterest expenses	12,189	12,710	11,356	8,735	4,473
Total noninterest expenses	**26,794**	**27,132**	**21,956**	**15,770**	**14,312**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**1,803**	**6,869**	**2,351**	**525**	**2,676**
Income tax expense	434	2,643	1,689	240	1,474
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	995	(9,287)	(951)	–	–
Cumulative effect of accounting changes, net of tax	(207)	–	–	–	–
Net income	**167**	**13,513**	**1,613**	**285**	**1,202**
Key Figures	**2001**	**2000**	**1999**	**1998**	**1997**
Basic earnings per share	€ 0.27	€ 22.00	€ 2.76	€ 0.54	€ 2.33
Diluted earnings per share	€ 0.27	€ 21.72	€ 2.74	€ 0.54	€ 2.33
Dividends paid per share	€ 1.30	€ 1.15	€ 1.12	€ 0.92	€ 0.92
Return on average total shareholders' equity (RoE)	0.40%	39.16%	5.51%	1.34%	–
Return on adjusted average total shareholders' equity[3]	0.53%	52.80%	7.98%	2.32%	–
Cost/income ratio	90.5%	78.7%	87.7%	91.7%	80.2%
Price/earnings ratio	294.07	4.12	30.56	90.31	–
BIS core capital ratio (Tier I)[2]	8.1%	7.8%	5.9%	6.3%	5.2%
BIS capital ratio (Tier I + II + III)[2]	12.1%	13.1%	12.0%	11.5%	10.6%
Employees	94,782	98,311	93,232	75,306	76,141

[1] Amounts in this column are unaudited. We have restated in euro the amounts we originally reported in Deutsche Mark, using the fixed conversion rate of DM 1.95583 per euro.
[2] For 2001 and 2000 on the basis of U.S. GAAP, for 1999, and 1998 on the basis of IAS, for 1997 on the basis of the German Commercial Code.
[3] We calculate an adjusted measure of our Return on Equity (RoE) to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Active Equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal item for which we adjust our ratio is the aggregate unrealized gains and losses (including tax effect) in our large portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in "Active Equity" from the time those shareholdings are sold and the related gains are employed by our businesses.

Declaration of Backing

For the following companies, Deutsche Bank AG ensures, except in the case of political risk, that they are able to meet their contractual liabilities:

Declaration of Backing*

DB Investments (GB) Limited, London

Deutsche Asset Management Europe GmbH, Frankfurt am Main (formerly: Deutsche Fonds Holding GmbH)

Deutsche Asset Management International GmbH, Frankfurt am Main (formerly: Deutsche Asset Management GmbH)

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Melbourne

Deutsche Bank Americas Holding Corp., New York/U.S.A. (formerly: Deutsche Bank North America Holding Corp.)

Deutsche Bank Lübeck Aktiengesellschaft vormals Handelsbank, Lübeck

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank OOO, Moscow

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon (formerly: Deutsche Bank de Investimento, S.A.)

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Antwerp (business domicile Brussels)

Deutsche Bank Saar Aktiengesellschaft, Saarbrücken

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Bank Trust Aktiengesellschaft Private Banking, Frankfurt am Main

Deutsche – Equities S.A., Paris (formerly: Deutsche Morgan Grenfell – Equities S.A.)

Deutsche Futures London Limited, London (formerly: Deutsche Morgan Grenfell Futures Limited)

Deutsche Futures Singapore Pte Ltd., Singapore (formerly: Deutsche Morgan Grenfell Futures Pte Ltd.)

Deutsche Grundbesitz-Investment-gesellschaft mbH, Eschborn

Deutsche Grundbesitz Management GmbH, Eschborn

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Limited, Hong Kong (formerly: Deutsche Morgan Grenfell Capital Markets Limited)

Deutsche Securities Asia Limited, Hong Kong

DWS Investment GmbH, Frankfurt am Main (formerly: DWS Deutsche Gesellschaft für Wertpapiersparen mbH)

DWS Investment S.A., Luxembourg (formerly: DB Investment Management S.A.)

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

* Companies with which a profit and loss transfer agreement exists are marked in the List of Shareholdings.

Glossary

Glossary

Agency debt
Debt issued by U.S. government-backed mortgage corporations such as Freddie Mac and Fannie Mae.

Alternative assets
Direct investments in private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and hedge funds.

Arbitrage
The simultaneous buying and selling of the same security in different markets, intended to achieve profits with little to no risk.

Asset backed securities
Particular type of securitization of payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets (→ Securitization).

Asset financing
A type of finance for selected assets in the corporate and consumer sector.

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Daily profits and losses are compared with the estimates we had forecast using the value-at-risk model.

Balanced scorecard
Tool for transforming strategic management goals into qualitative and quantitative targets. The combination of financial and non-financial figures allows a balanced performance measurement at various management levels.

Banking book
All risk positions that are not entered in the → Trading book.

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Ratio used by international banks to cover their default risk (risk-weighted assets including off-balance-sheet transactions) and → Market risk with regulatory capital (core capital, supplementary capital and Tier III capital; → Capital and reserves according to BIS). There is a minimum ratio of 8 % for Tier I, Tier II and Tier III capital to risk-weighted assets and the market risk positions multiplied by a factor of 12.5. A minimum of 4 % is prescribed for the ratio of core capital to risk-weighted assets.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Business angels
Wealthy private individuals who contribute their entrepreneurial experience, business or technical know-how, their networks of professional contacts and capital to help get young technology companies started. The advantage for the business angel lies in the alternative form of investing capital: while a direct investment in new technology-oriented companies entails high risks it also holds a high return potential.

B2B (business to business)
Term used to describe the settlement of → E-business between companies, i.e. between suppliers, manufacturers and commercial firms. B2B therefore relates to the entire value-added chain.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital allocation
Allocation of available capital to the business areas of a company.

Capital and reserves according to BIS
Regulatory capital and reserves according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks. They consist of core capital (primarily share capital, reserves and hybrid capital components), supplementary capital (primarily participatory capital, long-term subordinated liabilities, unrealized gains on listed securties and general allowance for loan

losses) and Tier III capital (mainly short-term, subordinated debt and excess Tier II capital).

Cash flow statement
Calculation and presentation of the cash flow a company has generated or consumed during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Cash management covers the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial activities.

Commitment
Ability to identify with one's company, its goals and values, the willingness to work hard and the inclination to stay with the company.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It primarily consists of net income and → Other comprehensive income.

Confidence level
The probability of a potential loss arising within the interval stated by the → Value-at-risk.

Corporate finance
General term for capital market-related, innovative financing services that meet special consulting requirements in corporate customer business.

Corporate Trust and Agency Services
Services to safeguard the smooth administration of equity and fixed-income financings, sometimes known as post-IPO services.

Cost/income ratio
In general: a ratio for assessing a company's cost effectiveness which expresses operating expenses in relation to operating income.
Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Country risk
Risk that counterparties are no longer able to fulfil their payments obligations as a result of government measures (such as currency transfer restrictions) or country-specific economic factors (such as currency devaluations.)

Credit derivative
Instruments with which → Credit risks connected with loans, bonds or other risk-weighted assets or market risk positions are transferred to collateral providing parties. This does not alter or re-establish the underlying credit relationship of the original risk takers (parties selling the credit risks).

Credit product
Primarily specialized lending such as structured products and forms of finance for corporate acquisitions (→ Leveraged finance).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, country risk and settlement risk.

Credit trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional services in the field of securities.

Derivative
Product whose value derives largely from the price, price fluctuations or price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Direct brokerage
Securities trading (broking) by online media such as the → Internet or by telephone. Direct brokerage clients decide themselves what securities they trade and when they trade them. In doing so, they do not receive any personal advice from the bank.

Earnings per share
Key figure determined according to → U.S. GAAP which expresses a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could raise the number of shares.

E-business/e-commerce
The aggregate total of all electronic data exchanged in connection with commercial activities: information flows and transactions with products or services. E-commerce covers relations between companies, companies and authorities and companies and private individuals. E-commerce uses various forms of data transmission (telephone, television, data networks → Internet).

Eco-audit
An official certificate documenting that a company's environmental management system complies with EU regulations. It is awarded after the company's environmental management has been audited by an official environmental expert.

Economic capital
Capital designated to cover unexpected losses suffered as a result of → Credit risk, → Market risk or → Operational risks and → Business risks. It must therefore be clearly distinguished from reported capital and reserves. Required economic capital corresponds to the estimated loss that, based on a certain probability (→ Confidence level), will not be exceeded in any given year. The aggregate economic capital figure for the overall bank states how much equity capital the bank needs to hold to be able to meet its obligations even in case of extreme losses.

Electronic banking
The transaction of banking business via electronic networks such as the → Internet or by data carrier exchange.

Emerging markets
Up-and-coming markets in developing nations, mainly in the financial sector.

Equity capital markets
Primarily, activities connected with the IPO of a company or the placement of new shares. This also covers the privatization of state-owned companies.

Equity method
Valuation method for holdings in companies whose business policy can be significantly influenced (associated companies). Under the equity method the pro rata share of the company's net income/loss is reflected in the book value of the holding. For distributions the value is reduced by the pro rata amount.

Euro medium-term notes (MTNs)
Medium-term notes are flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Event risk scenario
Event risk scenarios describe important events, e.g. large movements in interest rate or exchange rates.

Exposure
Amount of money the bank stands to lose in case of losses suffered as a result of a risk taken on, for instance in case of payment default on the part of a borrower or contracting partner.

Fair value
Amount at which assets or liabilities would be traded fairly between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Finance Center
On the basis of a relationship banking approach, personal and small business customers can obtain advice on questions of company pension schemes, company start-ups or property finance.

Fund of funds
In Germany: a securities fund that invests in other funds. Investments can be made in any fund registered for public distribution in Germany. For reasons of risk diversification, funds of funds may not invest more than 20 % of their assets in any one target fund. For customers, funds of funds combine a risk-adjusted → Portfolio with professional fund picking.
International: a mutual fund that invests in other mutual funds. These can be securities funds, real estate funds, → Hedge funds or private equity funds.

Fund services
A number of services performed on behalf of third party fund managers, ranging from valuations, share registration, custodian bank services to accounting and risk management services.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange market is to be bought or sold at an agreed price at a certain future date. Cash settlement is often stipulated for such contracts (e.g. those on equity indices) to meet the obligation (instead of physical delivery or purchase of securities).

General business risk
Risk arising from changes in general business conditions, such as our market environment, client behavior and technological progress. These can affect our earings if we are unable to adjust quickly to changing conditions.

Global-E activities
For Deutsche Bank, Global-E means all of its electronic business activities. Global-E is a synonym for Deutsche Bank's Internet strategy. Features of Global-E include several major products in → E-commerce.

Goodwill
The amount the buyer of a company pays in expectation of future earnings, over and above the → Fair value of the individual identifiable assets and liabilities.

Growth financing
Growth investing in private equity consists of investing in privately held companies that are raising financing in order to fund growth initiatives within the business.

Hedge accounting
Balance sheet reporting of hedging relationships (creation of valuation units) which are subject to certain preconditions.

Hedge funds
A fund generally invested in by institutions and wealthy individuals. Hedge funds can employ strategies often unavailable to mutual funds. Examples include short selling, leveraging, → Arbitrage and → Derivatives. Because there is a legal restriction of no more than 100 investor in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

Hybrid capital instruments
Capital instruments characterized by profit-related payments that are not accumulated in case of loss. Under banking regulations they are part of core capital. They are shown as subordinated capital on the balance sheet.

IAS (International Accounting Standards)
Accounting standards developed by international associations of accountants, preparers of financial statements and financial experts; these standards ensure comparability of accounting and disclosure not just within the European Union but worldwide. The main objective of such reporting is to present information needed for decision-making by a broad group of parties interested in financial statements, especially investors. The body of rules contains general reporting principles and, at present, roughly forty standards.

Internet
The world's biggest computer network that consists of numerous interlinked networks and individual resources. The Internet's main services include electronic post (e-mail), the world wide web (www), search engines, file transfer (FTP) and discussion forums (Usenet/newsgroups).

Internet portal
A gateway on the → Internet designed as a navigation aid for users through the World Wide Web. Data is compiled and processed to present web contents in a clearly structured manner.

Intranet
An in-house electronic network that uses Internet technologies and is located in the → Internet. It offers features such as information services, job offers and e-mail facilities for staff. Usually a firewall will be installed between the → Internet and the Intranet which protects the internal network from damage and unauthorized access from the → Internet but allows full access to the latter.

Investment banking
Generic term for capital market-oriented business. This primarily includes the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory functions, structured financing and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is made available on major corporate events, financial results, business strategy and the capital market's expectations of management. One of the main objectives of investor relations is to ensure that a company's equity is correctly valued by the market.

Investor Services
Offers investment services, performance measurement, portfolio advisory services, trust and portfolio administration, securities lending and structured investment management.

Leveraged finance
Financing a company purchase, usually transacted with the help of outside capital investors and, as a rule, involving the management. Typical is a very high leverage on the financing of the purchase price, that is serviced solely on the basis of the future cash flow of the take-over target and collateralized with the company's assets.

Liquidity risk
Risk to our earnings and capital arising from our potential inability to meet payment obligations when they are due without incurring unacceptable losses.

Mark to market
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading profit).

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mergers & acquisitions (M&A)
Company amalgamations and takeovers.

Mezzanine
Mezzanine investments primarily consist of investments in debt securities with an equity component. The debt securities typically rank junior to the issuer's bank debt but senior to other debt securities, preferred stock and common equity. The equity component is usually in the form of warrants.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates profit or loss for a transaction by analyzing a large number of different market scenarios (10,000 for instance).

Netting agreement
An arrangement reached between two parties that under certain circumstances – insolvency, for instance – mutual claims from outstanding business can be offset against each other. The inclusion of a

legally binding netting agreement reduces the default risk from a gross to a net amount.

Online banking
The transaction of banking business via electronic networks (→ Internet).

Operational risk
Potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanagegable events, business disruption, inadequately defined or failed processes or control/system failure.

Option
Right to purchase (call option) or sell (put option) a particular asset (e.g. security or foreign exchange) from a counterparty (seller) at a predetermined price at or before a specific future date.

OTC derivative
Non-standardized financial instrument (→ Derivative) not traded on a stock exchange but directly between market participants (over the counter).

Other comprehensive income
Primarily includes such items as unrealized gains and losses on foreign currency translation and on securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Personal and online investment centers
Deutsche Bank 24's personal investment center offers customers investment facilities with advice at the bank's branches. maxblue, Deutsche Bank's online investment center, enables clients to trade securities over the → Internet. Taken together, these offerings provide customers with an optimum level of service in securities and investments.

Personal Banking
In general: business with private individuals, self-employed people and small businesses.
Here: branch business including complementary distribution channels such as self-service, online banking and cards. Personal Banking does not include → Private Banking.

Portfolio
In general: all or a selection of assets held, belonging to one or more category (e.g. securities, loans, equity participations or real estate). Portfolios are formed primarily to diversify risk.
Securities: similar deals, in particular securities and/or → Derivatives, grouped together according to price risk criteria.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve continual review of the portfolio with purchases and sales, as agreed with the client.

Private Banking
Business with high-net-worth and capital-accumulating clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buy-out funds.

Projected unit credit method
An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
1) External: Standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
2) Internal: Detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in the name of a certain person. As required under joint

stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship banking/management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a relationship management approach in national and international corporate client business.

Repo
An agreement to repurchase securities sold (genuine repurchase agreement where the asset is still the property of the seller). From the buyer's viewpoint, the transaction is a reverse repo.

Return on adjusted average total shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our ratio is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in the Active Equity position from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on equity (RoE).

Return on equity (RoE)
In general: ratio showing the income situation of a company or bank, relating profit (net income) to capital employed.
Here: net income as a percentage of average capital employed over the year → Return on adjusted average total shareholders' equity.

Risk management services
Services to identify and quantify a company's risks that are dependent on each other, and to derive effective strategies of risk diversification.

Risk position according to BIS
The risk position according to BIS is made up of risk-weighted assets, comprising above all the counterparty risks of the → Investment book and the → Trading book, and the risk-weighted amounts of the market risk position (interest, foreign exchange, equity and commodity price risks). The bank's risk position must be computed in accordance with regulatory requirements and backed by equity.

Securities available for sale
Securities which are not held for trading purposes and not held to maturity (debt securities) and are carried at fair value. Changes in the fair value are generally reported in accumulated other comprehensive income within stockholders' equity. If there are other than temporary declines in fair value below the amortized costs the difference between the two is recognized in expenses. Realized gains and losses are also reflected in the Income Statement of the Group.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on steadily increasing a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Start-up investment
Capital participation in an early phase of company development.

Structured products
Financial products comprised of elementary investment instruments from the interest, stock, foreign exchange or commodities areas.

Sustainability
Sustainability stands for the interplay of the economy, ecology and social responsibility with the objective of sus-

tainably advancing the basis of human life while preparing it for the future.

Swaps

In general: exchanging one payment flow for another.
Interest rate swap: exchanging interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book

A banking regulatory term for positions in financial instruments, shares and tradable claims held by a bank and which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Investment book.

Trading profit

Balance of income and expenses from proprietary trading in securities, financial instruments (especially → Derivatives), foreign exchange or precious metals valued at market prices (→ Mark to market). This item also includes the proportion of interest accruing, dividends and funding components allocated to trading activities, plus commissions from proprietary trading.

Trust banking

Generic term for all types of securities transactions. It mainly comprises financial analyses, investment advice for clients, portfolio management and securities custody and settlement.

U.S. GAAP (United States Generally Accepted Accounting Principles)

U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IAS the main objective is to provide information needed for decision-making in connection with financial statements, especially for investors.

Value-at-risk

Value-at-risk measures, for a given portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a defined → Confidence level.

Xavex HedgeSelect Certificate

Share (certificate) in a → Portfolio of → Hedge funds combined to spread risk.

Impressum/Publications

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
Telephone: +49 69 910-00
e-mail: deutsche.bank@db.com

Investor Relations:
+49 69 910-38080
e-mail: db.ir@db.com

Annual Report on the Internet:
www.deutsche-bank.com/01

Photos

Group Executive Committee
page 8:
Frank Bauer, London (1)
Wolfgang von Brauchitsch, Bonn (1)
Andreas Pohlmann, Munich (3)
Gary Spector, New York (1)
page 9:
Harry Borden, London (1)
Andreas Pohlmann, Munich (3)
Gary Spector, New York (1)
Andreas Teichmann, Essen (1)

Portraits of Deutsche Bank shareholders
pages 18, 22, 28, 34, 40, 44, 48 and 51:
Florian Jaenicke, Hamburg

Supervisory Board
page 197
Andreas Pohlmann, Munich

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of September 20, 2001 on pages 9 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

We shall be happy to send you any of the following publications relating to the financial statements:

Results 2001 – Annual Report of Deutsche Bank Group (U.S. GAAP)
(German, English and French; Spanish – as Short Summary)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG for 2001
(German, English, French)

List of mandates 2001
(German/English)

List of shareholdings 2001
(German/English)

List of Advisory Council members 2001
(German)

Corporate Governance Principles
(German, English)

Corporate Governance Report 2001
(German, English)

How to order:

- by e-mail to results@db.com
- on the internet at www.deutsche-bank.com/01
- by fax to +49 69 95009529
- by phone to +49 69 95009530
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  D-60262 Frankfurt am Main
  Germany

Financial Calendar for 2002

April 29, 2002	Interim Report as at March 31, 2002
May 22, 2002	General Meeting in the Festhalle, Frankfurt am Main (Exhibition Centre)
May 23, 2002	Dividend payment
August 1, 2002	Interim Report as at June 30, 2002

Deutsche Bank

003 83304 02 · 3/02

File No.82-334

Results 2001 Annual Report – Summary

Deutsche Bank

Our Identity

Deutsche Bank is dedicated to being the best financial services provider in the world. We endeavor to use our breadth of experience, capabilities and financial strength to create value for our shareholders, customers, employees and society as a whole.
In achieving this mission we operate by these core values:

Customer focus

We place customers at the center of our activities and they drive all that we do.

Teamwork

We benefit from the diversity of our people and our business by working together to achieve success.

Innovation

We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

Performance

We are committed to a result-oriented culture.

Trust

We behave reliably, fairly and honestly.

Deutsche Bank

Content

2001 – Deutsche Bank's Consolidated Financial Statements are converted to U.S. GAAP

The Annual Report for 2001 contains, for the first time, Consolidated Financial Statements prepared in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). The comparative amounts for 2000 are also prepared in accordance with U.S. GAAP, so they are different from the amounts published in our 2000 Annual Report. Reporting under U.S. GAAP is a result of listing the Deutsche Bank share on the New York Stock Exchange on October 3, 2001. Prior to that, we had prepared our Consolidated Financial Statements in accordance with International Accounting Standards (IAS) since 1995.

	2001	2000
Share price		
High	€ 105.64	€ 103.27
Low	€ 43.20	€ 68.75
Dividend per share	€ 1.30	€ 1.30
Dividend appropriation Deutsche Bank AG	€ 808 m.	€ 801 m.
Basic earnings per share	€ 0.27	€ 22.00
Adjusted basic earnings per share*	€ 2.21	€ 6.88
Return on average total shareholders' equity	0.4%	39.2%
Adjusted return on average active total shareholders' equity*	4.4%	16.5%
BIS capital ratio	12.1%	13.1%
BIS core capital ratio	8.1%	7.8%
	Number	Number
Branches	2,099	2,287
Staff	94,782	98,311
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA	AA
Fitch IBCA, London	AA	AA

* Net income used in this calculation is adjusted for the effect of German tax law changes and for the effect of accounting changes. Regarding our definition of active equity, see footnote 3 on page 63 of this Summary of the Annual Report.

As indicated above, there are differences between U.S. GAAP and IAS. We expect, however, that after a transitional period the amounts reported in our financial statements under U.S. GAAP will not be substantially different from the amounts that would have been reported under IAS.

Overview of Accounting Differences

One important difference between U.S. GAAP and IAS relates to the line item structure of the Income Statement, and the definition of some of those line items. Under U.S. GAAP, for example, the results of our insurance business are reported on a gross basis: insurance premiums earned and revenues from insurance company investments are reported as revenues, while policyholder benefits and claims and their share of revenues from investments are reported as expenses. Under IAS, the net difference between total insurance revenues and policyholder benefits and claims was reported in a single line in the revenue section of the Income Statement.

The section of the Income Statement entitled the "Balance of other income and expenses from ordinary activities" under IAS does not exist under U.S. GAAP. Instead, under U.S. GAAP the respective revenue items that were included in that section under IAS are included in total revenues, and the expenses are included in total expenses.

The gross recognition of revenues and expenses under U.S. GAAP results in correspondingly higher reported amounts for both revenues and expenses, but does not change the net income result. There is, however, an impact on the cost/income ratio calculated under the different accounting bases, so the ratio calculated under U.S. GAAP may not be comparable to that reported historically under IAS.

A significant difference which is important to understand in reviewing Deutsche Bank's Consolidated Financial Statements concerns how the effect of German tax law changes is reported in those statements. The reported Net Income for both 2000 and 2001 are strongly influenced by the tax reform enacted in 2000. This effect is discussed under the section entitled "Net Income" below and in detail in the Annual Report, Management Discussion and in the Notes.

Income Before Income Taxes

Income before income taxes in 2001 was € 1.8 billion, compared to € 6.9 billion in 2000, a decline of € 5.1 billion. Of the decrease, € 1.2 billion was due to lower revenues from our main business activities – interest, trading and commissions – which were generally stable, compared to the prior year. At € 24.7 billion (excluding insurance premiums and trading revenues from non-trading derivatives, which do not qualify for hedge accounting), revenues from these sources were down less than 5 % from the prior year. This decline is due primarily to lower commission revenues from capital market businesses.

We also recorded € 0.5 billion in higher loan loss provisions in 2001 than in 2000, as a consequence of the strained world economic conditions.

The combined effect of these two items is € 1.7 billion, which represents 25 % of income before taxes for the prior year.

The remainder of the decline can be attributed to three areas:

- Increased write-downs of € 1.4 billion in our investments in private equity and real estate,
- A decrease of € 1.5 billion in pre-tax income from investments (principally the reduction in the gains from the sale of industrial holdings), insurance (net of a reduction of policyholder benefits and claims) and other business activities,
- Higher expenses of € 0.5 billion for restructuring activities, severance payments and goodwill amortization.

As a result of the cost containment measures we introduced during the year, the remaining expenses were generally flat with the prior year totals.

Net Income

The Net Income reported in 2000 (€ 13.5 billion) and 2001 (€ 0.2 billion) are strongly influenced by the treatment under U.S. GAAP of the reduction in the German corporate income tax rates and the elimination of taxes on gains from the sale of shareholdings in corporations.

These tax rate changes resulted in a tax benefit being reflected in our year 2000 U.S. GAAP Income Statement of € 9.3 billion, which increased the U.S. GAAP net income we reported in 2000. Approximately € 6.2 billion of this tax benefit represents the reversal of income taxes previously accrued on the unrealized gains on our industrial shareholdings. U.S. GAAP requires us to record tax expense totalling € 6.2 billion reversed in 2000 (and an additional € 0.7 billion reversed in 1999) in subsequent years when the shareholdings giving rise to those benefits are sold. As a result, Deutsche Bank reported tax expense of almost € 1.0 billion in 2001 on industrial shareholdings sold during the year, even though we incurred no tax liability as a result of those sales.

Net Income for 2001 also reflects a charge of € 0.2 billion representing the cumulative effect for years prior to 2001 of implementing the U.S. GAAP standard on accounting for derivatives that took effect in 2001.

Net Income adjusted for the effect of the tax law change and the prior years' effect of the change in accounting for derivatives is € 1.4 billion in 2001 (or € 2.21 basic earnings per share), and € 4.2 billion in 2000 (or € 6.88 basic earnings per share). The corresponding return on active equity is 4.4 % in 2001 and 16.5 % in 2000.

Conclusion

2001 was a year characterized by important changes for Deutsche Bank. Our stock was listed on the New York Stock Exchange, and we converted our accounting to U.S. GAAP. At the same time, it was not an easy year for Deutsche Bank or its competitors. However, considering the difficult world economic conditions, and the special situations described above, our results demonstrate the strength of our core business.

Leading to results

Ladies and Gentlemen,

2001 was a very difficult year for the world economy. In the course of the twelve months, the recessionary tendencies grew stronger and stronger: for the first time in a long period, business activity weakened again simultaneously in all important economies. And then, on September 11, 2001, the criminal attacks in the U.S.A. struck the world to the quick. To this day, markets and companies worldwide have still not fully recovered from that terrible event.

Deutsche Bank with almost 13,000 employees in the New York conurbation was directly affected by the attack on the World Trade Center. In a notable act of strength and supported by Deutsche Bank's global network, the existing contingency plans were implemented. We were able at all times to provide quotations to our customers and counterparties. The process of relocation from the various recovery sites to our new main U.S. location at 60 Wall Street has now begun.

In that difficult environment we decided to take our then impending U.S. stock exchange listing through to completion. On September 21, our share was registered with the U.S. Securities and Exchange Commission (SEC), the American stock market and securities regulator, and the first trade on the New York Stock Exchange (NYSE) took place on October 3.

The NYSE listing, the additional SEC reporting duties and not least the conversion of our accounting standard to U.S. GAAP are the reasons why this Annual Report has changed in structure and increased in length. The Notes to the Consolidated Financial Statements contain large sections of the so-called "Form 20-F", the SEC's standardized information document which includes detailed analyses of the development of business in the 2001 financial year.

In 1998, we launched a divisionalized Group structure, initially with the aim of building up a global investment bank that would rank with the global leaders in all business lines. We are acknowledged to have achieved this goal.

At the beginning of 2001, we realigned our structure and combined the five Group Divisions at that time to form two new ones: Corporate and Investment Bank (CIB) and Private Clients and Asset Management (PCAM). With the close cooperation between CIB and PCAM we symbolize a new type of universal bank that guarantees connectivity in an ideal format between the interests of all market participants, of issuers and borrowers, on the one hand, and of private and institutional investors, on the other. In this way, we are better able to satisfy the needs of our customers and, through increased participation in future growth trends, increase our profitability and ultimately the market value of our company.

In creating PCAM, we brought together in particular our activities in Personal Banking, Private Banking and Asset Management under one management team. In this division, the focus is on consistent alignment with core business, supported by the selective purchase of activities and by strategic cooperation in the distribution field. In this way, we want to make sure quickly that our Group's second "pillar" creates substantial and lasting value for our shareholders.

In the financial year ended, the profits reported by PCAM were unsatisfactory. The result was burdened by specific loss-making areas (Private Banking in the U.S.A. and Personal Banking in France) and by special projects (for example, the introduction of euro cash). Adjusted for these factors, a satisfactory result was achieved in a difficult market environment. When the causes are eliminated we expect a strongly improved segment result in the current financial year.

With the acquisitions of Scudder and RREEF to be completed in the second quarter of 2002, Asset Management Corporate Division will become the Group's second genuine global player. We also intend to further strengthen worldwide the Private Banking Corporate Division for high-net-worth clients.

For the integration of Scudder and RREEF, we are confident that we can rely on the positive experience we gathered with the successful integration of Bankers Trust. In the past five years, having successfully brought on board a whole series of acquired companies, our bank has created an identity of its own, with whose values all Deutsche Bank employees can identify. This corporate culture will help us achieve our goal of creating tangible added value for our shareholders, staff and our entire community.

All our Group Divisions follow the principle of permanently reviewing their activities. We shall continue to grow core business areas that promise value creation. Businesses with lesser importance for our business strategy, with inadequate profitability or excessive capital requirements are available for divestment. This is the background to our withdrawal from a whole row of business areas in 2001. We intend to continue this process of optimizing our business portfolio in the current year.

At the beginning of 2002, to complete the structural development of our Group, we realigned Deutsche Bank's management structure. The streamlined Group Board was given flanking support in the form of a consultative Group Executive Committee as well as divisional and functional committees with steering functions.

Today, Deutsche Bank is a modern client-focused financial services group dedicated first and foremost to the principle of ongoing value creation for you, our shareholders.

We have used the difficult year 2001 to make our bank even stronger. Besides the organizational overhaul mentioned above, we

- drew up and initiated in disciplined fashion an extensive cost containment program,
- took significant charges to our private equity investment portfolio, and
- announced an important restructuring program and created the necessary balance sheet basis.

We feel well equipped for the current 2002 financial year, which promises to be another difficult one. We are facing the risks in our business with healthy caution, but at the same time we are preparing for the new upswing and the ongoing consolidation of our industry.

Yours sincerely,

Rolf-E. Breuer
Spokesman of the Board of Managing Directors

Frankfurt am Main, March 2002

Group Executive Committee

Rolf-E. Breuer*
born 1937,
Board member since 1985.
Until May 22, 2002, Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee, responsible for Private Clients and Asset Management (PCAM), Corporate Investments (CI), Corporate Development (AfK) as well as Corporate Communications and Economics.

Josef Ackermann*
born 1948,
Board member since 1996.
Responsible for Corporate and Investment Bank (CIB) and Treasury (provisionally).
From May 23, 2002, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, responsible for Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Clemens Börsig*
born 1948,
Board member since 2001.
Chief Financial Officer, responsible for Controlling, Taxes and Investor Relations.
As Chief Risk Officer provisionally responsible for Risk Management and Corporate Security.













Anshu Jain
born 1963,
Global Head of Global Markets.

Hermann-Josef Lamberti*
born 1956,
Board member since 1999.
Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Kevin Parker
born 1959,
Global Head of Global Equities.

* Member of the Board of Managing Directors of Deutsche Bank AG.

Tessen von Heydebreck*
born 1945,
Board member since 1994.
Chief Administrative Officer,
responsible for Human
Resources, Legal,
Compliance and Audit.

Michael Cohrs
born 1956,
Global Head of Corporate
Finance.



Jürgen Fitschen
born 1948,
Global Head of Transaction
Banking and Relationship
Management Germany.







Michael Philipp
born 1953,
Global Head of Asset
Management and Wealth
Management Services.





Ted Virtue
born 1960,
Global Head of Corporate
Investments (CI).

Herbert Walter
born 1953,
Global Head of Retail and
Private Banking.

Corporate Profile

With the management structure realigned at the beginning of 2002, we are on track for the future and in step with the globalization process.

Deutsche Bank realigned its management structure with effect from January 31, 2002. The streamlined Group Board concentrates on strategic management, resource allocation, risk management and control. Additionally, a Group Executive Committee was formed and divisional and functional committees were created or enlarged.

The Group Executive Committee is made up of the members of the Group Board and the Global Business Heads from Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI), who are thus integrated more closely into the management of the Group.

The Group Executive Committee reviews the course of business, analyzes developments in the various corporate divisions, discusses matters of Group strategy and prepares recommendations to the Group Board for their consideration. The Spokesman of the Group Board is also Chairman of the Group Executive Committee.

The three divisional committees have responsibility for the operational management of the Group Divisions (CIB, PCAM and CI) and are each headed by a member of the Group Executive Committee. By introducing a clearer delineation between functional responsibilities for strategic tasks and the management of day-to-day business we are aligning our management structure even more consistently with the model of a virtual holding company.

The Group Board will in future perform its oversight function primarily through functional committees. Each of them is chaired by a member of the Board of Managing Directors.

Realigned Management Structure

Functional Committees

Finance
Investment
Risk
Alternative Assets
Asset/Liability
IT & Operations
Human Resources
Compliance

Group Executive Committee

Group Board

Global Business Heads

Divisional Committees

Corporate and Investment Bank
Corporate Investments
Private Clients and Asset Management

Group Divisions

We established the Group's divisional structure in February 2001 by creating the Group Divisions CIB, PCAM and CI.

The Corporate Center supports the Group Board in planning, steering, control, risk management and in the fulfilment of regulatory requirements.

Corporate and Investment Bank

CIB Group Division comprises the Corporate Divisions Corporate Banking & Securities as well as Global Transaction Banking.

CIB covers clients from the public and institutional sectors as well as small and medium-sized enterprises and large corporations. Customers are served by a team of dedicated relationship managers. This facilitates cross-selling and ensures that clients are supplied comprehensively with our products in accordance with their needs.

Private Clients and Asset Management

In PCAM we brought together the Corporate Divisions Personal Banking, Private Banking and Asset Management on a global platform in a first step at the beginning of 2001, thereby creating the basis for further growth.

To intensify its client relationships and put them on a broader business basis, PCAM realigned its structure in a second step in autumn 2001. Production and distribution are now managed, beyond the product level, in a uniform operational process, while previously each Corporate Division had been directly responsible for both functions. For a differentiated product offering in the interest of customers, distribution has been organized along customer lines. Deutsche Bank Private Wealth Management covers ultra-high-net-worth private clients, Deutsche Bank Private Banking serves high-net-worth and mass affluent clients and Deutsche Bank 24 looks after customers primarily seeking prestructured banking and investment products.

Additionally, we shall strengthen our distribution capability in Germany and Austria through a strategic cooperation with Deutsche Vermögensberatung AG (DVAG).

Close to our customers



Directory of Deutsche Bank Offices on the Internet: www.deutsche-bank.com/offices

Corporate Investments

In CI we have combined investments in private equity and real estate as well as our traditional industrial shareholdings and other investments.

Core business: benefit to clients and value creation

Our business model is intended to achieve the greatest possible client orientation and availability of our products. For this purpose we deploy our human and financial resources where our customers want them and where we have comparative advantages in competition. This will ultimately increase the value of the company.

We made good progress in 2001 with this process of concentration on core business. For example, we withdrew from numerous business areas. We sold GEFA and ALD Group, which specialized in leasing and sales finance in Europe, National Discount Brokers Corporation in the U.S.A. and Boullioun Aviation Services. We disposed fully or, through joint venture transactions, partially of subsidiaries in the field of information technology, such as emagine and Deutsche Software India.

We shall broaden the basis for our mortgage banking business in Europe through the planned combination of our subsidiary Eurohypo AG with the mortgage banks of Commerzbank and Dresdner Bank. Our shareholding in the combined business will probably be less than 40 %.

Acquisition of Scudder

We reached agreement with Zurich Financial Services on the purchase of U.S. asset manager Scudder and of asset management companies in Germany and Italy. In return, we are selling our insurance arm Deutscher Herold and our insurance activities in Spain, Italy and Portugal.

Additionally, Deutsche Bank and Zurich Financial Services signed a broad cooperation agreement. This will give us access to the European retail and private client base of Zurich Financial Services. For our own customers in Germany, Deutscher Herold will remain the exclusive provider of insurance products.

These transactions are expected to close in the first half of 2002. They will take PCAM a big step forward in focusing on its core business: our platform for global asset management in the U.S.A., Europe and Asia/Pacific will be substantially strengthened. Furthermore, we shall enhance our position in business with high-net-worth private clients in the U.S.A.

Acting in the interests of our stakeholders

Deutsche Bank accepts its responsibility for its shareholders, customers, staff and society.

Shareholders, customers, staff and society are Deutsche Bank's four equally important stakeholder groups. We want to create a tangible added value for them.

This requires a corporate culture based on values everyone in our company ascribes to. Our values – performance, innovation, teamwork, trust and customer focus – create identity, across all borders. They set a high standard and motivate us not to let up in our endeavor to continually improve and innovate. Moreover, consensus on what fundamentally unites us will help us to achieve our corporate goals.

Shareholders

A company's growth depends on the willingness of its shareholders to provide sufficient capital. They will only do so if they receive an attractive return. Deutsche Bank is competitive in the capital markets and consistently realigns its strategic focus to markets and products. For these reasons the Deutsche Bank share remains an attractive investment for private and institutional investors.

Customers

Customer satisfaction essentially determines a company's earnings. It depends on the degree of success in offering advanced solutions providing advantages to the customer at competitive prices. Our customers and their requirements are at the center of all our activities.

Staff

Business success is achieved by motivated, creative and well-trained staff members. They play a key role in developing and designing innovative concepts and advanced solutions. Therefore, we invest in being an attractive employer. In this context, acting responsibly towards our employees in periods of structural change is important to us.

Society

Corporate success creates a responsibility towards society. Deutsche Bank fulfils this responsibility through its broad commitment to cultural, scientific and social issues. With targeted activities, for example, we try to improve the prospects of young people. Education and training are essential to the development of active people ready to accept responsibility at the national and international levels.

Shareholders An attractive return for our shareholders presupposes successful relationships with our customers.

			2001	2000	1999
Structural Data	**Shareholders by group**	Institutional (including banks)	81 %	81 %	77 %
	in % of share capital	Private	19 %	19 %	23 %
	Regional breakdown	Germany	47 %	48 %	51 %
	in % of share capital	European Union (excluding Germany)	33 %	33 %	30 %
		Switzerland	9 %	9 %	7 %
		U.S.A.	8 %	9 %	9 %
		Other	3 %	1 %	3 %
Key Figures	Change in total return of Deutsche Bank share		– 9.5 %	+ 7.3 %	+ 75.6 %
	Share of Deutsche Bank equity in stock market turnover in Germany		7.6 %	6.0 %	5.6 %
	Shareholder Satisfaction Index*		62	62	60
Special Projects	U.S. stock exchange listing	Successful listing of the Deutsche Bank share on the New York Stock Exchange			
	Expanded Internet website	First live broadcasting of analyst workshop Chats conducted after announcement of quarterly figures			

* The Index is based on expected share performance and the assessment of general information about Deutsche Bank. It was calculated for the first time in 1999 in a questionnaire-based poll and subsequently in 2000 and 2001 by polls at the Deutsche Bank General Meeting.

Customers Profitability depends on satisfied customers having firm ties with the bank.

			2001	2000	1999
Structural Data	**Number of customers**				
	Corporate and Investment Bank*		108,320	129,200	118,700
	Private Clients and Asset Management	Personal Banking	12,000,000	11,200,000	8,872,000
		Private Banking	530,000	493,000	449,000
		Asset Management			
		– Institutional business	6,900	6,300	5,700
		– *Retail funds*	4,840,000	4,700,000	4,100,000
Key Figures	Corporate and Investment Bank	Euromoney Poll of Polls	1	1	1
		Euromoney Capital Raising Poll	1	1	1
	Private Clients and Asset Management	Personal Banking (Germany)			
		– Client Satisfaction Index	68	67	–
		– Client Loyalty Index	70	69	–
		Asset Management (DWS)			
		– Position in DM/Standard & Poor's**	1	1	1
Special Projects	Euro changeover	€ 161 million investment for the changeover of our customer accounts (mostly completed by the end of October 2001) and preparation of the introduction of euro cash			
	Relaunch of Internet website	Structural and graphical overhaul of the central Internet website			

* Limited comparability of 2001 with previous-year figures due to changed calculation base.
** In the category "Big Groups".

Staff Strong ties with customers are created by qualified staff who identify with the bank.

			2001	2000	1999
Structural Data*	Staff		94,782	98,311	93,232
	Qualifications	University degree	34.5 %	37.2 %	36.8 %
		Highest school certificates	32.4 %	32.3 %	32.0 %
		Other school certificates	33.1 %	30.5 %	31.2 %
	Divisions	Private Clients and Asset Management	42.4 %	43.0 %	–
		Corporate and Investment Bank	41.3 %	39.1 %	–
		Corporate Investments	2.7 %	2.9 %	–
		DB Services	12.9 %	14.1 %	–
		Corporate Center	0.7 %	0.8 %	–
	Regions	Germany	51.2 %	51.5 %	55.0 %
		Europe (excluding Germany)	24.9 %	24.3 %	20.9 %
		North America	16.2 %	16.2 %	15.7 %
		South America	0.7 %	0.6 %	0.9 %
		Asia/Pacific/Africa	7.0 %	7.4 %	7.5 %
	Age	up to 24 years	10.4 %	11.2 %	12.0 %
		25–34 years	37.4 %	38.3 %	38.0 %
		35–44 years	30.4 %	29.4 %	28.9 %
		45–54 years	17.4 %	16.7 %	16.6 %
		over 54 years	4.4 %	4.4 %	4.5 %
Key Figures	Employee Commitment Index		70	72	66
	Absentee rate		2.6 %	2.3 %	2.4 %
	Employees leaving the bank for a new job		8.0 %	7.8 %	6.8 %
	Training and advanced training (expenses in € million)		257.4	237.2	222.4
	Participants in the staff share program**		–	65 %	65 %
	Participants in the Global Equity Plan***		–	77 %	79 %

Special Projects	Global Study on employer image with 1,200 students at 50 reputed universities	Aim: to increase our attractiveness as employer, identify and establish modern incentive systems such as vocational challenges, career opportunities and a "work-life" balance
	Redesign of the Internet career pages	Long-term management of relations with external talented people and successful filling of vacant positions
	"Total Employment Cost Management"	Integrated management of salaries, non-tariff salaried compensation, bonus and compensation payments as well as hiring and severance costs with the objective of optimizing total staff expenses
	dbnetwork – internal communications and information system for staff members	Group-wide intranet portal with customized, efficient utility features for all staff members; a broad range of information and services that can be called up according to divisional and global/regional criteria

* Number of employees at end of reporting period.
** Suspended in 2001 due to stock market situation.
*** Global Equity Plan to be replaced as from 2002 by Deutsche Bank Global Partnership Plan.

Society The bank offers staff a sense of identity through its commitment to the community.

			2001	2000	1999
Structural Data	**Number of countries in which Deutsche Bank operates**		75	73	70
Key Figures	**Spending by foundations and other charitable institutions related to Deutsche Bank Group, as well as project-related spending (in € million)**				
	Social affairs	Deutsche Bank Foundation Alfred Herrhausen "Helping People to Help Themselves"	4.0	5.0	5.3
		Deutsche Bank Americas Foundation	16.0	14.4	13.5
		Deutsche Bank Citizenship UK	6.1	4.2	3.6
		Alex. Brown & Sons Charitable Foundation	3.0	4.2	2.0
		other project-related spending*	0.4	0.5	0.5
	Culture	Cultural Foundation of Deutsche Bank	2.7	3.7	3.5
		other project-related spending*	0.8	0.9	1.7
	Society and the sciences	Deutsche Bank Donation Fund in the Donors' Association for German Science	5.4	5.7	5.3
		Deutsche Bank Institute for Family-Owned Businesses at the University of Witten/Herdecke	1.1	1.1	0.6
		Alfred Herrhausen Society for International Dialogue	1.1	0.7	0.8
	Environment	ISO 14001, UNEP Financial Initiative, Bellagio Forum: Environment and Media	2.3	3.3	2.3

Special Projects	New York donations	As an expression of solidarity with the American people after the terror attacks on September 11, donations totalling $ 9 million were contributed by our Charity Trading Day in New York on September 25, 2001 and more than $ 4 million on the occasion of our New York Stock Exchange listing on October 3
	Deutsche Bank Africa Foundation, Johannesburg	Provided with $ 15 million in foundation capital for the objective of promoting educational projects and understanding between people in southern Africa
	Initiative plus	Global program to support the social commitment of our employees, introduced as part of the "International Year of Volunteers" proclaimed by the UN
	Academy Opera today	For up-and-coming conductors, dramatic advisors and directors for the opera, started in September 2001. Support for 15 scholarships annually

* Only incurred in the Corporate Center.

Performance. For investors performance is key. As market maker for the Deutsche Bank Global Share at the New York Stock Exchange we provide liquidity to create a fair, orderly and efficient market for the bank's shareholders.
Christopher C. Quick, CEO, Fleet Meehan Specialist, Inc., New York



403

Deutsche Bank goes forward with globalization Our share listed on the New York Stock Exchange.

On October 3, 2001, after extensive preparatory work, trading in our share began on the New York Stock Exchange*.

As a global bank we are now represented with a "global share" on the world's leading stock exchange. We have closed our previous program under which our shares could be traded indirectly over-the-counter in the U.S.A. using American Depositary Receipts.

The terrorist attacks in the U.S.A. on September 11 overshadowed the final phase of preparations for our listing in New York. Nevertheless, to signal our solidarity with the U.S.A., we kept to our schedule.

Greater transparency

With the listing of the Deutsche Bank share on the New York Stock Exchange, we again improved financial transparency for our shareholders. As a key prerequisite to this important step, we changed our Group reporting to the U.S. GAAP standard. Moreover, we are now subject to the strict disclosure requirements of the American Securities and Exchange Commission (SEC). Above all, our investors can now compare us more easily and more rapidly with international competitors.

Tough stock market climate in 2001

The year 2001 started with great promise for our share. On January 30 of the reporting year, it reached a record high of € 105.64 in a friendly market.

Our share could not, however, escape the subsequent decline in sentiment on the capital markets. At the end of March, the share price fell to € 75, returning to that level at the end of August after an interim peak.

The attacks of September 11, 2001 struck the very heart of the international capital markets. Worldwide, share prices dropped in many cases on a scale never

* http://nyse.db.com

Useful information on the Deutsche Bank share

	2001
Change in total return of Deutsche Bank share	(9.5 %)
Share of Deutsche Bank equity in stock market turnover in Germany	7.6 %
Average daily trading volume	11.77 million shares
	as at 31.12.2001
Shares in circulation	621,568,446
Share capital	€ 1,591,215,221.76
Market capitalization	€ 48.8 billion
Share price*	€ 79.30
Weighting in the DAX	6.8 %
Weighting in the Dow Jones STOXX 50	1.6 %

Securities identification codes

Registered shares	514 000	Deutsche Bank share NYSE**	
Reuters	DBKGn.DE	Type of issue	Global Registered Share
Bloomberg	DBK GR	Currency	$
		Symbol	DB
		ISIN	DE0005140008
		CINS	D 18190898

* Frankfurt Stock Exchange

** New York Stock Exchange

Distribution of share capital
621.6 million shares


Insurance companies, mutual fund companies 23 %
Employed persons and pensioners 11 %
Other private persons 8 %
Other institutional investors and companies 58 %

Number of shareholders
in thousands


382
499
539
494
523
500
400
300
200
100
0
'97
'98
'99
'00
'01

thought possible. On September 21, Deutsche Bank's share reached the year's low of € 43.20.

The subsequent strengthening of our share price is largely a reaction to the preceding share price decline. Over and above that, stock market sentiment improved strongly again in the fourth quarter, with the main stimulus coming from hopes of a cyclical turnaround in the U.S. economy. At the end of 2001, our share closed at € 79.30, almost 84 % above its annual low.

In the strained market environment of 2001, characterized for long periods by great uncertainty, the Deutsche Bank equity held up well with a price weakening of 9.5 % in the course of 2001. This stood out positively against other big German bank stocks. The decrease was less than half of the decline of the DAX German share index (– 19.8 %) representing the German stock market. Compared with international stock markets, too, our share turned in a much better development. The EURO Stoxx 50 index, for example, which contains European blue chip equities, shed 17.4 % in 2001.

At the end of 2001, Deutsche Bank's market capitalization was € 48.8 billion. At the same time, the Deutsche Bank share had a weighting of 6.8 % (2000: 6.2 %) in the DAX German share index. The volume of trading in Deutsche Bank shares in 2001 was roughly € 237 billion, ranking us in fifth place among the DAX stocks.

Profitable investment in the long term
With an average annual return of 11.8 % since 1980, our share developed much more dynamically than CDAX Banks (+ 8.8 %) and also outperformed the DAX German share index (+ 11.2 %). If an investor had bought Deutsche Bank shares worth the equivalent of € 10,000 at the beginning of 1980, the value of his portfolio would have increased, with no additional capital input, to € 115,769 by the end of 2001. In the long term, therefore, Deutsche Bank was an extremely attractive investment for shareholders.

More shareholders
Over the year, the number of registered shareholders rose to 523,059 as at December 31, 2001 (2000: 494,219). This is especially gratifying as the number of direct shareholders in Germany fell by 8.6 % overall. Non-residents again raised their share of Deutsche Bank: as at the end of 2001, they held roughly 53 % of our share capital. Of the total 621,568,446 shares in circulation, almost 19 % are held by private persons, and 81 % by institutional investors. Deutsche Bank has no major shareholders with a share of more than 5 % to be reported under § 21 German Securities Trading Act. According to its own statements, LaCaixa, the largest Spanish savings bank, holds approximately 4 % of Deutsche Bank's shares.

Stronger presence at General Meeting
Our General Meeting took place on May 17, 2001, in the Frankfurt Festhalle. Roughly 5,300 participants (2000: 5,600) attended and 34.4 % (2000: 31.9 %) of the bank's voting capital was represented. We were thus able to increase shareholder participation again after the low point in 2000.

After brisk discussion between shareholders and Deutsche Bank's Board of Managing Directors, all items on the agenda were approved by large majorities. One resolution concerned the enhancement of our share programs for executives (Deutsche Bank Global Partnership Plan). Another decision will facilitate the exercise of voting rights at our General Meetings beginning in 2002.

Internet gaining importance

In our communication with private investors, institutionals and analysts, we are making greater use of the Internet*. It allows us to broadcast information simultaneously worldwide and facilitates our dialogue with shareholders.

We therefore continued to invest in the expansion of this communication channel to improve user friendliness and increase access frequency. For example, we expanded the information service for shareholders using e-mail and introduced procedures to analyze the price of our share. Furthermore, we publish all dates important to shareholders well in advance. Events are broadcast in the Internet and stored for later replay. Interested persons can also access lectures and presentations by members of the Board of Managing Directors. This adheres to the best corporate communication practices. Higher visit figures and excellent rankings for our Internet site in numerous competitions confirm our belief that we are on the right path.

* **www.deutsche-bank.com/ir**

Dividend proposal for 2001

It is proposed to the General Meeting on May 22, 2002, that an unchanged dividend of € 1.30 per share be paid for the 2001 financial year. This also reflects our confidence for the 2002 financial year.

Long-term value


Deutsche Bank
DAX
CDAX Banks
1,500
1,300
1,100
900
700
500
300
100
'80
'82
'84
'86
'88
'90
'92
'94
'96
'98
'00
'02

Total Return Index, beginning of 1980 = 100
Source: Datastream



Global Reach. Deutsche Bank has undergone a very dramatic and compelling transformation over recent years. While broad global reach is rare, building the accompanying global culture is even more so, and ensures lasting shareholder value.

Robert Albertson, President, Pilot Financial LLC, New York

Corporate and Investment Bank

Client-oriented investment banking with global reach.

The formation of Group Division Corporate and Investment Bank* (CIB) in February 2001 combined Deutsche Bank's global investment banking franchise with its European corporate banking network. The integrated corporate and investment banking platform improves our possibilities of offering a maximum standard of client service from one source.

The turmoil on the international debt and equity markets confronted CIB with great challenges in its first financial year. The already worsening trend in the world economy was heightened by the terrorist attacks in the U.S.A. in September.

Despite the widespread uncertainty, CIB's businesses performed well. This demonstrated our expertise in delivering creative solutions to our customers. Numerous landmark transactions and deal completions showed that the groundwork of recent years has built a formidable and diverse investment banking platform. In many product areas, we increased our market shares in 2001.

CIB is now firmly established among the bulge bracket of investment banks and we are convinced that we have both the structure and strength to sustain this leading position.

This was confirmed by the bank topping the Euromoney Poll of Polls for the third successive year, and within that poll, being placed number one in underwriting and advisory. In 2001, this poll was dominated by firms that are providing clients with the new concept of universal banking. This reflects the growing belief that the new business paradigm will be led by those banks that integrate the delivery of investment, commercial and transaction banking services in a customer-centric fashion.

The Corporate and Investment Bank Group Division is structured in two segments: Corporate Banking & Securities and Global Transaction Banking. The goals

* www.db.com

Results 2001

At € 17.4 billion, net revenues in CIB almost matched the previous year's level. In a difficult environment, our balanced product portfolio and global reach proved their worth. While revenues from the trading and placement of fixed-income securities increased strongly, the previous year's figures were not matched in equities trading and equities issuing business. Income before income taxes was € 2.7 billion. This includes higher restructuring activities, severance payments and goodwill amortization, as well as increased provision for loan losses due to the deteriorated economic environment.

Corporate and Investment Bank*

in € m.	2001	2000
Net revenues	17,436	17,894
Provision for loan losses	(704)	(153)
Noninterest expenses	(14,029)	(13,612)
including: Goodwill amortization	(451)	(392)
Restructuring activities	(213)	102
Income before income taxes	**2,703**	**4,129**
Average allocated equity	17,034	16,010
Risk-weighted positions (BIS)	211,253	211,104
Segment assets	751,406	734,774

* Excerpts from Reporting Segment Information.

for CIB are: leadership in the respective markets; optimum utilization of capital employed; strong profitability, first-class earnings quality; maximum contribution to shareholder value and exploitation of all potential revenue synergies, especially in cooperation with Group Division Private Clients and Asset Management (PCAM).

Corporate Banking & Securities
The Corporate Banking & Securities Corporate Division brings together the bank's corporate finance activities and its sales and trading businesses. Sales and trading are aligned into the Business Divisions Global Markets and Global Equities.

Global Markets. Global Markets comprises all trading, sales and research in foreign exchange, government, agency and investment grade debt, emerging markets, exchange-traded, OTC and credit derivatives, commodities, structured transactions, money markets, repo and securitization.

In 2001, Global Markets' performance was driven by our leading position in flow businesses such as foreign exchange, money markets and government bonds, and innovation in high value-added areas such as OTC and credit derivatives. Deutsche Bank also played a critical role in restoring stability to world currency and bond markets following the terrible events of September 11.

In 2001, Deutsche Bank was again the most active European underwriter in the international bond markets. We raised more than € 140 billion for leading names from the telecoms, automotives, technology, engineering, media and financial sectors. Five deals in which we played a key role were named as Deals of the Year in Euroweek's Bond Poll. Also in the magazine's poll, we were highlighted for our support for deals in the secondary market and our ability to provide realistic pricing.

The bank topped industry league tables for all Euromarket issues and euro-denominated bonds in 2001. Furthermore, we were a leading underwriter in key sectors of the bond markets in the U.S., including agency debt and asset-backed securities. Among Global Markets' major achievements in 2001 was a record-breaking $ 40 billion interest rate derivatives transaction structured on behalf of one of the premier retail banks in the United States.

The ability to raise capital for clients was again recognized in industry polls and surveys. For the third year in succession, Deutsche Bank was named best at capital raising by Euromoney magazine, and the leading underwriter of international bonds. Global Markets also made significant market share gains with key clients, through a proactive and globally co-ordinated relationship management initiative. Moreover, the bank was named best risk management house by Euromoney and won coveted awards for Euro House of the Year and European Investment Grade Corporate Bond House of the Year in International Financing Review's (IFR) annual review.

Global Markets: credit derivative trading
Notional volumes in € bn.



Credit swaps
Asset swaps
5
11
17
16
25
35
40
55
52
50
40
30
20
10
0
'97
'98
'99
'00
'01

Global Equities. Business Division Global Equities comprises cash equities, research, sales and trading, equity derivatives structuring and trading as well as equity prime services.

In 2001, Global Equities' performance was characterized by substantial outperformance in equity derivatives and equity prime services. Against a background of volatile market conditions, which impacted the cash equities business and resulted in a reduction in equity capital markets activity, we maintained our position as a leading originator of equity-linked and equity capital markets products.

Scale and diversification on both a product and regional basis were achieved. Deutsche Bank retained its dominant position in European equities and was among the leaders in all markets, notably the United Kingdom, Germany, Italy, Switzerland, Spain, Austria and Finland. In the U.S., for the first time, we established ourselves among the top 10 in U.S. equities and executed, for a U.S. institution, the largest ever global program trade.

In Asia we have established ourselves as the number one firm in Japanese equities. Our presence in the region has also been bolstered by the opening in Taiwan of our equity brokerage, Deutsche Securities Asia Limited. The creation of a dedicated emerging markets platform is expected to strengthen operations in Asia, Latin America and Emerging Europe.

Corporate Finance. The realignment of Deutsche Bank's businesses in February 2001 had a positive effect on its corporate finance activities. Business Division Global Corporate Finance, which comprises mergers and acquisitions, equity capital markets, credit products, and relationship management, benefited from the greater connectivity with PCAM. There was also a continued build-up of the bank's corporate finance franchises in Continental Europe, the Americas and Asia. In relationship management the bank successfully integrated its large corporate and middle corporate business around its defined target market in Continental Europe. Lending was leveraged to create strategic alliances with clients and to win new mandates for advisory, securities and transaction banking business. In Germany, client segmentation and the introduction of structured finance centers have enhanced the bank's coverage of mid-cap clients, a segment that remains an important part of Deutsche Bank's business strategy.

The combination of strong industry expertise and product knowledge, which enables us to accommodate specific customer wishes, brought us some impressive mandates. For example, Deutsche Bank played a lead role in the largest capital increase in Continental Europe, a € 5 billion offering for a Dutch telecom company. We also played a leading role in the largest IPOs in Germany and Asia. In addition, a € 2.8 billion equity-linked transaction for one of Switzerland's pre-eminent companies, a £ 1 billion placement of equity certificates in the media sector, and a

Corporate and Investment Bank: No. 1 for the third time


Rank
1
2
3
4
5
6
7
6
3
1
1
1
'97
'98
'99
'00
'01

Source: Euromoney Magazine/Poll of Polls

Global Corporate Finance: growing market shares in M&A
in %


2000
2001
38
35
30
25
20
15
10
5
0
12
3
14
3
14
4
12
Global
U.S.A.
Europe
Germany

Announced deal volume
Source: Thomson Financial Securities Data

Asset-backed securities: increasing U.S. market penetration
in %



9.9
8.5
1.8
8
6
4
2
0
'99
'00
'01

Outstanding volume
Source: Thomson Financial Securities Data

$ 1.2 billion convertible for a major U.S. firm all reinforced Deutsche Bank's reputation for innovative financial engineering.

We also saw progress in mergers and acquisitions, despite a slowing in global M&A volumes by almost 50 % to the lowest level since 1997. Deutsche Bank was the only advisor in the top 10 to increase its deal volumes in 2001.

The bank played a pivotal role in three of the top 10 global deals and worked with its clients on a number of groundbreaking cross-border transactions, including a major energy sector acquisition, a first-time advisory mandate from a leading oil company, and a major transatlantic media sector transaction.

In global credit products, we built a market-leading business in 2001 in leveraged finance, real estate and loan portfolio management. In the structured finance market segment, we enhanced our competitive position. IFR named us European Leveraged Loan House of the year and High Yield Bond House of the year 2001. Deutsche Bank was also ranked number one in Commercial Mortgage Backed Securities and Global Loan Syndications.

Global Transaction Banking

The Global Transaction Banking segment comprises securities services, cash management and trade finance. Underlining the success of these businesses, Deutsche Bank was voted Best at Transaction Services Europe in the 2001 Euromoney Awards for Excellence poll.

Global custody, fund services, portfolio management and corporate trust and agency services took significant steps in 2001 towards making Deutsche Bank one of the leading providers of securities services. Corporate trust and agency services, which ranks among the leading providers of debt, equity and structured finance services globally, continued to expand in 2001, opening an office in Tokyo for the Japanese domestic market. Deutsche Bank's custody operation consolidated its position as Europe's leader and is now among the top five custodians worldwide.

In fund services, Deutsche Bank retained its position as one of the largest providers of fund services in key offshore markets, winning a number of significant new mandates with large U.S. and European asset managers. We are also one of the top two agency lenders in terms of securities on loan, and one of the largest providers of money market funds for clients to optimize yields on excess cash.

New products and significant mandates have established Deutsche Bank as a leading provider of cash management services to corporates and financial institutions worldwide. Industry accolades in 2001 included a prestigious Euromoney award for excellence as the world's best at Cash Management & Payments and a top two placing in Euromoney's Cash Management Poll. Our position as the dominant cash management house in Europe was emphasized in Treasury Management International magazine's awards for excellence.

In recognition of the increasing shift in our clients' global purchasing behavior, further investment was made in aligning regional products and infrastructure. We also embarked on a major program of expansion for our corporate business in the United States.

In Global Trade Finance, which combines all of Deutsche Bank's trade and export finance businesses, we have maintained our leading position in Europe and Asia while continuing to expand in the Americas.

Our ability to hedge the risks attached to trade flows was recognized by Asia Risk magazine with a number one ranking in Asia in risk management-related services.

Throughout 2001, Deutsche Bank led a number of syndicated trade transactions, notable mandates included a financing package for an oil company. We also played key roles in deals, for example, in Romania and Brazil. We led a groundbreaking Japanese buyer credit program in the cruise ship sector.

Syndicated Trade Loans
Volume in € m.


2,962
2,500
2,000
1,500
1,000
834
655
500
0
'99
'00
'01

Mandated arrangers
Source: Dealogic Loanware

Trust. We all look for safe values in life. But they are hard to find. That's why I feel so satisfied with my investment in Deutsche Bank. I know I can rely on their professional and visionary management. I am in good hands.

María Isabel Vilalta, Private Shareholder, Barcelona



Private Clients and Asset Management

Foundations laid for global market leadership.

In 2001 we in the Private Clients and Asset Management Group Division (PCAM), consisting of three segments: Personal Banking, Private Banking and Asset Management, laid the foundations for world leadership in scale and global reach, on the one hand, and efficiency of internal structures and costs, on the other. The new business model is consistently aligned with the needs of our customers and with the value chain across our segments. A single investment process for all products gives our program greater transparency and enhances its quality.

To take account of our different customer groups, we have divided our distribution channels into three parts: Deutsche Bank 24, Private Banking and Private Wealth Management. This differentiation enables us to provide a better service to affluent, wealth-accumulating clients across Europe. Worldwide, we offer tailored problem solutions to meet the complex needs of very wealthy clients. A common infrastructure for PCAM creates synergy potential. We made connectivity more tangible for our clients as we systematically focused on strengthening the links with Corporate and Investment Bank (CIB), enabling clients around the world to directly access capital markets and at the same time considerably increasing our distribution and placement capabilities.

2001 also marked a quantum leap forward for Deutsche Bank as a global asset manager: the agreed acquisition of Scudder, the "Deal of the Year" according to the magazine Institutional Investor, will take Deutsche Bank into the "bulge bracket" group of asset managers. We also closed a strategic partnership with Deutsche Vermögensberatung (DVAG), which strengthened our client potential for banking and investment products in Germany and Austria by 3.3 million persons.

Results 2001

In 2001, PCAM generated net revenues of € 11 billion after € 12.5 billion in the preceding year. The decrease was mainly due to lower revenues from investments in our insurance business and our customers' restraint with regard to securities transactions. Noninterest expenses, at € 10.4 billion, were € 0.5 billion below the previous year. While policyholder benefits and claims were lower, the expense for business operations (e.g. due to the introduction of euro cash) increased. Over the year, the cost containment measures took effect increasingly. Income before income taxes came to € 0.4 billion after € 1.4 billion in 2000.

*Private Clients and Asset Management**

in € m.	2001	2000
Net revenues	10,993	12,519
Provision for loan losses	(206)	(192)
Noninterest expenses	(10,390)	(10,924)
including: Goodwill amortization	(221)	(213)
Policyholder benefits and claims	(2,948)	(3,912)
Restructuring activities	(81)	14
Income before income taxes	**397**	**1,403**
Average allocated equity	3,392	3,045
Risk-weighted positions (BIS)	56,649	49,037
Segment assets	125,743	113,079

* Excerpts from Reporting Segment Information.

Personal Banking Europe: rising number of clients
in millions



12.0
12
11.5
11.5
11.2
11
10.5
10
12/00
06/01
12/01

Deutsche Bank 24: securities accounts increasing
Number in millions



2.2
2
1.9
1.4
1.5
1
0.5
0
'99
'00
'01

Personal Banking: 12 million customers

Deutsche Bank 24* was again successful in the difficult market environment of 2001. By expanding to the European target markets Italy**, Spain***, Portugal****, Belgium***** and Poland******, we continued to strengthen our position as a leading European bank for the retail and small business client with roughly 12 million customers.

In Germany, we increased the number of our customers by 300,000 in 2001 to 7.8 million as at the end of the year. Despite the weak stock market year, the number of securities portfolios rose by 290,000 to 2.2 million. More than one fifth of them are accessed online. The number of online banking customers rose by more than 700,000 to 1.9 million.

High-quality advisory and a free choice of access channels are the features behind the success of our offering. We fine-tuned our products and services to suit our customers within the scope of a modernization program. Our customers receive a comprehensive and tailored service at the advisory and investment centers. The focus here is on holistic asset and personal finance strategies with long-term alignment to the different phases of life. Daily banking business, on the other hand, can be handled conveniently and quickly at our money shops. Through self-service terminals, call centers and the Internet, our modern banking services are available to our customers around the clock.

We again increased the number of qualified advisors. Since the end of 2001, we have offered certificated pension products eligible for a state subsidy. With our high-performing investment products, we are particularly well equipped to compete with private retirement pension instruments.

Since July 2001, Deutsche Bank 24 customers have been able to make cash withdrawals free of charge at about 30,000 cash dispensers on three continents. We plan to further expand this first international ATM alliance with our partner banks Bank of America, Barclays, Scotiabank, Westpac and BNP Paribas.

In 2002, Deutsche Bank 24 will fully concentrate on growing its financial and wealth planning services and also on increasing its distribution capability. The group of customers to which our service offering is directed comprises more than 60 million people throughout Europe. In this "modern segment", we want to become provider of choice. Attractive products, a standard platform and a highly respected brand in Europe give us excellent prospects for ongoing growth in Europe.

* **www.deutsche-bank-24.de**
** **www.deutsche-bank-24.it**
*** **www.deutsche-bank-24.es**
**** **www.deutsche-bank-24.pt**
***** **www.deutsche-bank-24.be**
****** **www.deutsche-bank-24.pl**

Private Banking: market position strengthened

Private Banking* serves roughly 530,000 clients in 39 countries, 340,000 of them in Germany. At their disposal are 7,600 employees at 350 Private Banking Centers throughout the world. Invested assets amounted to roughly € 240 billion as at the end of 2001.

In the U.S.A., Private Banking and Deutsche Banc Alex. Brown Private Client Services cooperated even more closely in the year under review.

In Asia, the Middle East, Latin America and Central Europe, business developed very well in 2001. The workforce was reinforced with experienced relationship managers and we widened our range of services and products.

In 2001 we improved our services for ultra-high-net-worth clients. Above all, we developed a tailored offering including the underlying IT platform and substantially increased our marketing efforts for this clientele.

Private Banking is also dedicated to the non-financial needs of these demanding customers, such as their philanthropic activities or setting up trusts, etc. In our Private Wealth Management, we have combined resources with specialized know-how to ensure optimal fulfilment of the special requirements of very wealthy persons and families.

In Germany, business developed satisfactorily despite the difficult conditions. Since 2001, a new price model has clearly separated the substantially reduced costs for transactions from the costs for advisory services, creating transparency for customers. The price model, with which we are pioneers in Germany, decouples discretionary portfolio management revenues from capital market developments.

The mission of Private Banking is to provide "Best Advice" for clients. The key element here is staff training (including the Qualified Financial Consultant Program). In addition, all customer advisors have been brought together at Private Banking Centers to permit operation on the market with larger and stronger units. In this way, we offer our clients holistic wealth management from one source. To make access to Private Banking services even easier we optimized our "Customer Service Line" and our online service which was judged number 1 in Germany by three independent studies. We again grew our mandate business (Asset Management and Personal Portfolio Advisory) in a difficult environment.

Progress was made in developing an open product architecture where proprietary products are supplemented by high-quality products from third-party providers. The new, global investment process will help us translate customer needs more effectively into product solutions.

International Private Banking also successful outside Germany*
Invested assets per client
in € thousands


903
900
750
583
600
534
450
406
300
150
0
'98
'99
'00
'01

* Excluding Deutsche Banc Alex. Brown Private Client Services.

* **www.db-privatebanking.com**

DWS:
Market leader in Germany
Total of € 361.6 bn. in 2001


DWS 23.2%

Source: BVI Bundesverband Deutscher Investment- und Vermögensverwaltungs-Gesellschaften

maxblue: successful start

maxblue*, Deutsche Bank's online investment center, was launched in April 2001. Right from the beginning, maxblue succeeded in bucking the market trend and achieved high growth rates both in terms of clients and transactions. Apart from Germany and Spain**, maxblue has also been active in Italy*** since December 2001.

maxblue is the platform for all of Deutsche Bank's online securities business. Clients are free to choose whether they wish to use electronic access alone or take advantage of personalized financial advice at Deutsche Bank 24 or at our Private Banking Centers.

At the end of the year, maxblue already had more than 500,000 users for its online brokerage services through the online investment center. With regard to brand awareness, maxblue, just eight months after the launch, had already caught up with the big competitors in Germany.

maxblue gives all users access to the proprietary research expertise of Group Division Corporate and Investment Bank (CIB). This also allows private customers to access the international capital markets.

maxblue is basically open to partnerships. The first cooperation model – with Banco do Brasil – was launched at the end of 2001****.

* **www.maxblue.com**
** **www.maxblue.es**
*** **www.maxblue.it**
**** **www.maxblue.com.br**

Asset Management

In Asset Management we are one of the world's leading global investment management organizations. This applies equally in terms of size, quality, product range and international reach.

As global provider, we operate in all three regions of the Triad (Europe, America and Asia/Pacific). Distribution is grouped into retail, institutional and alternative investments. Our business profited in 2001 from the growing popularity of alternative investments and innovative products.

Market leader in Europe

In Europe, Deutsche Asset Management is market leader in both the retail and institutional businesses. Despite a year of challenging markets, we improved our market share in the institutional sector with more than 150 new mandates in the U.K. and 50 new mandates in Germany. These new business wins reflect our reputation for equities, fixed income and balanced portfolios. In 2001, business generation activity was also significantly accelerated in other European countries, including Italy, France, Benelux, Spain, Austria, Ireland and Switzerland.

The trend in our European mutual fund business was excellent. In Germany our DWS Group expanded its market share to over 23 %. Contributing to this success was DWS' prolific innovation in the guarantee and money market fund business. Once again our mutual funds won numerous performance awards. In Germany, for instance, DWS* was named

* **www.dws.de**

fund company of the year for the seventh time running in the Standard & Poor's Fund Awards. DWS took similar honors in Austria, Switzerland, France, the U.K. and Belgium. Morningstar, the research company, rates DWS as Europe's top-performing large European fund company.

Italy again played a key role in the profitability of our European mutual fund business. We are the largest foreign fund manager in this market.

As part of the continued development of our European mutual fund operations, we shall offer a standard product range under the brand name "DWS Investments".

Asia/Pacific

Deutsche Asset Management continued to be a market leader in 2001 in the Asia/Pacific region. In terms of funds under management, we remained the largest global fund manager in the region, the largest foreign fund manager in Japan and the fourth largest fund manager in Australia.

New dimension with Scudder

In 2001, the decision was taken to significantly broaden our business base, especially in the U.S.A. On December 4, Deutsche Bank and Zurich Financial Services agreed that Deutsche Bank would acquire Scudder, the asset management company, for $ 2.5 billion.

In bringing these two organizations together, our Asset Management Corporate Division will enter a new dimension. With assets under management then totalling more than € 900 billion (end of 2001), a leading position in this global market is expected. The link with Scudder will open up additional expertise and expand the product range, which will also benefit the customers of Private Banking and Deutsche Bank 24. Furthermore, the broader product range will enable us to make more effective use of our global resources on a uniform platform.

The Americas

In its 80 years of activity, Scudder has earned an outstanding reputation. The brand will therefore be used for our entire mutual funds business in the U.S.A. Institutional business will also be significantly enhanced by this acquisition. We can then provide a full array of integrated products and services on a single platform.

European mutual funds
Deutsche Bank Group
Total of € 122.3 bn. in 2001


Equity funds 37 %
Fixed income funds 25 %
Money market funds 25 %
Balanced and other funds 13 %


Fresh Ideas. We have long admired Deutsche Bank for its deter-
mination to creatively lead its industry. As a long-term shareholder, business
partner, and friend, we regularly exchange innovative ideas that bridge our
respective corporate visions and cultures.
Hideichiro Kobayashi, Managing Director, Nippon Life Insurance Company,
Tokyo

Corporate Investments Investments in private equity and real estate brought together with traditional industrial holdings.

Group Division Corporate Investments emerged in February 2001 from the realignment of Deutsche Bank. It was formed through the combination of activities previously dispersed throughout the Group. Corporate Investments primarily consists of investments in private equity (including venture capital, buyouts, mezzanine and fund investments) and real estate, on the one hand, and traditional industrial shareholdings and other investments (DB Investor), on the other. The mission of Corporate Investments is to achieve market leadership in the various segments and to generate the highest possible overall return for third-party investors and for our own funds.

Private equity is one of our global core businesses, generating value for investment banking and asset management business. Conversely, the ability to leverage Deutsche Bank's global network gives us a strong competitive advantage in the private equity market.

The total assets in Corporate Investments at the end of 2001 were € 45.6 billion and were made up as follows: Private Equity: € 7.1 billion, DB Investor: € 26.5 billion, and Other Corporate Investments: € 12.0 billion. The latter consists of Real Estate (€ 3.5 billion), Lending Activities (€ 7.1 billion) and Other (€ 1.4 billion).

Private Equity

DB Capital Partners* is the Deutsche Bank unit responsible for private equity investing. At the beginning of 2001, all of the private equity activities of Deutsche Bank were consolidated under the management of DB Capital Partners. Since then all of our private equity holdings have been part of a unified global platform.

2001 was one of the most difficult private equity markets in recent history due to contracting profits, declining stock

Results 2001

Net revenues and income before income taxes in 2001, at € 2.0 billion and € 0.2 billion respectively, were well below the previous year figures. This reflected, above all, the higher write-downs and adjustments to the value of our investments in private equity and real estate due to the difficult capital market conditions. We also generated smaller proceeds from the sale of industrial shareholdings.

Corporate Investments*

in € m.	2001	2000
Net revenues	1,968	3,548
Provision for loan losses	(105)	(132)
Noninterest expenses	(1,623)	(1,382)
including: Goodwill amortization	(156)	(71)
Income before income taxes	**240**	**2,034**
Average allocated equity	6,081	3,471
Risk-weighted positions (BIS)	32,468	25,769
Segment assets	45,594	37,916

* Excerpts from Reporting Segment Information.

Direct private equity investments by region
Total of € 4.2 bn. in 2001



United States 39 %
Germany 36 %
Europe excluding Germany 17 %
Rest of world 8 %

*** www.dbcapitalpartners.com**

Direct private equity investments by industry
Total of € 4.2 bn. in 2001


Media 20 %
Communications 17 %
Technology 14 %
Business and financial services 12 %
Industrials 11 %
Consumer products and services 10 %
Leisure and entertainment, healthcare, other 16 %

markets and a sluggish global economy. This market dislocation, however, also created investment opportunities for the Group outside the especially hard-hit telecommunication, media and technology industries.

Our investments in 2001 included Center Parcs, Europe's leading short-break holiday village operator. Other investments were Noveon, a specialty chemicals business; Strayer Education, an education provider; and Prestige Brands, a consumer products company with well-known brands (such as Prell, Chloraseptic and Comet). The broad reach of these investments demonstrates the versatility of DB Capital Partners. Our professionals are able to find and create value potential in portfolio companies and structure innovative financing solutions.

DB Capital Partners is an active partner and provides more than just capital to its portfolio companies. Our team of experienced investment professionals advise management on questions of financial planning, strategy, and operations.

In addition to direct investing, DB Capital Partners also invests in private equity funds, purchases limited-partnership interests on the secondary market, and manages a fund-of-funds business. We maintain business relationships with over 275 private equity and venture capital funds in the U.S.A. and Europe.

Through Deutsche Grundbesitz Management GmbH, Corporate Investments is also a leading provider of real estate products with private equity character. This unit offers investments in the real estate sector to private and institutional clients in Germany and Italy.

DB Investor

In 1998, DB Investor was founded with the mission of managing Deutsche Bank Group's publicly held industrial shareholdings and other non-strategic investments. DB Investor has the task of actively managing this portfolio with a view to increasing its value. In 2001, shares equivalent to 2.7 % of Münchener Rückversicherungs-Gesellschaft AG (Munich Re) were sold from our Group holdings to institutional investors. The sale proceeds came to roughly € 1.5 billion.

The market value of our listed holdings at the end of 2001 totaled roughly € 15.4 billion. This was a decrease of € 3.5 billion compared with the end of 2000. The main reasons for this decline were the stock market weakness and the reduction of our Munich Re investment.

DB Investor's value growth strategy takes into account both current market conditions and the profit and share price appreciation potential at portfolio companies.

DB Services Key services bundled for efficiency.

DB Services was created in February 2001 as part of our structural realignment. The new structure comprises three primary units: Corporate Center Services; IT, Consulting & Transaction Services; and Divisional Functions. Upon formation, DB Services employed approximately 10,800 full-time equivalent staff.

DB Services is managed according to the strict market principle. The aim is to achieve a high level of cost and service transparency, while fostering entrepreneurial attitudes. Our clients are mainly our own Corporate Divisions, but also external firms. Internal services are provided on the basis of negotiated service level agreements. Here, DB Services is open to competition with external providers.

Corporate Center Services

The primary task of this unit is the operational implementation of strategic directives from the Corporate Center. This includes, for example, Audit, Communications, Controlling, Legal, Risk Management and Human Resources. The unit also provides critical services for the bank as a whole, e.g. in purchasing, building and facilities management and DB Research. Roughly 35 % of all DB Services staff work in Corporate Center Services.

IT, Consulting & Transaction Services

This unit accounts for roughly 60 % of all DB Services staff. The range of services provided stretches from IT development and support to management consulting and transaction services. In contrast to Corporate Center Services, IT, Consulting & Transaction Services delivers services to external customers besides our own business units. The unit is organizationally divided into four sub-groups: IT Services, DB Services Global Technology, Consulting and Transaction Services.

Divisional Functions

Divisional Functions employs about 5 % of all DB Services employees. It provides administrative support to DB Services and to our European regional centers, for example in Italy, Spain and Portugal.

Developments in 2001

DB Services has changed significantly since its formation, driven largely by our cost containment program. The unit has been streamlined through a combination of containment measures including divestments/asset disposals. The aim is to sustain individual performance levels and, at the same time, increase our internal efficiency and overall cost awareness.

Several directives were tightened up in the short term (e.g. on hiring, travel, and the contracting of external consultants).

Other measures targeted long-term effects. We carried out a comprehensive reengineering process at our building and facilities management, group purchasing and securities/cash settlement units.

DB Services: staff by divisions
As at 2/2001: 10,800


Corporate Center Services
35 %
Divisional Functions
5 %
IT, Consulting & Transaction Services
60 %

Finally, we reduced holdings not forming part of our core business. Examples include the sale of our subsidiary emagine Germany GmbH to GFT Technologies AG, and the reduction of our stake in Deutsche Software India Ltd. to less than 50 %.

Outlook

At the end of 2001, we initiated a second phase of efficiency and quality enhancement. Our approach is two-fold in nature. The first step is to filter out services which are less critical to our Corporate Divisions or are offered at more favorable terms by external providers. In a second step, we shall align a large percentage of DB Services staff to the Corporate Divisions.

We expect this realignment to bring us a number of benefits:

- Corporate Divisions will have more influence on the scope and quality of their services. Less critical services will be downscaled or withdrawn.
- The integration of staff offers significant cost containment potential.
- Reducing the size of DB Services will simplify the organizational structure. This will increase cost transparency and reduce our cost allocation effort.

In 2002, we shall continue in DB Services to unlock synergy potential, increase cost and service transparency and make our service offering more efficient.

DB Services: decreasing number of staff


10,800
9,110
10,000
8,000
6,000
4,000
2,000
0
02/01
12/01

Corporate Center The Corporate Center is an instrument for the uniform management of the Group by the Board of Managing Directors.

The Corporate Center supports the Board of Managing Directors in its management and control functions. It forms a binding element for the Group. The close cooperation between the Corporate Center and the Corporate Divisions, supported by regionally integrated Divisional Functions, guarantees uniform management of our company by the Board of Managing Directors.

Risk Management and Controlling
Our risk management organization monitors credit, market and operational risks; it has great strategic importance. Managed and coordinated by a lean unit in the Corporate Center, it is organizationally integrated into the Corporate Divisions: close to global business, but still independent.

This also applies to the similarly aligned Controlling unit in the Corporate Center. The conversion of the Consolidated Financial Statements to the U.S. GAAP reporting standard was particularly work-intensive in 2001. We thereby fulfilled the most important condition for the listing of our shares on the New York Stock Exchange.

In the course of our bank's realignment, information technology (IT) was allocated to the Group Divisions. To facilitate cross-divisional solutions to strategic IT issues, a Corporate IT Office was set up as a neutral steering entity in the Corporate Center. It acts as a liaison unit to coordinate activities and foster communication between the IT organizations of the Group Divisions.

Optimal deployment of resources
The objective of our human resources policy is to improve management quality, enhance the methods of personnel selection and development and integrate other important factors that shape corporate culture. The focus here is on strengthening employees' identification with the bank, their motivation and their capabilities.

The Treasury unit in the Corporate Center is responsible for managing capital, the balance sheet and liquidity risks throughout the Group. It coordinates the allocation of these important financial resources between the Business Divisions. Its regional and divisional structure worked excellently in the critical liquidity phase worldwide in the wake of September 11.

Besides our products as well as our staff, capital and liquidity, the "Deutsche Bank" corporate brand in particular counts among the factors for our success. Its uniform profile is steered by the Brand Equity Management unit. We constantly measure and analyze our positioning with shareholders, customers, staff and the community. Our reputation on the European banking market ranks among the highest with respect to important attributes such as quality, competence and internationality.

Deutsche Bank brand: strong reputation
Deutsche Bank versus European competitor



Deutsche Bank
European competitor (Index = 100)
203
200
150
150
100
100
100
50
0
EU
Germany

Source: NFO Infratest Financial Research


Performance. Exceptional results can only be achieved with great personal effort. Our customers, Deutsche Bank's shareholders, and we as members of staff all share in the benefit.
Simone Meister, Deutsche Bank 24, Starnberg/Munich

Staff – our most important potential for success

Competent and client-oriented employees create company value.

By the end of 2001, the number of staff employed by the Group had fallen to 94,782 (previous year: 98,311). In addition to restructuring measures, this resulted mainly from the sale of our asset-based financing division (GEFA and ALD Group) and a subsidiary emagine (together 2,276 employees). By contrast, the acquisition of sections of the French Banque Worms saw an additional 684 employees join the Group.

Outside Germany, the number of employees declined by 1,423. At the end of 2001 almost half of all staff were employed outside Germany (48.8 %). The number of people employed in Germany also fell (by 2,106). The percentage of all staff employed by the two globally active Group Divisions is more or less equal: Private Clients and Asset Management 42.4 %, Corporate and Investment Bank 41.3 %. Some 12.9 % of all staff work in DB Services, 2.7 % are in Corporate Investments and 0.7 % are employed in the Corporate Center.

Competitive pressure from the international markets in addition to ongoing organizational development at the bank means personnel adjustments are unavoidable. We will implement the personnel measures already announced, following agreement with the competent bodies, without delay and using all human resources tools available in our "Deutsche Bank mosaic for employment".

Promoting talent, creating opportunities

To be able to provide our clients with the best financial products and services, and to ensure our quality and leadership in the market in the long term, we need the most talented people. In return, we have to be an attractive employer. Our employees are the decisive factor for success. We not only want to find and develop the best, we also want to retain them in our company in the long term. With a view to these objectives, we carried out a survey of graduates from leading universities on Deutsche Bank's image as an employer. We derived a talent management strategy from the results of the survey. We also obtained exact information on the qualities a sought-after employer should have. Consequently, we continued to improve our offers of employment accordingly.

Convincing environment, strong culture

Deutsche Bank is striving for a corporate identity which obliges each individual to share common values and also, above all, to incorporate them into their lives. This is the basis of our personnel policy. Another important topic involves corporate management which can get points of view across and combine inspiration, the provision of meaning as well as active cultural organization and humanity.

Staff

	2001
Employee Commitment Index	70
Absentee rate	2.6 %
Share of employees leaving the bank for a new job	8.0 %
Training and advanced training (expenses in € million)	257.4

Regional distribution of our staff
Total of 94,782 in 2001


Germany 51.2 %
Europe (excl. Germany) 24.9 %
North America 16.2 %
South America 0.7 %
Asia/Pacific/ Africa 7.0 %

We are an attractive employer thanks to our demanding offer: responsibility for challenging tasks is handed over early on. Success is recognized and personally accredited. We offer enjoyable independent work and scope to take decisions in an inspiring environment.

Our diversity concept regards natural human variety as wealth. Opposites are not levelled, but rather highly valued and encouraged. We have undertaken initiatives to secure our employees' indispensable creativity and ability to innovate for the bank. By giving the huge variety of different employee groups in our team the opportunity to develop their potential, we, in turn, can benefit from their varying points of view and range of experiences. Our efforts to train women for management positions have been successful. At the end of 2001, 809 female employees were employed at management level; in 2000, this number stood at 650. We are on the right path – even if there is still a long way to go.

More and more employees wish to arrange their professional and private lives more efficiently. If there is harmony between personal and professional development, the mutual enrichment of professional and private interests will be of benefit to all concerned.

We have accommodated the wish for more sovereignty with regard to time by means of a range of flexible time systems. The "Zeitinvest" service account system introduced in Germany during the reporting period is already being used by many staff members. Employees – including tariff staff since November 2001 – can place parts of the monetary and non-cash components of their compensation (e.g. salary, bonuses, payments for extra work, unutilized vacation entitlement) in "Zeitinvest", have interest paid on them via the capital market and then withdraw them as paid leave in a variety of ways at a later date.

Global career opportunities
Employees often ask what the company can do to ensure their employability and increase or maintain their market value. Under the umbrella of DB University, we have created a central learning platform comprising all ongoing professional development offers. This includes intranet-based training, profile events and virtual learning forms. In so doing, we can strengthen the competence of our staff while also fulfilling the desire for individual, flexible and self-managed learning.

Anyone offering and looking for employment throughout the Group has unlimited access to our global internal job market. This overall transparency promotes the mobility and development of our staff, and supports their employability.

Performance-based compensation
We have continued to develop our remuneration concepts and have also incorporated new programs in line with our requirements. One significant innovation is the "Deutsche Bank Global Partnership Plan", approved at the 2001 General Meeting, the three elements of which, namely shares, options and cash payments, are directly dependent on the share price. With the combination of these components, the

staff participation model satisfies the expectations of both participating management staff and shareholders alike.

Talent for the bank of tomorrow
In the past financial year, Deutsche Bank recruited 1,000 university graduates from all parts of the world to meet our international requirements. Our comprehensive concept of finding employees extends from our positioning as employer of choice with a professional Internet site* to the coverage process after recruitment. In this way, we are also consolidating Deutsche Bank's reputation in the employment market.

We regard trainees as another important source of junior staff members. Vocational training contracts were concluded with 1,257 young people in 2001. At the end of the year, a total of 3,005 apprentices were being trained at Deutsche Bank Group.

Staff structure by divisions
Total of 94,782 in 2001


Private Clients and Asset Management 42.4 %
Corporate and Investment Bank 41.3 %
Corporate Investments 2.7 %
DB Services 12.9 %
Corporate Center 0.7 %

* www.deutsche-bank.com/career



Partnership. Investing in sustainable development means investing in the future. Deutsche Bank, an active member of the World Business Council for Sustainable Development, understands and accepts that this is a challenge facing each member of society.
Björn Stigson, President, World Business Council for Sustainable Development, Geneva

Commitment to society Education was the focus of Deutsche Bank's society-related activities in 2001.

Deutsche Bank assumes responsibility for the community with its commitment to society – and not just where it does business. Based on our values – trust, teamwork, performance and innovation – we implement projects relating to social, cultural, scientific and environmental issues. Our projects are aimed at sustainability, pursuing the basic idea of "Helping People to Help Themselves" and promoting the future prospects of young people. We work with local partners and our own foundations and we participate in international forums.

Education in competition

Knowledge is the most important raw material of the future and investments in education are of primary importance for all societies. Many of the bank's society-related activities in 2001 were therefore dedicated to the topic of the year: "Orientation for the Future – Education in Competition". Consequently, we introduced "Initiative plus", which provided support to the voluntary commitment of our staff members in schools in Germany, the United Kingdom, the U.S.A. and Latin America. It was also a contribution to the "International Year of Volunteers" proclaimed by the UN. More than half of the 1,562 school projects submitted received financial support from Deutsche Bank.

Social commitment

Since 1987 we have been demonstrating our commitment to society in Germany through the Deutsche Bank Foundation Alfred Herrhausen "Helping People to Help Themselves"*. Above all, it supports projects seeking creative and innovative solutions to society's problems, in particular, for the development of career perspectives for disadvantaged young people. The Foundation has received widespread acknowledgement from the public for its "Youth-School-Industry" project in which young people gain insight into business life.

In the U.S.A. we committed ourselves to the systematic renewal of underdeveloped city neighborhoods. The investment and bond program for an improved standard of living in urban outskirts initiated by Deutsche Bank Americas Foundation together with the Community Development Group received the award "Outstanding"

Society

Spending by foundations and other charitable institutions related to Deutsche Bank Group, as well as project-related spending (in € m.)	2001
Social affairs	
Deutsche Bank Foundation Alfred Herrhausen "Helping People to Help Themselves"	4.0
Deutsche Bank Americas Foundation	16.0
Deutsche Bank Citizenship UK	6.1
Alex. Brown & Sons Charitable Foundation	3.0
other project-related spending	0.4
Culture	
Cultural Foundation of Deutsche Bank	2.7
other project-related spending	0.8
Society and the sciences	
Deutsche Bank Donation Fund in the Donors' Association for German Science	5.4
Deutsche Bank Institute for Family-Owned Businesses at the University of Witten/Herdecke	1.1
Alfred Herrhausen Society for International Dialogue	1.1
Environment	
ISO 14001, UNEP Financial Institute, Bellagio Forum: Environment and Media	2.3

* **www.deutsche-bank-stiftung.de**

from the U.S. Federal Reserve. As an expression of solidarity with the American people after September 11, Deutsche Bank donated the entire proceeds from a "Charity Trading Day" (September 25) in our equities trading unit totaling $ 9 million. On the occasion of the listing of our share on the New York Stock Exchange, we provided an additional donation of more than $ 4 million.

In the United Kingdom, the bank is committed to several educational programs. For example, more than 200 bank employees are active volunteers on a regular basis as part of an e-business program at schools, providing realistic insights into the business world. The new Deutsche Bank Africa Foundation, established in Johannesburg in 2001, is intended to support projects fostering education and international understanding in southern Africa.

Art and culture

Deutsche Bank has a long tradition of linking contemporary art and the world of work*. In 1997, these activities were expanded by our cooperation with the Guggenheim Foundation of New York. Since then, both partners have presented high-caliber exhibitions at Deutsche Guggenheim Berlin, the hall specifically intended for that purpose, including commissioned works by outstanding artists. With its new series entitled "Moment", the bank is promoting temporary art projects in the public space. Following the launch in Frankfurt am Main in 2001, exhibitions will also be held in New York, Venice and Singapore.

The Cultural Foundation* is an expression of our global cultural commitment. The Foundation's support includes the reconstruction of Museum Island in Berlin, one of the World Heritage Sites. Furthermore, it contributed financially to exhibitions in Frankfurt am Main, Vienna and Moscow on the composer and painter Arnold Schönberg. Deutsche Bank initiated the formation of Academy Opera Today during the reporting year. This is the first sponsorship program aimed at promoting up-and-coming theater managers, conductors, dramatic advisors and directors for the opera. Deutsche Bank Citizenship UK is continuing its program of support for young innovative artists with its Pyramid Award in which leading British art academies are also participating.

In the U.S.A. we are involved in the Brooklyn Academy of Music's New Wave Festival as the main sponsor of the Frankfurt Ballet. Furthermore, Deutsche Bank supports exhibitions at the Solomon R. Guggenheim Museum in New York and at the National Gallery in Washington.

Social dialogue and the sciences

As Deutsche Bank's social policy forum, the Alfred Herrhausen Society for International Dialogue addressed this year's topic of "Education" worldwide with many events and publications**. The annual colloquium was the highlight with a two-day conference where the participants – high-ranking international experts from the

Deutsche Guggenheim Berlin
Visitors in thousands



85
99
107
147
150
100
50
0
'98
'99
'00
'01

* **www.sammlung-deutsche-bank.com**

* **www.db-kulturstiftung.de**

** **www.deutsche-bank.de/ahg**

economic, scientific, political and cultural communities – met to discuss the future of education.

The Deutsche Bank Donation Fund in the Donors' Association for German Science contributes to improving conditions for research and teaching and to strengthening international scientific cooperation. In this spirit, during the reporting year, the Donation Fund approved support for, among other things, a guest professorship at the Center for Law and Finance at the University of Frankfurt am Main and provided funds to the Center for German and European Studies at the University of California, Berkeley, for a research project on transatlantic relations.

The Historical Institute of Deutsche Bank researches the history of the bank using scientific methods and drawing on both its own and external sources*. The focal points of research are the Nationalist Socialist period as well as the history of German-American economic and financial relations.

Environment and sustainability

Certification of the Deutsche Bank environmental management system according to the ISO 14001 standard was confirmed in 2001. Additional environmentally-relevant factors were also integrated into the bank's society-related activities. The bank's sustainability concept combines economic objectives with ecological and social responsibility and is embedded as a lateral function in all Corporate Divisions**. As an active member of UNEP, in the World Business Council for Sustainable Development and in other important organizations, Deutsche Bank takes new findings in sustainable development and integrates them into its own sustainability concept. One special project is the cooperation with the Peace Parks Foundation in the southern part of Africa, which seeks to protect the environment, foster sustainable economic development and promote understanding between peoples.

Deutsche Bank Microcredit Development Fund

The Deutsche Bank Microcredit Development Fund based in New York again provided a valuable contribution to the promotion of stable economic structures in developing countries. The Fund extends microcredits for business start-ups, which help to develop local infrastructures. National partner organizations and local banks support this work. In 2001, the Fund was able to grant roughly 60,000 microcredits in Africa, Latin America and Asia with a total value of $ 25 million.

* **www.deutsche-bank.com/history**

** **www.deutsche-bank.com/sustainability**

Community Development Group*: loan and investment portfolio
Total volume of € 318 million in 2001



Financing affordable rental housing development 47%
Creating opportunity for homeownership 30 %
Supporting non-profits and community facilities 23 %

* Deutsche Bank Americas Foundation: financial support for underserved U.S. communities



Trust. A well-managed corporation must *be transparent and have clear corporate governance* principles, factors which contribute in our view to the creation of long-term shareholder value. Deutsche Bank is a leading proponent of good corporate governance.

Michelle Edkins, Corporate Governance Director, Hermes Investment Management Ltd., London

The British Museum

Corporate Governance – a part of our identity

Principles for the responsible management and control of Deutsche Bank.

In March 2001 Deutsche Bank was the first DAX 30 company to implement Corporate Governance Principles after their approval by the Board of Managing Directors and the Supervisory Board. These guidelines specifically tailored to Deutsche Bank regulate the relations with our shareholders, the tasks and duties of the Board of Managing Directors and the Supervisory Board, the structure and disclosure of the performance-based compensation of these two bodies and the demands on reporting and transparency.

With these Principles, Deutsche Bank publicly documents how it wants to ensure the responsible and value-driven management and control of the company. The Corporate Governance Principles are intended to promote and strengthen the trust of present and future shareholders, customers, staff and the public on national and international markets.

The Board of Managing Directors, in consultation with the Chairman of the Supervisory Board, appointed Dr. Clemens Börsig, member of the Board of Managing Directors, as Corporate Governance Officer to monitor compliance with the Principles. The Corporate Governance Officer submitted his report to the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors and the Supervisory Board are convinced that the Corporate Governance Principles were fully observed in 2001. The following measures deserve special mention:

- All disclosure duties relating to shareholders were performed in full. A "One Voice Committee", established in 2001, creates the basis on which capital market participants receive the same information at the same time (fair disclosure).
- The members of the Board of Managing Directors as well as the Group Board Management Committee are committed to acting according to the Corporate Governance Principles to avoid conflicts of interest. Furthermore, the Board of Managing Directors has approved a Code of Conduct for all employees of Deutsche Bank Group. This Code is based on our shared values and establishes general principles of conduct, among other things in order to avoid conflicts of interest.
- The Compliance Officer submitted a report to the Board of Managing Directors on the observance of compliance regulations. This report was also sent to the members of the Supervisory Board. One of the tasks of Compliance is to ensure that the standards of conduct required under capital market law are observed, in particular, that conflicts of interest are avoided in securities transactions. Through his monitoring measures and controls, the Compliance Officer convinced himself that the respective laws and corporate governance regulations were observed.
- More transparency through more information: since March 2001, all transactions by members of the Board of Managing Directors in shares or derivatives of Deutsche Bank have been disclosed without delay on our website. Furthermore, we are publishing for the first time in 2002 the individual numbers

of shares (including current option rights) held by members of the Board of Managing Directors and the total interest of the Supervisory Board in Deutsche Bank AG and its Group companies.
- On the basis of audited Consolidated Financial Statements for the years 2000 and 1999 compiled according to American accounting standards (U.S. GAAP), Deutsche Bank AG registered with the Securities and Exchange Commission. This was a precondition to the listing of our shares on the New York Stock Exchange starting on October 3, 2001. The Consolidated Financial Statements for the 2001 financial year have also been prepared in accordance with U.S. GAAP. For investors, this provides greater transparency and direct comparability with our most important international competitors.
- This Annual Report with the information it contains also documents compliance with the Corporate Governance Principles. In the Management Discussion, we comply with disclosure requirements on the expected development of business. The Risk Report contains information on our risk management system. The Notes provide information on important shareholdings. Information on investor structure can be found in the section on Shareholders.
- To ensure the high quality of our information, we shall voluntarily submit all quarterly reports for a limited review by our auditors.
- We are preparing the preconditions required by the Articles of Association for the introduction of staggered periods of office for representatives of the shareholders on the Supervisory Board (staggered board). The necessary resolution proposals will be submitted to the General Meeting in due time before the election in May 2003.

We understand Corporate Governance as a continuous process. We will regularly check and, if necessary, amend our Principles in light of new experience, statutory regulations and ongoing developments in national and international standards. Here, we will take account of the recommendations and suggestions of the German Corporate Governance Code.

The complete Corporate Governance Report for 2001 can be ordered and is available at www.deutsche-bank.com



Global Reach. The development of a sophisticated Internet architecture is a challenge. Our shareholders, customers, staff and other visitors can access a wealth of information, conveniently, quickly, and around the clock – the latest share prices or this Annual Report, for example.

Peter Lassig, Deutsche Bank AG, DB Services, Frankfurt am Main

Income Statement Deutsche Bank Group

Income Statement

in € m.	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Interest revenues	53,639	55,131	40,142
Interest expense	45,019	48,103	32,148
Net interest revenues	**8,620**	**7,028**	**7,994**
Provision for loan losses	1,024	478	725
Net interest revenues after provision for loan losses	**7,596**	**6,550**	**7,269**
Commissions and fees from fiduciary activities	3,537	3,908	2,427
Commissions, broker's fees, markups on securities underwriting and other securities activities	4,593	5,259	3,233
Fees for other customer services	2,597	2,526	2,307
Insurance premiums	2,717	2,837	3,011
Trading revenues, net	6,031	7,625	2,127
Net gains on securities available for sale	1,516	3,670	2,150
Net income (loss) from equity investments	(375)	312	79
Other revenues	385	1,314	1,704
Total noninterest revenues	**21,001**	**27,451**	**17,038**
Compensation and benefits	13,360	13,526	9,655
Net occupancy expense of premises	1,334	1,090	1,022
Furniture and equipment	2,949	3,051	2,362
Agency and other professional service fees	1,080	1,151	819
Communication and data services	642	566	403
Policyholder benefits and claims	3,002	4,003	3,856
Other expenses	3,182	2,849	2,894
Goodwill amortization	951	771	486
Restructuring activities	294	125	459
Total noninterest expenses	**26,794**	**27,132**	**21,956**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**1,803**	**6,869**	**2,351**
Income tax expense	434	2,643	1,689
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	995	(9,287)	(951)
Income before cumulative effect of accounting changes, net of tax	**374**	**13,513**	**1,613**
Cumulative effect of accounting changes, net of tax	(207)	–	–
Net income	**167**	**13,513**	**1,613**

Earnings per share figures

in €	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	0.60	22.00	2.76
Cumulative effect of accounting changes, net of tax	(0.33)	–	–
Net income	**0.27**	**22.00**	**2.76**
Diluted			
Income before cumulative effect of accounting changes, net of tax	0.60	21.72	2.74
Cumulative effect of accounting changes, net of tax	(0.33)	–	–
Net income	**0.27**	**21.72**	**2.74**
Cash dividends declared per common share	**1.30**	**1.15**	**1.12**

Statement of Comprehensive Income Deutsche Bank Group

Statement of Comprehensive Income

in € m.	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Net income	**167**	**13,513**	**1,613**
Unrealized gains (losses) on securities available for sale			
Net unrealized gains (losses) arising during the year, net of tax and other[a]	(2,496)	(1,185)	967
Net reclassification adjustment for realized net gains, net of tax and other[b]	(428)	(1,516)	(865)
Net unrealized derivative gains (losses), net of tax[c]	(1)	–	–
Net unrealized foreign currency translation gains arising during the year, net of tax[d]	85	432	386
Other comprehensive income (loss)	**(2,840)**	**(2,269)**	**488**
Comprehensive income (loss)	**(2,673)**	**11,244**	**2,101**

[a] Amounts are net of an income tax (benefit) expense of € (105) million, € (820) million and € 677 million for the years ended December 31, 2001, 2000 and 1999, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (610) million, € 5 million and € 323 million for the years ended December 31, 2001, 2000 and 1999, *respectively*.

[b] Amounts are net of income tax expense of € 1,139 million (€ 995 million of this amount relates to the reversing effect of a tax benefit realized in 2000 due to a law change enacted in 2000), € 1,702 million and € 1,022 million for the years ended December 31, 2001, 2000 and 1999, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (44) million, € 429 million and € 250 million for the years ended December 31, 2001, 2000 and 1999, respectively.

[c] The amount is net of an income tax benefit for the year ended December 31, 2001.

[d] Amounts are net of an income tax (benefit) expense of € (41) million, € (35) million and € 70 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Balance Sheet Deutsche Bank Group

Assets

in € m.	31.12.2001	31.12.2000
Cash and due from banks	10,388	8,502
Interest-earning deposits with banks	37,986	46,733
Central bank funds sold	4	240
Securities purchased under resale agreements	103,681	55,486
Securities borrowed	40,318	73,455
Trading assets[a]	293,653	284,871
Securities available for sale[b]	71,666	92,250
Other investments	11,997	12,759
Loans, net	259,838	274,660
Premises and equipment, net	9,806	10,384
Intangible assets, net	8,947	9,479
Other assets related to insurance business	13,875	11,453
Due from customers on acceptances	553	1,076
Accrued interest receivable	5,907	9,146
Other assets	49,603	38,500
Total Assets	**918,222**	**928,994**

[a] of which € 16 billion and € 48 billion were pledged to creditors and can be sold or repledged at December 31, 2001 and 2000, respectively
[b] of which € 524 million and € 222 million were pledged to creditors and can be sold or repledged at December 31, 2001 and 2000, respectively

Liabilities and Shareholders' Equity

in € m.	31.12.2001	31.12.2000
Noninterest-bearing deposits		
Domestic offices	22,244	20,540
Foreign offices	7,487	8,075
Interest-bearing deposits		
Domestic offices	96,659	99,161
Foreign offices	247,699	222,776
Total deposits	374,089	350,552
Trading liabilities	121,329	123,951
Securities sold under repurchase agreements	73,299	46,648
Securities loaned	7,620	35,916
Other short-term borrowings	28,548	60,871
Acceptances outstanding	553	1,076
Insurance policy claims and reserves	35,241	32,481
Accrued interest payable	7,423	10,502
Other liabilities	58,943	64,917
Long-term debt	166,908	154,484
Trust preferred securities	4,076	3,913
Total Liabilities	**878,029**	**885,311**
Common shares, no par value, nominal value of € 2.56[a]	1,591	1,578
Additional paid-in capital	11,253	10,876
Share awards	899	867
Retained earnings	22,619	23,331
Common shares in treasury, at cost[b]	(479)	(119)
Accumulated other comprehensive income		
Net unrealized gains on securities available for sale, net of tax and other	3,419	6,343
Net unrealized losses on derivatives hedging variability of cash flows, net of tax	(1)	–
Foreign currency translation, net of tax	892	807
Total Shareholders' Equity	**40,193**	**43,683**
Total Liabilities and Shareholders' Equity	**918,222**	**928,994**

[a] Issued: 2001: 621,568,446 shares; 2000: 616,514,046 shares
[b] Common shares in treasury, at cost: 2001: 7,092,821 shares; 2000: 1,913,281 shares

Statement of Changes in Shareholders' Equity Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Common shares			
Balance, beginning of year	1,578	1,573	1,363
Common shares distributed under employee benefit plans	13	5	5
Issuance of common shares	0	0	205
Balance, end of year	1,591	1,578	1,573
Additional paid-in capital			
Balance, beginning of year	10,876	10,556	7,265
Common shares distributed under employee benefit plans	462	188	120
Issuance of common shares	0	0	3,053
Net gains (losses) on treasury shares sold	(85)	132	118
Balance, end of year	11,253	10,876	10,556
Retained earnings			
Balance, beginning of year	23,331	10,581	9,592
Net income	167	13,513	1,613
Cash dividends declared and paid	(801)	(706)	(600)
Other	(78)	(57)	(24)
Balance, end of year	22,619	23,331	10,581
Common shares in treasury, at cost			
Balance, beginning of year	(119)	(61)	(52)
Purchases of shares	(37,032)	(35,731)	(22,065)
Sale of shares	36,090	35,366	21,907
Treasury shares distributed under employee benefit plans	582	307	149
Balance, end of year	(479)	(119)	(61)
Share awards – common shares issuable			
Balance, beginning of year	1,883	821	270
Deferred share awards granted, net	487	1,356	689
Deferred shares distributed	(704)	(294)	(138)
Balance, end of year	1,666	1,883	821
Share awards – deferred compensation			
Balance, beginning of year	(1,016)	(538)	(154)
Deferred share awards granted, net	(487)	(1,356)	(689)
Amortization of deferred compensation, net	736	878	305
Balance, end of year	(767)	(1,016)	(538)
Accumulated other comprehensive income			
Balance, beginning of year	7,150	9,419	8,931
Unrealized net gains (losses) on securities available for sale, net of tax and other	(2,924)	(2,701)	102
Unrealized net losses on derivatives hedging variability of cash flows, net of tax	(1)	–	–
Foreign currency translation, net of tax	85	432	386
Balance, end of year	4,310	7,150	9,419
Total Shareholders' Equity, end of year	**40,193**	**43,683**	**32,351**

Cash Flow Statement Deutsche Bank Group

Cash Flow Statement

in € m.	1.1.–31.12. 2001	1.1.–31.12. 2000	1.1.–31.12. 1999
Net income	**167**	**13,513**	**1,613**
Adjustments to reconcile net income to net cash provided by (used in) operating activities			
Provision for loan losses	1,024	478	725
Restructuring activities	294	125	459
Gain on sale of securities available for sale, other investments, loans and other	(2,806)	(4,161)	(658)
Deferred income taxes, net	(159)	(8,332)	(501)
Impairment, depreciation and other amortization and accretion	4,886	3,320	2,155
Cumulative effect of accounting changes, net of tax	207	–	–
Share of net loss (income) from investments held at equity	278	(338)	(38)
Income adjusted for noncash charges, credits and other items	**3,891**	**4,605**	**3,755**
Net change in			
Trading assets	(1,263)	(35,599)	(18,806)
Other assets	(9,670)	11,258	6,425
Trading liabilities	(3,022)	(16,411)	(5,177)
Other liabilities	(4,559)	(264)	(328)
Other, net	1,412	3,075	6,039
Net cash used in operating activities	**(13,211)**	**(33,336)**	**(8,092)**
Net change in			
Interest-earning deposits with banks	9,232	(11,238)	1,025
Central bank funds sold	236	2,445	2,903
Securities purchased under resale agreements	(48,195)	33,740	7,050
Securities borrowed	33,138	(7,272)	(12,464)
Loans	5,802	(28,064)	(16,454)
Proceeds from			
Sale of securities available for sale	41,128	43,058	61,129
Maturities of securities available for sale	2,746	17,369	5,762
Sale of other investments	7,096	4,405	1,309
Sale of loans	16,185	16,496	10,342
Sale of premises and equipment	1,015	344	803
Purchase of			
Securities available for sale	(34,289)	(55,463)	(79,135)
Other investments	(7,976)	(7,702)	(3,968)
Loans	(8,903)	(7,586)	(5,529)
Premises and equipment	(3,689)	(2,164)	(3,331)
Net cash received (paid) for business combinations/divestitures	924	(1,096)	(4,547)
Other, net	958	252	(149)
Net cash provided by (used in) investing activities	**15,408**	**(2,476)**	**(35,254)**
Net change in			
Deposits	22,548	13,623	15,261
Securities loaned and securities sold under repurchase agreements	(1,645)	(29,998)	14,155
Other short-term borrowings	(29,602)	26,940	(8,925)
Issuances of long-term debt and trust preferred securities	32,958	61,233	55,588
Repayments and extinguishments of long-term debt and trust preferred securities	(22,884)	(40,371)	(35,629)
Issuances of common shares	320	193	3,383
Purchases of treasury shares	(37,032)	(35,731)	(22,065)
Sale of treasury shares	36,024	35,514	22,134
Cash dividends paid	(801)	(706)	(600)
Other, net	(522)	(664)	(706)
Net cash (used in) provided by financing activities	**(636)**	**30,033**	**42,596**
Net effect of exchange rate changes on cash and due from banks	325	2,710	908
Net increase (decrease) in cash and due from banks	1,886	(3,069)	158
Cash and due from banks, beginning of the year	8,502	11,571	11,413
Cash and due from banks, end of the year	10,388	8,502	11,571
Interest paid	48,099	46,250	28,462
Income taxes paid, net	1,251	1,819	1,467
Noncash investing activities			
Transfer from available for sale securities to trading assets	22,101	507	–
Transfer from trading assets to available for sale securities	14,938	–	–

Report of the Supervisory Board



Hilmar Kopper
Chairman of the Supervisory Board

The Supervisory Board held extensive discussions at its four meetings last year on the bank's business situation and strategy and the development of its Group Divisions as well as on current events and fundamental policy issues.

Alongside the Annual Financial Statements for 2000 and planning for the financial year 2001, discussions concentrated on the formation and tasks of the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM), and Corporate Investments (CI).

The Supervisory Board also discussed changes in the bank's portfolio of holdings. The relevant proposals of the Board of Managing Directors were closely examined and approved, where required by German law or the Articles of Association.

The general economic situation was also the subject of regular and thorough discussion, particularly with regard to its effects on the bank. Talks centered on the global interest rate and currency situation, the change of the stock and bond markets, as well as the development of important economies in the Triad and in selected emerging markets. The work of the Supervisory Board Committees was regularly presented at each subsequent meeting of the entire Supervisory Board.

The Supervisory Board and its Committees were informed regularly by the Board of Managing Directors without delay and comprehensively on all of the important issues of business development, strategy, earnings and risk situation, risk management and risk controlling as well as staff development and principles of human resources policies – also with regard to senior executives (Group Board Management Committee). Furthermore, individual topics of current interest were also dealt with in regular discussions between the Spokesman of the Board of Managing Directors and the Chairman of the Supervisory Board.

In the course of its six meetings, the Credit and Market Risk Committee discussed in due time all commitments subject to mandatory approval under German law and the Articles of Association, and all major loans and loans entailing high risks. Where necessary, the Committee gave its approval. Apart from credit, market, country and liquidity risks, the Committee also reviewed operational risks. Global industry portfolios were presented and discussed at length. In particular, the Committee investigated the influence of the events of September 11 on the bank's various risk categories. The Committee also obtained information on the Group Division Corporate Investments, including an overview of its portfolio, organizational structure and internal authorization procedures.

The Chairman's Committee met four times and the Audit Committee met twice in the period under review. The Mediation Committee, established pursuant to the regulations of the Co-Determination Act, was not convened in 2001.

At its meeting on January 31, 2001, the Supervisory Board discussed the development of the bank's business in 2000 as well as the business plans for 2001. The Board of Managing Directors reported on the new organizational structure providing for an alignment of the bank into the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI). Furthermore, the Supervisory Board resolved to extend the appointments to the Board of Managing Directors of Dr. Josef Ackermann and Carl L. von Boehm-Bezing.

At its meeting on March 28, the Annual Financial Statements of Deutsche Bank AG for 2000 were approved and thus established. The Consolidated Financial Statements and Management Report were also approved. The same applied to the Report of the Supervisory Board. The agenda for the General Meeting in 2001 was approved. Furthermore, the Supervisory Board gave its approval to the Corporate Governance Principles of the bank. The Group's risk situation was presented. The Supervisory Board resolved to comply with Carl L. von Boehm-Bezing's wish to allow his appointment to expire early with effect from the General Meeting in 2001. Jürgen-Hinrich Fitschen was appointed full member of the Board of Managing Directors of the bank with immediate effect for a period of five years until March 27, 2006.

On July 31, the Supervisory Board was informed of the development of business in the first half of 2001 and of the structure and work in Controlling. A resolution was taken to rename the "Bilanzausschuss" as "Prüfungsausschuss" (Audit Committee).

At its last meeting of the year on October 31, reports were given on the development of the Group's business in the first nine months of the year and on the planned activities in the Group Division PCAM. Furthermore, the merger of Eurohypo AG with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG were discussed extensively, along with the acquisition of Scudder Investments and the sale of Deutscher Herold Group and Deutsche Bank Offshore Group. The corresponding resolutions of the Supervisory Board were subsequently taken in writing. A new version of the Terms of Reference for the Supervisory Board was resolved. Approval was given to issue option rights to shares of the bank to active staff of Deutsche Bank Group (Global Share 2001).

All of the members of the Supervisory Board participated in more than half of the Supervisory Board meetings taking place during the period of their membership for the year 2001.

Representatives of the bank's auditor attended the Financial Statements Meetings of the Supervisory Board, the Audit Committee and the Credit and Market Risk Committee and commented on questions raised. The Audit Committee convinced itself of the independence of the auditor.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements for 2001 and the Management Report as well as the Consolidated Financial Statements and the Notes, and issued an unqualified opinion. The relevant reports of the auditor were given to the Supervisory Board for inspection. The Supervisory Board agrees with the results of this audit.

The Annual Financial Statements, prepared by the Board of Managing Directors, have been approved by the Supervisory Board today and are thus established. The Supervisory Board agrees with the proposed appropriation of profits.

All of the members of the Supervisory Board have undertaken to voluntarily comply with the Corporate Governance Principles of the bank issued during the preceding year to avoid conflicts of interest. The members of the Supervisory Board took note of the Report on Corporate Governance submitted by the Board of Managing Directors.

With effect from June 30, 2001, Dr. Klaus Liesen and Dr. Hermann Scholl resigned from the Supervisory Board to avoid possible conflicts of interest due to their concurrent mandates on the Supervisory Board of Allianz AG following its takeover of Dresdner Bank AG. The court appointed Tilman Todenhöfer, Deputy Chairman of the Board of Management of Robert Bosch GmbH, with effect from July 16, 2001, and Sir Peter Job, former Chief Executive Officer of Reuters Group, with effect from October 2, 2001, as successors. Gerhard Renner resigned from the Supervisory Board with effect from the General Meeting in 2001. The District Court of Frankfurt am Main appointed Gerald Herrmann, Federal Executive Secretary of Unified Services Union, as his successor with effect from June 8, 2001. Heinz Brülls resigned his mandate with effect from December 31, 2001. As his successor, Peter Kazmierczak, his substitute member, was appointed to the Supervisory Board with effect from January 1, 2002.

The Supervisory Board is indebted to Dr. Liesen, Dr. Scholl, Mr. Renner and Mr. Brülls for their loyal support and commitment.

The Supervisory Board would like to thank the Board of Managing Directors and the bank's employees for their great personal dedication.

Frankfurt am Main, March 22, 2002
The Supervisory Board

Hilmar Kopper, Chairman

Supervisory Board

Supervisory Board

Hilmar Kopper
Chairman,
Frankfurt am Main

Heidrun Förster*
Deputy Chairperson
Deutsche Bank 24 AG, Berlin

Dr. rer. oec. Karl-Hermann Baumann
Chairman of the Supervisory Board
of Siemens Aktiengesellschaft, Munich

Heinz Brülls*
Deutsche Bank AG, Aachen,
until December 31, 2001

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank 24 AG,
Frankfurt am Main

Gerald Herrmann*
Federal Executive Secretary
of Unified Services Union, Berlin,
from June 8, 2001

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Sir Peter Job
London, from October 2, 2001

Prof. Dr. Henning Kagermann
Co-Chairman and CEO
of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
Deutsche Bank AG, Essen,
from January 1, 2002

Adolf Kracht
Consultant, Munich

**Professor Dr.-Ing. E. h.
Berthold Leibinger**
Chairman of the Board of Management
of TRUMPF GmbH + Co. KG, Ditzingen

Dr. Klaus Liesen
Chairman of the Supervisory Board
of Ruhrgas AG, Essen, until June 30, 2001

Margret Mönig-Raane*
Vice President of
Unified Services Union, Berlin

Dr. Michael Otto
Chairman of the Board of Management
of Otto-Versand (GmbH & Co.), Hamburg

Gerhard Renner*
Member of the Board of DAW AG,
Managing Director of the Asset
Management of DAG GmbH, Hamburg,
until May 17, 2001

Dr. Hermann Scholl
Chairman of the Board of Management
of Robert Bosch GmbH, Stuttgart,
until June 30, 2001

Klaus Schwedler*
GTG Gesellschaft für Technisches
Gebäudemanagement mbH, Eschborn

Tilman Todenhöfer
Deputy Chairman of the Board of
Management of Robert Bosch GmbH,
Stuttgart, from July 16, 2001

**Michael Freiherr Truchseß
von Wetzhausen***
Deutsche Bank AG, Frankfurt am Main

Lothar Wacker*
Deutsche Bank AG, Cologne

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory Board
and the Shareholders' Committee
of Henkel KGaA, Düsseldorf

Committees

Chairman's Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. Ulrich Cartellieri
Lothar Wacker*

Mediation Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. Ulrich Cartellieri
Ulrich Kaufmann*, from July 31, 2001
Gerhard Renner*, until May 17, 2001

Audit Committee
Hilmar Kopper
– Chairman
Heidrun Förster*
– Deputy Chairperson
Dr. rer. oec. Karl-Hermann Baumann
Heinz Brülls*, until December 31, 2001
Dr. Ulrich Cartellieri
Sabine Horn*, from January 30, 2002
Michael Freiherr Truchseß
von Wetzhausen*

**Credit and Market
Risk Committee**
Hilmar Kopper
– Chairman
Dr. rer. oec. Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Dr. Klaus Liesen, until June 30, 2001
Sir Peter Job, from January 30, 2002
– Substitute Member
Adolf Kracht
– Substitute Member

* elected by the staff

Advisory Board

Advisory Board

Dr. Mark Wössner
Chairman
Munich

Dipl.-Volkswirt Dr. h. c. Tyll Necker
Deputy Chairman
President of Hako-Werke GmbH & Co., Bad Oldesloe
† March 28, 2001

Ulrich Hartmann
Deputy Chairman
from November 1, 2001,
Chairman of the Board of Managing Directors
of E.ON AG, Düsseldorf

Carl L. von Boehm-Bezing
Frankfurt am Main, from May 28, 2001

Sir John Craven
London
until March 12, 2002

Dr. jur. Walter Deuss
KarstadtQuelle AG, Essen

Michael Dobson
Frankfurt am Main

Dr. Karl-Gerhard Eick
Member of the Executive Board
of Deutsche Telekom AG, Bonn

Dr. Michael Endres
Frankfurt am Main

Dr. Karl-Ludwig Kley
Member of the Executive Board
of Deutsche Lufthansa AG, Cologne

Max Dietrich Kley
Member of the Board
of Executive Directors
of BASF Aktiengesellschaft,
Ludwigshafen

Dr. Jürgen Krumnow
Frankfurt am Main

Georg Krupp
Frankfurt am Main

Francis Mer
Président Directeur Général
UNISOR, Paris

Heinz-Joachim Neubürger
Member of the Management Board
of Siemens Aktiengesellschaft,
Munich, until May 11, 2001

August Oetker
General Partner
of Dr. August Oetker, Bielefeld

Eckhard Pfeiffer
Houston

Dr. techn. h. c. Dipl.-Ing. ETH Ferdinand Piëch
Chairman of the Board of Management
of Volkswagen AG, Wolfsburg

Dr. rer. pol. Michael Rogowski
Chairman of the Supervisory Board
of J. M. Voith AG, Heidenheim
from June 1, 2001

Dr. rer. pol. Dipl.-Kfm. Gerhard Rüschen
Bad Soden am Taunus

Dr. Ronaldo H. Schmitz
Frankfurt am Main

Jürgen E. Schrempp
Chairman of the Board of Management
of DaimlerChrysler AG, Stuttgart

Dipl.-Ing. Hans Peter Stihl
Chairman of the Board and
Chief Executive Officer
of Andreas Stihl, Waiblingen

Dr. Frank Trömel
Deputy Chairman of the
Supervisory Board
of DELTON Aktiengesellschaft
für Beteiligungen,
Bad Homburg vor der Höhe

Marcus Wallenberg
Executive Vice President
INVESTOR AB, Stockholm

Dr. Ulrich Weiss
Frankfurt am Main

Werner Wenning
Member of the Board of Management
of Bayer AG, Leverkusen

Dr. Jürgen Zech
Gerling Group, Cologne

Board of Managing Directors

Board of Managing Directors

Josef Ackermann

Carl L. von Boehm-Bezing
(until May 17, 2001)

Clemens Börsig

Rolf-E. Breuer
(Spokesman)

Thomas R. Fischer
(until January 30, 2002)

Jürgen Fitschen
(from March 28, 2001 until January 30, 2002)

Tessen von Heydebreck

Hermann-Josef Lamberti

Michael Philipp
(until January 30, 2002)

Group Five-Year Record Figures according to U.S. GAAP

in € m.					
Balance Sheet	**2001**	**2000**	**1999**	**1998**[1]	**1997**[1]
Total Assets	918,222	928,994	875,789	652,269	543,448
Loans, net	259,838	274,660	254,173	218,160	199,019
Deposits	374,089	350,552	331,872	260,460	227,816
Long-term debt	166,908	154,484	131,964	92,785	80,859
Common shares	1,591	1,578	1,573	1,363	1,359
Total shareholders' equity	40,193	43,683	32,351	27,215	22,701
BIS core capital[2]	24,803	23,504	17,338	15,979	12,177
BIS total capital[2]	37,058	39,343	35,172	29,343	24,692
Income Statement	**2001**	**2000**	**1999**	**1998**[1]	**1997**[1]
Net interest revenues	8,620	7,028	7,994	6,235	6,440
Provision for loan losses	1,024	478	725	908	856
Commissions and fee income	10,727	11,693	7,967	5,514	4,807
Trading revenues, net	6,031	7,625	2,127	262	1,438
Other noninterest revenues	4,243	8,133	6,944	5,192	5,159
Total net revenues	**28,597**	**34,001**	**24,307**	**16,295**	**16,988**
Compensation and benefits	13,360	13,526	9,655	6,557	9,648
Goodwill amortization	951	771	486	189	191
Restructuring activities	294	125	459	289	–
Other noninterest expenses	12,189	12,710	11,356	8,735	4,473
Total noninterest expenses	**26,794**	**27,132**	**21,956**	**15,770**	**14,312**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**1,803**	**6,869**	**2,351**	**525**	**2,676**
Income tax expense	434	2,643	1,689	240	1,474
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	995	(9,287)	(951)	–	–
Cumulative effect of accounting changes, net of tax	(207)	–	–	–	–
Net income	**167**	**13,513**	**1,613**	**285**	**1,202**
Key Figures	**2001**	**2000**	**1999**	**1998**	**1997**
Basic earnings per share	€ 0.27	€ 22.00	€ 2.76	€ 0.54	€ 2.33
Diluted earnings per share	€ 0.27	€ 21.72	€ 2.74	€ 0.54	€ 2.33
Dividends paid per share	€ 1.30	€ 1.15	€ 1.12	€ 0.92	€ 0.92
Return on average total shareholders' equity (RoE)	0.40%	39.16%	5.51%	1.34%	–
Return on adjusted average total shareholders' equity[3]	0.53%	52.80%	7.98%	2.32%	–
Cost/income ratio	90.5%	78.7%	87.7%	91.7%	80.2%
Price/earnings ratio	294.07	4.12	30.56	90.31	–
BIS core capital ratio (Tier I)[2]	8.1%	7.8%	5.9%	6.3%	5.2%
BIS capital ratio (Tier I + II + III)[2]	12.1%	13.1%	12.0%	11.5%	10.6%
Employees	94,782	98,311	93,232	75,306	76,141

[1] Amounts in this column are unaudited. We have restated in euro the amounts we originally reported in Deutsche Mark, using the fixed conversion rate of DM 1.95583 per euro.
[2] For 2001 and 2000 on the basis of U.S. GAAP, for 1999, and 1998 on the basis of IAS, for 1997 on the basis of the German Commercial Code.
[3] We calculate an adjusted measure of our Return on Equity (RoE) to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Active Equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal item for which we adjust our ratio is the aggregate unrealized gains and losses (including tax effect) in our large portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in "Active Equity" from the time those shareholdings are sold and the related gains are employed by our businesses.

Glossary

Agency debt
Debt issued by U.S. government-backed mortgage corporations such as Freddie Mac and Fannie Mae.

Alternative assets
Direct investments in private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and hedge funds.

Arbitrage
The simultaneous buying and selling of the same security in different markets, intended to achieve profits with little to no risk.

Asset backed securities
Particular type of securitization of payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets (→ Securitization).

Asset financing
A type of finance for selected assets in the corporate and consumer sector.

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Daily profits and losses are compared with the estimates we had forecast using the value-at-risk model.

Balanced scorecard
Tool for transforming strategic management goals into qualitative and quantitative targets. The combination of financial and non-financial figures allows a balanced performance measurement at various management levels.

Banking book
All risk positions that are not entered in the → Trading book.

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Ratio used by international banks to cover their default risk (risk-weighted assets including off-balance-sheet transactions) and → Market risk with regulatory capital (core capital, supplementary capital and Tier III capital; → Capital and reserves according to BIS). There is a minimum ratio of 8 % for Tier I, Tier II and Tier III capital to risk-weighted assets and the market risk positions multiplied by a factor of 12.5. A minimum of 4 % is prescribed for the ratio of core capital to risk-weighted assets.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Business angels
Wealthy private individuals who contribute their entrepreneurial experience, business or technical know-how, their networks of professional contacts and capital to help get young technology companies started. The advantage for the business angel lies in the alternative form of investing capital: while a direct investment in new technology-oriented companies entails high risks it also holds a high return potential.

B2B *(business to business)*
Term used to describe the settlement of → E-business between companies, i.e. between suppliers, manufacturers and commercial firms. B2B therefore relates to the entire value-added chain.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital allocation
Allocation of available capital to the business areas of a company.

Capital and reserves according to BIS
Regulatory capital and reserves according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks. They consist of core capital (primarily share capital, reserves and hybrid capital components), supplementary capital (primarily participatory capital, long-term subordinated liabilities, unrealized gains on listed securties and general allowance for loan

losses) and Tier III capital (mainly short-term, subordinated debt and excess Tier II capital).

Cash flow statement
Calculation and presentation of the cash flow a company has generated or consumed during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Cash management covers the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial activities.

Commitment
Ability to identify with one's company, its goals and values, the willingness to work hard and the inclination to stay with the company.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It primarily consists of net income and → Other comprehensive income.

Confidence level
The probability of a potential loss arising within the interval stated by the → Value-at-risk.

Corporate finance
General term for capital market-related, innovative financing services that meet special consulting requirements in corporate customer business.

Corporate Trust and Agency Services
Services to safeguard the smooth administration of equity and fixed-income financings, sometimes known as post-IPO services.

Cost/income ratio
In general: a ratio for assessing a company's cost effectiveness which expresses operating expenses in relation to operating income.
Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Country risk
Risk that counterparties are no longer able to fulfil their payments obligations as a result of government measures (such as currency transfer restrictions) or country-specific economic factors (such as currency devaluations.)

Credit derivative
Instruments with which → Credit risks connected with loans, bonds or other risk-weighted assets or market risk positions are transferred to collateral providing parties. This does not alter or re-establish the underlying credit relationship of the original risk takers (parties selling the credit risks).

Credit product
Primarily specialized lending such as structured products and forms of finance for corporate acquisitions (→ Leveraged finance).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, country risk and settlement risk.

Credit trading
Trading in loan or credit-related products.

Custody
Custody and administration of securities as well as additional services in the field of securities.

Derivative
Product whose value derives largely from the price, price fluctuations or price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Direct brokerage
Securities trading (broking) by online media such as the → Internet or by telephone. Direct brokerage clients decide themselves what securities they trade and when they trade them. In doing so, they do not receive any personal advice from the bank.

Earnings per share
Key figure determined according to → U.S. GAAP which expresses a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could raise the number of shares.

E-business/e-commerce
The aggregate total of all electronic data exchanged in connection with commercial activities: information flows and transactions with products or services. E-commerce covers relations between companies, companies and authorities and companies and private individuals. E-commerce uses various forms of data transmission (telephone, television, data networks → Internet).

Eco-audit
An official certificate documenting that a company's environmental management system complies with EU regulations. It is awarded after the company's environmental management has been audited by an official environmental expert.

Economic capital
Capital designated to cover unexpected losses suffered as a result of → Credit risk, → Market risk or → Operational risks and → Business risks. It must therefore be clearly distinguished from reported capital and reserves. Required economic capital corresponds to the estimated loss that, based on a certain probability (→ Confidence level), will not be exceeded in any given year. The aggregate economic capital figure for the overall bank states how much equity capital the bank needs to hold to be able to meet its obligations even in case of extreme losses.

Electronic banking
The transaction of banking business via electronic networks such as the → Internet or by data carrier exchange.

Emerging markets
Up-and-coming markets in developing nations, mainly in the financial sector.

Equity capital markets
Primarily, activities connected with the IPO of a company or the placement of new shares. This also covers the privatization of state-owned companies.

Equity method
Valuation method for holdings in companies whose business policy can be significantly influenced (associated companies). Under the equity method the pro rata share of the company's net income/loss is reflected in the book value of the holding. For distributions the value is reduced by the pro rata amount.

Euro medium-term notes (MTNs)
Medium-term notes are flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Event risk scenario
Event risk scenarios describe important events, e.g. large movements in interest rate or exchange rates.

Exposure
Amount of money the bank stands to lose in case of losses suffered as a result of a risk taken on, for instance in case of payment default on the part of a borrower or contracting partner.

Fair value
Amount at which assets or liabilities would be traded fairly between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Finance Center
On the basis of a relationship banking approach, personal and small business customers can obtain advice on questions of company pension schemes, company start-ups or property finance.

Fund of funds
In Germany: a securities fund that invests in other funds. Investments can be made in any fund registered for public distribution in Germany. For reasons of risk diversification, funds of funds may not invest more than 20 % of their assets in any one target fund. For customers, funds of funds combine a risk-adjusted → Portfolio with professional fund picking.
International: a mutual fund that invests in other mutual funds. These can be securities funds, real estate funds, → *Hedge funds or private equity funds.*

Fund services
A number of services performed on behalf of third party fund managers, ranging from valuations, share registration, custodian bank services to accounting and risk management services.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange market is to be bought or sold at an agreed price at a certain future date. Cash settlement is often stipulated for such contracts (e.g. those on equity indices) to meet the obligation (instead of physical delivery or purchase of securities).

General business risk
Risk arising from changes in general business conditions, such as our market environment, client behavior and technological progress. These can affect our earings if we are unable to adjust quickly to changing conditions.

Global-E activities
For Deutsche Bank, Global-E means all of its electronic business activities. Global-E is a synonym for Deutsche Bank's Internet strategy. Features of Global-E include several major products in → E-commerce.

Goodwill
The amount the buyer of a company pays in expectation of future earnings, over and above the → Fair value of the individual identifiable assets and liabilities.

Growth financing
Growth investing in private equity consists of investing in privately held companies that are raising financing in order to fund growth initiatives within the business.

Hedge accounting
Balance sheet reporting of hedging relationships (creation of valuation units) which are subject to certain preconditions.

Hedge funds
A fund generally invested in by institutions and wealthy individuals. Hedge funds can employ strategies often unavailable to mutual funds. Examples include short selling, leveraging, → Arbitrage and → Derivatives. Because there is a legal restriction of no more than 100 investor in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

Hybrid capital instruments
Capital instruments characterized by profit-related payments that are not accumulated in case of loss. Under banking regulations they are part of core capital. They are shown as subordinated capital on the balance sheet.

IAS (International Accounting Standards)
Accounting standards developed by international associations of accountants, preparers of financial statements and financial experts; these standards ensure comparability of accounting and disclosure not just within the European Union but worldwide. The main objective of such reporting is to present information needed for decision-making by a broad group of parties interested in financial statements, especially investors. The body of rules contains general reporting principles and, at present, roughly forty standards.

Internet
The world's biggest computer network that consists of numerous interlinked networks and individual resources. The Internet's main services include electronic post (e-mail), the world wide web (www), search engines, file transfer (FTP) and discussion forums (Usenet/newsgroups).

Internet portal
A gateway on the → Internet designed as a navigation aid for users through the World Wide Web. Data is compiled and processed to present web contents in a clearly structured manner.

Intranet
An in-house electronic network that uses Internet technologies and is located in the → Internet. It offers features such as information services, job offers and e-mail facilities for staff. Usually a firewall will be installed between the → Internet and the Intranet which protects the internal network from damage and unauthorized access from the → Internet but allows full access to the latter.

Investment banking
Generic term for capital market-oriented business. This primarily includes the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory functions, structured financing and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is made available on major corporate events, financial results, business strategy and the capital market's expectations of management. One of the main objectives of investor relations is to ensure that a company's equity is correctly valued by the market.

Investor Services
Offers investment services, performance measurement, portfolio advisory services, trust and portfolio administration, securities lending and structured investment management.

Leveraged finance
Financing a company purchase, usually transacted with the help of outside capital investors and, as a rule, involving the management. Typical is a very high leverage on the financing of the purchase price, that is serviced solely on the basis of the future cash flow of the take-over target and collateralized with the company's assets.

Liquidity risk
Risk to our earnings and capital arising from our potential inability to meet payment obligations when they are due without incurring unacceptable losses.

Mark to market
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading profit).

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mergers & acquisitions (M&A)
Company amalgamations and takeovers.

Mezzanine
Mezzanine investments primarily consist of investments in debt securities with an equity component. The debt securities typically rank junior to the issuer's bank debt but senior to other debt securities, preferred stock and common equity. The equity component is usually in the form of warrants.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates profit or loss for a transaction by analyzing a large number of different market scenarios (10,000 for instance).

Netting agreement
An arrangement reached between two parties that under certain circumstances – insolvency, for instance – mutual claims from outstanding business can be offset against each other. The inclusion of a

legally binding netting agreement reduces the default risk from a gross to a net amount.

Online banking
The transaction of banking business via electronic networks (→ Internet).

Operational risk
Potential for incurring losses in relation to staff, technology, projects, assets, customer relationships, other third parties or regulators, such as through unmanageable events, business disruption, inadequately defined or failed processes or control/system failure.

Option
Right to purchase (call option) or sell (put option) a particular asset (e.g. security or foreign exchange) from a counterparty (seller) at a predetermined price at or before a specific future date.

OTC derivative
Non-standardized financial instrument (→ Derivative) not traded on a stock exchange but directly between market participants (over the counter).

Other comprehensive income
Primarily includes such items as unrealized gains and losses on foreign currency translation and on securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Personal and online investment centers
Deutsche Bank 24's personal investment center offers customers investment facilities with advice at the bank's branches. maxblue, Deutsche Bank's online investment center, enables clients to trade securities over the → Internet. Taken together, these offerings provide customers with an optimum level of service in securities and investments.

Personal Banking
In general: business with private individuals, self-employed people and small businesses.
Here: branch business including complementary distribution channels such as self-service, online banking and cards. Personal Banking does not include → Private Banking.

Portfolio
In general: all or a selection of assets held, belonging to one or more category (e.g. securities, loans, equity participations or real estate). Portfolios are formed primarily to diversify risk.
Securities: similar deals, in particular securities and/or → Derivatives, grouped together according to price risk criteria.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve continual review of the portfolio with purchases and sales, as agreed with the client.

Private Banking
Business with high-net-worth and capital-accumulating clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buy-out funds.

Projected unit credit method
An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
1) External: Standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
2) Internal: Detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in the name of a certain person. As required under joint

stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship banking/management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a relationship management approach in national and international corporate client business.

Repo
An agreement to repurchase securities sold (genuine repurchase agreement where the asset is still the property of the seller). From the buyer's viewpoint, the transaction is a reverse repo.

Return on adjusted average total shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our ratio is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in the Active Equity position from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on equity (RoE).

Return on equity (RoE)
In general: ratio showing the income situation of a company or bank, relating profit (net income) to capital employed.
Here: net income as a percentage of average capital employed over the year → Return on adjusted average total shareholders' equity.

Risk management services
Services to identify and quantify a company's risks that are dependent on each other, and to derive effective strategies of risk diversification.

Risk position according to BIS
The risk position according to BIS is made up of risk-weighted assets, comprising above all the counterparty risks of the → Investment book and the → Trading book, and the risk-weighted amounts of the market risk position (interest, foreign exchange, equity and commodity price risks). The bank's risk position must be computed in accordance with regulatory requirements and backed by equity.

Securities available for sale
Securities which are not held for trading purposes and not held to maturity (debt securities) and are carried at fair value. Changes in the fair value are generally reported in accumulated other comprehensive income within stockholders' equity. If there are other than temporary declines in fair value below the amortized costs the difference between the two is recognized in expenses. Realized gains and losses are also reflected in the Income Statement of the Group.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on steadily increasing a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Start-up investment
Capital participation in an early phase of company development.

Structured products
Financial products comprised of elementary investment instruments from the interest, stock, foreign exchange or commodities areas.

Sustainability
Sustainability stands for the interplay of the economy, ecology and social responsibility with the objective of sus-

tainably advancing the basis of human life while preparing it for the future.

Swaps

In general: exchanging one payment flow for another.
Interest rate swap: exchanging interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book

A banking regulatory term for positions in financial instruments, shares and tradable claims held by a bank and which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Investment book.

Trading profit

Balance of income and expenses from proprietary trading in securities, financial instruments (especially → Derivatives), foreign exchange or precious metals valued at market prices (→ Mark to market). This item also includes the proportion of interest accruing, dividends and funding components allocated to trading activities, plus commissions from proprietary trading.

Trust banking

Generic term for all types of securities transactions. It mainly comprises financial analyses, investment advice for clients, portfolio management and securities custody and settlement.

U.S. GAAP (United States Generally Accepted Accounting Principles)

U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IAS the main objective is to provide information needed for decision-making in connection with financial statements, especially for investors.

Value-at-risk

Value-at-risk measures, for a given portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a defined → Confidence level.

Xavex HedgeSelect Certificate

Share (certificate) in a → Portfolio of → Hedge funds combined to spread risk.

Impressum/Publications

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
D-60262 Frankfurt am Main
Telephone: +49 69 910-00
e-mail: deutsche.bank@db.com

Investor Relations:
+49 69 910-38080
e-mail: db.ir@db.com

Annual Report on the Internet:
www.deutsche-bank.com/01

Photos

Group Executive Committee
page 8:
Frank Bauer, London (1)
Wolfgang von Brauchitsch, Bonn (1)
Andreas Pohlmann, Munich (3)
Gary Spector, New York (1)
page 9:
Harry Borden, London (1)
Andreas Pohlmann, Munich (3)
Gary Spector, New York (1)
Andreas Teichmann, Essen (1)

Portraits of Deutsche Bank shareholders
pages 18, 22, 28, 34, 40, 44, 48 and 51:
Florian Jaenicke, Hamburg

Supervisory Board
page 57
Andreas Pohlmann, Munich

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks refer-enced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of September 20, 2001 on pages 9 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

We shall be happy to send you any of the following publications relating to the financial statements:

Results 2001 – Annual Report of Deutsche Bank Group (U.S. GAAP)
(German, English and French; Spanish – as Summary)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG for 2001
(German, English, French)

List of mandates 2001
(German/English)

List of shareholdings 2001
(German/English)

List of Advisory Council members 2001
(German)

Corporate Governance Principles
(German, English)

Corporate Governance Report 2001
(German, English)

How to order:

- by e-mail to results@db.com
- on the internet at www.deutsche-bank.com/01
- by fax to +49 69 95 00 95 29
- by phone to +49 69 95 00 95 30
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  D-60262 Frankfurt am Main
  Germany

Financial Calendar for 2002

April 29, 2002	Interim Report as at March 31, 2002
May 22, 2002	*General Meeting in the Festhalle, Frankfurt am Main (Exhibition Centre)*
May 23, 2002	Dividend payment
August 1, 2002	Interim Report as at June 30, 2002

Deutsche Bank

003 83304 07 · 3/02

Deutsche Bank

Aktiengesellschaft

(Incorporated in the Federal Republic of Germany with limited liability)

Frankfurt am Main

We take pleasure in inviting our shareholders to the Ordinary General Meeting convened for Wednesday, May 22, 2002, 10 a.m. in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, D-60327 Frankfurt am Main.

Agenda:

1. Presentation of the established Annual Financial Statements and the Management Report for the 2001 financial year, with the Report of the Supervisory Board, presentation of the Consolidated Financial Statements and the Group management report (according to U.S. GAAP) for the 2001 financial year
2. Appropriation of distributable profit
3. Ratification of the acts of management of the Board of Managing Directors for the 2001 financial year
4. Ratification of the acts of management of the Supervisory Board for the 2001 financial year
5. Election of the auditor for the 2002 financial year
6. Authorization to acquire own shares for trading purposes (§ 71 (1) No. 7 Joint Stock Corporation Act)
7. Authorization to acquire own shares pursuant to § 71 (1) No. 8 Joint Stock Corporation Act
8. Approval of a profit and loss transfer agreement between Deutsche Bank AG and Deutsche Grundbesitz Management GmbH, Eschborn
9. Resolution on amendments to the Articles of Association to achieve greater flexibility in the terms of office of members of the Supervisory Board and to amend the catalogue of transactions requiring approval
10. Election to the Supervisory Board
11. Creation of new authorized capital (with the possibility of a capital increase pursuant to § 186 (3) sentence 4 Joint Stock Corporation Act) and amendment to the Articles of Association
12. Authorization to grant subscription rights to members of the Board of Managing Directors and executives of Deutsche Bank AG as well as to members of the managements and executives of related companies, creation of new conditional capital and corresponding amendment to the Articles of Association

Pursuant to § 17 of the Articles of Association, shareholders who are recorded in the Shareholder Register and notify their intentions by no later than May 16, 2002 either electronically – via the Internet site mentioned in the letter to registered shareholders – in writing or by telex to the following address, or another address specified by Deutsche Bank AG in connection with the notice of the General Meeting, are entitled to participate in the General Meeting and to exercise their voting rights:

Deutsche Bank AG
Aktionärsservice
Postfach 94 00 03
D-69940 Mannheim

Shareholders registered in the Shareholder Register may have their voting rights exercised by a representative with a written power of attorney, e.g. a bank or an association of shareholders. In this case, proxies must be registered in good time. A written power of attorney may also be evidenced by telefax. Deutsche Bank AG reserves the right to request presentation of the original document in individual cases.

Deutsche Bank AG also offers its shareholders the possibility of being represented by employees of the company as their proxies at the General Meeting. In this case, proxy authorizations and instructions can be issued either in writing or through the Internet. Corresponding details are included in the documents sent to shareholders.

Admission tickets and voting cards will be issued to shareholders and authorized proxies.

Frankfurt am Main, March 2002

Deutsche Bank AG

The Board of Managing Directors

File No. 82-334

Counterproposals for the General Meeting

With respect to our ordinary General Meeting taking place on Wednesday, May 22, 2002, in Frankfurt am Main, Mr. Eduard Bernhard, Kleinostheim; the Dachverband der Kritischen Aktionärinnen und Aktionäre e.V., Cologne; and Dr. Heino Drieling, Munich, have announced that they will make the following counterproposals:

1. Concerning **Item 3**, all three parties specified above have announced that they will propose that ratification of the acts of management of the Board of Managing Directors be refused.

Reasons:

Mr. Bernhard:
"due to
a) lack of information (dispatch of business documents for 2001 as well as information on which agents of Deutsche Bank were active for how long and in what positions on the Supervisory Board of Ph. Holzmann AG, Frankfurt) that, despite fax request, was refused;
b) lack of information
  – about possible donations to political parties, i.e. if so, amount and which parties.
  – possible claims of forced laborers, possible total amount and any amounts already paid.
  – extent and type of possible financial transactions in the armaments sector, as well as in 3rd world countries with environmentally hazardous / environmentally damaging projects, such as huge dams.
c) intention to appoint KPMG again as auditor for 2001 despite numerous cases of failure!"

Dachverband:
"Despite net income of almost one and a half billion euro, the Board of Managing Directors wants to eliminate an additional 8,400 jobs. This is a sociopolitical scandal!
Refusing employment protection and employee training collective agreements makes a mockery of the social obligation entailed by property, from which the Federal Government has relieved Deutsche Bank and other large companies anyway with the corporate tax reform.
The Board of Managing Directors also lacks awareness of ecological responsibility. Recently it received a resounding slap in the face from the Supreme Court of Greece. The Court ruled that a gold-mining project that the Board of Managing Directors wanted to finance was "unlawful and unconstitutional" due to its extreme environmental hazards.
For years, the Board of Managing Directors ignored the warnings against the project published at www.kritischeaktionaere.de."

Dr. Drieling:
"In an unprecedented manner, Dr. Breuer reduced the creditworthiness of the long-standing credit customer Leo Kirch, violated banking secrecy and did much damage, possibly because Hilmar Kopper is to represent Murdoch's interests. Internal critics such as Dr. Fischer had to leave Deutsche Bank's Board of Managing Directors. Deutsche Bank's class and style have deteriorated catastrophically since Mr. Kopper seized power."

2. Concerning **Item 4**, all three parties specified above have announced that they want to propose that ratification of the acts of management of the Supervisory Board be refused.

Reasons:

Mr. Bernhard:
" – due to a lack of control of the activities of the Board of Managing Directors, e.g. relating to the Metallgesellschaft, Frankfurt, and Ph. Holzmann AG scandals
  – for tolerating the Board of Managing Directors' proposal of KPMG as auditor again for 2001 although this

company failed repeatedly and seriously i.e. in the Metallgesellschaft, Ph. Holzmann scandals and, above all, at FlowTex."

Dachverband:
"The capital majority in the Supervisory Board covers up the environmentally-damaging lending practices of the Board of Managing Directors, as the following example shows:
Scientific studies have demonstrated that the rain forests on the Indonesian island of Sumatra will have disappeared almost completely in five years. The main reason is the explosive growth of the paper and palm oil industry, often operating criminally.
Deutsche Bank shares responsibility for this development through its support with loans running into the millions to the firm "Asian Pulp and Paper" (APP) for the felling of trees in the unique rain forests of Sumatra. According to research carried out by the environmental protection organization "Rettet den Regenwald" (Save the Rain Forest) (www.regenwald.org), APP is responsible for severe environmental damage and for the destruction of indigenous living space on Sumatra."

Dr. Drieling:
"The events at Kirch, Holzmann and previously at DaimlerChrysler, Metallgesellschaft, Bankers Trust, etc., make it more than clear that the Supervisory Board has never fulfilled its obligations in a qualified manner. Because such a degree of negligence can hardly be imputed, the Supervisory Board should, in its own interests, propose a special investigation, possibly with the involvement of the public prosecutor's office."

3. Concerning **Item 5**, **Mr. Bernhard** wants to propose that the election of KPMG be refused.

Reason:
"KPMG is refused as auditor because of various cases of failure, i.e. 3 in Germany (Metallgesellschaft, Ph. Holzmann and Flow-Tex) and, as alternatives, e.g. Ernst & Young, Price-Waterhouse or McKinsey are proposed."

4. Concerning **Item 10**, the **Dachverband** der Kritischen Aktionärinnen und Aktionäre has announced that it will propose rejecting the election of only male capital representatives to the Supervisory Board.

Reason:
"There is still discrimination against women in professional life and they are clearly underrepresented in management positions. A Supervisory Board where the side representing capital is made up of men only is an insult to every female shareholder and to every dedicated woman working for Deutsche Bank.
At the General Meeting in 1997, eight per cent of shareholders already voted for a quota of women on the Supervisory Board. The bank's employees elected women for one-third of their Supervisory Board mandates. Board of Managing Directors and Supervisory Board have a duty to find qualified female candidates of their trust and to propose them to the General Meeting for election to the Supervisory Board."

Management's reply:
The criticisms made in the counterproposals have to a very large extent already been dealt with in detail at several previous General Meetings. In particular, we have repeatedly pointed out that for many years loans extended have been checked for their compatibility with the principles of the environmental policy of Deutsche Bank and the "UNEP Statement on the Environment and Sustainable Development". These are, of course, always prognostic decisions involving uncertainties. Should there have been delays in the dispatch of information material, we regret this very much, but see no reason either in this or in the other arguments raised to diverge from management's proposals.

Frankfurt am Main, April 2002

Deutsche Bank Aktiengesellschaft
The Board of Managing Directors

Deutsche Bank

100 % chlorine-free paper

003 83304 56 · 4/2002

File No.82-334

Agenda

General Meeting May 22, 2002

2002
General Meeting

Deutsche Bank

Ladies and Gentlemen,

We take pleasure in inviting our shareholders to the **Ordinary General Meeting** convened for **Wednesday, May 22, 2002, 10 a.m.** in the Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, D-60327 Frankfurt am Main.

1. Presentation of the established Annual Financial Statements and the Management Report for the 2001 financial year, with the Report of the Supervisory Board, presentation of the Consolidated Financial Statements and the Group management report (according to U.S. GAAP) for the 2001 financial year.

2. Appropriation of distributable profit

The Board of Managing Directors and the Supervisory Board propose that the distributable profit of € 808,038,979.80 be used for payment of a dividend of € 1.30 per no par value share on the 621,568,446 no par value shares.

3. Ratification of the acts of management of the Board of Managing Directors for the 2001 financial year

The Board of Managing Directors and the Supervisory Board propose that the acts of management be ratified.

4. Ratification of the acts of management of the Supervisory Board for the 2001 financial year

The Board of Managing Directors and the Supervisory Board propose that the acts of management be ratified.

5. Election of the auditor for the 2002 financial year

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschafts-prüfungsgesellschaft, Frankfurt am Main, be appointed auditor for the 2002 financial year.

6. Authorization to acquire own shares for trading purposes (§ 71 (1) No. 7 Joint Stock Corporation Act)

The Board of Managing Directors and the Supervisory Board propose the following resolution:

The company is authorized to buy and sell own shares up to and including September 30, 2003 at prices which do not exceed or fall short of the average share price on the respective three preceding stock exchange trading days (closing auction price of the Deutsche Bank share in Xetra trading and/or a comparable successor system replacing the Xetra system on the Frankfurt Stock Exchange) by more than 10 % for the purpose of securities trading. In this context, the shares acquired for this purpose may not, at the end of any day, exceed 5 % of the share capital of Deutsche Bank AG. The existing authorization given by the General Meeting on May 17, 2001, and valid until September 30, 2002, to acquire own shares for trading purposes is cancelled as from the coming into force of the new authorization.

7. Authorization to acquire own shares pursuant to § 71 (1) No. 8 Joint Stock Corporation Act

The Board of Managing Directors and the Supervisory Board propose the following resolution:

The company is authorized to buy its own shares representing up to 10 % of the present share capital up to and including September 30, 2003. Together with the own shares acquired for trading purposes and/or for other reasons, and which are from time to time in the company's possession or are attributable to the company pursuant to §§ 71a ff Joint Stock Corporation Act, the own shares purchased under this authorization may not at any time exceed 10 % of the company's share capital. Purchase may only be effected through the stock exchange or on the basis of a public purchase offer to all shareholders. The countervalue for purchase of the shares through the stock exchange may not exceed or fall short of the average share price (closing auction price of the Deutsche Bank share in Xetra trading and/or a comparable successor system replacing the Xetra system on the Frankfurt Stock Exchange) on the last three stock exchange trading days preceding the obligation to purchase by more than 10 %. In case of a public purchase offer; it may not fall short of by more than 10 % or exceed by more than 15 % the average share price (closing auction price of the Deutsche Bank share in Xetra trading and/or a comparable successor system replacing the Xetra system on the Frankfurt Stock Exchange) on the last three stock exchange trading days preceding the day of publication of the offer. If the volume of shares offered in a public purchase offer exceeds the planned buyback volume, acceptance must be in proportion to the number of shares offered in each case. The preferred acceptance of small quantities of up to 50 of the company's shares offered for sale per shareholder may be foreseen.

The Board of Managing Directors is authorized, with the consent of the Supervisory Board, to dispose of the purchased shares in a way other than through the stock exchange or by offer to all shareholders, provided it does so against contribution in kind and excluding shareholders' pre-emptive rights for the purpose of acquiring enterprises or holdings in enterprises. In addition to this, the Board of Managing Directors is authorized, in case it disposes of purchased own shares by offer to all shareholders, to grant the holders of the warrants, convertible bonds and convertible participatory rights issued by the bank, pre-emptive rights to the extent that they would be entitled to such rights after exercise of the option or conversion rights. Shareholders' pre-emptive rights are excluded in these cases and to this extent. The Board of Managing Directors is also authorized to exclude shareholders' pre-emptive rights insofar as the shares are to be used for the issue of staff shares to employees and pensioners of the company and its related companies or insofar as they are to be used to service option rights on and/or rights or duties to purchase shares of the company granted to employees of the company and its related companies.

The Board of Managing Directors is also authorized to sell the shares to third parties against cash payment, excluding shareholders' pre-emptive rights, provided the purchase price of the shares is not substantially lower than the quoted price of the shares at the time of sale. This authorization may only be utilized if it has been established that the number of shares sold on the basis of this authorization, together with the shares issued from authorized capital, excluding shareholders' pre-emptive rights, pursuant to § 186 (3) sentence 4 Joint Stock Corporation Act, does not exceed 10 % of the company's share capital available at the time of the issue or sale of shares.

Furthermore, the Board of Managing Directors is authorized to call in shares purchased on the basis of this authorization without any further resolution of the General Meeting being required with respect to this calling-in process.

The existing authorization to purchase own shares given by the General Meeting on May 17, 2001, and valid until September 30, 2002, expires when the new authorization comes into force.

---

8. Approval of a profit and loss transfer agreement between Deutsche Bank AG and Deutsche Grundbesitz Management GmbH, Eschborn

Deutsche Bank AG and its wholly owned subsidiary, Deutsche Grundbesitz Management GmbH, domiciled in Eschborn (referred to below as "DGMG"), concluded a profit and loss transfer agreement on December 19, 2001. The essence of the agreement is as follows:

DGMG was established in 1986 under the name of Deutsche Immobilien Anlagegesellschaft mbH and has a capital of DM 14,500,000. The object of the company is the acquisition, development, sale and management of all types of real estate, both for own and third-party account – including leasing management and planning and implementation services for building projects as building owner, developer or construction manager. The object of the company also includes third-party consultancy services in real estate-related matters, the execution of other real estate business, including activities pursuant to § 34 c of the Industrial Code, as well as providing other services, primarily in the field of finance and accounting. DGMG undertakes to transfer its distributable profit for each year to Deutsche Bank AG. In return, Deutsche Bank AG undertakes to offset any net losses incurred by DGMG pursuant to § 302 Joint Stock Corporation Act, provided these losses are not offset by the withdrawal from other retained earnings of amounts allocated to them during the life of the agreement. The transfer of income from the release of the subsidiary's reserves formed prior to the agreement is excluded. The formation of new other retained earnings is admissible if financially justified according to reasonable commercial judgement. The agreement is valid retroactively as of January 1, 2001. The agreement is concluded until December 31, 2005 and shall be extended in unchanged form one year at a time, unless terminated with six months' notice.

Once the General Meeting has been convened, the following will be available for inspection by shareholders at the premises of Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt am Main:

- the profit and loss transfer agreement,
- the Annual Financial Statements and Management Reports of Deutsche Bank AG and of DGMG for the 1999, 2000 and 2001 financial years, and
- the joint report of the Board of Managing Directors of Deutsche Bank AG and the Senior Management of DGMG on the profit and loss transfer agreement.

The aforementioned documents will also be available for inspection at the General Meeting. Every shareholder will receive a free copy of these documents without delay upon request.

The Board of Managing Directors and the Supervisory Board propose that the profit and loss transfer agreement be approved.

---

9. Resolution on amendments to the Articles of Association to achieve greater flexibility in the terms of office of members of the Supervisory Board and to amend the catalogue of transactions requiring approval

The Board of Managing Directors and the Supervisory Board propose the following resolution:

a) To enable the General Meeting to appoint shareholder representatives to the Supervisory Board for staggered terms of office, § 9 (1) of the Articles of Association, which governs the terms of office of Supervisory Board members, is to be supplemented by the following new sentence 4:

"For the election of shareholder representatives, the General Meeting may establish that the terms of office of up to five members may begin or end on differing dates."

b) The section of the Articles of Association governing transactions that currently require the approval of the Supervisory Board – the establishment and closure of branch offices, for instance, are subject to approval – is slightly outdated. It is also to be adapted to altered circumstances in other respects and is to be re-worded as follows:

"§ 13

(1) The approval of the Supervisory Board is required

a) for the granting of general powers of attorney;

b) for the acquisition and disposal of real estate insofar as the object involves more than 1% of the Company's liable capital and reserves pursuant to the German Banking Act;

c) for the granting of credits, including the acquisition of participations in other companies, for which approval of a credit institution's Supervisory Board is required under the German Banking Act;

d) for the acquisition and disposal of other participations, insofar as the object involves more than 2 % of the Company's liable capital and reserves pursuant to the German Banking Act.

The Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than 1 % of the Company's liable capital and reserves.

(2) The approvals under sub-paragraphs 1 b) and d) are also required if the transaction concerned is carried out in a dependent company.

(3) The Supervisory Board may specify further transactions which require its approval."

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10. Election to the Supervisory Board

With effect from June 30, 2001, Dr. Klaus Liesen and Dr. Hermann Scholl resigned from their mandates as members of the Supervisory Board of Deutsche Bank AG; in their place, Mr. Tilman Todenhöfer and Sir Peter Job were appointed Supervisory Board members by resolutions of the District Court of Frankfurt am Main dated July 16, 2001 and October 2, 2001, respectively. With effect from the end of this General Meeting, Mr. Hilmar Kopper resigns from his mandate as member of the Supervisory Board of Deutsche Bank AG. The Supervisory Board now proposes that, in the place of Dr. Liesen, Dr. Scholl and Mr. Kopper,

Sir Peter Job,
Member of the Supervisory Board, London,

Tilman Todenhöfer,
Deputy Chairman of the Board of Management of Robert Bosch GmbH, Gerlingen,

and

Dr. Rolf-E. Breuer,
currently Spokesman of the Board of Managing Directors of Deutsche Bank AG, Frankfurt am Main,

be elected to the Supervisory Board for the remainder of the term of office, i.e. for the period until the end of the General Meeting which resolves the ratification of the acts of management for the 2002 financial year.

The Supervisory Board also proposes that

Mr. Dieter Berg,
Managing Director of Robert Bosch Stiftung GmbH, Stuttgart,

and

Mr. Lutz Wittig,
Head of the Main Secretariat of DaimlerChrysler AG, Stuttgart,

be appointed substitute members for Mr. Job, Mr. Todenhöfer and Dr. Breuer, to replace them in the above order if one of the gentlemen retires from his mandate and, insofar as they perform this function for other members of the Supervisory Board, to resume their position as substitute member if, after they have joined the Supervisory Board, the General Meeting carries out a new election for this Supervisory Board position.

Pursuant to §§ 96 (1), 101 (1) Joint Stock Corporation Act, and § 7 (1) sentence 1 No. 3 of the Act concerning the Co-Determination of Employees dated May 4, 1976, the Supervisory Board consists of ten members for the shareholders and ten members for the employees. The General Meeting, in electing shareholder representatives, is not bound by election proposals.

Besides their activities on the Supervisory Board of Deutsche Bank AG, Messrs. Job and Todenhöfer are not members of any other companies' Supervisory Boards to be formed under company law. Dr. Breuer currently has the following mandates in Supervisory Boards to be formed under company law:

- Bertelsmann AG, Gütersloh, Member of the Supervisory Board
- DB Industrial Holdings AG, Eschborn, Chairman of the Supervisory Board
- Deutsche Börse AG, Frankfurt am Main, Chairman of the Supervisory Board
- Deutsche Lufthansa AG, Cologne, Member of the Supervisory Board
- E.ON AG, Düsseldorf, Member of the Supervisory Board
- Münchener Rückversicherungs-Gesellschaft, Munich, Member of the Supervisory Board
- Siemens AG, Munich, Deputy Chairman of the Supervisory Board

11. Creation of new authorized capital (with the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Joint Stock Corporation Act) and amendment to the Articles of Association

The Board of Managing Directors and Supervisory Board propose the following resolution:

a) The Board of Managing Directors is authorized to increase the share capital on or before April 30, 2007, with the consent of the Supervisory Board, once or more than once, by up to a total of € 100,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Board of Managing Directors is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights insofar as it is necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Board of Managing Directors is also authorized to exclude, with the consent of the Supervisory Board, the pre-emptive rights in full if the issue price of the new shares is not significantly lower than the quoted price of shares already listed at the time of the final determination of the issue price.

The Supervisory Board is authorized to amend the wording of § 4 of the Articles of Association after complete or partial execution of the share capital increase or after expiry of the authorization period.

b) In § 4 of the Articles of Association, the present sub-paragraphs (3) and (4) are deleted, after the period for the use of the authorized capital regulated there and/or for the issue of convertible bonds or bonds with warrants has expired without being used. The present sub-paragraphs (5) to (13) are re-numbered sub-paragraphs (3) to (11) in unchanged sequence and the following new sub-paragraph (12) is added:

"(12) The Board of Managing Directors is authorized to increase the share capital on or before April 30, 2007, with the consent of the Supervisory Board, once or more than once, by up to a total of € 100,000,000 through the issue of new shares against cash payment. Shareholders are to be granted pre-emptive rights, but the Board of Managing Directors is authorized to except broken amounts from shareholders' pre-emptive rights and to exclude pre-emptive rights insofar as it is necessary to grant to the holders of warrants, convertible bonds and convertible participatory rights issued by Deutsche Bank Aktiengesellschaft and its subsidiaries pre-emptive rights to new shares to the extent that they would be entitled to such rights after exercising their option or conversion rights. The Board of Managing Directors is also authorized to exclude, with the consent of the Supervisory Board, the pre-emptive rights if the issue price of the new shares is not significantly lower than the quoted price of shares already listed at the time of the final determination of the issue price."

12. Authorization to grant subscription rights to members of the Board of Managing Directors and executives of Deutsche Bank AG as well as to members of the managements and executives of related companies, creation of new conditional capital and corresponding amendment to the Articles of Association

The Board of Managing Directors and the Supervisory Board propose the following resolution:

a) Authorization to grant subscription rights to members of the Board of Managing Directors and executives of Deutsche Bank AG as well as to members of the managements and executives of related companies ("Deutsche Bank Global Partnership Plan")

The Board of Managing Directors is authorized to issue, with the consent of the Supervisory Board, on or before May 20, 2005, up to 25,000,000 rights to subscribe to shares of Deutsche Bank AG (also referred to below as "option rights") subject to the following conditions. The Supervisory Board alone is authorized to issue option rights to members of the Board of Managing Directors of Deutsche Bank Aktiengesellschaft.

The main criteria governing issuance of the subscription rights are as follows:

aa) Eligible beneficiaries

Option rights may only be issued to members of the Board of Managing Directors of Deutsche Bank AG, to members of the managements of related companies, and to selected executives (executives at Responsibility Levels 1 and 2 or with a comparable scope of responsibility, as well as specific other executives who make an outstanding contribution to the results of Deutsche Bank Group). The eligible beneficiaries and the volume of option rights to be granted to them in each case are determined by the Board of Managing Directors of Deutsche Bank AG. Insofar as members of the Board of Managing Directors of Deutsche Bank AG are to receive option rights, only the Supervisory Board of Deutsche Bank AG may determine to this effect and issue the option rights.

The total volume of option rights is distributed among the groups of eligible beneficiaries as follows:

Members of the Board of Managing Directors of Deutsche Bank AG receive a maximum of 10 %;

Members of the managements of related companies in Germany and abroad receive a maximum of 20 %;

Executives of Deutsche Bank AG who are not members of the Board of Managing Directors and executives of related companies in Germany and abroad, who are not members of the respective managements, receive in total a maximum of 80 %.

Beneficiaries who belong to more than one of the above-mentioned groups of persons only receive option rights as members of one of the groups of persons in each case.

bb) Awarding of option rights, content of the option right, acquisition periods

The option rights are granted in annual tranches, none of which shall exceed 60 % of the total volume.

Each option right entitles the holder – against payment of the issue price pursuant to cc) – to subscribe to one no par value share of Deutsche Bank AG.

The option rights will be issued within the first six months of each financial year, beginning in 2003.

cc) Issue price and performance target

In case the option is exercised, the issue price of one share is made up of a basis price plus a mark-up. It corresponds at least to the proportionate amount of share capital attributable to one share (§ 9 (1) Joint Stock Corporation Act).

The basis price is the average closing auction price of the Deutsche Bank share in Xetra trading or in a comparable successor system, replacing the Xetra system on the Frankfurt am Main Stock Exchange on the 10 trading days prior to the date of issue of the option right (date of award), but at least the closing auction price on the day of issue of the option right.

The mark-up is 20 % of the basis price (performance target).

The option right may only be exercised if, at any time before exercise, the value of the Deutsche Bank share, based on its market valuation at the Frankfurt am Main Stock Exchange, has been at least 120 % of the basis price (exercise hurdle).

dd) Waiting period for initial exercise and exercise periods

One-third of the option rights granted may be exercised at the earliest two years after the date they were awarded, a further third at the earliest three years and the remaining third at the earliest four years after the respective date of issue.

Notwithstanding the above-mentioned regulation, all option rights granted may be exercised as early as two years after the respective award insofar as the price of the Deutsche Bank share has been at least 130 % of the basis price on 35 successive trading days before exercise of the option right.

The right to exercise the option rights expires at the latest on completion of the sixth year following the respective date of issue. Option rights not exercised by this date expire without replacement.

Option rights may not be exercised ("blackout periods") in the period from three weeks before to two days after the announcement of quarterly results, and in the period from one week before the end of the financial year to two days after announcement of the results for the financial year ended. In addition, the restrictions arising from general legal provisions, e.g. insider information legislation pursuant to the Securities Trading Act, must be complied with. Further restrictions may also be imposed by the Chief Compliance Officer of Deutsche Bank AG.

ee) Non-transferability and expiry of option rights

The granted option rights are not transferable and cannot be pledged as security. They may only be exercised by the entitled beneficiaries themselves – except in the case of the beneficiary's death. Transactions which alter the economic risk for eligible beneficiaries (e.g. hedge deals) are inadmissible.

The granted option rights may only be exercised if the eligible beneficiary is in an unterminated employment relationship with Deutsche Bank Group. In case of death or total disability, occupational incapacity, retirement or an ending of the employment relationship not due to termination, or in the event that a company or a business ceases to belong to Deutsche Bank Group, special regulations may be applied which – depending on applicable national law – may be structured in different ways. Insofar as such special regulations relate to the exercising of option rights by members of the Board of Managing Directors of Deutsche Bank AG, only the Supervisory Board of Deutsche Bank AG is authorized to determine to this effect.

ff) Determination of further details relating to the granting of option rights and the issue of shares

The Board of Managing Directors is authorized, with the consent of the Supervisory Board, to determine the further details concerning the granting of option rights and the issue of shares in conditions of options. Insofar as conditions of options concern the granting of option rights to members of the Board of Managing Directors of Deutsche Bank AG, only the Supervisory Board of Deutsche Bank AG is authorized to determine to this effect. This also applies to the stipulation of an anti-dilution clause for the event of capital actions of Deutsche Bank AG. The granting of option rights may be linked – possibly also restricted to specific beneficiary groups – with the obligation to purchase shares of Deutsche Bank AG on the part of the option beneficiaries. Option rights may also be fulfilled by the transfer of own shares or by cash payment. For participants from different countries, the conditions of options may be determined differently within the framework of the aforementioned criteria, in particular for the purpose of adjustment to national law.

b) The share capital of the company is conditionally increased by up to a further € 64,000,000 through the issue of up to 25,000,000 registered no par value shares. The conditional capital increase is intended solely to fulfil option rights of members of the Board of Managing Directors and executives of Deutsche Bank Aktiengesellschaft as well as members of the managements and executives of related companies granted on the basis of the above authorization on or before May 20, 2005. The conditional capital increase will only be carried out to the extent that the holders of the issued option rights make use of their subscription right and the company does not fulfil the option rights by transferring own shares or by making a cash payment. The new shares are entitled to a dividend from the beginning of the financial year in which they come into existence by exercising option rights.

c) The following new sub-paragraph 13 is added to § 4 of the Articles of Association:

"(13) The share capital is increased conditionally by up to € 64,000,000 through the issue of up to 25,000,000 new no par value shares. The conditional capital increase is intended solely to fulfil option rights of members of the Board of Managing Directors and executives of Deutsche Bank Aktiengesellschaft as well as members of the managements and executives of related companies which are granted on or before May 20, 2005 on the basis of the authorization by the General Meeting on May 22, 2002 under Item 12 of the Agenda. The conditional capital increase will only be carried out to the extent that the holders of the issued option rights make use of their subscription right and the company does not fulfil the option rights by transferring own shares or by making a cash payment. The new shares are entitled to a dividend from the beginning of the financial year in which they come into existence by exercising option rights."

Ad Item 7: Report of the Board of Managing Directors pursuant to § 71 (1) No. 8 in conjunction with § 186 (4) Joint Stock Corporation Act

In Item 7 of the Agenda, Deutsche Bank AG is authorized to acquire own shares.

The possibility of re-selling own shares enables them to be used for the renewed procurement of capital. Besides sale through the stock exchange or by offer to all shareholders – both of which would ensure equal treatment of shareholders under the legal definition – the proposed resolution also provides that own shares at the company's disposal may be offered as consideration for the acquisition of enterprises or holdings in enterprises with shareholders' pre-emptive rights excluded. The reason for this is to enable the company to react quickly and successfully on national and international markets to advantageous offers or other opportunities to acquire enterprises or holdings in enterprises. It is not uncommon in the course of negotiations to have to provide, not cash, but shares as consideration. This authorization takes account of this.

Over and above this, the authorization makes it possible to partially exclude shareholders' pre-emptive rights in case of a sale of the shares by offer to all shareholders in favour of holders of warrants, convertible bonds and convertible participatory rights. The advantage of this is that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the conditions of options and/or convertibles for the holders of existing option rights and/or conversion rights.

In addition, the authorization makes it possible to use the shares as staff shares or to service option rights granted to employees. For these purposes, the company disposes of authorized and conditional capital and/or creates such capital – as foreseen under Item 12 of this year's Agenda – together with the respective authorization. The utilization of available own shares instead of a capital increase or cash payment may make economic sense; the authorization is intended to increase the available scope in this respect. The situation is similar in cases where purchase rights or duties relating to shares of Deutsche Bank AG are granted to employees as an element of compensation. In this context, the price risk that might otherwise materialize can also be effectively controlled by the use of own shares purchased. The respective exclusion of shareholders' pre-emptive rights is also required for this use of purchased shares.

Finally, Management is also to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Joint Stock Corporation Act for shares purchased on the basis of this authorization. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to the market, to achieve the highest possible issue price and to strengthen capital and reserves to the greatest extent possible. This possibility is of major significance for banks in view of the special equity capital requirements they are subject to. The utilization of this possibility, also for own shares, expands the scope for strengthening capital, even at times when markets are not particularly receptive. The authorization ensures that even together with the utilization of authorized capital, no more than 10 % of the share capital, excluding shareholders' pre-emptive rights, can be sold or issued on the basis of § 186 (3) sentence 4 Joint Stock Corporation Act. Management will keep any mark-down on the quoted price as low as possible. It will probably be limited to a maximum of 3 %, but will not in any event exceed 5 %.

Ad Item 11: Report of the Board of Managing Directors to the General Meeting pursuant to § 203 (2) sentence 2 in conjunction with § 186 (4) Joint Stock Corporation Act:

The authorization requested under Agenda Item 11 is intended to sustain and broaden the bank's equity base. The availability of sufficient equity resources is the basis for the bank's business development. Exclusion of pre-emptive rights for broken amounts permits utilization of the requested authorization in round amounts while retaining a simple subscription ratio. This facilitates the processing of shareholders' pre-emptive rights. The exclusion of pre-emptive rights in favour of holders of warrants, convertible bonds and convertible participatory rights has the advantage that, if the authorization is utilized, the option and/or conversion price does not have to be reduced in accordance with the respective conditions of options and convertibles.

Furthermore, Management is to be given the possibility of excluding pre-emptive rights pursuant to § 186 (3) sentence 4 Joint Stock Corporation Act. This statutory possibility of excluding pre-emptive rights enables Management to take advantage of favourable stock market situations without delay and, by determining a price close to market, to achieve the highest possible issue price and to strengthen capital and reserves to the greatest extent possible. This possibility is of major significance for banks in view of the special equity capital requirements they are subject to. The amount envisaged for this authorization does not fully exhaust the legal framework, even together with the present authorization pursuant to § 4 (8) (in future: § 4 (6)) of the Articles of Association. In case this alternative for raising capital is utilized, Management will probably limit any mark-down of the issue price on the quoted price to a maximum of 3 %, but not in any event exceeding 5 %.

Ad Item 12: Report of the Board of Managing Directors to the General Meeting

The economic success of Deutsche Bank Group derives to a large extent from its ability to find and retain qualified employees. This applies in particular to highly qualified executives, whom companies try to secure internationally and cross-sectorally by means of attractive compensation systems. The participation of executives in their company's capital, and thus in its economic risk and success, constitutes a firm component of internationally customary compensation systems, which, for some years now, have also been possible and widespread in Germany.

Deutsche Bank has already made use of the possibilities created by the legislator for corporate participation on the part of employees and executives in the past, and, based on the authorization issued in 2001 under the title of "Deutsche Bank Global Partnership Plan" (DBGP), it launched a first tranche in a new generation of executive participation early this year. To retain flexibility in the utilization of stock options in the years to come, the new scope with regard to the availability of conditional capital is to be used to widen the authorization accordingly.

The stock option programme introduced under the title of "Deutsche Bank Global Partnership Plan" (DBGP) – within the framework of German joint stock corporation law – is structured in accordance with international standards. The DBGP is designed to link the remuneration of decision-makers more closely with the bank's economic success.

Option rights may only be issued to members of the Board of Managing Directors of Deutsche Bank AG, members of the managements of related companies as well as to executives at Responsibility Levels 1 and 2, or with a comparable scope of responsibility, as well as specific other executives who make an outstanding contribution to the profits of Deutsche Bank Group. Subject to this condition, the individual entitled beneficiaries and the volume of the option rights to be granted to them in each case are determined by the Board of Managing Directors of Deutsche Bank AG. Where members of the Board of Managing Directors of Deutsche Bank AG are themselves to receive option rights, only the Supervisory Board of Deutsche Bank AG may determine to this effect and issue option rights. The group of entitled beneficiaries is to comprise up to 4,000 persons.

Each option right issued under the DBGP entitles the holder to subscribe to one no par value share of Deutsche Bank AG. The proposed resolution does not provide for any restriction in this respect to new shares created by capital increase, rather it makes it possible to provide the beneficiaries, upon exercise of the option right, with own shares or a cash payment. The option rights will be issued in annual tranches, each of which may not exceed 60 % of the total volume. The option rights will be issued within the first six months of a financial year, beginning in 2003. The authorization to issue option rights expires, however, on May 20, 2005.

The incentive for entitled executives lies quite substantially in the price to be paid by the beneficiaries for one share ("issue price") upon exercising the option. Under the proposed resolution, the shares may be subscribed upon exercise of the options at a basis price plus a performance mark-up. The basis price is essentially the quoted price of the Deutsche Bank share, adjusted for incidental price movements, upon issue of the option right to the entitled persons. The performance mark-up is established as a fixed mark-up of 20 % on the basis price. This performance mark-up constitutes an economic exercise hurdle. In addition, the exercising of the option right is conditional upon the share price being at least 120 % of the basis price on one trading day before exercise. This performance goal, required by law, is a legal exercise hurdle. The entitled beneficiary is not prevented in all cases from exercising the option if the stock market price is less than 120 % of the issue price on the exercise day; but viewed in isolation, an exercise of the option right would make little economic sense in such a case owing to the performance mark-up of 20 % the holder would have to pay.

Alternative structures for the performance target did not warrant consideration due primarily to the conversion of Group reporting to U.S. GAAP. The U.S. Generally Accepted Accounting Principles make it possible to report the option plan proposed here with no expense impact on the Consolidated Financial Statements of Deutsche Bank Group. This has substantial positive effects on key figures influencing the bank's (market) valuation, such as reported earnings per share. The majority of Deutsche Bank's competitors also take advantage of the possibility of including their option programmes in consolidated reporting with no expense impact.

In order to give entitled beneficiaries a longer-term incentive to raise company value in the interest of all shareholders, the proposal calls for waiting periods for first-time exercise of option rights that go beyond legal requirements. One-third of the granted option rights may be exercised two years after the date on which they were awarded at the earliest, a further third three years at the earliest and the remaining third four years after the respective date of issue at the earliest. The draft resolution provides for an exception in case the share price rises substantially, and not just temporarily: all option rights may be exercised prematurely, but not before two years from the respective date on which they were granted, provided the Deutsche Bank share price is at least

130 % of the basis price on 35 successive trading days prior to the exercising of the option right. The right to exercise the option rights expires on completion of the sixth year following the respective day of issue. Option rights not exercised by this date expire without replacement. The draft resolution also contains restrictions with regard to the transferability of the option rights. The purpose of this is to safeguard the personal incentive effects pursued by the option plan. Finally, the proposed resolution determines that the Board of Managing Directors and, where members of the Board of Managing Directors are concerned, the Supervisory Board are authorized to determine further details for the granting of option rights, for their material structure, and for the granting of shares. This includes, in particular, the determination of the number of options to be granted, with the possibility of linking the award to an obligation to purchase shares of Deutsche Bank AG. This strengthens the direct participation of executives in the bank's economic success and their loyalty to the company. These details also include regulations for special cases involving the premature ending of an employment relationship, anti-dilution regulations in case of capital actions, and any adjustments to different jurisdictions.

Primarily to fulfil the claims of option holders to the subscription of shares, new conditional capital amounting to € 64,000,000, corresponding to 25,000,000 shares, is to be created. To increase flexibility in the exercising of subscription rights, the proposed resolution provides that beneficiaries' claims may also be fulfilled by own shares or by cash payment.

To achieve economic comparability of the proposed stock option programme with other models in the market, the Board of Managing Directors and Supervisory Board are considering granting participants a further compensation component (Partnership Appreciation Rights (PAR)), together with the option rights. These PARs entitle the holder to payment of a cash bonus amounting to 20 % of the exercise price of the PARs, which corresponds to the basis price of a DBGP stock option. The condition for exercising PARs is that the price of the Deutsche Bank share must have exceeded a performance hurdle of 120 % of the exercise price on at least one trading day.

Registration for the General Meeting by May 16, 2002

Pursuant to § 17 of the Articles of Association, shareholders who are recorded in the Shareholder Register and notify their intentions by no later than May 16, 2002 either electronically – via the web-site mentioned in the letter to registered shareholders – in writing or by tele-transmission to the following address, or another address specified by Deutsche Bank AG in connection with the notice of the General Meeting, are entitled to participate in the General Meeting and to exercise their voting rights:

Deutsche Bank AG
Aktionärsservice
Postfach 94 00 03
D-69940 Mannheim

Shareholders registered in the Shareholder Register may have their voting rights exercised by a representative with a written power of attorney, e.g. a bank or an association of shareholders. In this case, proxies must be registered in good time. A written power of attorney may also be evidenced by telefax. Deutsche Bank AG reserves the right to request presentation of the original document in individual cases.

Deutsche Bank AG also offers its shareholders the possibility of being represented by employees of the company as their proxies at the General Meeting. In this case, proxy authorizations and instructions can be issued either in writing or via the Internet. Corresponding details are included in the documents sent to shareholders.

Admission tickets and voting cards will be issued to shareholders and proxies authorized to participate.

Information on the General Meeting is also available on the Internet at
www.deutsche-bank.com/general-meeting

Frankfurt am Main, March 2002

Deutsche Bank AG

The Board of Managing Directors

Information on supervisory board relationships, reportable shareholdings and underwriting syndicate

On the basis of § 128 (2) sentence 8 Joint Stock Corporation Act, we are required to provide the following, in part very technical sounding, information:

1. The members of the Supervisory Board of Deutsche Bank AG include five members of staff of Deutsche Bank AG as employee representatives.
2. Members of the Board of Managing Directors and/or members of staff of Deutsche Bank AG are members of the Supervisory Board of the following German depository banks:

   Deutsche Bank 24 AG
   Deutsche Bank Lübeck AG vormals Handelsbank
   Deutsche Bank Saar AG
   Deutsche Bank Trust AG Private Banking
   European Transaction Bank AG
   SchmidtBank GmbH & Co. KGaA

3. No reportable shareholdings held by banks in Deutsche Bank AG have been notified to us pursuant to § 21 Securities Trading Act.
4. The members of the most recent underwriting syndicate which also consisted of non-Group member institutions (Euro Lower Tier 2 transaction 2002-2012) comprised the following banks:

   Deutsche Bank AG
   ABN Amro Bank NV
   Bayerische Hypo- und Vereinsbank
   BNP Paribas
   Caboto IntesaBCI-Sim S.p.A.
   CDC Ixis Capital Markets
   Fortis Bank NV-SA
   Natexis Banques Populaires

100 % chlorine-free paper

003 83304 52 · 3/2002

File No.82-334

Tagesordnung

Hauptversammlung 22. Mai 2002

2002

Hauptversammlung

Deutsche Bank

Sehr geehrte Damen und Herren Aktionäre,

wir laden Sie zu der am **Mittwoch, dem 22. Mai 2002, 10.00 Uhr,** in der Festhalle, Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, stattfindenden **ordentlichen Hauptversammlung** ein.

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1. Vorlage des festgestellten Jahresabschlusses und des Lageberichts für das Geschäftsjahr 2001 mit dem Bericht des Aufsichtsrats, Vorlage des Konzernabschlusses und des Konzernlageberichts (nach US GAAP) für das Geschäftsjahr 2001

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2. Verwendung des Bilanzgewinns

Vorstand und Aufsichtsrat schlagen vor, den zur Verfügung stehenden Bilanzgewinn von 808 038 979,80 Euro zur Ausschüttung einer Dividende von 1,30 Euro je Stückaktie auf die 621 568 446 Stückaktien zu verwenden.

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3. Entlastung des Vorstands für das Geschäftsjahr 2001

Vorstand und Aufsichtsrat schlagen vor, Entlastung zu erteilen.

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4. Entlastung des Aufsichtsrats für das Geschäftsjahr 2001

Vorstand und Aufsichtsrat schlagen vor, Entlastung zu erteilen.

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5. Wahl des Abschlussprüfers für das Geschäftsjahr 2002

Der Aufsichtsrat schlägt vor, die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, zum Abschlussprüfer für das Geschäftsjahr 2002 zu bestellen.

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6. Ermächtigung zum Erwerb eigener Aktien für Handelszwecke (§ 71 Abs. 1 Nr. 7 AktG)

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

Die Gesellschaft wird ermächtigt, bis zum 30. September 2003 zum Zwecke des Wertpapierhandels eigene Aktien zu Preisen, die den Mittelwert der Aktienkurse (Schlussauktionspreis der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise einem das Xetra-System ersetzenden vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den jeweils drei vorangehenden Börsentagen nicht um mehr als 10 % über- beziehungsweise unterschreiten, zu kaufen und zu verkaufen. Dabei darf der Bestand der zu diesem Zwecke erworbenen Aktien am Ende keines Tages 5 vom Hundert des Grundkapitals der Deutsche Bank AG übersteigen. Die derzeit bestehende, durch die Hauptversammlung am 17. Mai 2001 erteilte und bis zum 30. September 2002 befristete Ermächtigung zum Erwerb eigener Aktien für Handelszwecke wird für die Zeit ab Wirksamwerden der neuen Ermächtigung aufgehoben.

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7. Ermächtigung zum Erwerb eigener Aktien gemäß § 71 Abs. 1 Nr. 8 AktG

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

Die Gesellschaft wird ermächtigt, bis zum 30. September 2003 eigene Aktien bis zu 10 vom Hundert des derzeitigen Grundkapitals zu erwerben. Zusammen mit den für Handelszwecke und aus anderen Gründen erworbenen eigenen Aktien, die sich jeweils im Besitz der Gesellschaft befinden oder ihr nach §§ 71a ff AktG zuzurechnen sind, dürfen die aufgrund dieser Ermächtigung erworbenen Aktien zu keinem Zeitpunkt 10 % des Grundkapitals der Gesellschaft übersteigen. Der Erwerb darf über die Börse oder mittels eines an alle Aktionäre gerichteten öffentlichen Kaufangebots erfolgen. Der Gegenwert für den Erwerb der Aktien darf bei Erwerb über die Börse den Mittelwert der Aktienkurse (Schlussauktionspreis der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise einem das Xetra-System ersetzenden vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den letzten drei Handelstagen vor der Verpflichtung zum Erwerb nicht um mehr als 10 % über- oder unterschreiten. Bei einem öffentlichen Kaufangebot darf er den Mittelwert der Aktienkurse (Schlussauktionspreis der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise einem das Xetra-System ersetzenden vergleichbaren Nachfolgesystem an der Frankfurter Wertpapierbörse) an den letzten drei Handelstagen vor dem Tag der Veröffentlichung des Angebots um nicht mehr als 10 % unterschreiten und um nicht mehr als 15 % überschreiten. Sollte bei einem öffentlichen Kaufangebot das Volumen der angebotenen Aktien das vorgesehene Rückkaufvolumen überschreiten, muss die Annahme im Verhältnis der jeweils angebotenen Aktien erfolgen. Eine bevorrechtigte Annahme geringer Stückzahlen bis zu 50 Stück zum Erwerb angebotener Aktien der Gesellschaft je Aktionär kann vorgesehen werden.

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats eine Veräußerung der erworbenen Aktien in anderer Weise als über die Börse oder durch Angebot an alle Aktionäre vorzunehmen, soweit dies gegen Sachleistung unter Ausschluss des Bezugsrechts der Aktionäre zu dem Zweck erfolgt, Unternehmen oder Beteiligungen an Unternehmen zu erwerben. Darüber hinaus wird der Vorstand ermächtigt, bei einer Veräußerung erworbener eigener Aktien durch Angebot an alle Aktionäre den Inhabern der von der Gesellschaft ausgegebenen Optionsscheine, Wandelschuldverschreibungen und Wandelgenussrechte ein Bezugsrecht auf die Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- beziehungsweise Wandelrechts zustehen würde. Für diese Fälle und in diesem Umfang wird das Bezugsrecht der Aktionäre ausgeschlossen. Der Vorstand wird weiter ermächtigt, das Bezugsrecht der Aktionäre auszuschließen, soweit die Aktien dazu verwendet werden, die Aktien als Belegschaftsaktien an Mitarbeiter und Pensionäre der Gesellschaft und mit ihr verbundener Unternehmen auszugeben oder soweit sie zur Bedienung von Mitarbeitern der Gesellschaft und verbundener Unternehmen eingeräumten Optionsrechten beziehungsweise Erwerbsrechten oder Erwerbspflichten auf Aktien der Gesellschaft verwendet werden sollen.

Darüber hinaus wird der Vorstand ermächtigt, die Aktien unter Ausschluss des Bezugsrechts der Aktionäre an Dritte gegen Barzahlung zu veräußern, wenn der Kaufpreis den Börsenpreis der Aktien im Zeitpunkt der Veräußerung nicht wesentlich unterschreitet. Von dieser Ermächtigung darf nur Gebrauch gemacht werden, wenn sichergestellt ist, dass die Zahl der aufgrund dieser Ermächtigung veräußerten Aktien zusammen mit Aktien, die aus genehmigtem Kapital unter Ausschluss des Bezugsrechts der Aktionäre nach § 186 Abs. 3 S. 4 AktG ausgegeben werden, 10 % des bei der Ausgabe beziehungsweise der Veräußerung von Aktien vorhandenen Grundkapitals der Gesellschaft nicht übersteigt.

Der Vorstand wird weiter ermächtigt, aufgrund dieser Ermächtigung erworbene Aktien einzuziehen, ohne dass die Durchführung der Einziehung eines weiteren Hauptversammlungsbeschlusses bedarf.

Die derzeit bestehende, durch die Hauptversammlung am 17. Mai 2001 erteilte und bis zum 30. September 2002 befristete Ermächtigung zum Erwerb eigener Aktien wird für die Zeit ab Wirksamwerden der neuen Ermächtigung aufgehoben.

8. Zustimmung zu dem Gewinnabführungsvertrag zwischen der Deutsche Bank AG und der Deutsche Grundbesitz Management GmbH, Eschborn

Die Deutsche Bank AG und ihre 100%ige Tochtergesellschaft, die Deutsche Grundbesitz Management GmbH mit dem Sitz in Eschborn (im Folgenden: DGMG), haben am 19. Dezember 2001 einen Gewinnabführungsvertrag geschlossen. Der Vertrag hat folgenden wesentlichen Inhalt:

Die DGMG wurde im Jahr 1986 unter der Firma Deutsche Immobilien Anlagegesellschaft mbH gegründet und verfügt über ein Stammkapital von 14 500 000 DM. Gegenstand des Unternehmens ist der Erwerb, die Bebauung, die Veräußerung sowie die Verwaltung von Grundbesitz jeglicher Art für eigene und fremde Rechnung – einschließlich des Vermietungsmanagements und der Planung und Durchführungsbetreuung von Bauangelegenheiten als Bauherr, Bauträger oder Baubetreuer. Der Gegenstand der Gesellschaft umfasst ferner die Beratung Dritter in Grundstücksangelegenheiten sowie die Durchführung anderer Grundstücksgeschäfte einschließlich der Tätigkeit nach § 34c GewO sowie die Erbringung von Dienstleistungen – insbesondere im Bereich des Finanz- und Rechnungswesens. Die DGMG verpflichtet sich, ihren jeweiligen Handelsbilanzgewinn an die Deutsche Bank AG abzuführen. Andererseits verpflichtet sich die Deutsche Bank AG, Jahresfehlbeträge der DGMG gemäß § 302 AktG auszugleichen, soweit diese nicht dadurch ausgeglichen werden, dass den anderen Gewinnrücklagen Beträge entnommen werden, die während der Vertragsdauer in sie eingestellt worden sind. Die Abführung von Erträgen aus der Auflösung von vorvertraglichen Rücklagen der Tochtergesellschaft ist ausgeschlossen. Die Bildung neuer anderer Gewinnrücklagen ist, soweit bei vernünftiger kaufmännischer Beurteilung wirtschaftlich begründet, zulässig. Der Vertrag gilt rückwirkend ab dem 1. Januar 2001. Der Vertrag ist bis zum 31. Dezember 2005 abgeschlossen und verlängert sich unverändert jeweils um ein Jahr, wenn er nicht mit 6-Monats-Frist gekündigt wird.

Von der Einberufung der Hauptversammlung an liegen in den Geschäftsräumen der Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main, zur Einsicht der Aktionäre aus:

- Der Gewinnabführungsvertrag,
- die Jahresabschlüsse und Lageberichte der Deutsche Bank AG und der DGMG für die Geschäftsjahre 1999, 2000 und 2001 und
- der gemeinsame Bericht des Vorstands der Deutsche Bank AG und der Geschäftsführung der DGMG über den Gewinnabführungsvertrag.

Die vorgenannten Unterlagen werden auch in der Hauptversammlung ausgelegt. Auf Verlangen erhält jeder Aktionär unverzüglich und kostenlos eine Abschrift dieser Unterlagen.

Vorstand und Aufsichtsrat schlagen vor, dem Gewinnabführungsvertrag die Zustimmung zu erteilen.

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9. Beschlussfassung über Satzungsänderungen zur Flexibilisierung der Amtszeit der Mitglieder des Aufsichtsrats und zur Änderung des Katalogs zustimmungsbedürftiger Geschäfte

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Um der Hauptversammlung die Möglichkeit zu geben, die Anteilseignervertreter im Aufsichtsrat für gestaffelte Amtszeiten zu bestellen, wird § 9 Abs.1 der Satzung, der die Amtszeit der Aufsichtsratsmitglieder regelt, durch folgenden neuen Satz 4 ergänzt:

„Die Hauptversammlung kann bei der Wahl der Anteilseignervertreter bestimmen, dass die Amtszeit von bis zu fünf Mitgliedern zu abweichenden Zeitpunkten beginnt beziehungsweise endet."

b) Die Regelung der Geschäfte, die bereits nach der Satzung der Zustimmung des Aufsichtsrats bedürfen, ist – etwa soweit sie die Errichtung und Aufhebung von Zweigniederlassungen der Zustimmungspflicht unterwirft – nicht mehr ganz zeitgemäß. Sie wird auch im Übrigen den geänderten Verhältnissen angepasst und insgesamt wie folgt neu gefasst:

„§ 13

(1) Die Zustimmung des Aufsichtsrats ist erforderlich

a) zur Erteilung von Generalvollmachten;

b) zum Erwerb und zur Veräußerung von Grundstücken, soweit der Gegenstand 1 % des haftenden Eigenkapitals der Gesellschaft nach dem Gesetz über das Kreditwesen übersteigt;

c) zu Kreditgewährungen einschließlich der Übernahme von Beteiligungen an anderen Unternehmen, die nach dem Gesetz über das Kreditwesen der Zustimmung des Aufsichtsorgans eines Kreditinstituts bedürfen;

d) zum Erwerb und zur Veräußerung von sonstigen Beteiligungen, soweit der Gegenstand 2 % des haftenden Eigenkapitals der Gesellschaft nach dem Gesetz über das Kreditwesen übersteigt.

Über Erwerb und Veräußerung solcher Beteiligungen ab 1 % des haftenden Eigenkapitals ist der Aufsichtsrat unverzüglich zu unterrichten.

(2) Die Zustimmung nach Abs. 1 b) und d) ist auch dann erforderlich, wenn das betreffende Geschäft in einem abhängigen Unternehmen vorgenommen wird.

(3) Der Aufsichtsrat kann noch andere Geschäfte bestimmen, die seiner Zustimmung bedürfen."

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10. Wahl zum Aufsichtsrat

Mit Wirkung zum 30. Juni 2001 haben Herr Dr. Klaus Liesen und Herr Dr. Hermann Scholl ihre Mandate als Mitglieder des Aufsichtsrats der Deutsche Bank AG niedergelegt; an ihrer Stelle wurden durch Beschluss des Amtsgerichts Frankfurt am Main vom 16. Juli 2001 Herr Tilman Todenhöfer und durch Beschluss des Amtsgerichts Frankfurt am Main vom 2. Oktober 2001 Sir Peter Job zu Aufsichtsratsmitgliedern bestellt. Mit Wirkung zum Ablauf dieser Hauptversammlung hat Herr Hilmar Kopper sein Mandat als Mitglied des Aufsichtsrats der Deutsche Bank AG niedergelegt. Der Aufsichtsrat schlägt nun vor, anstelle der Herren Dr. Liesen, Dr. Scholl und Kopper die Herren

Sir Peter Job,
Aufsichtsrat, London

Tilman Todenhöfer,
stellv. Vorsitzender der Geschäftsführung der Robert Bosch GmbH, Gerlingen

und

Dr. Rolf E. Breuer,
derzeit Sprecher des Vorstands der Deutsche Bank AG, Frankfurt am Main,

für den Rest der Amtszeit, das heißt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das Geschäftsjahr 2002 beschließt, in den Aufsichtsrat zu wählen.

Der Aufsichtsrat schlägt ferner vor, die Herren

Dieter Berg,
Geschäftsführer der Robert Bosch Stiftung GmbH, Stuttgart

und

Lutz Wittig,
Leiter des Hauptsekretariats der DaimlerChrysler AG, Stuttgart,

zu Ersatzmitgliedern für die Herren Job, Todenhöfer und Dr. Breuer zu wählen, die in dieser Reihenfolge bei Ausscheiden eines der Herren an seine Stelle treten und, soweit sie diese Funktion für weitere Aufsichtsratsmitglieder innehaben, ihre Stellung als Ersatzmitglied zurückerlangen, wenn die Hauptversammlung nach ihrem Eintritt in den Aufsichtsrat eine Neuwahl für diese Aufsichtsratsposition vornimmt.

Der Aufsichtsrat setzt sich nach §§ 96 Abs.1, 101 Abs.1 des AktG und §7 Abs.1 S.1 Nr.3 des Gesetzes über die Mitbestimmung der Arbeitnehmer vom 4. Mai 1976 aus je zehn Mitgliedern der Anteilseigner und der Arbeitnehmer zusammen. Die Hauptversammlung ist bei der Wahl der Aktionärsvertreter nicht an Wahlvorschläge gebunden.

Die Herren Job und Todenhöfer sind neben ihrer Tätigkeit im Aufsichtsrat der Deutsche Bank AG nicht Mitglied in gesetzlich zu bildenden Aufsichtsräten anderer Gesellschaften. Herr Dr. Breuer hat derzeit folgende Mandate in gesetzlich zu bildenden Aufsichtsräten:

- Bertelsmann AG, Gütersloh, Mitglied des Aufsichtsrats
- DB Industrial Holdings AG, Eschborn, Vorsitzender des Aufsichtsrats
- Deutsche Börse AG, Frankfurt am Main, Vorsitzender des Aufsichtsrats
- Deutsche Lufthansa AG, Köln, Mitglied des Aufsichtsrats
- E.ON AG, Düsseldorf, Mitglied des Aufsichtsrats
- Münchener Rückversicherungs-Gesellschaft, München, Mitglied des Aufsichtsrats
- Siemens AG, München, Stellvertretender Vorsitzender des Aufsichtsrats

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11. Schaffung eines neuen genehmigten Kapitals (mit der Möglichkeit zum Bezugsrechtsausschluss gemäß § 186 Abs. 3 S. 4 AktG) und Satzungsänderung

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Der Vorstand wird ermächtigt, das Grundkapital bis zum 30. April 2007 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Geldeinlagen einmalig oder mehrmals um bis zu insgesamt 100 000 000 Euro zu erhöhen. Dabei ist den Aktionären ein Bezugsrecht einzuräumen, der Vorstand ist jedoch ermächtigt, Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, um den Inhabern der von der Deutsche Bank Aktiengesellschaft und ihren Tochtergesellschaften ausgegebenen Optionsscheine, Wandelschuldverschreibungen und Wandelgenussrechten ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- beziehungsweise Wandelrechts zustehen würde. Darüber hinaus ist der Vorstand ermächtigt, das Bezugsrecht mit Zustimmung des Aufsichtsrats in vollem Umfang auszuschließen, wenn der Ausgabepreis der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien zum Zeitpunkt der endgültigen Festlegung des Ausgabepreises nicht wesentlich unterschreitet.

   Der Aufsichtsrat wird ermächtigt, die Fassung des § 4 der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals oder nach Ablauf der Ermächtigungsfrist neu zu fassen.

b) In § 4 der Satzung werden die bisherigen Absätze (3) und (4) gestrichen, nachdem die Frist zur Ausnutzung des dort geregelten genehmigten Kapitals beziehungsweise zur Ausgabe von Wandel- beziehungsweise Optionsanleihen ungenutzt abgelaufen ist. Die bisherigen Absätze (5) bis (13) werden in unveränderter Reihenfolge zu Absätzen (3) bis (11), und folgender neuer Absatz (12) wird ergänzt:

   „(12) Der Vorstand ist ermächtigt, das Grundkapital bis zum 30. April 2007 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Geldeinlagen einmalig oder mehrmals um bis zu insgesamt 100 000 000 Euro zu erhöhen. Dabei ist den Aktionären ein Bezugsrecht einzuräumen; der Vorstand ist jedoch ermächtigt, Spitzenbeträge von dem Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht auch insoweit auszuschließen, wie es erforderlich ist, um den Inhabern der von der Deutschen Bank Aktiengesellschaft und ihren Tochtergesellschaften ausgegebenen Optionsscheine, Wandelschuldverschreibungen und Wandelgenussrechten ein Bezugsrecht auf neue Aktien in dem Umfang zu gewähren, wie es ihnen nach Ausübung des Options- beziehungsweise Wandelrechts zustehen würde. Darüber hinaus ist der Vorstand ermächtigt, das Bezugsrecht mit Zustimmung des Aufsichtsrats in vollem Umfang auszuschließen, wenn der Ausgabepreis der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien zum Zeitpunkt der endgültigen Festlegung des Ausgabepreises nicht wesentlich unterschreitet."

12. Ermächtigung zur Gewährung von Bezugsrechten an Vorstandsmitglieder und Führungskräfte der Deutsche Bank AG sowie an Mitglieder der Geschäftsführungen und Führungskräfte verbundener Unternehmen, Schaffung eines neuen bedingten Kapitals und entsprechende Satzungsänderung

Vorstand und Aufsichtsrat schlagen vor zu beschließen:

a) Ermächtigung zur Gewährung von Bezugsrechten an Vorstandsmitglieder und Führungskräfte der Deutsche Bank AG sowie an Mitglieder der Geschäftsführungen und Führungskräfte verbundener Unternehmen („Deutsche Bank Global Partnership Plan")

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats bis zum 20. Mai 2005 bis zu 25 000 000 Stück Bezugsrechte auf Aktien der Deutsche Bank AG (im Folgenden auch „Optionsrechte") nach Maßgabe der folgenden Bestimmungen auszugeben. Zur Begebung von Optionsrechten an Mitglieder des Vorstands der Deutsche Bank Aktiengesellschaft ist allein der Aufsichtsrat ermächtigt.

Die Eckpunkte für die Ausgabe der Bezugsrechte lauten wie folgt:

aa) Kreis der Bezugsberechtigten

Optionsrechte dürfen ausschließlich an Mitglieder des Vorstands der Deutsche Bank AG, an Mitglieder der Geschäftsführungen von verbundenen Unternehmen und ausgewählte Führungskräfte (Führungskräfte der Verantwortungsstufen 1 und 2 oder mit vergleichbarem Verantwortungsumfang sowie einzelne weitere Führungskräfte, die einen herausragenden Beitrag zum Ergebnis des Konzerns Deutsche Bank leisten) ausgegeben werden. Der genaue Kreis der Berechtigten sowie der Umfang der ihnen jeweils zu gewährenden Optionsrechte werden durch den Vorstand der Deutsche Bank AG festgelegt. Soweit Mitglieder des Vorstands der Deutsche Bank AG Optionsrechte erhalten sollen, obliegt diese Festlegung und die Begebung der Optionsrechte ausschließlich dem Aufsichtsrat der Deutsche Bank AG.

Das Gesamtvolumen der Optionsrechte verteilt sich auf die berechtigten Personengruppen wie folgt:

Mitglieder des Vorstands der Deutsche Bank AG erhalten höchstens 10 %;

Mitglieder der Geschäftsführungen von verbundenen Unternehmen im In- und Ausland erhalten höchstens 20 %;

Führungskräfte der Deutsche Bank AG, die nicht dem Vorstand angehören, und Führungskräfte von verbundenen Unternehmen im In- und Ausland, die nicht den jeweiligen Geschäftsführungen angehören, erhalten insgesamt höchstens 80 %.

Teilnehmer, die mehr als einer der vorstehend genannten Personengruppen angehören, erhalten Optionsrechte jeweils nur als Angehörige einer Personengruppe.

bb) Zuteilung von Optionsrechten, Inhalt des Optionsrechts, Erwerbszeiträume

Die Gewährung der Optionsrechte erfolgt in jährlichen Tranchen, die jeweils 60 % des Gesamtvolumens nicht übersteigen dürfen.

Jedes Optionsrecht berechtigt – gegen Zahlung des Ausgabebetrages nach cc) – zum Bezug einer Stückaktie der Deutsche Bank AG.

Die Optionsrechte werden, beginnend im Jahre 2003, jeweils innerhalb der ersten sechs Monate eines Geschäftsjahres ausgegeben.

cc) Ausgabebetrag und Erfolgsziel

Der Ausgabebetrag für eine Aktie bei Optionsausübung ergibt sich aus einem Basispreis zuzüglich eines Zuschlages. Er entspricht mindestens dem auf eine Aktie entfallenden anteiligen Betrag des Grundkapitals (§ 9 Abs.1 AktG).

Der Basispreis entspricht dem durchschnittlichen Schlussauktionspreis der Deutsche Bank-Aktie im Xetra-Handel beziehungsweise einem das Xetra-System ersetzenden vergleichbaren Nachfolgesystem an der Wertpapierbörse Frankfurt am Main der letzten zehn Handelstage vor dem Tag der Ausgabe des Optionsrechts (Datum der Zuteilung), mindestens aber dem Schlussauktionspreis am Tag der Ausgabe des Optionsrechts.

Der Zuschlag beträgt 20 % auf den Basispreis (Erfolgsziel).

Das Optionsrecht darf nur ausgeübt werden, wenn zu einem beliebigen Zeitpunkt vor der Ausübung der Wert der Deutsche Bank-Aktie auf der Grundlage der Börsenbewertung an der Wertpapierbörse Frankfurt am Main mindestens 120 % des Basispreises betragen hat (Ausübungshürde).

dd) Wartezeit für die erstmalige Ausübung und Ausübungszeiträume

Ein Drittel der jeweils gewährten Optionsrechte kann frühestens zwei Jahre nach dem Datum ihrer Zuteilung ausgeübt werden, ein weiteres Drittel kann frühestens drei Jahre und das verbleibende Drittel frühestens vier Jahre nach dem jeweiligen Ausgabetag ausgeübt werden.

Ungeachtet der vorstehenden Regelung können alle jeweils gewährten Optionsrechte bereits nach Ablauf von zwei Jahren ab der jeweiligen Zuteilung ausgeübt werden, sofern der Aktienkurs der Deutsche Bank-Aktie vor der Ausübung des Optionsrechts an 35 aufeinander folgenden Handelstagen mindestens 130 % des Basispreises betragen hat.

Das Recht zur Ausübung der Optionsrechte endet spätestens am Ende des 6. Jahrestages des jeweiligen Ausgabetages. Bis zu diesem Zeitpunkt nicht ausgeübte Optionsrechte verfallen ersatzlos.

Optionsrechte dürfen im Zeitraum von drei Wochen vor bis zwei Tage nach der Bekanntgabe der Quartalsergebnisse und im Zeitraum von einer Woche vor Geschäftsjahresende bis zwei Tage nach Bekanntgabe der Ergebnisse des abgelaufenen Geschäftsjahres nicht ausgeübt werden („Sperrfristen"). Im Übrigen sind die sich aus allgemeinen Rechtsvorschriften, zum Beispiel dem Insiderrecht des Wertpapierhandelsgesetzes, ergebenden Beschränkungen zu beachten. Es können auch durch den Chief Compliance Officer der Deutsche Bank AG weitere Beschränkungen vorgesehen werden.

ee) Nichtübertragbarkeit und Verfall von Optionsrechten

Die gewährten Optionsrechte sind nicht übertragbar oder verpfändbar. Sie können – außer im Falle des Todes des Bezugsberechtigten – nur durch die berechtigte Person selbst ausgeübt werden. Geschäfte, die das wirtschaftliche Risiko für den Optionsberechtigten verändern (zum Beispiel Hedge-Geschäfte), sind unzulässig.

Die gewährten Optionsrechte können nur ausgeübt werden, solange der Bezugsberechtigte in einem ungekündigten Anstellungsverhältnis im Konzern Deutsche Bank steht. Für den Todesfall, den Fall der Erwerbs- und Berufsunfähigkeit, den Fall der Pensionierung oder der nicht kündigungsbedingten Beendigung des Anstellungsverhältnisses sowie für den Fall der Beendigung der Zugehörigkeit einer Gesellschaft oder eines Geschäftsbereichs zum Konzern Deutsche Bank können Sonderregelungen vorgesehen werden, die – je nach anwendbarem nationalem Recht – auch unterschiedlich ausgestaltet werden können. Soweit solche Sonderregelungen die Ausübung von Optionsrechten durch Mitglieder des Vorstands der Deutsche Bank AG betreffen, ist ausschließlich der Aufsichtsrat der Deutsche Bank AG zu deren Festlegung ermächtigt.

ff) Festlegung weiterer Einzelheiten für die Gewährung der Optionsrechte und die Ausgabe der Aktien

Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrats die weiteren Einzelheiten für die Gewährung der Optionsrechte und die Ausgabe der Aktien in Optionsbedingungen festzulegen. Soweit Optionsbedingungen die Gewährung von Optionsrechten an Mitglieder des Vorstands der Deutsche

Bank AG betreffen, ist ausschließlich der Aufsichtsrat der Deutsche Bank AG zu deren Festlegung ermächtigt. Dies gilt auch für die Bestimmung eines Verwässerungsschutzes für den Fall von Kapitalmaßnahmen der Deutsche Bank AG. Die Zuteilung von Optionsrechten kann – auch auf einzelne Teilnehmergruppen beschränkt – mit der Verpflichtung zum Erwerb von Aktien der Deutsche Bank AG durch die Optionsberechtigten verbunden werden. Optionsrechte können auch durch Übertragung eigener Aktien oder im Wege einer Barzahlung erfüllt werden. Für Teilnehmer aus unterschiedlichen Ländern können die Optionsbedingungen, insbesondere zur Anpassung an nationales Recht, im Rahmen der vorstehenden Eckpunkte abweichend festgelegt werden.

b) Das Grundkapital der Gesellschaft wird um weitere bis zu 64 000 000 Euro bedingt erhöht durch Ausgabe von bis zu 25 000 000 auf den Namen lautende Stückaktien. Die bedingte Kapitalerhöhung dient ausschließlich der Erfüllung von Optionsrechten von Mitgliedern des Vorstands und Führungskräften der Deutschen Bank Aktiengesellschaft sowie von Mitgliedern der Geschäftsführungen und Führungskräften verbundener Unternehmen, die aufgrund vorstehender Ermächtigung bis zum 20. Mai 2005 gewährt werden. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber der ausgegebenen Optionsrechte von ihrem Bezugsrecht Gebrauch machen und die Gesellschaft die Optionsrechte nicht durch Übertragung eigener Aktien oder im Wege einer Barzahlung erfüllt. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Optionsrechten entstehen, am Gewinn teil.

c) § 4 der Satzung erhält folgenden neuen Absatz (13):

„(13) Das Grundkapital ist um bis zu 64 000 000 Euro bedingt erhöht durch Ausgabe von bis zu 25 000 000 neuen Stückaktien. Die bedingte Kapitalerhöhung dient ausschließlich der Erfüllung von Optionsrechten von Mitgliedern des Vorstands und Führungskräften der Deutschen Bank Aktiengesellschaft sowie von Mitgliedern der Geschäftsführungen und Führungskräften verbundener Unternehmen, die aufgrund der Ermächtigung der Hauptversammlung vom 22. Mai 2002 unter Punkt 12 der Tagesordnung bis zum 20. Mai 2005 gewährt werden. Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber der ausgegebenen Optionsrechte von ihrem Bezugsrecht Gebrauch machen und die Gesellschaft die Optionsrechte nicht durch Übertragung eigener Aktien oder im Wege einer Barzahlung erfüllt. Die neuen Aktien nehmen vom Beginn des Geschäftsjahres an, in dem sie durch Ausübung von Optionsrechten entstehen, am Gewinn teil."

Zu TOP 7: Bericht des Vorstands gemäß § 71 Abs. 1 Nr. 8 i.V.m. § 186 Abs. 4 AktG

In Punkt 7 der Tagesordnung wird die Deutsche Bank AG ermächtigt, eigene Aktien zu erwerben.

Durch die Möglichkeit des Wiederverkaufs eigener Aktien können diese zur erneuten Beschaffung von Eigenmitteln verwendet werden. Neben der – die Gleichbehandlung der Aktionäre bereits nach der gesetzlichen Definition sicherstellenden – Veräußerung über die Börse oder durch Angebot an alle Aktionäre sieht der Beschlussvorschlag vor, dass die eigenen Aktien der Gesellschaft auch zur Verfügung stehen, um diese beim Erwerb von Unternehmen oder Beteiligungen an Unternehmen unter Ausschluss des Bezugsrechts der Aktionäre als Gegenleistung anbieten zu können. Hierdurch soll die Gesellschaft die Möglichkeit erhalten, auf nationalen und internationalen Märkten rasch und erfolgreich auf vorteilhafte Angebote oder sich sonst bietende Gelegenheiten zum Erwerb von Unternehmen oder Beteiligungen an Unternehmen reagieren zu können. Nicht selten ergibt sich aus den Verhandlungen die Notwendigkeit, als Gegenleistung nicht Geld, sondern Aktien bereitzustellen. Dem trägt die Ermächtigung Rechnung.

Darüber hinaus schafft die Ermächtigung die Möglichkeit, das Bezugsrecht der Aktionäre bei einer Veräußerung der Aktien durch Angebot an alle Aktionäre zugunsten der Inhaber von Optionsscheinen, Wandelschuldverschreibungen und Wandelgenussrechten teilweise auszuschließen. Dies hat den Vorteil, dass im Falle einer Ausnutzung der Ermächtigung der Options- beziehungsweise Wandlungspreis für die Inhaber bereits bestehender Optionsrechte beziehungsweise Wandelrechte nicht nach den Options- beziehungsweise Wandlungsbedingungen ermäßigt zu werden braucht.

Weiter wird durch die Ermächtigung die Möglichkeit geschaffen, die Aktien als Belegschaftsaktien oder zur Bedienung von Mitarbeitern eingeräumten Optionsrechten zu verwenden. Für diese Zwecke verfügt die Gesellschaft über genehmigte und bedingte Kapitalien beziehungsweise schafft solche – wie unter Punkt 12 der diesjährigen Tagesordnung vorgesehen – zusammen mit der entsprechenden Ermächtigung neu. Zum Teil wird auch bei Einräumung der Optionsrechte die Möglichkeit eines Barausgleichs vorgesehen. Die Nutzung vorhandener eigener Aktien statt einer Kapitalerhöhung oder einer Barleistung kann wirtschaftlich sinnvoll sein, die Ermächtigung soll den insoweit verfügbaren Freiraum vergrößern. Ähnlich liegt es in den Fällen, in denen Mitarbeitern als Vergütungsbestandteil Erwerbsrechte oder -pflichten auf Aktien der Deutschen Bank AG eingeräumt werden. Dort kann außerdem durch die Verwendung erworbener eigener Aktien das sonst unter Umständen bestehende Kursrisiko wirksam kontrolliert werden. Auch für diese Verwendung erworbener Aktien bedarf es des entsprechenden Ausschlusses des Bezugsrechts der Aktionäre.

Schließlich ist vorgesehen, der Verwaltung auch hinsichtlich der Aktien, die aufgrund dieser Ermächtigung erworben werden, die Möglichkeit zum Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG zu geben. Diese gesetzlich vorgesehene Möglichkeit des Bezugsrechtsausschlusses versetzt die Verwaltung in die Lage, kurzfristig günstige Börsensituationen auszunutzen und dabei durch die marktnahe Preisfestsetzung einen möglichst hohen Ausgabebetrag und damit eine größtmögliche Stärkung der Eigenmittel zu erreichen. Gerade diese Möglichkeit ist angesichts der besonderen Eigenkapitalanforderungen für Banken von hoher Wichtigkeit. Die Nutzung dieser Möglichkeit auch für eigene Aktien erweitert die Wege für eine Kapitalstärkung auch bei wenig aufnahmebereiten Märkten. Die Ermächtigung stellt sicher, dass nach ihr auch zusammen mit der Ausnutzung genehmigten Kapitals nicht mehr als 10 % des Grundkapitals unter Ausschluss des Bezugsrechts der Aktionäre gestützt auf § 186 Abs. 3 Satz 4 AktG verkauft beziehungsweise ausgegeben werden kann. Die Verwaltung wird den etwaigen Abschlag vom Börsenpreis möglichst niedrig halten. Er wird sich voraussichtlich auf höchstens 3 %, jedenfalls aber nicht mehr als 5 % beschränken.

Zu TOP 11: Bericht des Vorstands an die Hauptversammlung gemäß § 203 Abs. 2 Satz 2 i.V.m. § 186 Abs. 4 AktG:

Die unter dem Tagesordnungspunkt 11 beantragte Ermächtigung dient dem Erhalt und der Verbreiterung der Eigenkapitalbasis der Bank. Die angemessene Ausstattung mit Eigenkapital ist Grundlage der geschäftlichen Entwicklung der Bank. Der Ausschluss des Bezugsrechts für Spitzenbeträge ermöglicht die Ausnutzung der erbetenen Ermächtigung durch runde Beträge unter Beibehaltung eines glatten Bezugsverhältnisses. Dies erleichtert die Abwicklung des Bezugsrechts der Aktionäre. Der Ausschluss des Bezugsrechts zugunsten der Inhaber von Optionsscheinen, Wandelschuldverschreibungen und Wandelgenussrechten hat den Vorteil, dass im Falle einer Ausnutzung der Ermächtigungen der Options- beziehungsweise Wandlungspreis nach den jeweiligen Options- und Wandlungsbedingungen nicht ermäßigt zu werden braucht.

Darüber hinaus ist vorgesehen, der Verwaltung die Möglichkeit einzuräumen, das Bezugsrecht gemäß § 186 Abs. 3 S. 4 AktG auszuschließen. Diese gesetzlich vorgesehene Möglichkeit des Bezugsrechtsausschlusses versetzt die Verwaltung in die Lage, kurzfristig günstige Börsensituationen auszunutzen und dabei durch die marktnahe Preisfestsetzung einen möglichst hohen Ausgabebetrag und damit eine größtmögliche Stärkung der Eigenmittel zu erreichen. Gerade diese Möglichkeit ist angesichts der besonderen Eigenkapitalanforderungen für Banken von hoher Wichtigkeit. Der für diese Ermächtigung vorgesehene Betrag schöpft auch zusammen mit der bestehenden Ermächtigung gemäß § 4 Abs. 8 (künftig § 4 Abs. 6) der Satzung den gesetzlichen Rahmen nicht vollständig aus. Die Verwaltung wird im Fall der Ausnutzung dieser Möglichkeit der Kapitalerhöhung einen etwaigen Abschlag des Ausgabepreises gegenüber dem Börsenkurs auf voraussichtlich höchstens 3 %, jedenfalls aber nicht mehr als 5 % beschränken.

Zu TOP 12: Bericht des Vorstands an die Hauptversammlung

Der wirtschaftliche Erfolg des Konzerns Deutsche Bank beruht maßgeblich auf dessen Fähigkeit, qualifizierte Mitarbeiter zu gewinnen und zu halten. Dies gilt in besonderem Maße für hoch qualifizierte Führungskräfte, um die international und branchenübergreifend mit attraktiven Vergütungssystemen geworben wird. Die Beteiligung von Führungskräften am Kapital des Unternehmens und damit deren Teilhabe am wirtschaftlichen Risiko und Erfolg sind fester Bestandteil international üblicher Vergütungssysteme, die seit einigen Jahren auch in Deutschland möglich und weit verbreitet sind.

Die Deutsche Bank hat die vom Gesetzgeber geschaffenen Möglichkeiten einer Beteiligung von Mitarbeitern und Führungskräften am Unternehmen bereits in der Vergangenheit genutzt und auch gestützt auf die im Jahr 2001 erteilte Ermächtigung unter der Bezeichnung „Deutsche Bank Global Partnership Plan" (DBGP) Anfang dieses Jahres eine erste Tranche der neuen Generation der Beteiligung der Führungskräfte aufgelegt. Um auch für die Folgejahre Flexibilität bei der Nutzung von Aktienoptionen zu behalten, soll nun der gewonnene Spielraum bei der Verfügbarkeit bedingten Kapitals für eine entsprechende Ergänzung der Ermächtigung genutzt werden.

Das Aktienoptionsprogramm, das unter der Bezeichnung „Deutsche Bank Global Partnership Plan" („DBGP") eingeführt worden ist, ist – im Rahmen des deutschen Aktienrechts – nach internationalen Gepflogenheiten ausgestaltet. Der DBGP ist darauf angelegt, die Vergütung der Entscheidungsträger enger mit dem wirtschaftlichen Erfolg der Bank zu verknüpfen.

Optionsrechte können ausschließlich an Mitglieder des Vorstands der Deutsche Bank AG, Mitglieder der Geschäftsführungen von verbundenen Unternehmen sowie Führungskräfte der Verantwortungsstufen 1 und 2 oder mit vergleichbarem Verantwortungsumfang sowie einzelne weitere Führungskräfte, die einen herausragenden Beitrag zum Ergebnis des Konzerns Deutsche Bank leisten, ausgegeben werden. Im Rahmen dieser Vorgabe werden die einzelnen Berechtigten sowie der Umfang der ihnen jeweils zu gewährenden Optionsrechte durch den Vorstand der Deutsche Bank AG festgelegt. Soweit Mitglieder des Vorstands der Deutsche Bank AG selbst Optionsrechte erhalten sollen, obliegt diese Festlegung und die Begebung der Optionsrechte ausschließlich dem Aufsichtsrat der Deutsche Bank AG. Zum Teilnehmerkreis sollen bis zu 4 000 Personen zählen.

Jedes Optionsrecht, das im Rahmen des DBGP ausgegeben wird, berechtigt zum Bezug einer Stückaktie der Deutsche Bank AG. Der Beschlussvorschlag sieht insoweit keine Beschränkung auf neue, durch Kapitalerhöhung geschaffene Aktien vor, sondern gestattet es, den Berechtigten bei Ausübung des Optionsrechts eigene Aktien oder einen Barausgleich zur Verfügung zu stellen. Die Optionsrechte werden in jährlichen Tranchen, die jeweils 60 % des Gesamtvolumens nicht übersteigen dürfen, ausgegeben. Die Optionsrechte werden, beginnend im Jahre 2003, jeweils innerhalb der ersten sechs Monate eines Geschäftsjahres ausgegeben. Die Ermächtigung zur Begebung von Optionsrechten ist allerdings bis zum 20. Mai 2005 begrenzt.

Der Anreiz für die bezugsberechtigten Führungskräfte bestimmt sich ganz maßgeblich nach dem Preis, der von den Bezugsberechtigten bei Ausübung der Option für eine Aktie zu zahlen ist („Ausgabebetrag"). Der Beschlussvorschlag sieht hierzu vor, dass die Aktien bei Ausübung der Optionen zu einem Basispreis zuzüglich eines Erfolgszuschlages bezogen werden können. Der Basispreis ist im Kern der um zufällige Kursentwicklungen bereinigte Börsenkurs der Deutsche Bank-Aktie bei Zuteilung des Optionsrechts an den Berechtigten. Als Erfolgszuschlag wird ein fester Zuschlag von 20 % auf den Basispreis festgelegt. Dieser Erfolgszuschlag stellt eine wirtschaftliche Ausübungshürde dar. Zusätzlich ist Voraussetzung für die Ausübung des Optionsrechts, dass der Aktienkurs vor der Ausübung an einem Handelstag mindestens 120 % des Basispreises betragen hat. Dieses vom Gesetz geforderte Erfolgsziel ist eine rechtliche Ausübungshürde. Der Optionsberechtigte ist hierdurch zwar nicht in jedem Fall gehindert, die Option auszuüben, wenn der Börsenkurs am Ausübungstag weniger als 120 % des Basispreises beträgt; in diesem Fall jedoch wäre die Ausübung des Optionsrechts wegen des von ihm zu zahlenden Erfolgszuschlags von 20 % isoliert betrachtet wirtschaftlich nicht sinnvoll.

Alternative Ausgestaltungen des Erfolgsziels kamen insbesondere wegen der Umstellung der Konzernrechnungslegung auf US GAAP nicht in Betracht. Die US-amerikanischen Rechnungslegungsvorschriften gestatten es, den hier vorgeschlagenen Optionsplan aufwandsneutral im Konzernabschluss der Deutsche Bank Gruppe zu erfassen. Dies hat erhebliche positive Auswirkungen auf für die (Börsen-)Bewertung maßgebliche Kennzahlen, wie beispielsweise den ausgewiesenen Gewinn je Aktie. Auch Wettbewerber der Deutschen Bank nutzen ganz überwiegend die Möglichkeit, ihre Optionsprogramme aufwandsneutral in der Konzernrechnungslegung zu behandeln.

Um den Bezugsberechtigten einen längerfristigen Anreiz zu geben, den Unternehmenswert im Interesse aller Aktionäre zu steigern, sieht der Vorschlag Wartezeiten für die erstmalige Ausübung der Optionsrechte vor, die über die gesetzlichen Vorgaben hinausgehen. Ein Drittel der jeweils gewährten Optionsrechte kann frühestens zwei Jahre nach dem Datum ihrer Zuteilung ausgeübt werden, ein weiteres Drittel frühestens drei und das verbleibende Drittel frühestens vier Jahre nach dem jeweiligen Ausgabetag. Der Beschlussentwurf sieht eine Ausnahme für den Fall vor, dass der Aktienkurs nicht nur vorübergehend eine erhebliche Steigerung erfahren hat: Alle Optionsrechte können bereits vorzeitig, jedenfalls aber erst nach Ablauf von zwei Jahren ab der jeweiligen Zuteilung ausgeübt werden, sofern der Aktienkurs der Deutsche Bank-Aktie vor der Ausübung des Optionsrechts an 35 aufeinander folgenden Handelstagen mindestens 130 % des Basispreises betragen hat. Das Recht zur Ausübung der Optionsrechte endet am 6. Jahrestag des jeweiligen Ausgabetages. Bis zu diesem Zeitpunkt nicht ausgeübte Optionsrechte verfallen ersatzlos. Der Beschlussentwurf enthält des Weiteren Beschränkungen hinsichtlich der Übertragbarkeit der Optionsrechte. Hierdurch sollen die mit dem Optionsplan verfolgten persönlichen Anreizwirkungen sichergestellt werden. Schließlich bestimmt der Beschlussvorschlag, dass der Vorstand und, soweit die Mitglieder des Vorstands betroffen sind, der Aufsichtsrat ermächtigt werden, die weiteren Einzelheiten für die Gewährung der Optionsrechte, für deren inhaltliche Ausgestaltung und für die Gewährung von Aktien festzulegen. Hierzu zählen insbesondere auch die Festsetzung der Anzahl der zu gewährenden Optionen, wobei die Zuteilung an die Verpflichtung zum Erwerb von Aktien der Deutsche Bank AG geknüpft werden kann. Hierdurch wird die unmittelbare Beteiligung der Führungskräfte am wirtschaftlichen Erfolg verstärkt und die Bindung an das Unternehmen erhöht. Ebenfalls zu diesen Einzelheiten zählen Regelungen für Sonderfälle eines vorzeitigen Ausscheidens aus dem Anstellungsverhältnis, Verwässerungsschutzregelungen bei Kapitalmaßnahmen und etwaige Anpassungen an unterschiedliche Rechtsordnungen.

Zur Erfüllung der Ansprüche der Optionsberechtigten auf den Bezug von Aktien dient in erster Linie ein neu zu schaffendes bedingtes Kapital in Höhe von 64 000 000 Euro entsprechend 25 000 000 Aktien. Um die Flexibilität bei Ausübung der Bezugsrechte zu erhöhen, sieht der Beschlussvorschlag vor, dass Ansprüche der Berechtigten auch durch eigene Aktien oder durch Barausgleich erfüllt werden können.

Um eine wirtschaftliche Vergleichbarkeit des vorgeschlagenen Aktienoptionsprogramms mit anderen marktgängigen Modellen zu erreichen, planen Vorstand und Aufsichtsrat, den Teilnehmern zusammen mit den Optionsrechten einen weiteren Vergütungsbestandteil zu gewähren (Partnership Appreciation Rights (PAR)). PARs sollen Ansprüche auf Zahlung einer Bartantieme in Höhe von 20 % des Ausübungspreises des PARs, der dem Basispreis einer DBGP-Aktienoption entspricht, vermitteln. Die Möglichkeit zur Ausübung der PARs soll davon abhängen, dass der Kurs der Deutsche Bank-Aktie an wenigstens einem Handelstag nach ihrer Ausgabe eine Erfolgshürde von 120 % des Ausübungspreises übersteigt.

Anmeldung zur Hauptversammlung bis spätestens 16. Mai 2002

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind gemäß § 17 der Satzung diejenigen Aktionäre berechtigt, die im Aktienregister eingetragen sind und sich spätestens am 16. Mai 2002 auf elektronischem Wege über die im Anschreiben an die eingetragenen Aktionäre genannte Internet-Site beziehungsweise schriftlich oder fernschriftlich bei folgender Adresse oder einer anderen von der Deutsche Bank AG im Zusammenhang mit der Unterrichtung über die Hauptversammlung genannten Adresse angemeldet haben:

Deutsche Bank AG
Aktionärsservice
Postfach 94 00 03
69940 Mannheim

Aktionäre, die im Aktienregister eingetragen sind, können ihr Stimmrecht auch durch einen Bevollmächtigten, zum Beispiel ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen. In diesem Fall sind die Bevollmächtigten rechtzeitig anzumelden. Die schriftliche Vollmachterteilung kann auch per Telefax nachgewiesen werden. Die Deutsche Bank AG behält sich vor, im Einzelfall die Vorlage der Originalvollmacht zu verlangen.

Die Deutsche Bank AG bietet ihren Aktionären weiter die Möglichkeit, sich durch Mitarbeiter der Gesellschaft als Bevollmächtigte in der Hauptversammlung vertreten zu lassen. In diesem Fall können Vollmachten und Weisungen schriftlich oder über das Internet übermittelt werden. Die Einzelheiten dazu ergeben sich aus den Unterlagen, die den Aktionären übersandt werden.

Eintrittskarten und Stimmkarten werden den zur Teilnahme berechtigten Aktionären und Bevollmächtigten erteilt.

Informationen zur Hauptversammlung erhalten Sie auch im Internet:
www.deutsche-bank.de/hauptversammlung

Frankfurt am Main, im März 2002

Deutsche Bank AG

Der Vorstand

Informationen zu Aufsichtsratsbeziehungen, meldepflichtigen Beteiligungen und Emissionskonsortium

Aufgrund von § 128 Abs. 2 Satz 8 AktG in der seit 2001 geltenden Fassung sind die folgenden, zum Teil sehr technisch wirkenden Angaben durch uns zu machen:

1. Dem Aufsichtsrat der Deutsche Bank AG gehören fünf Mitarbeiter der Deutsche Bank AG als Arbeitnehmervertreter an.

2. Vorstandsmitglieder beziehungsweise Mitarbeiter der Deutsche Bank AG gehören den Aufsichtsräten folgender inländischer depotführender Kreditinstitute an:

   Deutsche Bank 24 AG
   Deutsche Bank Lübeck AG vormals Handelsbank
   Deutsche Bank Saar AG
   Deutsche Bank Trust AG Private Banking
   European Transaction Bank AG
   SchmidtBank GmbH & Co. KGaA

3. Meldepflichtige Beteiligungen von Kreditinstituten an der Deutsche Bank AG nach § 21 WpHG sind uns nicht mitgeteilt.

4. Dem letzten Emissionskonsortium, das auch aus konzernexternen Beteiligten bestand (Euro-Nachranganleihe 2002-2012), gehörten folgende Kreditinstitute an:

   Deutsche Bank AG
   ABN Amro Bank NV
   Bayerische Hypo- und Vereinsbank
   BNP Paribas
   Caboto IntesaBCI-Sim S.p.A.
   CDC Ixis Capital Markets
   Fortis Bank NV-SA
   Natexis Banques Populaires

100 % chlorfrei gebleichtes Papier

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